Annual Report
2022

kimcorealty.com

2200 Westlake
Seattle, Washington



Kimco Realty® (NYSE:KIM) is a real estate investment trust (REIT) headquartered in Jericho, NY that is North America's largest publicly traded owner and operator of open-air, grocery-anchored shopping centers, and a growing portfolio of mixed-use assets. The company's portfolio is primarily concentrated in the first-ring suburbs of the top major metropolitan markets, including those in high-barrier-to-entry coastal markets and rapidly expanding Sun Belt cities, with a tenant mix focused on essential, necessity-based goods and services that drive multiple shopping trips per week.

Kimco Realty is also committed to leadership in environmental, social and governance (ESG) issues and is a recognized industry leader in these areas. Publicly traded on the NYSE since 1991, and included in the S&P 500 Index, the company has specialized in shopping center ownership, management, acquisitions, and value enhancing redevelopment activities for more than 60 years. As of December 31, 2022, the company owned interests in 532 U.S. shopping centers and mixed-use assets comprising 91 million square feet of gross leasable space. For further information, please visit www.kimcorealty.com.



Kroger

Mendenhall Commons
Memphis, Tennessee

Dear Fellow Stockholders and Associates:

In a year where exceptionally strong retailer demand prevailed over rising interest rates and uncertainty around consumer health, our team produced some of the best leasing results in the company's history. Funds from Operations (FFO) for the full year 2022 was $976.4 million, or $1.58 per diluted share, compared to $706.8 million, or $1.38 per diluted share, for the full year 2021. We leased over 11.5 million square feet in 2022 – our highest level on record. With nearly 90 percent of our COVID inventory now recovered, pro-rata occupancy rose 130 basis points for the year, to 95.7 percent, representing the highest year-over-year occupancy increase in the past 15 years, and bringing us just 70 basis points shy of our all-time high occupancy. Anchor occupancy rose to 98.0 percent, with small shop occupancy rising 230 basis points year-over-year to 90.0 percent. Combined pro-rata cash leasing spreads were a positive 7.6 percent in 2022, with spreads on new leases reaching an impressive 21.2 percent for the year. Same-property NOI grew 4.4 percent for the full year, driven in large part by higher minimum rents. A 260-basis-point spread between leased and economic occupancy represents significant opportunity for growth heading into 2023.

Our operating fundamentals remain exceptionally strong. Limited new supply, record high tenant retention levels, and robust retailer demand have made this one of the best leasing environments in our memory. Retailers across categories continue to prioritize our portfolio of open-air, grocery-anchored centers and mixed-use assets positioned in first-ring suburbs of major metro



markets. The work-from-home and suburbanization trends born out of the COVID-19 pandemic have persisted, and the pandemic and subsequent recovery also helped to settle the e-commerce versus brick-and-mortar debate once and for all – it's the combination of the two that is the sweet spot for successful retailers. The e-commerce powerhouses are opening physical stores and investing in existing stores to maximize profitability, connect more deeply with their customers, and master last-mile distribution fulfillment. And the last-mile, grocery-anchored center, at the cross section of convenience and value, is resonating with today's consumer.

Limited new supply, record high tenant retention levels, and robust retailer demand have made this one of the best leasing environments in our memory.

While we expect leasing velocity and tenant retention to continue at elevated levels, we are mindful of the clouds on the horizon in 2023 as the inflationary environment persists and the threat of recession looms. We are both vigilant and proactive in monitoring the health of our tenants, and while our size and diversification minimize our exposure to weaker credit, we are focused on anticipating changes and turning them into opportunities. "Leasing, leasing, leasing" will continue to be our mantra in 2023, and with our balance sheet and liquidity position in top shape, we are poised to take advantage of dislocation and any resulting opportunities that may arise.



Publix at Princeton Lakes
Atlanta, Georgia

A Portfolio Primed for Growth

High-quality locations in markets supported by stronger income and population levels are our best hedge against inflation and potential disruption in the retail landscape. Favorable supply and demand dynamics and our concentration in high-barrier-to-entry markets have allowed us to improve rents. We are continuously mining opportunities to remerchandise and generate further improvements in traffic, sales, and cash flow, which present new opportunities for growth ahead.

Our growing mixed-use platform is another important growth lever for the company, offering a long-term pipeline of opportunities to unlock the highest and best use of our real estate and create additional value. The population shift to first-ring suburbs has exacerbated housing shortages, and demand for multi-family product is strong. We are aggressively pursuing entitlements at our centers across the portfolio, where we see unique opportunities to add density and create a thriving, 24/7 mixed-use environment.

Our growing mixed-use platform is another important growth lever for the company, offering a long-term pipeline of opportunities to unlock the highest and best use of our real estate and create additional value.

We entitled a record 2,805 apartment units in 2022, bringing our current total entitlements to 5,461 units. Combined with the 2,218 units already built and the 1,139 under construction, our overall total has reached 8,818 units, which puts us well on our way to our target of 12,000 units by 2025. Thirteen percent of Kimco's annualized base rent now comes from properties with a mixed-use component, and we will continue to use our "CapEx-light" strategy to activate projects when the conditions are right, making use of ground leases and joint ventures with best-in-class apartment developers to minimize risk and exposure while generating attractive returns.



Dania Pointe
Dania Beach, Florida



Dry Powder at the Ready

In an environment where capital is extremely hard to come by, Kimco is exceptionally well positioned. We ended the year with over $2.1 billion of immediate liquidity, including full availability on our $2.0 billion unsecured revolving credit facility (renewed with a maturity date of March 2027, extendable to March 2028) and $150 million of cash and cash equivalents on the balance sheet.

In the fourth quarter of 2022, we monetized 11.5 million shares of our Albertsons Companies, Inc. (NYSE: ACI) common stock, generating proceeds of $301.1 million. Subsequent to year end, we received a $194.1 million special dividend payment from that investment. At year end, we held 28.3 million shares of ACI common stock, valued at approximately $588 million, offering the potential for additional monetization in the year ahead.

Stockholders should note that Kimco's partial monetization of our ACI investment generated a gain for tax purposes of approximately $250 million. In order to maximize retained proceeds from the sale for future investment and debt reduction, we elected to pay the federal and state income tax on the gain of approximately $57 million, which entitles our stockholders to a pro-rata credit of the federal income tax paid. We encourage you to reference the FAQ on our Investor Relations website for further information on claiming that credit.

We made meaningful progress towards improving our leverage levels in 2022, increasing our portfolio of unencumbered assets while also minimizing our exposure to floating rate debt. As of year-end, our consolidated net debt to EBITDA was 6.1x. We have just $50 million of mortgage debt maturing in 2023, and our weighted average debt maturity profile is 9.5 years. With a solid balance sheet and tremendous access to capital, we are armed with dry powder that offers us the flexibility to deploy our capital for our stockholders and create out-sized returns.

An Opportunistic and Disciplined Investment Approach

Looking ahead to 2023, we are prepared to capitalize on our advantageous position through a combination of select open-air, grocery-anchored acquisitions, continued partnership buyouts, where appropriate, and select structured investment opportunities that may arise in an environment with substantial dislocation.

We have seen recent success under all three of these investment strategies in 2022. In the fourth quarter, we closed on the $375.8 million acquisition of eight open-air retail centers, five of which are grocery-anchored, from a privately held portfolio based in the high-barrier-to-entry Long Island, New York market. Utilizing a combination of cash, the assumption of below-market fixed rate debt, and tax-deferred units, we were uniquely positioned among the potential buyer pool to structure an accretive transaction for this generational portfolio. For the full year 2022, we acquired 10 shopping centers and 10 land parcels.

We anticipate more opportunity ahead in a transaction market exhibiting uncertainty and inefficiency. While conviction in the open-air, grocery-anchored asset class remains strong, access to capital has tightened with rising borrowing costs. In addition to our liquidity advantage, our recent restructuring to an Umbrella Partnership Real Estate Investment Trust, or UPREIT, will enhance our ability to compete in the acquisition of highly desirable centers by enabling us to offer tax-deferred opportunities to sellers, ultimately enhancing our platform for continued growth.

In 2022, we sold 18 shopping centers and 14 land parcels, totaling 3.4 million square feet, for $541.8 million. Kimco's pro-rata share of the sales price was $218.4 million. Dispositions are expected to be modest in 2023, with only a small amount of pruning and sales of non-income-producing land parcels and holdings anticipated.

We kicked off 2023 with a well-timed and executed partnership buyout. We disposed of two slower-growth, commodity power centers in Georgia, populated with several at-risk tenants, and recycled the sale proceeds into a 1031 exchange, acquiring our partner's 85 percent interest in two high-quality, open-air, grocery-anchored centers in Southern California that were formerly held in one of our institutional joint ventures.

8000 Sunset Strip Shopping Center
Los Angeles, California

Highlighting the opportunity in our structured investments program, during 2022, we deployed a total of $72 million across four participating loans and mezzanine financings. We received full repayment of $25.0 million from a mezzanine loan at Pompano Citi Centre in Pompano, Florida. In addition, we made a $22 million participating loan on a three-property, grocery-anchored portfolio in Pennsylvania. In just over four months, our borrower sold the assets for a sizable gain, and Kimco received a $4 million participating interest. On an annualized basis, our investment yielded a 76 percent internal rate of return. Our continuing investments in the structured program will remain judicious, with an emphasis on high-quality locations, strong demographics, tenant quality, and sponsor strength, while seeking to secure a right of first refusal or right of first offer on any underlying asset.

We're excited for the opportunities that lie ahead, and with a disciplined approach, we are uniquely positioned to generate outsized returns on quality real estate in an environment where liquidity is at a premium.

Our recent restructuring to an Umbrella Partnership Real Estate Investment Trust, or UPREIT, will enhance our ability to compete in the acquisition of highly desirable centers by enabling us to offer tax-deferred opportunities to sellers, ultimately enhancing our platform for continued growth.

CRUNCH
CVS/pharmacy
TRADER JOE'S
CB2

Our "Do the Right Thing" Culture

A strategy is only as good as the team that's tasked with executing it. For Kimco, our collaborative, talented, and dedicated team is another factor that sets us apart from the competition. Our "do the right thing" culture has been part of our company's DNA since its earliest days 65 years ago. We adhere to "The Golden Rule" as our driving business philosophy. This attitude extends beyond just "the deal" to all of Kimco's many stakeholders – our associates, tenants, investors, shoppers, and community members in the neighborhoods where we operate.

Our sector-leading environmental, social, and governance (ESG) program is proof of that philosophy at work. In 2022, through the launch of our KIMunity Councils, we encouraged direct involvement by Kimco associates in driving our strategy in the areas of diversity, equity and inclusion, giving, wellness, sustainability, and tenant engagement. We've taken steps to promote diversity in the commercial real estate industry through the launch of the Milton Cooper Trailblazer in Real Estate Award in partnership with the ICSC Foundation, which will award ten individual $10,000 scholarships to undergraduate and graduate students in the industry, half of which must be awarded to individuals from underrepresented groups. We also focused on managing climate risk, enhancing our climate resiliency program with initiatives focused on disaster preparedness and site and employee safety. Further solidifying the company's commitment to ESG, our 2022 compensation framework ties a portion of incentive pay to performance against the company's ESG goals.

In recognition of our progress and leadership in ESG, Kimco was awarded Nareit's 2022 Leader in the Light Award for the retail sector, marking the third time we've received this prestigious recognition given to REITs that have demonstrated outstanding ESG practices.

As always, our sights are on creating long-term value, and we know that the best way to do that is by upholding our responsibility to positively impact all stakeholders. With the support of our best-in-class team and adherence to our core values around integrity and innovation, we'll continue to execute on a winning strategy that has multiple growth drivers, is built to withstand economic cycles, and allows for speed and flexibility in the face of opportunity, all of which, we believe, are the keys to continued and lasting success.

Milton Cooper
Executive Chairman

Conor C. Flynn
Chief Executive Officer

Ross Cooper
President, Chief Investment Officer

Glenn G. Cohen
Executive Vice President, Chief Financial Officer & Treasurer

David Jamieson
Executive Vice President, Chief Operating Officer

ESG Disclosure Roadmap

Kimco is committed to excellence in ESG disclosure. Detailed information on ESG program governance and performance can be found in three primary locations:



Annual Report/10-K
Summarizes ESG program priorities and material risk disclosures.



Proxy Statement
Summarizes corporate governance practices, including how the Board and management are engaged in ESG program strategy, governance and accountability.



Corporate Responsibility Report
Based on the Global Reporting Initiative (GRI) standard, summarizes environmental and social performance.

The company also discloses aggregate-level EEO-1 workforce diversity data that can be found on the company's website, which data and website contents are not incorporated by reference and do not form a part of this Annual Report.

EBITDA (a non-GAAP financial measure within the meaning of the rules of the SEC) is generally calculated by the company as net income/(loss) before interest, depreciation and amortization, provision/benefit for income taxes, gains/losses on sale of operating properties, losses/gains on change of control, profit participation from other investments, pension valuation adjustments, gains/losses on marketable securities and impairment charges.

Our method of calculating EBITDA may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. We believe that EBITDA is an important metric in determining the success of our business as a real estate owner and operator. See the reconciliation to the applicable GAAP measure below.

In addition, we present a ratio of Net Debt to EBITDA, which is calculated using the non-GAAP measures: (1) Total debt outstanding reduced by the company's cash and cash equivalents, and (2) Annualized EBITDA, each as reconciled to the applicable GAAP measures below.

Reconciliation of Net Loss to EBITDA
(In thousands, except per share data) (unaudited)

	Three Months Ended December 31, 2022
Net loss	$(47,069)
Interest	60,947
Depreciation and amortization	124,676
Gain on sale of properties	(4,221)
Gain on sale of joint venture properties	(643)
Impairment charges (including real estate joint ventures)	1,585
Pension valuation adjustment	172
Profit participation from other investments, net	(4,584)
Loss on marketable securities	100,314
Provision for income taxes, net	57,750
Consolidated EBITDA	$288,927
Consolidated Debt	$7,157,886
Consolidated Cash	(149,829)
Consolidated Net Debt	$7,008,057
Annualized Consolidated EBITDA	$1,155,708
Net Debt to Consolidated EBITDA	6.1x

Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number 1-10899 (Kimco Realty Corporation)
Commission file number 333-269102-01 (Kimco Realty OP, LLC)

KIMCO REALTY CORPORATION
KIMCO REALTY OP, LLC
(Exact name of registrant as specified in its charter)

Maryland (Kimco Realty Corporation)	13-2744380
Delaware (Kimco Realty OP, LLC)	92-1489725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 North Broadway, Suite 201, Jericho, NY 11753
(Address of principal executive offices)   (Zip Code)

(516) 869-9000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Kimco Realty Corporation

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share.	KIM	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 5.125% Class L Cumulative Redeemable, Preferred Stock, $1.00 par value per share.	KIMprL	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 5.250% Class M Cumulative Redeemable Preferred Stock, $1.00 par value per share.	KIMprM	New York Stock Exchange

Kimco Realty OP, LLC

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Kimco Realty Corporation Yes ☑ No ☐   **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Kimco Realty Corporation Yes ☐ No ☑   **Kimco Realty OP, LLC** Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Kimco Realty Corporation Yes ☑ No ☐   **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Kimco Realty Corporation Yes ☑ No ☐   **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Kimco Realty Corporation:

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

Kimco Realty OP, LLC:

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Kimco Realty Corporation ☐   **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Kimco Realty Corporation ☑   **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Kimco Realty Corporation Yes ☐ No ☑   **Kimco Realty OP, LLC** Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Kimco Realty Corporation was approximately $12.0 billion based upon the closing price on the New York Stock Exchange for such equity on June 30, 2022.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)
Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.
As of February 10, 2023, Kimco Realty Corporation had 618,609,347 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Part III incorporates certain information by reference to the Kimco Realty Corporation's definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on April 25, 2023.
Index to Exhibits begins on page 48.

KIMCO REALTY CORPORATION
KIMCO REALTY OP, LLC

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2022

EXPLANATORY NOTE

Prior to January 1, 2023, the business of Kimco Realty Corporation (the "Company") was conducted through a predecessor entity also known as Kimco Realty Corporation (the "Predecessor"). On December 14, 2022, the Predecessor's Board of Directors approved the entry into an Agreement and Plan of Merger (the "UPREIT Merger") with the company formerly known as New KRC Corp., which was a Maryland corporation and wholly owned subsidiary of the Predecessor (the "Parent Company"), and KRC Merger Sub Corp., which was a Maryland corporation and wholly owned subsidiary of the Parent Company ("Merger Sub"), to effect the reorganization (the "Reorganization") of the Predecessor's business into an umbrella partnership real estate investment trust, or "UPREIT".

On January 1, 2023, pursuant to the UPREIT Merger, Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving entity and a wholly-owned subsidiary of the Parent Company, and each outstanding share of capital stock of the Predecessor was converted into one equivalent share of capital stock of the Parent Company (each of which has continued to trade under their respective existing ticker symbol with the same rights, powers and limitations that existed immediately prior to the Reorganization).

In connection with the Reorganization, the Parent Company changed its name to Kimco Realty Corporation, and replaced the Predecessor as the New York Stock Exchange-listed public company. Effective as of January 3, 2023, the Predecessor converted into a limited liability company, organized in the State of Delaware, known as Kimco Realty OP, LLC, the entity we refer to herein as "Kimco OP".

Following the Reorganization, substantially all of the Company's assets are held by, and substantially all of the Company's operations are conducted through, Kimco OP (either directly or through its subsidiaries), as the Company's operating company, and the Company is the managing member of Kimco OP. The officers and directors of the Company are the same as the officers and directors of the Predecessor immediately prior to the Reorganization.

This Annual Report on Form 10-K ("Form 10-K" or "Annual Report") pertains to the business and results of operations of the Predecessor for its fiscal year ended December 31, 2022. The Company and Kimco OP have elected to co-file such Annual Report of the Predecessor to ensure continuity of information to investors.

For additional information on our Reorganization, please see our Current Reports on Form 8-K filed with the SEC on January 3, 2023 and January 4, 2023.

Throughout this Annual Report, unless the context requires otherwise:

- the "Company," "we," "our," "us" or refer to:
  - for the period prior to January 1, 2023 (the period preceding the UPREIT Merger), the Predecessor and its business and operations conducted through its directly or indirectly owned subsidiaries;
  - for the period on or after January 1, 2023, (the period from and following the UPREIT Merger), the Parent Company and its business and operations conducted through its directly or indirectly owned subsidiaries, including Kimco OP; and
  - in statements regarding qualification as a real estate investment trust ("REIT"), such terms refer solely to the Predecessor or Parent Company, as applicable.
- "Kimco OP" refers to Kimco Realty OP, LLC, our operating company following the UPREIT Merger.
- References to "shares" and "shareholders" refer to the shares and stockholders of the Predecessor prior to January 1, 2023 and of the Parent Company on or after January 1, 2023, and not the limited liability company interests of Kimco OP.

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K ("Form 10-K"), together with other statements and information publicly disseminated by the Company contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "commit," "anticipate," "estimate," "project," "will," "target," "forecast" or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond the Company's control and could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, (i) general adverse economic and local real estate conditions, (ii) the impact of competition, including the availability of acquisition or development opportunities and the costs associated with purchasing and maintaining assets; (iii) the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business, (iv) the reduction in the Company's income in the event of multiple lease terminations by tenants or a failure of multiple tenants to occupy their premises in a shopping center, (v) the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience, (vi) the availability of suitable acquisition, disposition, development and redevelopment opportunities, and risks related to acquisitions not performing in accordance with our expectations, (vii) the Company's ability to raise capital by selling its assets, (viii) disruptions and increases in operating costs due to inflation and supply chain issues, (ix) risks associated with the development of mixed-use commercial properties, including risks associated with the development and ownership of non-retail real estate, (x) changes in governmental laws and regulations, including, but not limited to, changes in data privacy, environmental (including climate change), safety and health laws, and management's ability to estimate the impact of such changes, (xi) valuation and risks related to the Company's joint venture and preferred equity investments and other investments, (xii) valuation of marketable securities and other investments, including the shares of Albertsons Companies, Inc. common stock held by the Company, (xiii) impairment charges, (xiv) criminal cybersecurity attacks disruption, data loss or other security incidents and breaches, (xv) impact of natural disasters and weather and climate-related events, (xvi) pandemics or other health crises, such as coronavirus disease 2019 ("COVID-19"), (xvii) our ability to attract, retain and motivate key personnel, (xviii) financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms to the Company, (xix) the level and volatility of interest rates and management's ability to estimate the impact thereof, (xx) changes in the dividend policy for the Company's common and preferred stock and the Company's ability to pay dividends at current levels, (xxi) unanticipated changes in the Company's intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity, and (xxii) the Company's ability to continue to maintain its status as a REIT for federal income tax purposes and potential risks and uncertainties in connection with its UPREIT structure, and (xxiii) the other risks and uncertainties identified under Item 1A, "Risk Factors" and elsewhere in this Form 10-K and in the Company's other filings with the Securities and Exchange Commission ("SEC"). Accordingly, there is no assurance that the Company's expectations will be realized. The Company disclaims any intention or obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to refer to any further disclosures the Company makes or related subjects in the Company's quarterly reports on Form 10-Q and current reports on Form 8-K that the Company files with the SEC.

PART I

Item 1. Business

Overview

The Company is North America's largest publicly traded owner and operator of open-air, grocery-anchored shopping centers, and a growing portfolio of mixed-use assets. The Company's mission is to create destinations for everyday living that inspire a sense of community and deliver value to our many stakeholders.

The Company began operations through its predecessor, The Kimco Corporation, which was organized in 1966 upon the contribution of several shopping center properties owned by its principal stockholders. In 1973, these principals formed the Company as a Delaware corporation, and, in 1985, the operations of The Kimco Corporation were merged into the Company. The Company completed its initial public stock offering (the "IPO") in November 1991, and, commencing with its taxable year which began January 1, 1992, elected to qualify as a REIT in accordance with Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. In January of 2023, the Company consummated the Reorganization into an UPREIT structure as described in the Explanatory Note at the beginning of this Annual Report. If, as the Company believes, it is organized and operates in such a manner so as to qualify and remain qualified as a REIT under the Code, the Company, generally will not be subject to U.S. federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income, as defined in the Code. The Company maintains certain subsidiaries that made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"), that permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. In 1994, the Predecessor reorganized as a Maryland corporation. In March 2006, the Predecessor was added to the S&P 500 Index, an index containing the stock of 500 Large Cap companies, most of which are U.S. corporations. The Company's common stock, Class L Depositary Shares and Class M Depositary Shares are traded on the New York Stock Exchange ("NYSE") under the trading symbols "KIM", "KIMprL", and "KIMprM", respectively.

The Company is a self-administered REIT and has not engaged, nor does it expect to retain, any REIT advisors in connection with the operation of its properties. The Company's ownership interests in real estate consist of its consolidated portfolio and portfolios where the Company owns an economic interest, such as properties in the Company's investment real estate management programs, where the Company partners with institutional investors and also retains management.

The Company began to expand its operations through the development of real estate and the construction of shopping centers but revised its growth strategy to focus on the acquisition and redevelopment of existing shopping centers that include a grocery component. The Company also expanded internationally within Canada, Mexico, Chile, Brazil and Peru, but has since exited all international investments. Additionally, the Company developed various residential and mixed-use operating properties and continues to obtain entitlements to embark on additional projects of this nature through re-development opportunities. In August 2021, the Company expanded through a merger with Weingarten Realty Investors ("Weingarten"), whereby Weingarten merged with and into the Predecessor, with the Predecessor continuing as the surviving public company (the "Merger"), pursuant to the definitive merger agreement (the "Merger Agreement") between the Predecessor and Weingarten which was entered into on April 15, 2021. The Merger brought together two industry-leading retail real estate platforms with highly complementary portfolios and created the preeminent open-air shopping center and mixed-use real estate owner in the country. The Merger further enhanced the Company's portfolio in coastal and sun belt regions.

The Company has implemented its investment real estate management format through the establishment of various institutional joint venture programs, in which the Company has noncontrolling interests. The Company earns management fees, acquisition fees, disposition fees as well as promoted interests based on achieving certain performance metrics.

In addition, the Company has capitalized on its established expertise in retail real estate by establishing other ventures in which the Company owns a smaller equity interest and provides management, leasing and operational support for those properties. The Company has also provided preferred equity capital to real estate professionals and, from time to time, provides real estate capital and management services to both healthy and distressed retailers. The Company has also made selective investments in secondary market opportunities where a security or other investment is, in management's judgment, priced below the value of the underlying assets, however these investments are subject to volatility within the equity and debt markets.

As described in greater detail in the Explanatory Note to this Form 10-K, (i) on January 1, 2023, as a result of the Reorganization, the Parent Company, a Maryland corporation, became the successor issuer to the Predecessor, and (ii) on January 3, 2023 the Predecessor converted into Kimco OP, a limited liability company, organized in the State of Delaware. Parent Company is the managing member of Kimco OP and owns 100% of the limited liability company interests, and exercises exclusive control over Kimco OP.

As of December 31, 2022, the Company had interests in 532 shopping center properties (the "Combined Shopping Center Portfolio"), aggregating 90.8 million square feet of gross leasable area ("GLA"), located in 28 states. In addition, the Company had 23 other property interests, primarily through the Company's preferred equity investments and other investments, totaling 5.7 million square feet of GLA.

Economic Conditions

The economy continues to face several issues including the lack of qualified employees, inflation risk, supply chain issues and new COVID-19 variants, which could impact the Company and its tenants. In response to the rising rate of inflation the Federal Reserve has steadily increased interest rates, and may continue to increase interest rates, until the rate of inflation begins to decrease. These increases in interest rates could adversely impact the business and financial results of the Company and its tenants. In addition, slower economic growth and the potential for a recession could have an adverse effect on the Company and its tenants. This could negatively affect the overall demand for retail space, including the demand for leasable space in the Company's properties. As a result, the Company could feel pricing pressure on rents that it is able to charge to new or renewing tenants, such that future rents and rent spreads could be negatively impacted. Any of these events could materially adversely impact the Company's business, financial condition, results of operations or stock price. The Company continues to monitor economic, financial, and social conditions and will assess its asset portfolio for any impairment indicators. If the Company determines that any of its assets are impaired, the Company would be required to take impairment charges, and such amounts could be material.

Business Objective and Strategies

The Company has developed a strong nationally diversified portfolio of open-air, shopping centers located in drivable first-ring suburbs primarily within 19 major metropolitan sun belt and coastal markets, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. As of December 31, 2022, the Company derived 85% of its annualized base rent from these top major metro markets. The Company's shopping centers provide essential, necessity-based goods and services to the local communities and are primarily anchored by grocers, home improvement, and pharmacy.

The Company's focus on high-quality locations has led to significant opportunities for value creation through the reinvestment in its assets to add density, replace outdated shopping center concepts, and better meet changing consumer demands. In order to add density to existing properties, the Company has obtained multi-family entitlements for 8,818 units of which 2,218 units have been constructed as of December 31, 2022. The Company continues to place strategic emphasis on live/work/play environments and in reinvesting in its existing assets, while building shareholder value. This philosophy is exemplified by the Company's Signature Series™ properties which include key value creation projects in our portfolio that exemplify our transformation and highlight our focus on quality, concentration around core MSAs, and growth through redevelopment and development opportunities. Signature Series properties also include fully entitled, shovel-ready mixed-use projects, and opportunities that we continue to identify and entitle as we seek to achieve the highest and best use of our real estate, enhance our communities, and create value for our stakeholders for years to come.

The strength and security of the Company's balance sheet remains central to its strategy. The Company's strong balance sheet and liquidity position are evidenced by its investment grade unsecured debt ratings (Baa1/BBB+) by two major ratings agencies. The Company maintains one of the longest weighted average debt maturity profiles in the REIT industry, now at 9.5 years. The Company expects to continue to take steps to reduce leverage, unencumber assets and improve its debt coverage metrics as mixed-use projects and redevelopments continue to come online and contribute additional cash flow growth.

Business Objective

The Company's primary business objective is to be the premier owner and operator of open-air, grocery-anchored shopping centers, and a growing portfolio of mixed-use assets, in the U.S. The Company believes it can achieve this objective by:
- increasing the value of its existing portfolio of properties and generating higher levels of portfolio growth;
- increasing cash flows for reinvestment and/or for distribution to shareholders while maintaining conservative payout ratios;
- improving debt metrics and upgraded unsecured debt ratings
- continuing growth in desirable demographic areas with successful retailers, primarily focused on grocery anchors; and
- increasing the number of entitlements for residential use.

Business Strategies

The Company believes with its strong core portfolio and its recent acquisitions, it will continue to achieve higher occupancy levels, increased rental rates and rental growth in the future. To effectively execute the Company's strategy and achieve its strategic goals the Company identified the following growth components to focus on:

Organic Growth
- Aim to incorporate annual rent increases for small shop leases and rental increases every five years for anchors.

Leasing and Mark to Market Opportunites
- Focus on increasing occupancy across the entire portfolio. In addition, the Company will direct its attention on bringing historic below market anchor leases closer to market rates.

(Re)development and Repositioning Pipeline
- Economic stabilization of its Signature Series projects and obtaining additional multi family entitlements where opportunity presents itself

Accretive Capital Deployment (Acquisitions, "Plus"/structured Investments)
- Opportunistic acquisition and structured investment platform focused on accretive unique opportunities

Albertsons Monetization
- Monetize the Company's marketable security investment while maintaining maximum optionality

Environmental, Social & Governance
- Strong commitments in the areas of climate change, Diversity, Equity & Inclusion ("DE&I") and small business support

The Company believes it is well positioned for sustainable growth with its high-quality portfolio, accretive and opportunistic capital allocation, financial strength and environmental, social and governance leadership.

The Company has identified the following areas where it is well positioned for sustainable growth in the future.



The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2022, no single open-air shopping center accounted for more than 1.3% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.4% of the Company's total shopping center GLA. Furthermore, at December 31, 2022, the Company's single largest tenant represented only 3.7%, and the Company's five largest tenants aggregated less than 11.4%, of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest.

As one of the original participants in the growth of the shopping center industry and the nation's largest owners and operators of open-air shopping centers, the Company has established close relationships with major national and regional retailers and maintains a broad network of industry contacts. Management is associated with and/or actively participates in many shopping center and REIT industry organizations. Notwithstanding these relationships, there are numerous regional and local commercial developers, real estate companies, financial institutions and other investors who compete with the Company for the acquisition of properties and other investment opportunities and in seeking tenants who will lease space in the Company's properties.

Government Regulation

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property and the Americans with Disabilities Act of 1990.

In addition, see Item 1A. Risk Factors for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" together with our audited consolidated financial statements and the related notes thereto for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Human Capital Resources

The Company believes that our associates are one of our strongest resources and that a variety of perspectives and experiences found in a diverse workforce spark innovation and enrich company culture. The Company is committed to diversity, equity and inclusion best practices in all phases of the associate life cycle, including recruitment, training and development and promotion. By cultivating high levels of associate satisfaction and improving the diversity of our team, management's goal is to ensure the Company will remain a significant driving force in commercial real estate well into the future.

The Company has been and will continue to be an equal opportunity employer committed to hiring, developing, and supporting a diverse, equitable, and inclusive workplace. To ensure full implementation of this equal employment policy, we take steps to ensure that persons are recruited, hired, assigned and promoted without regard to race, creed, national origin, ancestry, citizenship status, religion, age, color, sex, gender (including pregnancy, childbirth and related medical conditions), gender identity and expression, sexual orientation, marital status, disability, genetic information, protected veteran status, or any other characteristic protected by local, state, or federal laws, rules, or regulations. All of our employees must adhere to a Code of Business Conduct and Ethics that sets standards for appropriate behavior and includes required, regular internal training on preventing, identifying, reporting and stopping any type of discrimination and/or retaliation.

To attract and retain high performing individuals, we are committed to partnering with our associates to provide opportunities for their professional development and promote their health and well-being. We offer a broad range of benefits, and we believe our compensation package and benefits are competitive with others in our industry. Our benefits programs include a robust offering of medical, dental, vision, life, disability and a number of exciting ancillary benefits, all of which require very low associate contributions or are offered at no cost to associates. The Company also provides a Safe Harbor 401(k) program with both pretax and Roth offering including a robust, fully vested matching contribution.

The Company has been recognized as a Great Place to Work® for five consecutive years as well as a One of the 2022 Best Workplaces in Real Estate™, both of which are based on anonymous third-party surveys and feedback collected from our associates. Additionally, the Company was designated a Best Place to Work for LGBTQ+ Equality and has achieved a perfect score on the Human Rights Campaign Foundation's 2022 Corporate Equality Index, a nationally recognized benchmarking survey and report measuring corporate policies and practices related to LGBTQ+ workplace equality.

The Company operates under a hybrid work model, which balances associates' need for valuable face-to-face interactions with individual preferences for ideal work conditions. By continuing to focus on communication, collaboration, and innovation, and by encouraging associates to protect their personal time and be deliberate in where and how they choose to work, management is confident that the model results in a happier, engaged, and more efficient workforce.

The Company's executive and management team promotes a true "open door" environment in which all feedback and suggestions are welcome. Whether it be through regular all employee calls, department meetings, frequent training sessions, Coffee Connections with the executive team, use of our BRAVO recognition program, awarding of iPads for Ideas, or participation in our LABS (Leaders Advancing Business Strategy) program, associates are encouraged to be inquisitive and share ideas. Those ideas have resulted in a number of programs and benefit enhancements.

The Company promotes physical health, including access to a national gym membership program for associates and their family members as well as host to regular wellness and nutrition seminars and health screenings. The Company also feels it is important that our associates are engaged and active in the community. Across our numerous offices, associates host volunteer and social activities. Whether we're participating in walks, runs, food or toy drives, the Company promotes and supports associate volunteerism with two volunteer days off per year and a company matching program in support of each associates charitable endeavors. The Company also encourages associates to directly drive strategy around the Company's environmental, social and governance initiatives through participation in five associate-driven KIMunity Councils focused in the areas of diversity, equity and inclusion, giving, wellness, sustainability, and tenant engagement.

The Company recognizes the importance of advanced education. Each year, the Company funds $100,000 in college scholarships to benefit the children of our associates. In addition, the Company recently announced, in partnership with ICSC, it is providing $100,000 in scholarships to students wishing to pursue careers in real estate, of which no less than 50% will be awarded to students of under-represented groups. Both programs are managed by independent third parties who consider an equal balance of academics and financial need as determining factors.

The Company's executive offices are located at 500 North Broadway, Suite 201, Jericho, NY 11753, a mixed-use property that is wholly owned by the Company, and its telephone number is (516) 869-9000 or 1-800-764-7114. Nearly all corporate functions, including legal, data processing, finance and accounting are administered by the Company from its executive offices in Jericho, New York and supported by the Company's regional offices. As of December 31, 2022, a total of 639 persons were employed by the Company, of which 31% were located in our corporate office with the remainder located in 28 offices throughout the United States. The average tenure of our employees was 9.0 years.

Cybersecurity

The Company's Audit Committee receives quarterly briefings from the Company's Chief Information Officer regarding the emerging cybersecurity threat and risk landscape as well as the Company's security program and related readiness, resiliency, and response efforts.

The Company has a Cyber Risk Committee ("Cyber Committee") which reviews and reports on technology-based security issues. The Cyber Committee is comprised of senior management from various business units within the Company and meets quarterly to review the status of the Company's overall security program as well as controls and procedures and to stay up-to-date of relevant legislative, regulatory and technical developments.

The Company utilizes a variety of administrative, technical and physical safeguards that take into account the nature of our IT environment, information assets and cyber risks posed by both internal and external threats. The Company has incorporated cybersecurity coverage in its insurance policies. The Company's goal is to keep its data and systems, as well as its employees safe from cybersecurity threats.

The Company conducts employee security awareness training and internal phishing exercises. When security issues arise, the Company conducts a prompt investigation and initiates response protocols and other measures to protect the Company and its valued employees and key stakeholders.

Environmental, Social and Governance ("ESG") Programs

The Company strives to build a thriving and viable business, one that succeeds by delivering long-term value for its stakeholders. We believe that the Company's ESG programs are aligned with its core business strategy of creating destinations for everyday living that inspire a sense of community and deliver value to its many stakeholders.

The Company has identified the following five pillars that outline the Company's current strategic priorities within our ESG program. The Company has defined 16 ESG goals that expand upon the Company's commitment with clear targets in each pillar:

Communicate Openly with Our Stakeholders Maintain regular engagement with key stakeholder audiences, reporting information on issues of relevance to those audiences	• To regularly engage with key stakeholders and annually report relevant ESG information in alignment with leading voluntary ESG disclosure standards
Embrace the Future of Retail Foster a sense of place at our shopping centers, creating people-centered properties that are more convenient and accessible	Committed to: • Construct or entitle at least 12,000 residential units by 2025, as part of our effort to create quality mixed-use live-work-play environments • Establish Curbside Pickup infrastructure at 100% of all qualified locations by 2025 • Establish dedicated space for the activation of outside common areas at 20% of properties by 2030 • Establish low-carbon transportation infrastructure at 25% of properties by 2025
Engage Our Tenants and Communities Help our tenants succeed and be a positive presence in the communities where we operate and live	Committed to: • Maintain an average tenant satisfaction rate of at least 80% • Give $1.0 million annually in cash and in-kind contributions to support small businesses and charitable causes in the communities in which we operate
Lead in Operations and Resiliency Increase efficiency of operations and protect our assets from disruption	Committed to: • Invest $500.0 million in eligible Green Bond projects by 2030 • Reduce Scope 1 and 2 GHG emissions by 30% from 2018 to 2030 and achieve net zero Scope 1 and 2 GHG emissions by 2050. Partner with tenants to quantify and reduce our Scope 3 emissions, establishing a Scope 3 goal by 2025 • Improve common area water efficiency at properties by 20% by 2025 • Achieve 50% waste diversion rate for waste-to-landfill in our corporate offices by 2025 • Establish a comprehensive Vendor Business Practices Policy and expand supply chain reporting
Foster an Engaged, Inclusive and Ethical Team Cultivate high levels of employee satisfaction and enhance diversity at all levels of the organization	Committed to: • Maintain an average employee satisfaction rate of at least 90% • Increase the proportion of diverse employees in management to 60% by 2030, by developing programs to recruit, develop and retain diverse talent and promoting a culture of inclusion • Provide 100% of employees with individual development opportunities and maintain a voluntary turnover rate below 10% annually • Achieve 75% participation in employee well-being programs annually

The Company has aligned its annual reporting with standards from the Global Reporting Initiative ("GRI"), Sustainability Accounting Standards Board ("SASB") and Task Force on Climate-related Financial Disclosures ("TCFD"). The Company also discloses aggregate-level EEO-1 workforce diversity data that can be found on the Company's website, which data and website contents are not incorporated by reference hereto. Additional ESG information of relevance to stakeholders can be found on the Company's website, the contents of which are not incorporated by reference and do not form a part of this Form 10-K.

The Company's Board of Directors sets the Company's overall ESG program objectives and oversees enterprise risk management. The Nominating and Corporate Governance Committee of the Board of Directors is responsible for overseeing the Company's efforts with regard to the Company's ESG matters.

The Company recognizes that climate change is one of the most significant stakeholder issues of our times, threatening the viability of economic and environmental systems globally. The scientific community has studied climate change and a consensus exists that warming is occurring outside the boundaries of historical planetary trends due in significant part, to human activity. As a real estate portfolio owner, the Company monitors physical and transition risks as well as opportunities posed to its business by climate change and quantifies and discloses the climate impacts of its activities. The Company's science-based GHG emissions reduction goals are aligned with the Paris Climate Accord and while there can be no guarantees, we believe they could put the Company on pace to achieve Scope 1 and Scope 2 net zero GHG emissions by 2050.

Climate risks and opportunities are generally evaluated at both the corporate and individual asset level. The following table summarizes relevant climate risks identified as a part of the Company's ongoing risk assessment process. The Company may be subject to other climate risks not included below.

Climate Risk	Description
Physical	
Windstorms	Increased frequency and intensity of windstorms, such as hurricanes, could lead to property damage, loss of property value and interruptions to business operations
Sea Level Rise	Rising sea levels could lead to storm surge and other potential impacts for low-lying coastal properties leading to damage, loss of property value and interruptions to business operations
Flooding	Change in rainfall conditions leading to increased frequency and severity of flooding could lead to property damage, loss of property value and interruptions to business operations
Wildfires	Change in fire potential could lead to permanent loss of property, stress on human health (air quality) and stress on ecosystem services
Heat and Water Stress	Increases in temperature could lead to droughts and decreased available water supply could lead to higher utility usage, supply interruptions and reputational issues in local communities
Transition	
Regulation	Regulations at the federal, state and local levels could impose additional operating and capital costs associated with utilities, energy efficiency, building materials and building design
Reputation	Increased interest among retail tenants in building efficiency, sustainable design criteria and "green leases", which incorporate provisions intended to promote sustainability at the property, could result in decreased demand for outdated space

The Company's approach in mitigating these risks include but are not limited to (i) carrying additional insurance coverage relating to flooding and windstorms, (ii) maintaining a geographically diversified portfolio, which limits exposure to event driven risks and (iii) creating a form "green lease" for its tenants which incorporates varied criteria that align landlord and tenant sustainability priorities as well as establishing green construction criteria.

In 2020, the Company issued $500.0 million in 2.70% notes due 2030 in its inaugural green bond offering. The net proceeds from this offering are allocated to finance or refinance, in whole or in part, recently completed, existing or future eligible green projects, with projects are to be aligned with the four core components of the Green Bond Principles, 2018 as administered by the International Capital Market Association. Additionally, the Company's $2.0 billion Credit Facility (as defined below) is a green credit facility which incorporates rate adjustments associated with attainment (or nonattainment) of Scope 1 and 2 greenhouse gas emissions reductions.

Information About Our Executive Officers

The following table sets forth information with respect to the executive officers of the Company as of December 31, 2022:

Name	Age	Position	Joined Kimco
Milton Cooper	93	Executive Chairman of the Board of Directors	Co-Founder
Conor C. Flynn	42	Chief Executive Officer	2003
Ross Cooper	40	President and Chief Investment Officer	2006
Glenn G. Cohen	58	Executive Vice President, Chief Financial Officer and Treasurer	1995
David Jamieson	42	Executive Vice President, Chief Operating Officer	2007

Available Information

The Company's website is located at *http://www.kimcorealty.com*. The information contained on our website does not constitute part of this Form 10-K. On the Company's website you can obtain, free of charge, a copy of this Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable, after we file such material electronically with, or furnish it to, the SEC. The public may read and obtain a copy of any materials we file electronically with the SEC at *http://www.sec.gov*.

Item 1A. Risk Factors

We are subject to certain business and legal risks including, but not limited to, the following:

Risks Related to Our Business and Operations

Adverse global market and economic conditions may impede our ability to generate sufficient income and maintain our properties.

Our properties consist primarily of open-air shopping centers, including mixed-use assets, and other retail properties. Our performance, therefore, is generally linked to economic conditions in the market for retail space. The economic performance and value of our properties is subject to all of the risks associated with owning and operating real estate, including but not limited to:

- changes in the national, regional and local economic climate;
- local conditions, including an oversupply of, or a reduction in demand for, space in properties like those that we own or operate;
- trends toward smaller store sizes as retailers reduce inventory and develop new prototypes;
- increasing use by customers of e-commerce and online store sites;
- the attractiveness of our properties to tenants;
- market disruptions due to global pandemics;
- the ability of tenants to pay rent, particularly anchor tenants with leases in multiple locations;
- tenants who may declare bankruptcy and/or close stores;
- competition from other available properties to attract and retain tenants;
- changes in market rental rates;
- the need to periodically pay for costs to repair, renovate and re-let space;
- ongoing consolidation in the retail sector;
- the excess amount of retail space in a number of markets;
- changes in operating costs, including costs for maintenance, insurance and real estate taxes;
- the expenses of owning and operating properties, which are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties;
- changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes;
- acts of terrorism and war and acts of God, including physical and weather-related damage to our properties;
- the continued service and availability of key personnel; and
- the risk of functional obsolescence of properties over time.

Competition may limit our ability to purchase new properties or generate sufficient income from tenants and may decrease the occupancy and rental rates for our properties.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. Open-air shopping centers, including mixed-use assets, or other retail shopping centers with more convenient locations or better rents may attract tenants or cause them to seek more favorable lease terms at or prior to renewal. Retailers at our properties may face increasing competition from other retailers, e-commerce, outlet malls, discount shopping clubs, telemarketing or home shopping networks, all of which could (i) reduce rents payable to us; (ii) reduce our ability to attract and retain tenants at our properties; or (iii) lead to increased vacancy rates at our properties. We may fail to anticipate the effects of changes in consumer buying practices, particularly of growing online sales and the resulting retailing practices and space needs of our tenants or a general downturn in our tenants' businesses, which may cause tenants to close stores or default in payment of rent.

We face competition in the acquisition or development of real property from others engaged in real estate investment that could increase our costs associated with purchasing and maintaining assets. Some of these competitors may have greater financial resources than we do. This could result in competition for the acquisition of properties for tenants who lease or consider leasing space in our existing and subsequently acquired properties and for other investment or development opportunities.

Our performance depends on our ability to collect rent from tenants, including anchor tenants, our tenants' financial condition and our tenants maintaining leases for our properties.

At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants may delay a number of lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close stores or declare bankruptcy. Any of these actions could result in the termination of tenants' leases and the loss of rental income attributable to these tenants' leases. In the event of a default by a tenant, we may experience delays and costs in enforcing our rights as landlord under the terms of the leases.

In addition, multiple lease terminations by tenants, including anchor tenants, or a failure by multiple tenants to occupy their premises in a shopping center could result in lease terminations or significant reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all, and our rental payments from our continuing tenants could significantly decrease. The occurrence of any of the situations described above, particularly involving a substantial tenant with leases in multiple locations, could have a material adverse effect on our financial condition, results of operations and cash flows.

A tenant that files for bankruptcy protection may not continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from the tenant or the lease guarantor, or their property, unless the bankruptcy court permits us to do so. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. As a result, it is likely that we would recover substantially less than the full value of any unsecured claims we hold, if at all.

E-commerce and other changes in consumer buying practices present challenges for many of our tenants and may require us to modify our properties, diversify our tenant composition and adapt our leasing practices to remain competitive.

Many of our tenants face increasing competition from e-commerce and other sources that could cause them to reduce their size, limit the number of locations and/or suffer a general downturn in their businesses and ability to pay rent. We may also fail to anticipate the effects of changes in consumer buying practices, particularly of growing online sales and the resulting change in retailing practices and space needs of our tenants, which could have an adverse effect on our results of operations and cash flows. We are focused on anchoring and diversifying our properties with tenants that are more resistant to competition from e-commerce (e.g., groceries, essential retailers, restaurants and service providers), but there can be no assurance that we will be successful in modifying our properties, diversifying our tenant composition and/or adapting our leasing practices.

Our expenses may remain constant or increase, even if income from our Combined Shopping Center Portfolio decreases, which could adversely affect our financial condition, results of operations and cash flows.

Costs associated with our business, such as common area expenses, utilities, insurance, real estate taxes, mortgage payments, and corporate expenses are relatively inflexible and generally do not decrease in the event that a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause our revenues to decrease. In addition, inflation could result in higher operating costs. If we are unable to lower our operating costs when revenues decline and/or are unable to pass along cost increases to our tenants, our financial condition, results of operations and cash flows could be adversely impacted.

We may be unable to sell our real estate property investments when appropriate or on terms favorable to us.

Real estate property investments are illiquid and generally cannot be disposed of quickly. The capitalization rates at which properties may be sold could be higher than historic rates, thereby reducing our potential proceeds from sale. In addition, the Code includes certain restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on terms favorable to us within a time frame that we would need. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our business, financial condition and results of operations.

Certain properties we own have a low tax basis, which may result in a taxable gain on sale. We may utilize like-kind exchanges qualifying under Section 1031 of the Code ("1031 Exchanges") to mitigate taxable income; however, there can be no assurance that we will identify properties that meet our investment objectives for acquisitions. In the event that we do not utilize 1031 Exchanges, we may be required to distribute the gain proceeds to shareholders or pay income tax, which may reduce our cash flow available to fund our commitments.

We may acquire or develop properties or acquire other real estate related companies, and this may create risks.

We may acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategies. We may not succeed in consummating desired acquisitions or in completing developments on time or within budget. When we do pursue a project or acquisition, we may not succeed in leasing newly developed or acquired properties at rents sufficient to cover the costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management's attention from other activities. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in poorer than anticipated performance. We may also abandon acquisition or development opportunities that management has begun pursuing and consequently fail to recover expenses already incurred and will have devoted management's time to a matter not consummated. Furthermore, our acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware of at the time of the acquisition. In addition, development of our existing properties presents similar risks.

Newly acquired or re-developed properties may have characteristics or deficiencies currently unknown to us that affect their value or revenue potential. It is also possible that the operating performance of these properties may decline under our management. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, our ability to manage our growth effectively will require us to successfully integrate our new acquisitions into our existing management structure. We may not succeed with this integration or effectively manage additional properties, particularly in secondary markets. Also, newly acquired properties may not perform as expected.

We face risks associated with the development of mixed-use commercial properties.

We operate, are currently developing, and may in the future develop, properties either alone or through joint ventures with other persons that are known as "mixed-use" developments. This means that in addition to the development of retail space, the project may also include space for residential, office, hotel or other commercial purposes. We have less experience in developing and managing non-retail real estate than we do with retail real estate. As a result, if a development project includes a non-retail use, we may seek to develop that component ourselves, sell the rights to that component to a third-party developer with experience developing properties for such use or partner with such a developer. If we do not sell the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of commercial real estate generally, but also to specific risks associated with the development and ownership of non-retail real estate. In addition, even if we sell the rights to develop the other component or elect to participate in the development through a joint venture, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations necessitating that we complete the other component ourselves, including providing any necessary financing. In the case of residential properties, these risks include competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks. We will also compete against condominiums and single-family homes that are for sale or rent. In the case of office properties, the risks also include changes in space utilization by tenants due to technology, economic conditions and business culture, declines in financial condition of these tenants and competition for credit worthy office tenants. In the case of hotel properties, the risks also include increases in inflation and utilities that may not be offset by increases in room rates. We are also dependent on business and commercial travelers and tourism. Because we have less experience with residential, office and hotel properties than with retail properties, we expect to retain third parties to manage our residential and other non-retail components as deemed warranted. If we decide to not sell or participate in a joint venture and instead hire a third-party manager, we would be dependent on them and their key personnel who provide services to us, and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

Construction projects are subject to risks that materially increase the costs of completion.

In the event that we decide to redevelop existing properties, we will be subject to risks and uncertainties associated with construction and development. These risks include, but are not limited to, risks related to obtaining all necessary zoning, land-use, building occupancy and other governmental permits and authorizations, risks related to the environmental concerns of government entities or community groups, risks related to changes in economic and market conditions between development commencement and stabilization, risks related to construction labor disruptions, adverse weather, acts of God or shortages of materials and labor which could cause construction delays and risks related to increases in the cost of labor and materials which could cause construction costs to be greater than projected and adversely impact the amount of our development fees or our financial condition, results of operations and cash flows.

Supply chain disruptions and unexpected construction expenses and delays could impact our ability to timely deliver spaces to tenants and/or our ability to achieve the expected value of a construction project or lease, thereby adversely affecting our profitability.

The construction and building industry, similar to many other industries, are experiencing worldwide supply chain disruptions due to a multitude of factors that are beyond our control. Materials, parts and labor have also increased in cost over the past year or more, sometimes significantly and over a short period of time. We may incur costs for a property renovation or tenant buildout that exceeds our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property or tenant space on schedule due to supply chain disruptions or labor shortages, which could result in increased debt service expense or construction costs. Additionally, some tenants may have the right to terminate their leases if a renovation project is not completed on time. The time frame required to recoup our renovation and construction costs and to realize a return on such costs can often be significant and materially adversely affect our profitability.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Investigation of a property may reveal non-compliance with the ADA. The requirements of the ADA, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with the ADA may require expensive changes to the properties.

We do not have exclusive control over our joint venture and preferred equity investments, such that we are unable to ensure that our objectives will be pursued.

We have invested in some properties as a co-venturer or a partner, instead of owning directly. In these investments, we do not have exclusive control over the development, financing, leasing, management and other aspects of these investments. As a result, the co-venturer or partner might have interests or goals that are inconsistent with ours, take action contrary to our interests or otherwise impede our objectives. These investments involve risks and uncertainties. The co-venturer or partner may fail to provide capital or fulfill its obligations, which may result in certain liabilities to us for guarantees and other commitments. Conflicts arising between us and our partners may be difficult to manage and/or resolve and it could be difficult to manage or otherwise monitor the existing business arrangements. The co-venturer or partner also might become insolvent or bankrupt, which may result in significant losses to us.

In addition, joint venture arrangements may decrease our ability to manage risk and implicate additional risks, such as:

- our joint venture partner having potentially inferior financial capacity, diverging business goals and strategies and the need for their continued cooperation;
- our inability to take actions with respect to the joint venture activities that we believe are favorable to us if our joint venture partner does not agree;
- our inability to control the legal entity that has title to the real estate associated with the joint venture;
- our lenders may not be easily able to sell our joint venture assets and investments or may view them less favorably as collateral, which could negatively affect our liquidity and capital resources;
- our joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our debt and equity; and
- our joint venture partners' business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.

Our joint venture and preferred equity investments generally own real estate properties for which the economic performance and value is subject to all the risks associated with owning and operating real estate as described above.

We may not be able to recover our investments in marketable securities, mortgage receivables or other investments, which may result in significant losses to us.

Our investments in marketable securities are subject to specific risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer, which may result in significant losses to us. Marketable securities are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in marketable securities are subject to risks of:

- limited liquidity in the secondary trading market;
- substantial market price volatility, resulting from changes in prevailing interest rates;
- subordination to the prior claims of banks and other senior lenders to the issuer;
- the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations; and
- the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn.

These risks may adversely affect the value of outstanding marketable securities and the ability of the issuers to make distribution payments.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnote 9 of the Notes to the Consolidated Financial Statements included in this Form 10-K for additional discussion regarding the shares held by the Company of Albertsons Companies, Inc. ("ACI").

Our investments in mortgage receivables are subject to specific risks relating to the borrower and the underlying property. In the event of a default by a borrower, it may be necessary for us to foreclose our mortgage or engage in costly negotiations. Delays in liquidating defaulted mortgage loans and repossessing and selling the underlying properties could reduce our investment returns. Furthermore, in the event of default, the actual value of the property collateralizing the mortgage may decrease. A decline in real estate values will adversely affect the value of our loans and the value of the properties collateralizing our loans.

Our mortgage receivables may be or become subordinated to mechanics' or materialmen's liens or property tax liens. In these instances, we may need to protect a particular investment by making payments to maintain the current status of a prior lien or discharge it entirely. Where that occurs, the total amount we recover may be less than our total investment, resulting in a loss. In the event of a major loan default or several loan defaults resulting in losses, our investments in mortgage receivables would be materially and adversely affected.

The economic performance and value of our other investments, which we do not control and are in retail operations, are subject to risks associated with owning and operating retail businesses, including:

- changes in the national, regional and local economic climate;
- the adverse financial condition of some large retailing companies;
- increasing use by customers of e-commerce and online store sites; and
- ongoing consolidation in the retail sector.

A decline in the value of our other investments may require us to recognize an other-than-temporary impairment ("OTTI") against such assets. When the fair value of an investment is determined to be less than its amortized cost at the balance sheet date, we assess whether the decline is temporary or other-than-temporary. If we intend to sell an impaired asset, or it is more likely than not that we will be required to sell the impaired asset before any anticipated recovery, then we must recognize an OTTI through charges to earnings equal to the entire difference between the asset's amortized cost and its fair value at the balance sheet date. When an OTTI is recognized through earnings, a new cost basis is established for the asset, and the new cost basis may not be adjusted through earnings for subsequent recoveries in fair value.

Our real estate assets may be subject to impairment charges.

We periodically assess whether there are any indicators that the value of our real estate assets and other investments may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets and other investments. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our results of operations in the period in which the charge is taken.

We intend to continue to sell our lesser quality assets and may not be able to recover our investments, which may result in significant losses to us.

There can be no assurance that we will be able to recover the current carrying amount of all of our lesser quality properties and investments and those of our unconsolidated joint ventures in the future. Our failure to do so would require us to recognize impairment charges for the period in which we reached that conclusion, which could materially and adversely affect our financial condition, results of operations and cash flows.

We have completed our efforts to exit Mexico, Chile, Brazil, Peru and Canada, however, we cannot predict the impact of laws and regulations affecting these international operations, including the United States Foreign Corrupt Practices Act, or the potential that we may face regulatory sanctions.

Our international operations have included properties in Mexico, Chile, Brazil, Peru and Canada and are subject to a variety of United States and foreign laws and regulations, including the United States Foreign Corrupt Practices Act and foreign tax laws and regulations. Although we have completed our efforts to exit our investments in Mexico, South America and Canada, we cannot assure you that our past practices will continue to be found to be in compliance with such laws or regulations. In addition, we cannot predict the manner in which such laws or regulations might be administered or interpreted, or when, or the potential that we may face regulatory sanctions or tax audits as a result of our international operations.

We have experienced cybersecurity attacks and could in the future be subject to significant disruption, data loss or other security incidents or breaches.

Our information technology ("IT") networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. While we maintain some of our own critical IT networks and related systems, we also depend on third parties to provide important software, technologies, tools and a broad array of services and operational functions, including payroll, human resources, electronic communications and finance functions. In the ordinary course of our business, we and our third-party service providers collect, process, transmit and store sensitive information and data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information.

We, and our third-party service providers like all businesses, are subject to cyberattacks and security incidents, which threaten the confidentiality, integrity, and availability of our systems and information resources. Those attacks and incidents may be due to intentional or unintentional acts by employees, customers, contractors or third parties, who seek to gain unauthorized access to our or our service providers' systems to disrupt operations, corrupt data, or steal confidential or personal information through malware, computer viruses, ransomware, software or hardware vulnerabilities, social engineering (e.g., phishing attachments to e-mails) or other vectors.

The risk of a cybersecurity attack, breach or operational disruption, particularly through a cyber incident, including by computer hackers, foreign governments or cyber terrorists, has generally increased. Although we make efforts to maintain the security and integrity of IT networks and related systems on which we rely, and we have implemented various measures to manage the risk of a cyberattack, security breach or security related disruption, there can be no assurance that our efforts and measures or those of our third-party services providers will be effective or that attempted security breaches or disruptions would not be successful or damaging.

Attack methodologies change frequently or are not recognized until launched, and we may be unable to investigate or remediate incidents because attackers increasingly use techniques and tools designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We have in the past experienced adverse events that have not resulted, and are not expected to result, in a material impact on the Company's business operations or financial results. For example, in February 2023, the Company experienced a criminal ransomware attack affecting data contained on legacy servers of Weingarten Realty Investors ("WRI"). The Company acquired WRI in August 2021. The affected servers and exfiltrated data were on the WRI network. The WRI network is separate and is not connected to the Company's network. The Company promptly initiated an investigation and its response protocols, including deploying containment measures such as taking affected systems offline, implementing enhanced monitoring technology and data recovery processes. The Company also notified federal law enforcement, engaged the services of cybersecurity and forensics professionals, and restored affected systems. The WRI network data is historical and stored for archival purposes.

A cyber incident could:

- disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our tenants;
- result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;
- result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

- result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;
- require significant management attention and resources to remediate systems, fulfill compliance requirements and/or to remedy any damages that result;
- subject us to regulatory enforcement, including investigative costs and fines or penalties, as the White House, SEC and other regulators have increased their focus on companies' cybersecurity vulnerabilities and risks;
- subject us to litigation claims for negligence, breach of contract or other agreements or other causes of action, potentially resulting in remedies such as damages, credits, penalties or termination of leases or other agreements; or
- damage our reputation among our tenants, investors and associates.

The occurrence or perception of a cyberattack or security incident could result in operational interruption, damage to our relationship with our tenants, and confidential data exposure. In addition, federal and state governments and agencies have enacted, and continue to develop, broad data protection legislation, regulations, and guidance that require companies to increasingly implement, monitor and enforce reasonable cybersecurity measures. These governmental entities and agencies are aggressively investigating and enforcing such legislation, regulations and guidance across industry sectors and companies. We may be required to expend significant capital and other resources to address an attack or incident, including those as a result of the February 2023 incident involving the WRI legacy servers, and our insurance may not cover some or all of our losses resulting from an attack or incident. These losses may include payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services, in addition to any remedies or relief that may result from legal proceedings. The incurrence of these losses, costs or business interruptions may adversely affect our reputation as well as our financial condition, results of operations and cash flows.

We may be subject to liability under environmental laws, ordinances and regulations.

Under various federal, state, and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances. The Company has environmental insurance coverage on certain of its properties, however this coverage may not be sufficient to cover any or all expenses associated with the aforementioned risks.

Natural disasters, severe weather conditions and the effects of climate change could have an adverse impact on our financial condition, results of operations and cash flows.

Our operations are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, tornados, earthquakes, snowstorms, floods and fires, and the frequency of these natural disasters and severe weather conditions may increase due to climate change. The occurrence of natural disasters, severe weather conditions and the effects of climate change, including extreme temperatures and ambient temperature increases, can delay new development or redevelopment projects, decrease the attractiveness of locations, increase investment costs to repair or replace damaged properties (or make repair or replacement impossible), increase operation costs, including the cost of energy at our properties, increase costs for future property insurance, negatively impact the tenant demand for lease space and cause substantial damages or losses to our properties which could exceed any applicable insurance coverage. The incurrence of any of these losses, costs or business interruptions may adversely affect our financial condition, results of operations and cash flows.

We anticipate the potential effects of climate change will increasingly impact the decisions and analysis we make with respect to our properties, since climate change considerations can impact the relative desirability of locations and the cost of operating and insuring real estate properties. In addition, changes in government legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our development or redevelopment projects without a corresponding increase in revenues, which may adversely affect our financial condition, results of operations and cash flows. Transition impacts of climate change may subject us to increased regulations, reporting requirements (such as the SEC's proposed climate change disclosure rule), standards, or expectations regarding the environmental impacts of our or our tenants' business. Failure to disclose accurate information in a timely manner may also adversely affect our reputation, business, or financial performance.

Pandemics or other health crises may adversely affect our tenants' financial condition and the profitability of our properties.

Our business and the businesses of our tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the outbreak of novel coronavirus (COVID-19).

Such events could result in the complete or partial closure of one or more of our tenants' manufacturing facilities or distribution centers, temporary or long-term disruption in our tenants' supply chains from local and international suppliers, and /or delays in the delivery of our tenants' inventory.

The profitability of our properties depends, in part, on the willingness of customers to visit our tenants' businesses. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid our properties, which could adversely affect foot traffic to our tenants' businesses and our tenants' ability to adequately staff their businesses. Such events could adversely impact tenants' sales and/or cause the temporary closure of our tenants' businesses, which could severely disrupt their operations and have a material adverse effect on our business, financial condition and results of operations.

Financial disruption or a prolonged economic downturn could materially and adversely affect the Company's business.

Worldwide financial markets have recently experienced periods of extraordinary disruption and volatility, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. Moreover, many companies have experienced reduced liquidity and uncertainty as to their ability to raise capital during such periods of market disruption and volatility. In the event that these conditions recur or result in a prolonged economic downturn, our results of operations, financial position or liquidity could be materially and adversely affected. These market conditions may affect the Company's ability to access debt and equity capital markets. In addition, as a result of recent financial events, we may face increased regulation.

Corporate responsibility, specifically related to ESG factors and commitments, imposes additional costs and expose us to new risks.

Sustainability evaluations is becoming more broadly accepted or expected by investors and shareholders. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed scores and ratings to evaluate companies and investment funds based upon ESG or "sustainability" metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's sustainability score as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with companies to require improved ESG disclosure or performance. We may face reputational damage or additional costs in the event our corporate responsibility procedures or standards do not meet the standards set by various constituencies. In addition, the criteria by which companies are rated may change, which could cause us to receive lower scores than previous years. A low sustainability score could result in a negative perception of the Company, or exclusion of our common stock from consideration by certain investors who may elect to invest with our competition instead. In addition, as part of our corporate responsibility, we have adopted certain ESG goals, including greenhouse gas emissions reduction targets and other sustainability initiatives. If we cannot not meet these goals fully or on time, we may face reputational damage.

Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Such disclosures may also be at least partially reliant on third-party information that we have not independently verified or cannot be independently verified. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers or customers, which may adversely impact our business, financial condition, or results of operations.

Our success depends largely on the continued service and availability of key personnel.

We depend on the deep industry knowledge and efforts of key personnel, including our executive officers, to manage our day-to-day operations and strategic business direction. Our ability to attract, retain and motivate key personnel may significantly impact our future performance, and if any of our executive officers or other key personnel depart the Company, for any reason, we may not be able to easily replace such individual. The loss of the services of our executive officers and other key personnel could have a material adverse effect on our financial condition, results of operations and cash flows.

Retail operating conditions may adversely affect our results of operations.

A retail property's revenues and value may be adversely affected by a number of factors, many of which apply to real estate investment generally, but which also include trends in the retail industry and perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property. Our retail properties are public locations, and any incidents of crime or violence, including acts of terrorism, could result in a reduction of business traffic to tenant stores in our properties. Any such incidents may also expose us to civil liability or harm our reputation. In addition, to the extent that the investing public has a negative perception of the retail sector, the value of our retail properties may be negatively impacted.

Our Umbrella Partnership Real Estate Investment Trust ("UPREIT") structure may result in potential conflicts of interest with members of Kimco OP whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law in connection with their management of the corporation. At the same time, we, as managing member of Kimco OP, our operating company, have fiduciary duties under Delaware law to our operating company and to its members in connection with the management of our operating company. If we admit outside members to our operating company, our duties as managing member of our operating company and to its members may come into conflict with the duties of our directors and officers to the corporation and our stockholders. While the operating agreement contains provisions limiting the fiduciary duties of the managing member to the operating company and its members, the provisions of Delaware law that allow for such limitations have not been fully tested in a court of law.

Risks Related to Our Debt and Equity Securities

We may be unable to obtain financing through the debt and equity markets, which would have a material adverse effect on our growth strategy, our financial condition and our results of operations.

We cannot assure you that we will be able to access the credit and/or equity markets to obtain additional debt or equity financing or that we will be able to obtain financing on terms favorable to us. The inability to obtain financing on a timely basis could have negative effects on our business, such as:

- we could have great difficulty acquiring or developing properties, which would materially adversely affect our investment strategy;
- our liquidity could be adversely affected;
- we may be unable to repay or refinance our indebtedness;
- we may need to make higher interest and principal payments or sell some of our assets on terms unfavorable to us to fund our indebtedness; or
- we may need to issue additional capital stock, which could further dilute the ownership of our existing stakeholders.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on terms favorable to us, if at all, and could significantly reduce the market price of our publicly traded securities.

We are subject to financial covenants that may restrict our operating and acquisition activities.

Our Credit Facility and the indentures under which our senior unsecured debt is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios and limitations on our ability to incur debt, make dividend payments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain acquisition transactions that might otherwise be advantageous. In addition, failure to meet any of the financial covenants could cause an event of default under our Credit Facility and the indentures and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

We have a substantial amount of indebtedness and may need to incur more in the future.

We have substantial indebtedness. The level of indebtedness could have adverse consequences on our business, such as:

- requiring the Company to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce the available cash flow to fund working capital, capital expenditures, development projects, and other general corporate purposes and reduce cash for distributions;
- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures, or other debt service requirements or for other purposes;

- increasing our costs of incurring additional debt;
- subjecting us to floating interest rates;
- limiting our ability to compete with other companies that are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;
- restricting the Company from making strategic acquisitions, developing properties, or exploiting business opportunities;
- restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;
- exposing the Company to potential events of default (if not cured or waived) under covenants contained in our debt instruments that could have a material adverse effect on our business, financial condition, and operating results;
- increasing our vulnerability to a downturn in general economic conditions; and
- limiting our ability to react to changing market conditions in its industry.

The impact of any of these potential adverse consequences could have a material adverse effect on our results of operations, financial condition, and liquidity.

Changes in market conditions could adversely affect the market price of our publicly traded securities.

The market price of our publicly traded securities depends on various market conditions, which may change from time-to-time. Among the market conditions that may affect the market price of our publicly traded securities are the following:

- the extent of institutional investor interest in us;
- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;
- the attractiveness of the securities of REITs in comparison to securities issued by other entities, including securities issued by other real estate companies;
- our financial condition and performance;
- the market's perception of our growth potential, potential future cash dividends and risk profile;
- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for our shares; and
- general economic and financial market conditions.

We may change the dividend policy for our common stock in the future.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend on our earnings, operating cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness including preferred stock, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our Board of Directors deems relevant or are requirements under the Code or state or federal laws. Any negative change in our dividend policy could have a material adverse effect on the market price of our common stock.

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in our best interest, and as a result may depress the market price of our securities.

Our charter contains certain ownership limits. Our charter contains various provisions that are intended to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, and more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

- discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or
- result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Risks Related to Our Status as a REIT and Related U.S. Federal Income Tax Matters

Loss of our tax status as a REIT or changes in U.S. federal income tax laws, regulations, administrative interpretations or court decisions relating to REITs could have significant adverse consequences to us and the value of our securities.

We have elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. We believe that we are organized and operate in a manner that has allowed us to qualify and will allow us to remain qualified as a REIT under the Code. However, there can be no assurance that we have qualified or will continue to qualify as a REIT for U.S. federal income tax purposes.

Qualification as a REIT involves the application of highly technical and complex Code provisions, for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service (the "IRS") and U.S. Department of the Treasury. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, regulations, administrative interpretations or court decisions could significantly and negatively change the tax laws with respect to qualification as a REIT, the U.S. federal income tax consequences of such qualification or the desirability of an investment in a REIT relative to other investments.

In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, the composition of our assets and the sources of our gross income. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. Furthermore, we own a direct or indirect interest in certain subsidiary REITs which have elected to be taxed as REITs for U.S. federal income tax purposes under the Code. Provided that each subsidiary REIT qualifies as a REIT, our interest in such subsidiary REIT will be treated as a qualifying real estate asset for purposes of the REIT asset tests. To qualify as a REIT, the subsidiary REIT must independently satisfy all of the REIT qualification requirements. The failure of a subsidiary REIT to qualify as a REIT could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus our ability to qualify as a REIT.

If we were to lose our REIT status, we would face serious tax consequences that would substantially reduce the funds available to pay distributions to stockholders for each of the years involved because:

- we would not be allowed a deduction for dividends to stockholders in computing our taxable income, and we would be subject to the regular U.S. federal corporate income tax;
- we could possibly be subject to a federal alternative minimum tax or increased state and local taxes;
- unless we were entitled to relief under statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified; and
- we would not be required to make distributions to stockholders.

Our failure to qualify as a REIT or new legislation or changes in U.S. federal income tax laws including with respect to qualification as a REIT or the tax consequences of such qualification, could also impair our ability to expand our business or raise capital and have a materially adverse effect on the value of our securities.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular U.S. federal corporate income taxes on the amount we distribute that is less than 100% of our net taxable income each year, including capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. While we have historically satisfied these distribution requirements by making cash distributions to our stockholders, a REIT is permitted to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, its own stock. Assuming we continue to satisfy these distribution requirements with cash, we may need to borrow funds to meet the REIT distribution requirements and avoid the payment of income and excise taxes even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of cash reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, or is held through a taxable REIT subsidiary, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for these reduced rates. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (i.e., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Real Estate Portfolio.

As of December 31, 2022, the Company had interests in 532 shopping center properties aggregating 90.8 million square feet of GLA located in 28 states. In addition, the Company had 23 other property interests, primarily through the Company's preferred equity investments and other investments, totaling 5.7 million square feet of GLA. Open-air shopping centers comprise the primary focus of the Company's current portfolio. As of December 31, 2022, the Company's Combined Shopping Center Portfolio, including noncontrolling interests, was 95.7% leased.

The Company's open-air shopping center properties, which are generally owned and operated through subsidiaries or joint ventures, had an average size of 170,754 square feet as of December 31, 2022. The Company generally retains its shopping centers for long-term investment and consequently pursues a program of regular physical maintenance together with redevelopment, major renovations and refurbishing to preserve and increase the value of its properties. This includes renovating existing facades, installing uniform signage, resurfacing parking lots and enhancing parking lot lighting. During 2022, the Company expended $113.9 million in connection with property redevelopments and $79.8 million related to improvements.

The Company's management believes its experience in the real estate industry and its relationships with numerous national and regional tenants gives it an advantage in an industry where ownership is fragmented among a large number of property owners. The Company's open-air shopping centers are usually "anchored" by a grocery store, home improvement centers, off-price retailer, discounter or service-oriented tenant. As one of the original participants in the growth of the shopping center industry and the nation's largest owner and operator of shopping centers, the Company has established close relationships with a large number of major national and regional retailers. Some of the major national and regional companies that are tenants in the Company's shopping center properties include TJX Companies, The Home Depot, Albertsons Companies, Ross Stores, Amazon/Whole Foods Market, PetSmart, Ahold Delhaize, Kroger, Burlington Stores and Walmart.

The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2022, no single open-air shopping center accounted for more than 1.3% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.4% of the Company's total shopping center GLA. At December 31, 2022, the Company's five largest tenants were TJX Companies, The Home Depot, Ross Stores, Albertsons Companies and Amazon/Whole Foods Market, which represented 3.7%, 2.1%, 1.9%, 1.9% and 1.8%, respectively, of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest.

A substantial portion of the Company's income consists of rent received under long-term leases. Most of the leases provide for the payment of fixed-base rentals monthly in advance and for the payment by tenants of an allocable share of the real estate taxes, insurance, utilities and common area maintenance expenses incurred in operating the shopping centers (certain of the leases provide for the payment of a fixed-rate reimbursement of these such expenses). Although many of the leases require the Company to make roof and structural repairs as needed, a number of tenant leases place that responsibility on the tenant, and the Company's standard small store lease provides for reimbursements by the tenant as part of common area maintenance. Additionally, many of the leases provide for reimbursements by the tenant of capital expenditures.

Minimum base rental revenues and operating expense reimbursements accounted for 97% and other revenues, including percentage rents, accounted for 3% of the Company's total revenues from rental properties for the year ended December 31, 2022. The Company's management believes that the base rent per leased square foot for many of the Company's existing leases is generally lower than the prevailing market-rate base rents in the geographic regions where the Company operates, reflecting the potential for future growth. Additionally, a majority of the Company's leases have provisions requiring contractual rent increases. The Company's leases may also include escalation clauses, which provide for increases based upon changes in the consumer price index or similar inflation indices.

As of December 31, 2022, the Company's consolidated operating portfolio, comprised of 428 shopping center properties aggregating 70.6 million square feet of GLA, was 95.5% leased. The consolidated operating portfolio consists entirely of properties located in the U.S., inclusive of Puerto Rico. For the period of January 1, 2022 to December 31, 2022, the Company increased the average base rent per leased square foot, which includes the impact of tenant concessions, in its consolidated portfolio of open-air shopping centers from $19.05 to $19.60, an increase of $0.55. This increase primarily consists of (i) a $0.28 increase relating to rent step-ups within the portfolio and new leases signed, net of leases vacated, (ii) a $0.17 increase relating to acquisitions and (iii) a $0.10 increase relating to dispositions.

The Company has a total of 8,292 leases in the consolidated operating portfolio. The following table sets forth the aggregate lease expirations for each of the next ten years, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring represents annualized rental revenue, excluding the impact of straight-line rent, for each lease that expires during the respective year. Amounts in thousands, except for number of leases data:

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring		% of Gross Annual Rent
(1)	167	469	$	11,527	0.9%
2023	867	4,771	$	89,735	7.2%
2024	1,185	7,648	$	146,985	11.8%
2025	1,149	8,134	$	152,931	12.3%
2026	1,071	9,563	$	158,673	12.7%
2027	1,138	9,726	$	175,091	14.0%
2028	790	7,860	$	141,934	11.4%
2029	432	3,915	$	73,695	5.9%
2030	321	2,612	$	58,702	4.7%
2031	338	2,385	$	54,674	4.4%
2032	402	2,901	$	56,550	4.5%

(1) Leases currently under a month-to-month lease or in process of renewal.

During 2022, the Company executed 1,696 leases totaling 10.7 million square feet in the Company's consolidated operating portfolio comprised of 525 new leases and 1,171 renewals and options. The leasing costs associated with these new leases are estimated to aggregate $107.4 million or $39.40 per square foot. These costs include $84.3 million of tenant improvements and $23.1 million of external leasing commissions. The average rent per square foot for (i) new leases was $21.76 and (ii) renewals and options was $18.20. The Company will seek to obtain rents that are higher than amounts within its expiring leases, however, there are many variables and uncertainties which can significantly affect the leasing market at any time; as such, the Company cannot guarantee that future leases will continue to be signed for rents that are equal to or higher than current amounts.

Ground-Leased Properties.

The Company has interests in 40 consolidated shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land to the Company to construct and/or operate a shopping center. The Company pays rent for the use of the land and generally is responsible for all costs and expenses associated with the building and improvements. At the end of these long-term leases, unless extended, the land together with all improvements reverts to the landowner.

More specific information with respect to each of the Company's property interests is set forth in Exhibit 99.1, which is incorporated herein by reference.

Item 3. Legal Proceedings

The Company is not presently involved in any litigation nor, to its knowledge, is any litigation threatened against the Company or its subsidiaries that, in management's opinion, would result in any material effect on the Company's ownership, management or operation of its properties taken as a whole, or which is not covered by the Company's insurance.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information: The Company's common stock is traded on the NYSE under the trading symbol "KIM".

Holders: The number of holders of record of the Company's common stock, par value $0.01 per share, was 2,767 as of January 31, 2023.

Dividends: Since the IPO, the Company has paid regular quarterly cash dividends to its stockholders. While the Company intends to continue paying regular quarterly cash dividends, future dividend declarations will be paid at the discretion of the Board of Directors and will depend on the actual cash flows of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. The Company's Board of Directors will continue to evaluate the Company's dividend policy on a quarterly basis as they monitor sources of capital and evaluate operating fundamentals. The Company is required by the Code to distribute at least 90% of its REIT taxable income determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. The actual cash flow available to pay dividends will be affected by a number of factors, including the revenues received from operating properties, the operating expenses of the Company, the interest expense on its borrowings, the ability of lessees to meet their obligations to the Company, the ability to refinance near-term debt maturities and any unanticipated capital expenditures. The following table reflects the income tax status of distributions per share paid to holders of shares of our common stock:

| | Year Ended December 31, | |
	2022	2021
Dividend paid per share	$ 0.84	$ 0.68
Ordinary income	81%	77%
Capital gains	16%	3%
Return of capital	3%	20%

In addition to common stock offerings, the Company has capitalized on the growth in its business through the issuance of unsecured fixed rate medium-term notes, underwritten bonds, unsecured bank debt, mortgage debt and perpetual preferred stock. Borrowings under the Company's unsecured revolving credit facility have also been an interim source of funds to both finance the purchase of properties and other investments and meet any short-term working capital requirements. The various instruments governing the Company's issuance of its unsecured public debt, bank debt, mortgage debt and preferred stock impose certain restrictions on the Company regarding dividends, voting, liquidation and other preferential rights available to the holders of such instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnotes 13, 14 and 19 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The Company does not believe that the preferential rights available to the holders of its Class L Preferred Stock and Class M Preferred Stock, the financial covenants contained in its public bond indentures, as amended, or the credit agreement for its Credit Facility will have an adverse impact on the Company's ability to pay dividends in the normal course to its common stockholders or to distribute amounts necessary to maintain its qualification as a REIT.

The Company maintains a dividend reinvestment and direct stock purchase plan (the "Plan") pursuant to which common and preferred stockholders and other interested investors may elect to automatically reinvest their dividends to purchase shares of the Company's common stock or, through optional cash payments, purchase shares of the Company's common stock. The Company may, from time-to-time, either (i) purchase shares of its common stock in the open market or (ii) issue new shares of its common stock for the purpose of fulfilling its obligations under the Plan.

Recent Sales of Unregistered Securities: None.

Issuer Purchases of Equity Securities:

The Company's Board of Directors had authorized the repurchase of up to 900,000 depositary shares of Class L preferred stock and 1,058,000 depositary shares of Class M preferred stock through December 31, 2022, which represented up to an aggregate of 1,958 shares of the Company's preferred stock, par value $1.00 per share. During the year ended December 31, 2022, the Company repurchased 54,508 depositary shares of Class L preferred stock and 90,760 depositary shares of Class M preferred stock for a purchase price of $1.3 million and $2.1 million, respectively.

During February 2018, the Company's Board of Directors authorized a share repurchase program, which is scheduled to expire February 29, 2024. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during the year ended December 31, 2022. As of December 31, 2022, the Company had $224.9 million available under this common share repurchase program.

During the year ended December 31, 2022, the Company repurchased 567,450 shares of the Company's common stock for an aggregate purchase price of $13.7 million (weighted average price of $24.11 per share) in connection with common shares surrendered or deemed surrendered to the Company to satisfy statutory minimum tax withholding obligations in connection with equity-based compensation plans.

The following table presents information regarding the shares of common stock repurchased by the Company during the three months ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1, 2022 – October 31, 2022	1,791	$ 18.63	-	$ 224.9
November 1, 2022 – November 30, 2022	-	-	-	$ 224.9
December 1, 2022 – December 31, 2022	4,472	21.49	-	$ 224.9
Total	**6,263**	**$ 20.67**	**-**	

Total Stockholder Return Performance: The following performance chart compares, over the five years ended December 31, 2022, the cumulative total stockholder return on the Company's common stock with the cumulative total return of the S&P 500 Index and the cumulative total return of the NAREIT Equity REITs Index (the "NAREIT Equity REITs") prepared and published by the National Association of Real Estate Investment Trusts ("NAREIT"). The NAREIT Equity REITs Index is a free-float adjusted, market capitalization-weighted index of U.S. equity REITs. Constituents of the index include all tax-qualified REITs with more than 50% of total assets in qualifying real estate assets other than mortgages secured by real property.

Stockholder return performance, presented annually for the five years ended December 31, 2022, is not necessarily indicative of future results. All stockholder return performance assumes the reinvestment of dividends. The information in this paragraph and the following performance chart are deemed to be furnished, not filed.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
(December 2017 to December 2022)

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends, for the years ended December 31, 2018, 2019, 2020, 2021 and 2022.

Source: S&P Global Market Intelligence

Comparison of 5 year cumulative total return data points

	Dec-17	Dec-18	Dec-19	Dec-20	Dec-21	Dec-22
Kimco Realty Corporation	$ 100	$ 87	$ 130	$ 99	$ 167	$ 149
S&P 500	$ 100	$ 96	$ 126	$ 149	$ 192	$ 157
NAREIT Equity REITs	$ 100	$ 95	$ 120	$ 111	$ 158	$ 120

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Form 10-K. Historical results and percentage relationships set forth in the Consolidated Statements of Income contained in the Consolidated Financial Statements, including trends, should not be taken as indicative of future operations.

The Consolidated Financial Statements of the Company include the accounts of the Company, its wholly owned subsidiaries and all entities in which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity in accordance with the consolidation guidance of the FASB Accounting Standards Codification. The Company applies these provisions to each of its joint venture investments to determine whether the cost, equity or consolidation method of accounting is appropriate. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related notes. In preparing these financial statements, management has made its best estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates are based on, but not limited to, historical results, industry standards and current economic conditions, giving due consideration to materiality. The Company's significant accounting policies are more fully described in Footnote 1 to the Consolidated Financial Statements. The Company is required to make subjective assessments, of which, the most significant assumptions and estimates relate to the recoverability of trade accounts receivable, depreciable lives, valuation of real estate and intangible assets and liabilities, and valuation of joint venture investments and other investments. The Company's reported net earnings are directly affected by management's estimate of impairments. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could materially differ from these estimates.

Trade Accounts Receivable

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. Determining the probability of collection of substantially all lease payments during a lease term requires significant judgment. The Company's analysis of its accounts receivable included (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. The Company includes provision for doubtful accounts in Revenues from rental properties, net. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the receivable balances associated with the lease and will only recognize lease income on a cash basis. In addition to the lease-specific collectability assessment, the analysis also recognizes a general reserve, as a reduction to Revenues from rental properties, for its portfolio of operating lease receivables which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against Revenues from rental properties, actual results may differ from those estimates. For example, in the event that the Company's collectability determinations are not accurate, and we are required to write off additional receivables equaling 1% of the outstanding accounts receivable balance at December 31, 2022, the Company's rental income and net income would decrease by $3.0 million for the year ended December 31, 2022. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, any outstanding lease receivables (including straight-line rent receivables) are reinstated with a corresponding increase to rental income.

Real Estate

Valuation of Real Estate, and Intangible Assets and Liabilities

The Company's investments in real estate properties are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements, which improve and extend the life of the asset, are capitalized.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be business combinations are expensed as incurred. Also, upon acquisition of real estate operating properties in either an asset acquisition or business combination, the Company estimates the fair value of acquired tangible assets (consisting of land, building, building improvements and tenant improvements) and identified intangible assets and liabilities (consisting of above and below-market leases, in-place leases, and tenant relationships, where applicable), assumed debt and redeemable units issued at the date of acquisition, based on evaluation of information and estimates available at that date. Fair value is determined based on a market approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, leasehold and tenant improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net earnings.

During 2022, the Company acquired properties for a total purchase price of $524.9 million. $8.4 million, or less than 1.6% of the total purchase price, was allocated to above-market leases and $24.1 million, or 4.6% was allocated to below-market leases. If the amounts allocated in 2022 to above-market and below-market leases were each reduced by 1% of the total purchase price, the net annual market lease amortization through rental income would decrease by $0.9 million (using the weighted average life of above-market and below-market leases at each respective acquired property).

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period, general market conditions and delays of development, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimate of current and projected operating cash flows, net of anticipated construction and leasing costs (undiscounted and unleveraged), of the property over its anticipated hold period is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future costs of materials and labor, operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to reflect the estimated fair value of the property. The Company's estimated fair values are primarily based upon estimated sales prices from signed contracts or letters of intent from third parties, discounted cash flow models or third-party appraisals. Estimated fair values that are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnote 3, 4 and 6 of the Notes to Consolidated Financial Statements for further discussion.

Valuation of Joint Venture Investments and Other Investments

On a continuous basis, management assesses whether there are any indicators, including property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnote 1 of the Notes to Consolidated Financial Statements for further discussion of the Company's accounting policies and estimates.

Executive Overview

Kimco Realty Corporation is North America's largest publicly traded owner and operator of open-air, grocery-anchored shopping centers, and a growing portfolio of mixed-use assets. The executive officers are engaged in the day-to-day management and operation of real estate exclusively with the Company, with nearly all operating functions, including leasing, asset management, maintenance, construction, legal, finance and accounting, administered by the Company.

Weingarten Merger

On August 3, 2021, Weingarten merged with and into the Company, with the Company continuing as the surviving public company, pursuant to the Merger Agreement between the Company and Weingarten which was entered into on April 15, 2021. The total purchase price of the Merger was $4.1 billion, which consists primarily of 179.9 million shares of the Company's common stock issued in exchange for Weingarten common shares, plus $281.1 million of cash consideration. The Merger brought together two industry-leading retail real estate platforms with highly complementary portfolios and created the preeminent open-air shopping center and mixed-use real estate owner in the country. As a result of the Merger, the Company acquired 149 properties, including 30 held through joint venture programs. The increased scale in targeted growth markets, coupled with a broader pipeline of redevelopment opportunities, has positioned the combined company to create significant value for its shareholders. See Footnote 2 of the Notes to the Consolidated Financial Statements for additional discussion regarding the Merger.

Corporate UPREIT Reorganization

In January of 2023, the Company completed the Reorganization into an UPREIT structure as described in the Explanatory Note at the beginning of this Annual Report. Prior to the Reorganization, the Company's business was conducted through the Predecessor. This Annual Report pertains to the business and results of operations of the Predecessor for its fiscal year ended December 31, 2022. As a result of the Reorganization, the Company became the successor issuer to the Predecessor under the Exchange Act. The Company and Kimco OP have elected to co-file this Annual Report of the Predecessor to ensure continuity of information to investors. For additional information about the Reorganization, please see the Company's Current Reports on Form 8-K filed with the SEC on January 3, 2023 and January 4, 2023.

Financial Highlights

The following highlights the Company's significant transactions, events and results that occurred during the year ended December 31, 2022:

Financial and Portfolio Information:
- Net income available to the Company's common shareholders was $100.8 million, or $0.16 per diluted share, for the year ended December 31, 2022 as compared to $818.6 million, or $1.60 per diluted share, for the year ended December 31, 2021.
- FFO available to the Company's common shareholders was $976.4 million, or $1.58 per diluted share, for the year ended December 31, 2022, as compared to $706.8 million, or $1.38 per diluted share, for the corresponding period in 2021 (see additional disclosure on FFO beginning on page 40).
- Same property net operating income ("Same property NOI") was $1.3 billion for the year ended December 31, 2022, as compared to $1.2 billion for the corresponding period in 2021, an increase of 4.4% (see additional disclosure on Same property NOI beginning on page 41).
- Executed 1,696 new leases, renewals and options totaling approximately 10.7 million square feet in the consolidated operating portfolio during the year ended December 31, 2022.
- Consolidated operating portfolio occupancy at December 31, 2022 was 95.5% as compared to 94.2% at December 31, 2021.

Acquisitions, Dispositions and Other Activity (see Footnotes 4, 5 and 9 of the Notes to Consolidated Financial Statements included in this Form 10-K):

- Acquired 10 operating properties and eight parcels, in separate transactions, for $524.9 million
- Disposed of nine operating properties and 13 parcels, in separate transactions, for an aggregate sales price of $191.1 million, which resulted in aggregate gains of $15.2 million, before noncontrolling interests and taxes.
- Monetized 11.5 million of shares of ACI held by the Company, generating net proceeds of $301.1 million and a book gain of $15.2 million. For tax purposes, the Company recognized a long-term capital gain of $251.5 million. The Company has elected to retain the proceeds from this stock sale for general corporate purposes and pay corporate income tax of $57.2 million on the taxable gain. The Company held 28.3 million shares of ACI as of December 31, 2022.

Capital Activity (for additional details see Liquidity and Capital Resources below):

- Issued $650.0 million of 4.60% notes maturing February 2033 and $600.0 million of 3.20% notes maturing in April 2032.
- Repaid $1.4 billion of notes bearing interest rates from 3.13% to 3.50% with maturity dates ranging from October 2022 to June 2023.
- Assumed $79.4 million of mortgage debt (including fair market value adjustment of $9.4 million) encumbering six operating properties acquired in 2022 and obtained a $19.0 million mortgage relating to a consolidated joint venture operating property.
- Repaid $158.4 million of mortgage debt that encumbered 11 operating properties.
- As of December 31, 2022, had $2.1 billion in immediate liquidity, including $149.8 million in cash.

As a result of the above debt activity, the Company's consolidated debt maturity profile, including extension options as of December 31, 2022, is as follows:



- As of December 31, 2022, the weighted average interest rate was 3.49% and the weighted average maturity profile was 9.5 years related to the Company's consolidated debt.

The Company faces external factors which may influence its future results from operations. There remains significant uncertainty in the current macro-economic environment, driven by inflationary pressures, as well as ongoing supply chain issues. These factors have impacted, and are expected to continue to impact, consumer discretionary spending and many of our tenants. The convenience and availability of e-commerce has continued to impact the retail sector, which could affect our ability to increase or maintain rental rates and our ability to renew expiring leases and/or lease available space. To better position itself, the Company's strategy has been to attract local area customers to its properties by providing a diverse and robust tenant base across a variety of retailers, including grocery stores, off-price retailers, discounters and service-oriented tenants, which offer buy online and pick up in store, off-price merchandise and day-to-day necessities rather than high-priced luxury items.

The Company's portfolio is focused on first ring suburbs around major metropolitan-area U.S. markets, predominantly on the east and west coasts and in the sun belt region, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. The Company owns a predominantly grocery-anchored portfolio clustered in the nation's top markets. The Company believes it can continue to increase its occupancy levels, rental rates and overall rental growth. In addition, the Company, on a selective basis, has developed or redeveloped projects which include residential and mixed-use components.

As part of the Company's investment strategy, each property is evaluated for its highest and best use, which may include residential and mixed-use components. In addition, the Company may consider other opportunistic investments related to retailer controlled real estate, such as, repositioning underperforming retail locations, retail real estate financing and bankruptcy transaction support. The Company may continue to dispose of certain properties. If the estimated fair value for any of these assets is less than their net carrying values, the Company would be required to take impairment charges and such amounts could be material. For a further discussion of these and other factors that could impact our future results, performance or transactions, see Item 1A. Risk Factors.

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

Results from operations for the year ended December 31, 2021 include the combined operations for five months as a result of the Company's Merger with Weingarten which occurred on August 3, 2021. The following table presents the comparative results from the Company's Consolidated Statements of Income for the year ended December 31, 2022, as compared to the corresponding period in 2021 (in thousands, except per share data):

		Year Ended December 31,			
		2022		2021	Change
Revenues					
Revenues from rental properties, net	$	1,710,848	$	1,349,702 $	361,146
Management and other fee income		16,836		14,883	1,953
Operating expenses					
Rent (1)		(15,811)		(13,773)	(2,038)
Real estate taxes		(224,729)		(181,256)	(43,473)
Operating and maintenance (2)		(290,367)		(222,882)	(67,485)
General and administrative (3)		(119,534)		(104,121)	(15,413)
Impairment charges		(21,958)		(3,597)	(18,361)
Merger charges		-		(50,191)	50,191
Depreciation and amortization		(505,000)		(395,320)	(109,680)
Gain on sale of properties		15,179		30,841	(15,662)
Other income/(expense)					
Other income, net		28,829		19,810	9,019
(Loss)/gain on marketable securities, net		(315,508)		505,163	(820,671)
Interest expense		(226,823)		(204,133)	(22,690)
Early extinguishment of debt charges		(7,658)		-	(7,658)
Provision for income taxes, net		(56,654)		(3,380)	(53,274)
Equity in income of joint ventures, net		109,481		84,778	24,703
Equity in income of other investments, net		17,403		23,172	(5,769)
Net loss/(income) attributable to noncontrolling interests		11,442		(5,637)	17,079
Preferred dividends		(25,218)		(25,416)	198
Net income available to the Company's common shareholders	$	100,758 $		818,643 $	(717,885)
Net income available to the Company's common shareholders:					
Diluted per share	$	0.16 $		1.60 $	(1.44)

(1) Rent expense relates to ground lease payments for which the Company is the lessee.
(2) Operating and maintenance expense consists of property related costs including repairs and maintenance costs, roof repair, landscaping, parking lot repair, snow removal, utilities, property insurance costs, security and various other property related expenses.
(3) General and administrative expense includes employee-related expenses (including salaries, bonuses, equity awards, benefits, severance costs and payroll taxes), professional fees, office rent, travel and entertainment costs and other company-specific expenses.

Net income available to the Company's common shareholders was $100.8 million for the year ended December 31, 2022, as compared to $818.6 million for the comparable period in 2021. On a diluted per share basis, net income available to the Company's common shareholders for the year ended December 31, 2022, was $0.16 as compared to $1.60 for the comparable period in 2021. For additional disclosure, see Footnote 28 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The following describes the changes of certain line items included on the Company's Consolidated Statements of Income, that the Company believes changed significantly and affected Net income available to the Company's common shareholders during the year ended December 31, 2022, as compared to the corresponding period in 2021:

Revenue from rental properties, net –

The increase in Revenues from rental properties, net of $361.1 million is primarily from (i) an increase in revenues of $332.6 million due to properties acquired during 2022 and 2021, including the results of the Merger, and (ii) an increase in revenues from tenants of $53.7 million primarily due to an increase in leasing activity and net growth in the current portfolio, partially offset by (iii) a net decrease of $19.6 million due to changes in credit losses from tenants, (iv) a decrease in revenues of $3.1 million due to dispositions in 2022 and 2021 and (v) a decrease in lease termination fee income of $2.5 million.

Real estate taxes –

The increase in Real estate taxes of $43.5 million is primarily due to properties acquired during 2022 and 2021, including the impact of the Merger.

Operating and maintenance –

The increase in Operating and maintenance expense of $67.5 million is primarily due to (i) properties acquired during 2022 and 2021, including the impact of the Merger, and (ii) increases in repairs and maintenance, utilities and other operating costs throughout the Company's operating properties.

General and administrative –

The increase in General and administrative expense of $15.4 million is primarily due to (i) an increase in employee-related expenses of $10.5 million resulting from additional employees hired in connection with the Merger and (ii) an increase in professional fees and corporate expenses of $6.6 million, including costs related to the Company's UPREIT Reorganization, partially offset by (iii) a decrease of $1.7 million primarily due to the fluctuations in value of various directors' deferred stock.

Impairment charges –

During the years ended December 31, 2022 and 2021, the Company recognized impairment charges of $22.0 million and $3.6 million, respectively, primarily related to adjustments to property carrying values for which the Company's estimated fair values were primarily based upon signed contracts or letters of intent from third-party offers. These adjustments to property carrying values were recognized in connection with the Company's efforts to market certain properties and management's assessment as to the likelihood and timing of such potential transactions. Certain of the calculations to determine fair values utilized unobservable inputs and, as such, were classified as Level 3 of the FASB's fair value hierarchy. For additional disclosure, see Footnotes 6 and 18 of the Notes to Consolidated Financial Statements included in this Form 10-K.

Merger charges –

During the year ended December 31, 2021, the Company incurred costs of $50.2 million associated with the Merger. These charges are primarily comprised of severance costs and professional and legal fees.

Depreciation and amortization –

The increase in Depreciation and amortization of $109.7 million is primarily due to (i) an increase of $166.7 million resulting from properties acquired during 2022 and 2021, including the impact of the Merger, and (ii) an increase of $1.4 million due to depreciation commencing on certain redevelopment projects that were placed into service during 2022 and 2021, partially offset by (iii) a net decrease of $58.4 million primarily from fully depreciated assets and write-offs due to tenant vacates and dispositions during 2022 and 2021.

Gain on sale of properties –

During 2022, the Company disposed of nine operating properties and 13 parcels, in separate transactions, for an aggregate sales price of $191.1 million, which resulted in aggregate gains of $15.2 million. During 2021, the Company disposed of 13 operating properties and 10 parcels (including the deconsolidation of six operating properties), in separate transactions, for an aggregate sales price of $612.4 million, which resulted in aggregate gains of $30.8 million.

Other income, net –

The increase in Other income, net of $9.0 million is primarily due to (i) a net increase in mortgage and other financing income of $9.4 million, including profit participation of $4.0 million relating to the repayment of a loan, and (ii) an increase in dividend, interest and other income of $3.2 million, partially offset by (iii) a decrease in net periodic benefit income of $3.6 million relating to the Company's defined benefit plan.

(Loss)/gain on marketable securities, net –

The change in (Loss)/gain on marketable securities, net of $820.7 million is primarily the result of mark-to-market fluctuations of the shares of ACI common stock held by the Company.

Interest expense –

The increase in Interest expense of $22.7 million is primarily due to (i) increased levels of borrowings resulting from the assumption of senior unsecured notes and mortgages in connection with the Merger and public debt offerings, partially offset by (ii) the repayment of senior unsecured notes and mortgages during 2022 and 2021 and (iii) an increase in fair market value amortization, primarily related to the assumption of debt in connection with the Merger and acceleration due to the repayment of senior unsecured notes in 2022.

Early extinguishment of debt charges –

The increase in Early extinguishment of debt charges of $7.7 million is primarily due to the Company's repayment of its $500.0 million 3.40% senior unsecured notes, which were scheduled to mature in November 2022. As a result, the Company incurred a prepayment charge of $6.5 million and $0.7 million from the write-off of deferred financing costs during 2022.

Provision for income taxes, net –

The increase in Provision for income taxes, net of $53.3 million is primarily due to the sale of 11.5 million of the shares of ACI held by the Company, which generated a taxable long-term capital gain. The Company elected to retain the proceeds from the sale and as a result incurred federal corporate and state income tax aggregating $57.2 million on such gain.

Equity in income of joint ventures, net –

The increase in Equity in income of joint ventures, net of $24.7 million is primarily due to (i) an increase in net gains of $21.9 million resulting from the sale of properties within various joint venture investments during 2022, as compared to 2021, and (ii) an increase in equity in income of $4.5 million from ownership interests acquired in unconsolidated joint ventures in connection with the Merger, partially offset by (iii) an increase in impairment charges of $1.7 million recognized during 2022, as compared to 2021.

Equity in income of other investments, net –

The decrease in Equity in income of other investments, net of $5.8 million is primarily due to the sale of properties within the Company's Preferred Equity Program during 2022 and 2021.

Net loss/(income) attributable to noncontrolling interests –

The change in Net loss/(income) attributable to noncontrolling interests of $17.1 million is primarily due to (i) impairment charges relating to properties within consolidated joint ventures recognized during 2022, partially offset by (ii) an increase in net income attributable to noncontrolling interests primarily related to consolidated joint ventures acquired in the Merger.

Comparison of the years ended December 31, 2021 and 2020

Information pertaining to fiscal year 2020 was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which was filed with the SEC on March 1, 2022.

Liquidity and Capital Resources

The Company's capital resources include accessing the public debt and equity capital markets, unsecured term loans, mortgages and construction loan financing, marketable securities (including 28.3 million shares of ACI common stock held by the Company, which had a value of $587.7 million at December 31, 2022 and are subject to certain contractual lock-up provisions that expire in May 2023) and immediate access to an unsecured revolving credit facility (the "Credit Facility") with bank commitments of $2.0 billion which can be increased to $2.75 billion through an accordion feature.

The Company's cash flow activities are summarized as follows (in thousands):

| | Year Ended December 31, | |
	2022	2021
Cash, cash equivalents and restricted cash, beginning of year	$ 334,663	$ 293,188
Net cash flow provided by operating activities	861,114	618,875
Net cash flow used for investing activities	(63,217)	(476,259)
Net cash flow used for financing activities	(982,731)	(101,141)
Net change in cash, cash equivalents and restricted cash	(184,834)	41,475
Cash, cash equivalents and restricted cash, end of year	$ 149,829	$ 334,663

Operating Activities

The Company anticipates that cash on hand, net cash flow provided by operating activities, borrowings under its Credit Facility and the issuance of equity, public debt, as well as other debt and equity alternatives, and the sale of marketable equity securities, will provide the necessary capital required by the Company. The Company will continue to evaluate its capital requirements for both its short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not limited to, the effects of the current inflationary environment, rising interest rates, and other risks detailed in Part I, Item 1A. Risk Factors

Net cash flows provided by operating activities for the year ended December 31, 2022, was $861.1. million, as compared to $618.9 million for the comparable period in 2021. The increase of $242.2 million is primarily attributable to:

- additional operating cash flow generated by operating properties acquired during 2022 and 2021, including those acquired from the Merger;
- new leasing, expansion and re-tenanting of core portfolio properties;
- changes in accounts payable and accrued expenses due to timing of receipts and payments; and
- nonrecurring costs incurred in connection with the Merger during 2021, partially offset by
- changes in operating assets and liabilities due to timing of receipts and payments;
- a decrease in distributions from the Company's joint ventures programs due to the sale of properties within the ventures; and
- the disposition of operating properties in 2022 and 2021.

Investing Activities

Net cash flows used for investing activities was $63.2 million for 2022, as compared to $476.3 million for 2021.

Investing activities during 2022 consisted primarily of:

Cash inflows:
- $302.5 million in proceeds from the sale of marketable securities, primarily due to the sale of 11.5 million shares of ACI;
- $184.3 million in proceeds from the sale of nine consolidated properties and 13 parcels;
- $68.4 million in reimbursements of investments in and advances to real estate joint ventures and other investments primarily due to the sale of properties within the investments;
- $60.3 million in collection of mortgage and other financing receivables; and

- $4.0 million for principal payments from securities held to maturity.

Cash outflows:
- $300.8 million for the acquisition of 10 consolidated operating properties and eight parcels;
- $193.7 million for improvements to operating real estate primarily related to the Company's active redevelopment pipeline;
- $104.7 million for investments in and advances to real estate joint ventures, primarily related to partner buyouts and a redevelopment project within the Company's joint venture portfolio, and investments in other investments, primarily related to funding commitments for certain investments;
- $75.1 million for investment in mortgage and other financing receivables;
- $4.5 million for investment in cost method investments; and
- $4.0 million for investment in marketable securities.

Investing activities during 2021 consisted primarily of:

Cash inflows:
- $302.8 million in proceeds from the sale of 13 consolidated properties and 10 parcels (including the deconsolidation of 6 operating properties);
- $111.9 million in reimbursements of investments in and advances to real estate joint ventures and other investments primarily due to the sale of properties within the investments; and
- $13.8 million in collection of mortgage and other financing receivables.

Cash outflows:
- $356.0 million for the acquisition of 11 consolidated operating properties and one parcel;
- $264.0 million net cash consideration paid in conjunction with the Merger;
- $163.7 million for improvements to operating real estate primarily related to the Company's active redevelopment pipeline;
- $67.1 million for investments in and advances to other investments, primarily related to a preferred equity investment located in San Antonio, TX;
- $41.9 million for investment in other financing receivables; and
- $12.6 million for investments in and advances to real estate joint ventures, primarily related to a redevelopment project within the Company's joint venture portfolio.

Acquisitions of Operating Real Estate and Other Related Net Assets

During the years ended December 31, 2022 and 2021, the Company expended $300.8 million and $619.9 million, respectively, towards the acquisition of operating real estate properties, including the Merger in 2021. The Company anticipates spending approximately $125.0 million to $250.0 million towards the acquisition of operating properties during 2023. The Company intends to fund these acquisitions with cash on hand, net cash flow provided by operating activities, proceeds from property dispositions, proceeds from the sale of marketable securities and/or availability under its Credit Facility.

Improvements to Operating Real Estate

During the years ended December 31, 2022 and 2021, the Company expended $193.7 million and $163.7 million, respectively, towards improvements to operating real estate. These amounts consist of the following (in thousands):

	Year Ended December 31,	
	2022	2021
Redevelopment and renovations	$ 113,928	$ 100,784
Tenant improvements and tenant allowances	79,782	62,915
Total improvements	$ 193,710	$ 163,699

The Company has an ongoing program to redevelop and re-tenant its properties to maintain or enhance its competitive position in the marketplace. The Company is actively pursuing redevelopment opportunities within its operating portfolio which it believes will increase the overall value by bringing in new tenants and improving the assets' value. The Company anticipates its capital commitment toward these redevelopment projects and re-tenanting efforts for 2023 will be approximately $175.0 million to $225.0 million. The funding of these capital requirements will be provided by cash on hand, proceeds from property dispositions, proceeds from the sale of marketable securities, net cash flow provided by operating activities and/or availability under the Company's Credit Facility.

Financing Activities

Net cash flows used for financing activities was $982.7 million for 2022, as compared to $101.1 million for 2021.

Financing activities during 2022 primarily consisted of the following:

Cash inflows:
- $1.25 billion in proceeds from issuance of the Company's $600.0 million 3.20% senior unsecured notes due 2032 and $650.0 million 4.60% senior unsecured notes due 2033;
- $19.0 million in proceeds from a mortgage loan financing;
- $15.5 million in proceeds from the issuance of common stock; and
- $5.3 million from changes in tenants' security deposits.

Cash outflows:
- $1.4 billion for repayment of four separate senior unsecured notes, which had maturity dates ranging from November 2022 to June 2023;
- $544.7 million of dividends paid;
- $167.7 million in principal payment on debt, including normal amortization of rental property debt;
- $67.5 million in redemption/distribution of noncontrolling interests;
- $20.3 million in financing origination costs, in connection with the issuance of senior unsecured notes;
- $13.7 million in shares repurchased for employee tax withholding on equity awards;
- $7.0 million for payment of early extinguishment of debt charges; and
- $3.4 million for repurchase of preferred stock.

Financing activities during 2021 primarily consisted of the following:

Cash inflows:
- $500.0 million in proceeds from issuance of 2.25% senior unsecured notes due in 2031; and
- $83.0 million in proceeds from issuance of common stock, primarily related to the Company's at-the-market continuous offering program and the exercise of employee stock options.

Cash outflows:
- $382.1 million of dividends paid;
- $239.9 million in principal payment on debt, including normal amortization of rental property debt;
- $34.6 million in redemption/distribution of noncontrolling interests;
- $20.8 million in shares repurchased for employee tax withholding on equity awards; and
- $8.2 million in financing origination costs, primarily in connection with the Company's issuance of $500.0 million of senior unsecured notes.

The Company continually evaluates its debt maturities, and, based on management's current assessment, believes it has viable financing and refinancing alternatives that will not materially adversely impact its expected financial results. As of December 31, 2022, the Company had consolidated floating rate debt totaling $18.4 million, excluding deferred financing costs of $0.1 million. The Company continues to pursue borrowing opportunities with large commercial U.S. and global banks, select life insurance companies and certain regional and local banks.

Debt maturities for 2023 consist of: $12.0 million of consolidated debt, $38.1 million of unconsolidated joint venture debt and $32.3 million of debt included in the Company's preferred equity program, assuming the utilization of extension options where available. The 2023 consolidated debt maturities are anticipated to be repaid with operating cash flows or debt refinancing, as deemed appropriate. The 2023 debt maturities on properties in the Company's unconsolidated joint ventures are anticipated to be repaid through operating cash flows, debt refinancing, unsecured credit facilities, proceeds from sales within the respective entities, and partner capital contributions, as deemed appropriate.

The Company intends to maintain strong debt service coverage and fixed charge coverage ratios as part of its commitment to maintain or improve its unsecured debt ratings. The Company may, from time to time, seek to obtain funds through additional common and preferred equity offerings, unsecured debt financings and/or mortgage/construction loan financings and other capital alternatives.

Since the completion of the Company's IPO in 1991, the Company has utilized the public debt and equity markets as its principal source of capital for its expansion needs. Since the IPO, the Company has completed additional offerings of its public unsecured debt and equity, raising in the aggregate over $17.4 billion. Proceeds from public capital market activities have been used for the purposes of, among other things, repaying indebtedness, acquiring interests in open-air, grocery anchored shopping centers and mixed-use assets, expanding and improving properties in the portfolio and other investments.

During January 2023, the Company filed a shelf registration statement on Form S-3, which is effective for a term of three years, for future unlimited offerings, from time to time, of debt securities, preferred stock, depositary shares, common stock and common stock warrants. The Company, pursuant to this shelf registration statement may, from time to time, offer for sale its senior unsecured debt securities for any general corporate purposes, including (i) funding specific liquidity requirements in its business, including property acquisitions, development and redevelopment costs and (ii) managing the Company's debt maturities.

During January 2023, the Company filed a registration statement on Form S-8 for its 2020 Equity Participation Plan (the "2020 Plan"), which was previously approved by the Company's stockholders and is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provides for a maximum of 10,000,000 shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments and deferred stock awards. At December 31, 2022, the Company had 6.9 million shares of common stock available for issuance under the 2020 Plan. (see Footnote 23 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Preferred Stock –

The Company's Board of Director's authorized the repurchase of up to 900,000 depositary shares of Class L preferred stock and 1,058,000 depositary shares of Class M preferred stock representing up to 1,958 shares the Company's preferred stock, par value $1.00 per share through December 31, 2022. During the year ended December 31, 2022, the Company repurchased the following preferred stock:

Class of Preferred Stock	Depositary Shares Repurchased		Purchase Price (in millions)
Class L	54,508	$	1.3
Class M	90,760	$	2.1

Common Stock –

During August 2021, the Company established an at-the-market continuous offering program (the "ATM program") pursuant to which the Company may offer and sell from time-to-time shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $500.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may from time to time enter into separate forward sale agreements with one or more banks. During 2022, the Company issued 450,000 shares and received net proceeds after commissions of $11.3 million. During 2021, the Company issued 3.5 million shares and received net proceeds after commissions of $76.9 million. As of December 31, 2022, the Company had $411.0 million available under this ATM program.

The Company has a share repurchase program, which is scheduled to expire on February 29, 2024. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during 2022 and 2021. As of December 31, 2022, the Company had $224.9 million available under this common share repurchase program.

Senior Notes –

During the year ended December 31, 2022, the Company issued the following senior unsecured notes (dollars in millions):

Date Issued	Amount Issued		Interest Rate	Maturity Date
Aug-22	$	650.0	4.600%	Feb-33
Feb-22	$	600.0	3.200%	Apr-32

During the year ended December 31, 2022, the Company fully repaid the following senior unsecured notes (dollars in millions):

Date Paid	Amount Repaid	Interest Rate	Maturity Date
Sep-22 (1)	$ 299.7	3.500%	Apr-23
Sep-22 (1) (2)	$ 350.0	3.125%	Jun-23
Sep-22 (1) (2)	$ 299.4	3.375%	Oct-22
Mar-22 (3)	$ 500.0	3.400%	Nov-22

(1)   There were no prepayment charges associated with this early repayment.
(2)   Includes partial repayments during May and June 2022.
(3)   The Company incurred a prepayment charge of $6.5 million and $0.7 million in write-off of deferred financing costs resulting from this early repayment, which are included in Early extinguishment of debt charges on the Company's Consolidated Statements of Income.

The Company's supplemental indenture governing its senior notes contains the following covenants, all of which the Company is compliant with:

Covenant	Must Be	As of December 31, 2022
Consolidated Indebtedness to Total Assets	<60%	37%
Consolidated Secured Indebtedness to Total Assets	<40%	2%
Consolidated Income Available for Debt Service to Maximum Annual Service Charge	>1.50x	3.9x
Unencumbered Total Asset Value to Consolidated Unsecured Indebtedness	>1.50x	2.5x

For a full description of the various indenture covenants refer to the Indenture dated September 1, 1993; the First Supplemental Indenture dated August 4, 1994; the Second Supplemental Indenture dated April 7, 1995; the Third Supplemental Indenture dated June 2, 2006; the Fourth Supplemental Indenture dated April 26, 2007; the Fifth Supplemental Indenture dated as of September 24, 2009; the Sixth Supplemental Indenture dated as of May 23, 2013; Seventh Supplemental Indenture dated as of April 24, 2014; and the Eighth Supplemental Indenture dated as of January 3, 2023 each as filed with the SEC. See the Index to Exhibits included in this Form 10-K for specific filing information.

In addition, for a full description of the various indenture covenants for senior unsecured notes assumed during the Merger, refer to the Indenture dated May 1, 1995 included as an exhibit to Weingarten's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on May 1, 1995; First Supplemental Indenture, dated as of August 2, 2006, included as an exhibit to Weingarten's Current Report on Form 8-K dated August 2, 2006, Second Supplemental Indenture, dated as of October 9, 2012 filed with Weingarten's Current Report on Form 8-K dated October 9, 2012. See the Exhibits Index in this Form 10-K for specific filing information.

In connection with the Reorganization, Kimco OP became the issuer of the senior notes and the Parent Company has provided a full and unconditional guarantee of Kimco OP's obligations under each series of senior notes previously issued and outstanding.

Credit Facility –

The Company had a $2.0 billion Credit Facility with a group of banks which was scheduled to expire in March 2024, with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2025. The Credit Facility was a green credit facility tied to sustainability metric targets, as described in the agreement. In July 2022, the Company amended the Credit Facility to (i) replace LIBOR borrowings with Secured Overnight Financing Rate ("SOFR") borrowings, (ii) supplement the sustainability grid with an additional one basis point reduction of applicable margin if certain criteria as defined in the Credit Facility are met, (iii) add a leverage metric test which, if met, reduces the applicable margin by five basis points and (iv) obtain pre-approval of a possible organizational conversion to an UPREIT structure. The Company achieved such sustainability metric targets, which effectively reduced the rate on the Credit Facility by two basis points. The Credit Facility, which accrued interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus 75.5 basis points (5.21% as of December 31, 2022), and can be increased to $2.75 billion through an accordion feature. Pursuant to the terms of the Credit Facility, the Company, among other things, was subject to covenants requiring the maintenance of (i) maximum indebtedness ratios and (ii) minimum interest and fixed charge coverage ratios. As of December 31, 2022, the Credit Facility had no outstanding balance and appropriations for letters of credit of $1.2 million.

In February 2023, the Company closed on a new $2.0 billion unsecured revolving credit facility (the "New Credit Facility") with a group of banks, which is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The New Credit Facility can be increased to $2.75 billion through an accordion feature. The New Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The New Credit Facility replaces the Company's Credit Facility discussed above, that was scheduled to mature in March 2024. The

New Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the New Credit Facility, plus 77.5 basis points and fluctuates in accordance with the Company's credit ratings, which can be further adjusted upward or downward by four basis points based on the sustainability metric targets, as defined in the agreement. The Company achieved certain sustainability metric targets, which effectively reduced the rate on the New Credit Facility by two basis points. Pursuant to the terms of the New Credit Facility, the Company continues to be subject to the same covenants under the Credit Facility.

Pursuant to the terms of the Credit Facility, the Company, among other things, is subject to maintenance of various covenants. The Company is currently in compliance with these covenants. The financial covenants for the Credit Facility are as follows:

Covenant	Must Be	As of December 31, 2022
Total Indebtedness to Gross Asset Value ("GAV")	<60%	38%
Total Priority Indebtedness to GAV	<35%	2%
Unencumbered Asset Net Operating Income to Total Unsecured Interest Expense	>1.75x	4.6x
Fixed Charge Total Adjusted EBITDA to Total Debt Service	>1.50x	4.1x

For a full description of the Credit Facility's covenants, refer to Amendment No. 2, dated July 12, 2022, to the Amended and Restated Credit Agreement, dated February 27, 2020, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, file with the SEC on July 29, 2022. See the Index to Exhibits included in this Form 10-K for specific filing information.

Mortgages Payable –

During 2022, the Company (i) assumed $79.4 million of mortgage debt (including fair market value adjustment of $9.4 million) encumbering six operating properties acquired in 2022, (ii) obtained a $19.0 million mortgage relating to a consolidated joint venture operating property and (iii) repaid $158.4 million of mortgage debt (including fair market value adjustment of $0.5 million) that encumbered 11 operating properties.

In addition to the public equity and debt markets as capital sources, the Company may, from time to time, obtain mortgage financing on selected properties to partially fund the capital needs of its real estate re-development and re-tenanting projects. As of December 31, 2022, the Company had over 485 unencumbered property interests in its portfolio.

Albertsons Companies, Inc. –

In October 2022, the Company sold 11.5 million shares of ACI held by the Company, generating net proceeds of $301.1 million. For tax purposes, the Company recognized a long-term capital gain of $251.5 million. The Company elected to retain the proceeds from this stock sale for general corporate purposes and pay corporate income tax of $57.2 million on the taxable gain. This undistributed long-term capital gain is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company for 2022. The allocable share of the long-term capital gain and the federal tax credit will be reported to direct holders of Kimco common shares, on Form 2439, and to others in year-end reporting documents issued by brokerage firms if Kimco shares are held in a brokerage account. As of December 31, 2022, the Company holds 28.3 million shares of ACI, which had a value of $587.7 million, which are subject to certain contractual lock-up provisions that expire in May 2023.

On October 13, 2022, The Kroger Co. ("Kroger") and ACI entered into a definitive merger agreement ("ACI Merger"), with Kroger continuing as the surviving public company. The ACI Merger is subject to numerous regulatory approvals and customary closing conditions. Separate from the ACI Merger, on October 13, 2022, ACI declared a special cash dividend of $6.85 per share to ACI shareholders of record as of the close of business on October 24, 2022 and was scheduled to be paid on November 7, 2022.

On November 3, 2022, the Superior Court of King County in the State of Washington issued an order temporarily restraining the payment of the special dividend in the case State of Washington v. Albertsons Companies, Inc. et al., until a hearing on a motion for a preliminary injunction could be held. On December 9, 2022, the Superior Court denied the motion for a preliminary injunction but extended the temporary restraining order for the Attorney General for the State of Washington to appeal to the Supreme Court of the State of Washington. Due to the contingency resulting from this unresolved litigation at December 31, 2022, the Company did not recognize its share of the special dividend for the year ended December 31, 2022.

On January 17, 2023, the Supreme Court of the State of Washington denied a motion by the Attorney General of the State of Washington to hear an appeal from the Superior Court's denial to enjoin ACI from paying the special dividend. As a result of the decision by the Supreme Court of the State of Washington, the temporary restraining order preventing payment of the special dividend was lifted. On January 20, 2023, ACI distributed the special dividend to holders of record as of October 24, 2022. The Company received its share of the special dividend payment of $194.1 million during January 2023, and will recognize this income during the three months ending March 31, 2023.

Dividends –

In connection with its intention to continue to qualify as a REIT for U.S. federal income tax purposes, the Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows. The Company's Board of Directors will continue to evaluate the Company's dividend policy on a quarterly basis as it monitors sources of capital and evaluates the impact of the economy and capital markets availability on operating fundamentals. Since cash used to pay dividends reduces amounts available for capital investment, the Company generally intends to maintain a dividend payout ratio which reserves such amounts as it considers necessary for the expansion and renovation of shopping centers in its portfolio, debt reduction, the acquisition of interests in new properties and other investments as suitable opportunities arise and such other factors as the Board of Directors considers appropriate. Cash dividends paid were $544.7 million, $382.1 million and $379.9 million in 2022, 2021 and 2020, respectively.

Although the Company receives substantially all of its rental payments on a monthly basis, it generally intends to continue paying dividends quarterly. Amounts accumulated in advance of each quarterly distribution will be invested by the Company in short-term money market or other suitable instruments. The Company's objective is to establish a dividend level that maintains compliance with the Company's REIT taxable income distribution requirements. On October 25, 2022, the Company's Board of Directors declared a quarterly dividend with respect to the Company's classes of cumulative redeemable preferred shares (Classes L and M) which were paid on January 17, 2023, to shareholders of record on December 30, 2022. In addition, the Company's Board of Directors declared a quarterly cash dividend of $0.23 per common share, which was paid on December 23, 2022, to shareholders of record on December 9, 2022.

On February 8, 2023, the Company's Board of Directors declared quarterly dividends with respect to the Company's classes of cumulative redeemable preferred shares (Classes L and M), which are scheduled to be paid on April 17, 2023, to shareholders of record on April 3, 2023. Additionally, on February 8, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.23 per common share payable on March 23, 2023 to shareholders of record on March 9, 2023.

Contractual Obligations and Other Commitments

Contractual Obligations

The Company has debt obligations relating to its Credit Facility (no outstanding balance as of December 31, 2022), unsecured senior notes and mortgages with maturities ranging from four months to 27 years. As of December 31, 2022, the Company's consolidated total debt had a weighted average term to maturity of 9.5 years. In addition, the Company has non-cancelable leases pertaining to its shopping center portfolio. As of December 31, 2022, the Company had 40 consolidated shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land or a portion of the underlying land to the Company to construct and/or operate a shopping center. Amounts due in 2023 in connection with these leases aggregate $12.4 million. The following table summarizes the Company's consolidated debt maturities (excluding extension options, unamortized debt issuance costs of $68.1 million and fair market value of debt adjustments aggregating $43.7 million) and obligations under non-cancelable operating leases as of December 31, 2022:

	Payments due by period (in millions)						
	2023	**2024**	**2025**	**2026**	**2027**	**Thereafter**	**Total**
Long-Term Debt:							
Principal (1)	$ 23.4	$ 667.7	$ 813.5	$ 780.4	$ 472.7	$ 4,424.6	$ 7,182.3
Interest (2)	$ 250.3	$ 229.6	$ 204.1	$ 191.0	$ 161.4	$ 1,553.5	$ 2,589.9
Non-cancelable Leases:							
Operating leases (3)	$ 12.4	$ 11.6	$ 11.1	$ 10.4	$ 10.1	$ 188.9	$ 244.5
Financing leases	$ 23.0	$ -	$ -	$ -	$ -	$ -	$ 23.0

(1) Maturities utilized do not reflect extension options, which range from two to five years.
(2) For loans which have interest at floating rates, future interest expense was calculated using the rate as of December 31, 2022.
(3) For leases which have inflationary increases, future ground and office rent expense was calculated using the rent based upon initial lease payment.

The Company has $12.0 million of consolidated secured debt scheduled to mature in 2023. The Company anticipates satisfying the remaining future maturities with operating cash flows or debt refinancing.

Commitments

The Company has issued letters of credit in connection with the completion and repayment guarantees, primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2022, these letters of credit aggregated $43.3 million.

The Company has investments with funding commitments of $30.4 million, of which $16.5 million has been funded as of December 31, 2022.

In connection with the construction of its development/redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2022, the Company had $18.4 million in performance and surety bonds outstanding.

The Company provides a guaranty for the payment of any debt service shortfalls on Series A bonds issued by the Sheridan Redevelopment Agency which are tax increment revenue bonds issued in connection with a property owned by the Company in Sheridan, Colorado. These tax increment revenue bonds have a balance of $45.5 million outstanding at December 31, 2022. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts we may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

Off-Balance Sheet Arrangements

Unconsolidated Real Estate Joint Ventures

The Company has investments in various unconsolidated real estate joint ventures with varying structures. These joint ventures primarily operate shopping center properties. The properties owned by the joint ventures are primarily financed with individual non-recourse mortgage loans, however, the Company, on a selective basis, has obtained unsecured financing for certain joint ventures. As of December 31, 2022, the Company did not guarantee any joint venture unsecured debt. Non-recourse mortgage debt is generally defined as debt whereby the lenders' sole recourse with respect to borrower defaults is limited to the value of the property collateralized by the mortgage. The lender generally does not have recourse against any other assets owned by the borrower or any of the constituent members of the borrower, except for certain specified exceptions listed in the particular loan documents (see Footnote 7 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2022, aggregated $1.4 billion. As of December 31, 2022, these loans had scheduled maturities ranging from three months to 8.5 years and bore interest at rates ranging from 2.95% to LIBOR plus 200 basis points (6.39% as of December 31, 2022). Approximately $38.1 million of the aggregate outstanding loan balance matures in 2023. These maturing loans are anticipated to be repaid with operating cash flows, debt refinancing, unsecured credit facilities, proceeds from sales of properties within the ventures, and partner capital contributions, as deemed appropriate (see Footnote 7 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Other Investments

The Company has provided capital to owners and developers of real estate properties and loans through its Preferred Equity Program. As of December 31, 2022, the Company's net investment under the Preferred Equity Program was $69.4 million relating to 12 properties As of December 31, 2022, these preferred equity investment properties had non-recourse mortgage loans aggregating $232.8 million. These loans have scheduled maturities ranging from less than one year to 1.5 years and bear interest at rates ranging from 4.19% to SOFR plus 265 basis points (6.78% as of December 31, 2022). Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is limited to its invested capital.

Effects of Inflation

Many of the Company's long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds, which generally increase as prices rise, and/or as a result of escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses often include increases based upon changes in the consumer price index or similar inflation indices. In addition, many of the Company's leases are for terms of less than 10 years, which permits the Company to seek to increase rents to market rates upon renewal. To assist in partially mitigating the Company's exposure to increases in costs and operating expenses, including common area maintenance costs, real estate taxes and insurance, resulting from inflation the Company's leases include provisions that either (i) require the tenant to pay an allocable share of these operating expenses or (ii) contain fixed contractual amounts, which include escalation clauses, to reimburse these operating expenses.

Funds From Operations

FFO is a supplemental non-GAAP financial measure utilized to evaluate the operating performance of real estate companies. NAREIT defines FFO as net income/(loss) available to the Company's common shareholders computed in accordance with GAAP, excluding (i) depreciation and amortization related to real estate, (ii) gains or losses from sales of certain real estate assets, (iii) gains and losses from change in control, (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect FFO on the same basis. The Company also made an election, per the NAREIT Funds From Operations White Paper-2018 Restatement, to exclude from its calculation of FFO (i) gains and losses on the sale of assets and impairments of assets incidental to its main business and (ii) mark-to-market changes in the value of its equity securities. As such, the Company does not include gains/impairments on land parcels, mark-to-market gains/losses from marketable securities, allowance for credit losses on mortgage receivables or gains/impairments on other investments in NAREIT defined FFO.

The Company presents FFO available to the Company's common shareholders as it considers it an important supplemental measure of our operating performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO available to the Company's common shareholders when reporting results. Comparison of our presentation of FFO available to the Company's common shareholders to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

FFO is a supplemental non-GAAP financial measure of real estate companies' operating performances, which does not represent cash generated from operating activities in accordance with GAAP and, therefore, should not be considered an alternative for net income or cash flows from operations as a measure of liquidity.

The Company's reconciliation of Net (loss)/income available to the Company's common shareholders to FFO available to the Company's common shareholders is reflected in the table below (in thousands, except per share data).

	Three Months Ended December 31,		Year Ended December 31,	
	2022	**2021**	**2022**	**2021**
Net (loss)/income available to the Company's common shareholders	$ (56,086)	$ 75,327	$ 100,758	$ 818,643
Gain on sale of properties	(4,221)	-	(15,179)	(30,841)
Gain on sale of joint venture properties	(643)	(11,596)	(38,825)	(16,879)
Depreciation and amortization - real estate related	123,663	132,797	501,274	392,095
Depreciation and amortization - real estate joint ventures	16,158	15,949	66,326	51,555
Impairment charges (including real estate joint ventures)	1,585	3,932	27,254	7,145
Profit participation from other investments, net	(4,584)	(9,824)	(15,593)	(8,595)
Loss/(gain) on marketable securities, net	100,314	37,347	315,508	(505,163)
Provision/(benefit) for income taxes (1)	58,608	(25)	58,373	2,152
Noncontrolling interests (1)	63	(3,835)	(23,540)	(3,285)
FFO available to the Company's common shareholders (3)	$ 234,857	$ 240,072	$ 976,356	$ 706,827
Weighted average shares outstanding for FFO calculations:				
Basic	615,856	614,150	615,528	506,248
Units	2,559	3,878	2,492	2,627
Dilutive effect of equity awards	2,114	2,410	2,283	2,422
Diluted (2)	620,529	620,438	620,303	511,297
FFO per common share – basic	$ 0.38	$ 0.39	$ 1.59	$ 1.40
FFO per common share – diluted (2)	$ 0.38	$ 0.39	$ 1.58	$ 1.38

(1)   Related to gains, impairment, depreciation on properties, and gains/(losses) on sales of marketable securities, where applicable.

(2)   Reflects the potential impact if certain units were converted to common stock at the beginning of the period, which would have a dilutive effect on FFO available to the Company's common shareholders. FFO available to the Company's common shareholders would be increased by $584 and $856 for the three months ended December 31, 2022 and 2021, respectively, and $2,041 and $1,053 for the years ended December 31, 2022 and 2021, respectively. The effect of other certain convertible units would have an anti-dilutive effect upon the calculation of FFO available to the Company's common shareholders per share. Accordingly, the impact of such conversion has not been included in the determination of diluted earnings per share calculations.

(3)   Includes Merger charges of $50.2 million recognized during the year ended December 31, 2021, in connection with the Merger. In addition, the three months and year ended December 31, 2021, includes a pension valuation adjustment of $3.0 million of income included in Other income, net on the Company's Consolidated Statements of Income. Includes Early extinguishment of debt charges of $7.7 million recognized during the year ended December 31, 2022.

Same Property Net Operating Income

Same property NOI is a supplemental non-GAAP financial measure of real estate companies' operating performance and should not be considered an alternative to net income in accordance with GAAP or cash flows from operations as a measure of liquidity. The Company considers Same property NOI as an important operating performance measure because it is frequently used by securities analysts and investors to measure only the net operating income of properties that have been owned by the Company for the entire current and prior year reporting periods. It excludes properties under redevelopment, development and pending stabilization; properties are deemed stabilized at the earlier of (i) reaching 90% leased or (ii) one year following a project's inclusion in operating real estate. Same property NOI assists in eliminating disparities in net income due to the development, acquisition or disposition of properties during the particular period presented, and thus provides a more consistent performance measure for the comparison of the Company's properties.

For the three months and years ended December 31, 2022 and 2021, the Company included Same property NOI from the Weingarten properties acquired through the Merger. The amount included in the table below, for "Weingarten Same property NOI", for the year ended December 31, 2021, represents the Same property NOI from Weingarten properties prior to the Merger, which is not included in the Company's Net (loss)/income available to the Company's common shareholders.

Same property NOI is calculated using revenues from rental properties (excluding straight-line rent adjustments, lease termination fees, TIFs and amortization of above/below-market rents) less charges for credit losses, operating and maintenance expense, real estate taxes and rent expense plus the Company's proportionate share of Same property NOI from unconsolidated real estate joint ventures, calculated on the same basis. The Company's method of calculating Same property NOI available to the Company's common shareholders may differ from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The following is a reconciliation of Net (loss)/income available to the Company's common shareholders to Same property NOI (in thousands):

	Three Months Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
Net (loss)/income available to the Company's common shareholders	$ (56,086)	$ 75,327	$ 100,758	$ 818,643
Adjustments:				
Management and other fee income	(3,955)	(4,249)	(16,836)	(14,883)
General and administrative	31,928	28,985	119,534	104,121
Impairment charges	200	2,643	21,958	3,597
Merger charges	-	-	-	50,191
Depreciation and amortization	124,676	133,633	505,000	395,320
Gain on sale of properties	(4,221)	-	(15,179)	(30,841)
Interest and other expense, net	50,969	49,503	205,652	184,323
Loss/(gain) on marketable securities, net	100,314	37,347	315,508	(505,163)
Provision for income taxes, net	57,750	483	56,654	3,380
Equity in income of other investments, net	(1,912)	(12,807)	(17,403)	(23,172)
Net income/(loss) attributable to noncontrolling interests	2,710	268	(11,442)	5,637
Preferred dividends	6,307	6,354	25,218	25,416
Weingarten same property NOI (1)	-	-	-	252,651
Non same property net operating income	(14,942)	(15,661)	(80,504)	(113,794)
Non-operational expense from joint ventures, net	23,934	9,987	55,514	55,213
Same property NOI	$ 317,672	$ 311,813	$ 1,264,432	$ 1,210,639

(1)   Amount for the year ended December 31, 2021, represents the Same property NOI from Weingarten properties, not included in the Company's Net income available to the Company's common shareholders pre-Merger.

Same property NOI increased by $5.9 million, or 1.9%, for the three months ended December 31, 2022, as compared to the corresponding period in 2021. This increase is primarily the result of (i) an increase of $15.4 million primarily related to an increase in rental revenue driven by strong leasing activity and a decrease in tenant rent abatements and vacancies as a result of the diminishing effects of the COVID-19 pandemic, partially offset by (ii) a change in credit loss from tenants of $9.5 million.

Same property NOI increased by $53.8 million, or 4.4%, for the year ended December 31, 2022, as compared to the corresponding period in 2021. This increase is primarily the result of (i) an increase of $81.0 million primarily related to an increase in rental revenue driven by strong leasing activity and a decrease in tenant rent abatements and vacancies as a result of the diminishing effects of the COVID-19 pandemic, partially offset by (ii) a change in credit loss from tenants of $27.2 million.

New Accounting Pronouncements

See Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk. The Company periodically evaluates its exposure to short-term interest rates and will, from time-to-time, enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating-rate debt. The Company has not entered, and does not plan to enter, into any derivative financial instruments for trading or speculative purposes. The following table presents the Company's aggregate fixed rate and variable rate debt obligations outstanding, including fair market value adjustments and unamortized deferred financing costs, as of December 31, 2022, with corresponding weighted-average interest rates sorted by maturity date. The table does not include extension options where available (amounts in millions).

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Secured Debt								
Fixed Rate	$ 12.0	$ 14.9	$ 53.0	$ -	$ 34.3	$ 244.4	$ 358.6	$ 293.8
Average Interest Rate	3.23%	4.87%	3.50%	-	4.01%	4.23%	4.10%	
Variable Rate	$ -	$ -	$ 18.3	$ -	$ -	$ -	$ 18.3	$ 17.9
Average Interest Rate	-	-	5.43%	-	-	-	5.43%	
Unsecured Debt								
Fixed Rate	$ -	$ 654.3	$ 752.9	$ 785.4	$ 436.8	$ 4,151.6	$ 6,781.0	$ 5,837.4
Average Interest Rate	-	3.37%	3.48%	3.06%	4.03%	3.47%	3.45%	

Based on the Company's variable-rate debt balances, interest expense would have increased by $0.2 million for the year ended December 31, 2022, if short-term interest rates were 1.0% higher.

Item 8. Financial Statements and Supplementary Data

The response to this Item 8 is included in our audited Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are contained in Part IV, Item 15 of this Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the *Internal Control - Integrated Framework* (*2013*) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Item 9B. Other Information

Director and Officer Indemnification Agreements

On or about February 23, 2023, the Company entered into, or will enter into, new indemnification agreements with each of its directors and executive officers (each, an "Indemnitee"). The indemnification agreements provide that the Company will indemnify the Indemnitee, in each case, against certain expenses and costs arising out of claims to which he or she becomes subject in connection with his or her service to the Company. The indemnification agreements contain customary terms and conditions and establish certain customary procedures and presumptions.

The above description of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Indemnification Agreement filed as Exhibit 10.19 hereto and incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to "Proposal 1—Election of Directors," "Governance at Kimco," "Officers," "Other Matters" and if required, "Delinquent Section 16(a) Reports" in our definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on April 25, 2023 ("Proxy Statement").

We have adopted a Code of Conduct that applies to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Investors/Governance/Governance Documents section of our website at www.kimcorealty.com. A copy of the Code of Conduct is available in print, free of charge, to stockholders upon request to us at the address set forth in Item 1 of this Form 10-K under the section "Business - Overview." We intend to satisfy the disclosure requirements under the Exchange Act, as amended, regarding an amendment to or waiver from a provision of our Code of Conduct by posting such information on our website.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to "Compensation Discussion and Analysis," "Executive Compensation Committee Report," " Executive Compensation Tables," "Governance at Kimco" and "Other Matters" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to "Beneficial Ownership" and "Executive Compensation" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to "Certain Relationships and Related Transactions" and "Governance at Kimco" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to "Proposal 4 Ratification of Independent Accountants" in our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements –
The following consolidated financial information is included as a separate section of this Form 10-K.

2. Financial Statement Schedules -

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

3. Exhibits -

Item 16. Form 10-K Summary

None.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Date of Filing	Exhibit Number	Filed/ Furnished Herewith	Page Number
2.1	Agreement and Plan of Merger, dated as of April 15, 2021, by and between Kimco Realty Corporation and Weingarten Realty Investors.	8-K	1-10899	04/15/21	2.1		
2.2	Agreement and Plan of Merger, dated December 15, 2022, by and among Kimco, New Kimco and Merger Sub.	8-K	1-10899	12/15/22	2.1		
3.1	Articles of Amendment and Restatement of Kimco Realty Corporation	8-K12B	1-10899	01/03/23	3.1		
3.2	Amended and Restated Bylaws of Kimco Realty Corporation, dated January 31, 2023	8-K12B	1-10899	02/02/23	3.1		
3.3	Articles of Merger	8-K12B	1-10899	01/03/23	3.3		
3.4	Certificate of Formation of Kimco Realty OP, LLC	8-K12B	1-10899	01/03/23	3.4		
3.5	Limited Liability Company Agreement of Kimco Realty OP, LLC, dated as of January 3, 2023	8-K12B	1-10899	01/03/23	3.5		
4.1	Indenture dated September 1, 1993, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	S-3	333-67552	09/10/93	4(a)		
4.2	First Supplemental Indenture, dated August 4, 1994, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	10-K	1-10899	03/28/96	4.6		
4.3	Second Supplemental Indenture, dated April 7, 1995, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	8-K	1-10899	04/07/95	4(a)		
4.4	Third Supplemental Indenture, dated June 2, 2006, between Kimco Realty Corporation and The Bank of New York, as Trustee	8-K	1-10899	06/05/06	4.1		
4.5	Fourth Supplemental Indenture, dated April 26, 2007, between Kimco Realty Corporation and The Bank of New York, as Trustee	8-K	1-10899	04/26/07	1.3		
4.6	Fourth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K12B	1-10899	01/03/23	4.2		
4.7	Fifth Supplemental Indenture, dated September 24, 2009, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	09/24/09	4.1		
4.8	Sixth Supplemental Indenture, dated May 23, 2013, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	05/23/13	4.1		
4.9	Seventh Supplemental Indenture, dated April 24, 2014, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	04/24/14	4.1		
4.10	Eighth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K12B	1-10899	01/03/23	4.1		

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Date of Filing	Exhibit Number	Filed/ Furnished Herewith	Page Number
4.11	Form of Indenture for Senior Debt Securities, among Kimco Realty Corporation, an issuer, Kimco Realty OP, LLC, as guarantor, and The Bank of New York Mellon, as trustee	S-3ASR	333-269102	01/03/23	4(j)		
4.12	Description of Securities	10-K	1-10899	02/25/20	4.10		
4.13	Form of Indenture for Senior Debt Securities dated as of May 1, 1995 between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	S-3	33-57659	02/10/95	4(a)		
4.14	First Supplemental Indenture, dated August 2, 2006, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	8-K	1-09876	08/02/06	4.1		
4.15	Second Supplemental Indenture, dated October 9, 2012, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	8-K	1-09876	10/09/12	4.1		
4.16	Third Supplemental Indenture, dated August 3, 2021, between Kimco Realty Corporation, Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	—	—	—	—	x	
4.17	Fourth Supplemental Indenture, dated January 3, 2023, between Kimco Realty Corporation (successor in interest to Weingarten Realty Investors) and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association).	8-K12B	1-10899	01/03/23	4.2		
10.1	Amended and Restated Stock Option Plan	10-K	1-10899	03/28/95	10.3		
10.2	Second Amended and Restated 1998 Equity Participation Plan of Kimco Realty Corporation (restated February 25, 2009)	10-K	1-10899	02/27/09	10.9		
10.3	Kimco Realty Corporation Executive Severance Plan, dated March 15, 2010	8-K	1-10899	03/19/10	10.5		
10.4	Restated Kimco Realty Corporation 2010 Equity Participation Plan	10-K	1-10899	02/27/17	10.6		
10.5	Amendment No. 1 to the Kimco Realty Corporation 2010 Equity Participation Plan	10-K	1-10899	02/23/18	10.7		
10.6	Amendment No. 2 to the Kimco Realty Corporation 2010 Equity Participation Plan	8-K12B	1-10899	01/03/23	10.7		
10.7	Form of Performance Share Award Grant Notice and Performance Share Award Agreement	8-K	1-10899	03/19/10	10.8		

		Incorporated by Reference					
Exhibit Number	Exhibit Description	Form	File No.	Date of Filing	Exhibit Number	Filed/ Furnished Herewith	Page Number
10.8	First Amendment to the Kimco Realty Corporation Executive Severance Plan, dated March 20, 2012	10-Q	1-10899	05/10/12	10.3		
10.9	Amended and Restated Credit Agreement, dated as of February 27, 2020, among Kimco Realty Corporation, the subsidiaries of Kimco from time to time parties thereto, the several banks, financial institutions and other entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders thereunder	8-K	1-10899	03/02/20	10.1		
10.10	Kimco Realty Corporation 2020 Equity Participation Plan	DEF 14A	1-10899	03/18/20	Annex B		
10.11	Kimco Realty Corporation Amended and Restated 2020 Equity Participation Plan	8-K12B	1-10899	01/03/23	10.8		
10.12	Credit Agreement, dated April 1, 2020, among Kimco Realty Corporation and each of the parties named therein	10-Q	1-10899	08/07/20	10.1		
10.13	Amendment No.1 to Credit Agreement, dated April 20, 2020, among Kimco Realty Corporation and each of the parties named therein.	10-Q	1-10899	08/07/20	10.2		
10.14	Amendment No.2 to Credit Agreement, dated April 24, 2020, among Kimco Realty Corporation and each of the parties named therein.	10-Q	1-10899	08/07/20	10.3		
10.15	Amendment No. 3 to Amended and Restated Credit Agreement, dated as of January 3, 2023, by and among Kimco Realty OP, LLC, Kimco Realty Corporation, and JPMorgan Chase Bank, N.A., as administrative agent	8-K12B	1-10899	01/03/23	10.1		
10.16	Form of Kimco Realty Corporation 2020 Equity Participation Plan Performance Share Award Grant Notice and Performance Share Award Agreement.	10-Q	1-10899	08/07/20	10.4		
10.17	Form of Kimco Realty Corporation 2020 Equity Participation Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement.	10-Q	1-10899	08/07/20	10.5		
10.18	Parent Guarantee, dated as of January 1, 2023, by Kimco Realty Corporation	8-K12B	1-10899	01/03/23	10.2		
10.19	Form of Indemnification Agreement	—	—	—	—	x	
10.20	Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and each of the parties named therein.	—	—	—	—	x	
21.1	Significant Subsidiaries of Kimco Realty Corporation and Kimco Realty OP, LLC	—	—	—	—	x	
23.1	Consent of PricewaterhouseCoopers LLP	—	—	—	—	*	
31.1	Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
31.2	Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Date of Filing	Exhibit Number	Filed/ Furnished Herewith	Page Number
31.3	Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
31.4	Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
32.1	Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.2	Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.3	Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.4	Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
99.1	Property Chart	—	—	—	—	*	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	—	—	—	—	x	
101.SCH	Inline XBRL Taxonomy Extension Schema	—	—	—	—	x	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	—	—	—	—	x	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	—	—	—	—	x	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	—	—	—	—	x	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	—	—	—	—	x	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					x	

* Filed herewith
** Furnished herewith
x - Incorporated by reference to the corresponding Exhibit to the Company's Annual Report on Form 10-K filed on February 24, 2023.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY CORPORATION

By:/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated: February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Milton Cooper Milton Cooper	Executive Chairman of the Board of Directors	February 24, 2023
/s/ Conor C. Flynn Conor C. Flynn	Chief Executive Officer and Director	February 24, 2023
/s/ Frank Lourenso Frank Lourenso	Director	February 24, 2023
/s/ Richard Saltzman Richard Saltzman	Director	February 24, 2023
/s/ Philip Coviello Philip Coviello	Director	February 24, 2023
/s/ Mary Hogan Preusse Mary Hogan Preusse	Director	February 24, 2023
/s/ Valerie Richardson Valerie Richardson	Director	February 24, 2023
/s/ Henry Moniz Henry Moniz	Director	February 24, 2023
/s/ Glenn G. Cohen Glenn G. Cohen	Executive Vice President - Chief Financial Officer and Treasurer	February 24, 2023
/s/ Paul Westbrook Paul Westbrook	Vice President - Chief Accounting Officer	February 24, 2023

50

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY OP, LLC
BY: KIMCO REALTY CORPORATION,
managing member

By: /s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated: February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following directors and officers of Kimco Realty Corporation, the managing member of the registrant, and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Milton Cooper Milton Cooper	Executive Chairman of the Board of Directors	February 24, 2023
/s/ Conor C. Flynn Conor C. Flynn	Chief Executive Officer and Director	February 24, 2023
/s/ Frank Lourenso Frank Lourenso	Director	February 24, 2023
/s/ Richard Saltzman Richard Saltzman	Director	February 24, 2023
/s/ Philip Coviello Philip Coviello	Director	February 24, 2023
/s/ Mary Hogan Preusse Mary Hogan Preusse	Director	February 24, 2023
/s/ Valerie Richardson Valerie Richardson	Director	February 24, 2023
/s/ Henry Moniz Henry Moniz	Director	February 24, 2023
/s/ Glenn G. Cohen Glenn G. Cohen	Executive Vice President - Chief Financial Officer and Treasurer	February 24, 2023
/s/ Paul Westbrook Paul Westbrook	Vice President - Chief Accounting Officer	February 24, 2023

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15 (a) (1) and (2)

INDEX TO FINANCIAL STATEMENTS

AND

FINANCIAL STATEMENT SCHEDULES

<table>
<thead>
<tr><th></th><th>Form 10-K
Page</th></tr>
</thead>
<tbody>
<tr><td>KIMCO REALTY CORPORATION AND SUBSIDIARIES</td><td></td></tr>
<tr><td>Report of Independent Registered Public Accounting Firm (PCAOB ID 238)...</td><td>53</td></tr>
<tr><td>Consolidated Financial Statements and Financial Statement Schedules:</td><td></td></tr>
<tr><td>Consolidated Balance Sheets as of December 31, 2022 and 2021...</td><td>55</td></tr>
<tr><td>Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020......................</td><td>56</td></tr>
<tr><td>Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020 ....</td><td>57</td></tr>
<tr><td>Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020 .....</td><td>58</td></tr>
<tr><td>Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020 ....</td><td>59</td></tr>
<tr><td>Notes to Consolidated Financial Statements ....</td><td>60</td></tr>
<tr><td>Financial Statement Schedules:</td><td></td></tr>
<tr><td>II. Valuation and Qualifying Accounts for the years ended December 31, 2022, 2021 and 2020 ....</td><td>104</td></tr>
<tr><td>III. Real Estate and Accumulated Depreciation as of December 31, 2022 ....</td><td>105</td></tr>
<tr><td>IV. Mortgage Loans on Real Estate as of December 31, 2022 ....</td><td>122</td></tr>
</tbody>
</table>

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kimco Realty Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 15(a)(1), and the financial statement schedules listed in the index appearing under Item 15(a)(2), of Kimco Realty Corporation and its subsidiaries (the "Company") (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Analysis of Real Estate Properties for Indicators of Impairment

As described in Notes 1 and 6 to the consolidated financial statements, the net carrying value of the Company's real estate net was $15.0 billion. On a continuous basis, management assesses whether there are indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the value of the Company's real estate properties may be impaired. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value.

The principal considerations for our determination that performing procedures relating to the analysis of real estate properties for indicators of impairment of property carrying values is a critical audit matter are (i) the significant judgment by management to identify indicators of impairment related to property operating performance, changes in anticipated holding period, and general market conditions which led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's determination of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's analysis of real estate properties for indicators of impairment. These procedures also included, among others (i) testing management's process for identifying real estate properties for indicators of impairment, (ii) evaluating the appropriateness of management's undiscounted cash flow analysis, (iii) testing the underlying data used in the analysis, and (iv) evaluating the reasonableness of management's determination of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions. Evaluating the reasonableness of management's determination of impairment indicators included (i) evaluating property operating performance and management's intent with respect to holding or disposing of properties, (ii) evaluating the consistency of the sales prices utilized by management with external market and industry data, and (iii) assessing management's considerations of general market conditions.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 24, 2023

We have served as the Company's auditor since at least 1991.We have not been able to determine the specific year we began serving as auditor of the Company.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2022	December 31, 2021
Assets:		
Real estate:		
Land	$ 4,124,542	$ 3,984,447
Building and improvements	14,332,700	14,067,824
Real estate	18,457,242	18,052,271
Less: accumulated depreciation and amortization	(3,417,414)	(3,010,699)
Total real estate, net	15,039,828	15,041,572
Investments in and advances to real estate joint ventures	1,091,551	1,006,899
Other investments	107,581	122,015
Cash and cash equivalents	149,829	334,663
Marketable securities	597,732	1,211,739
Accounts and notes receivable, net	304,226	254,677
Deferred charges and prepaid expenses	147,863	144,461
Operating lease right-of-use assets, net	133,733	147,458
Other assets	253,779	195,715
Total assets (1)	$ 17,826,122	$ 18,459,199
Liabilities:		
Notes payable, net	$ 6,780,969	$ 7,027,050
Mortgages payable, net	376,917	448,652
Accounts payable and accrued expenses	207,815	220,308
Dividends payable	5,326	5,366
Operating lease liabilities	113,679	123,779
Other liabilities	601,574	510,382
Total liabilities (2)	8,086,280	8,335,537
Redeemable noncontrolling interests	92,933	13,480
Commitments and contingencies (Footnote 22)		
Stockholders' equity:		
Preferred stock, $1.00 par value, authorized 7,054,000 shares; issued and outstanding (in series) 19,435 and 19,580 shares, respectively; aggregate liquidation preference $485,868 and $489,500, respectively	19	20
Common stock, $.01 par value, authorized 750,000,000 shares; issued and outstanding 618,483,565 and 616,658,593 shares, respectively	6,185	6,167
Paid-in capital	9,618,271	9,591,871
(Cumulative distributions in excess of net income)/retained earnings	(119,548)	299,115
Accumulated other comprehensive income	10,581	2,216
Total stockholders' equity	9,515,508	9,899,389
Noncontrolling interests	131,401	210,793
Total equity	9,646,909	10,110,182
Total liabilities and equity	$ 17,826,122	$ 18,459,199

(1) Includes restricted assets of consolidated variable interest entities ("VIEs") at December 31, 2022 and December 31, 2021 of $436,605 and $227,858, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

(2) Includes non-recourse liabilities of consolidated VIEs at December 31, 2022 and December 31, 2021 of $199,132 and $153,924, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenues						
Revenues from rental properties, net	$	1,710,848	$	1,349,702	$	1,044,888
Management and other fee income		16,836		14,883		13,005
Total revenues		1,727,684		1,364,585		1,057,893
Operating expenses						
Rent		(15,811)		(13,773)		(11,270)
Real estate taxes		(224,729)		(181,256)		(157,661)
Operating and maintenance		(290,367)		(222,882)		(174,038)
General and administrative		(119,534)		(104,121)		(93,217)
Impairment charges		(21,958)		(3,597)		(6,624)
Merger charges		-		(50,191)		-
Depreciation and amortization		(505,000)		(395,320)		(288,955)
Total operating expenses		(1,177,399)		(971,140)		(731,765)
Gain on sale of properties		15,179		30,841		6,484
Operating income		565,464		424,286		332,612
Other income/(expense)						
Other income, net		28,829		19,810		4,119
(Loss)/gain on marketable securities, net		(315,508)		505,163		594,753
Gain on sale of cost method investment		-		-		190,832
Interest expense		(226,823)		(204,133)		(186,904)
Early extinguishment of debt charges		(7,658)		-		(7,538)
Income before income taxes, net, equity in income of joint ventures, net, and equity in income from other investments, net		44,304		745,126		927,874
Provision for income taxes, net		(56,654)		(3,380)		(978)
Equity in income of joint ventures, net		109,481		84,778		47,353
Equity in income of other investments, net		17,403		23,172		28,628
Net income		114,534		849,696		1,002,877
Net loss/(income) attributable to noncontrolling interests		11,442		(5,637)		(2,044)
Net income attributable to the Company		125,976		844,059		1,000,833
Preferred dividends		(25,218)		(25,416)		(25,416)
Net income available to the Company's common shareholders	$	100,758	$	818,643	$	975,417
Per common share:						
Net income available to the Company's common shareholders:						
-Basic	$	0.16	$	1.61	$	2.26
-Diluted	$	0.16	$	1.60	$	2.25
Weighted average shares:						
-Basic		615,528		506,248		429,950
-Diluted		617,858		511,385		431,633

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31, 2022	2021	2020
Net income	$ 114,534	$ 849,696	$ 1,002,877
Other comprehensive income:			
Change in unrealized gains related to defined benefit plan	8,365	2,216	-
Other comprehensive income	8,365	2,216	-
Comprehensive income	122,899	851,912	1,002,877
Comprehensive loss/(income) attributable to noncontrolling interests	11,442	(5,637)	(2,044)
Comprehensive income attributable to the Company	$ 134,341	$ 846,275	$ 1,000,833

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	(Cumulative Distributions in Excess of Net Income)/Retained Earnings	Accumulated Other Comprehensive Income	Preferred Stock Issued	Preferred Stock Amount	Common Stock Issued	Common Stock Amount	Paid-in Capital	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance, January 1, 2020	$ (904,679)	$ -	20	$ 20	431,815	$ 4,318	$ 5,765,233	$ 4,864,892	$ 64,015	$ 4,928,907
Contributions from noncontrolling interests									149	149
Net income	1,000,833							1,000,833	2,044	1,002,877
Redeemable noncontrolling interests income									(1,022)	(1,022)
Dividends declared to common and preferred shares	(258,966)							(258,966)	-	(258,966)
Distributions to noncontrolling interests									(1,705)	(1,705)
Issuance of common stock					944	9	(9)	-	-	-
Surrender of restricted common stock					(303)	(3)	(5,392)	(5,395)	-	(5,395)
Exercise of common stock options					63	1	980	981	-	981
Amortization of equity awards							22,887	22,887	-	22,887
Acquisition of noncontrolling interests							(19,348)	(19,348)	(1,271)	(20,619)
Adjustment of redeemable noncontrolling interests to estimated fair value							2,160	2,160	-	2,160
Balance, December 31, 2020	(162,812)	-	20	20	432,519	4,325	5,766,511	5,608,044	62,210	5,670,254
Comprehensive income:										
Net income	844,059	-					-	844,059	5,637	849,696
Other comprehensive income:										
Change in unrealized gains related to defined benefit plan		2,216						2,216	-	2,216
Redeemable noncontrolling interests income								-	(751)	(751)
Dividends declared to common and preferred shares	(382,132)						-	(382,132)	-	(382,132)
Distributions to noncontrolling interests								-	(28,707)	(28,707)
Issuance of common stock, net of issuance costs					4,958	50	76,879	76,929	-	76,929
Issuance of common stock for merger (1)					179,920	1,799	3,736,936	3,738,735	-	3,738,735
Surrender of common stock for taxes					(1,127)	(11)	(20,898)	(20,909)	-	(20,909)
Exercise of common stock options					316	3	6,057	6,060	-	6,060
Amortization of equity awards							22,543	22,543	-	22,543
Noncontrolling interests assumed from the merger (1)								-	177,039	177,039
Redemption/conversion of noncontrolling interests					73	1	1,539	1,540	(4,635)	(3,095)
Adjustment of redeemable noncontrolling interests to estimated fair value							2,304	2,304	-	2,304
Balance at December 31, 2021	299,115	2,216	20	20	616,659	6,167	9,591,871	9,899,389	210,793	10,110,182
Contributions from noncontrolling interest							-	-	891	891
Net income/(loss)	125,976						-	125,976	(11,442)	114,534
Other comprehensive income:										
Change in unrealized gains related to defined benefit plan		8,365						8,365	-	8,365
Redeemable noncontrolling interests income							-	-	(1,770)	(1,770)
Dividends declared to common and preferred shares	(544,703)						-	(544,703)	-	(544,703)
Repurchase of preferred stock	64		(1)	(1)			(3,505)	(3,442)	-	(3,442)
Distributions to noncontrolling interests							-	-	(65,232)	(65,232)
Issuance of common stock, net of issuance costs					2,162	22	11,259	11,281	-	11,281
Surrender of restricted common stock					(616)	(6)	(13,784)	(13,790)	-	(13,790)
Exercise of common stock options					206	1	4,231	4,232	-	4,232
Amortization of equity awards							26,602	26,602	-	26,602
Redemption/conversion of noncontrolling interests					73	1	1,597	1,598	(1,839)	(241)
Balance at December 31, 2022	$ (119,548)	$ 10,581	19	$ 19	618,484	$ 6,185	$ 9,618,271	$ 9,515,508	$ 131,401	$ 9,646,909

(1) See Footnotes 1 and 2 of the Notes to Consolidated Financial Statements for further details.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flow from operating activities:			
Net income	$ 114,534	$ 849,696	$ 1,002,877
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	505,000	395,320	288,955
Impairment charges	21,958	3,597	6,624
Straight-line rental income adjustments, net	(33,794)	(22,627)	5,914
Amortization of above-market and below-market leases, net	(13,591)	(14,843)	(22,515)
Amortization of deferred financing costs and fair value debt adjustments, net	(28,631)	(9,445)	6,312
Early extinguishment of debt charges	7,658	-	7,538
Equity award expense	26,639	23,150	23,685
Gain on sale of properties	(15,179)	(30,841)	(6,484)
Loss/(gain) on marketable securities, net	315,508	(505,163)	(594,753)
Gain on sale of cost method investment	-	-	(190,832)
Equity in income of joint ventures, net	(109,481)	(84,778)	(47,353)
Equity in income from other investments, net	(17,403)	(23,172)	(28,628)
Distributions from joint ventures and other investments	83,553	91,507	149,022
Change in accounts and notes receivable, net	(9,104)	4,548	(6,473)
Change in accounts payable and accrued expenses	37,655	(104,712)	5,576
Change in other operating assets and liabilities, net	(24,208)	46,638	(9,552)
Net cash flow provided by operating activities	861,114	618,875	589,913
Cash flow from investing activities:			
Acquisition of operating real estate and other related net assets	(300,772)	(355,953)	(12,644)
Improvements to operating real estate	(193,710)	(163,699)	(221,278)
Improvements to real estate under development	-	-	(22,358)
Acquisition of Weingarten Realty Investors, net of cash acquired of $56,451	-	(263,973)	-
Investment in marketable securities	(4,003)	-	-
Proceeds from sale of marketable securities	302,504	377	931
Investment in cost method investments	(4,524)	-	-
Proceeds from sale of cost method investment	-	-	227,270
Investments in and advances to real estate joint ventures	(87,301)	(12,571)	(15,882)
Reimbursements of investments in and advances to real estate joint ventures	37,571	47,862	4,499
Investments in and advances to other investments	(17,432)	(67,090)	(15,418)
Reimbursements of investments in and advances to other investments	30,855	64,068	13,435
Investment in mortgage and other financing receivables	(75,063)	(41,897)	(25,000)
Collection of mortgage and other financing receivables	60,306	13,776	177
Proceeds from sale of properties	184,294	302,841	30,545
Proceeds from insurance casualty claims	-	-	2,450
Principal payments from securities held-to-maturity	4,058	-	-
Net cash flow used for investing activities	(63,217)	(476,259)	(33,273)
Cash flow from financing activities:			
Principal payments on debt, excluding normal amortization of rental property debt	(157,928)	(229,288)	(158,556)
Principal payments on rental property debt	(9,808)	(10,622)	(10,693)
Proceeds from mortgage loan financings	19,000	-	-
Proceeds from issuance of unsecured term loan	-	-	590,000
Proceeds from issuance of unsecured notes	1,250,000	500,000	900,000
Repayments from the unsecured revolving credit facility, net	-	-	(200,000)
Repayments of unsecured term loan	-	-	(590,000)
Repayments of unsecured notes	(1,449,060)	-	(484,905)
Financing origination costs	(20,326)	(8,197)	(18,040)
Payment of early extinguishment of debt charges	(6,955)	-	(7,538)
Contributions from noncontrolling interests	891	-	149
Redemption/distribution of noncontrolling interests	(67,453)	(34,610)	(23,345)
Dividends paid	(544,740)	(382,132)	(379,874)
Proceeds from issuance of stock, net	15,513	82,989	981
Repurchase of preferred stock	(3,441)	-	-
Shares repurchased for employee tax withholding on equity awards	(13,679)	(20,842)	(5,379)
Change in tenants' security deposits	5,255	1,561	(199)
Net cash flow used for financing activities	(982,731)	(101,141)	(387,399)
Net change in cash, cash equivalents and restricted cash	(184,834)	41,475	169,241
Cash, cash equivalents and restricted cash, beginning of year	334,663	293,188	123,947
Cash, cash equivalents and restricted cash, end of year	$ 149,829	$ 334,663	$ 293,188
Interest paid during the year including payment of early extinguishment of debt charges of $6,955, $0 and $7,538, respectively (net of capitalized interest of $668, $583 and $13,683, respectively)	$ 257,979	$ 197,947	$ 183,558
Income taxes paid during the year (net of refunds received of $0, $0 and $47, respectively)	$ 11,869	$ 1,961	$ 747

The accompanying notes are an integral part of these consolidated financial statements.

Amounts relating to the number of buildings, square footage, tenant and occupancy data, joint venture debt and average interest rates and terms on joint venture debt are unaudited.

The terms "Kimco," the "Company" and "our" each refer to Kimco Realty Corporation and its subsidiaries, unless the context indicates otherwise. In statements regarding qualification as a REIT, such terms refer solely to Kimco Realty Corporation.

1. Summary of Significant Accounting Policies:

Business and Organization

The Company operates as a Real Estate Investment Trust ("REIT") and is engaged principally in the ownership, management, development and operation of open-air shopping centers, which are anchored primarily by grocery stores, off-price retailers, discounters or service-oriented tenants. Additionally, the Company provides complementary services that capitalize on the Company's established retail real estate expertise. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company has elected to be taxed as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). The Company is organized and operates in a manner that enables it to qualify as a REIT under the Code.

In January 2023, the Company completed its reorganization into an umbrella partnership real estate investment trust "UPREIT". See Footnote 29 of the Company's Consolidated Financial Statements for further discussion.

Weingarten Merger

On August 3, 2021, Weingarten Realty Investors ("Weingarten") merged with and into the Company, with the Company continuing as the surviving public company (the "Merger"), pursuant to the definitive merger agreement (the "Merger Agreement") between the Company and Weingarten entered into on April 15, 2021. Under the terms of the Merger Agreement, each Weingarten common share was entitled to 1.408 newly issued shares of the Company's common stock plus $2.20 in cash, subject to certain adjustments specified in the Merger Agreement. During 2021, the Company incurred merger related expenses of $50.2 million associated with the Merger. These charges are primarily comprised of severance, professional fees and legal fees. See Footnote 2 of the Company's Consolidated Financial Statements for further details.

Economic Conditions

The economy continues to face several issues including the lack of qualified employees, inflation risk, supply chain issues and new COVID-19 variants, which could impact the Company and its tenants. In response to the rising rate of inflation, the Federal Reserve has steadily increased interest rates, and may continue to increase interest rates, until the rate of inflation begins to decrease. These increases in interest rates could adversely impact the business and financial results of the Company and its tenants. In addition, slower economic growth and the potential for a recession could have an adverse effect on the Company and its tenants. This could negatively affect the overall demand for retail space, including the demand for leasable space in the Company's properties. As a result, the Company could feel pricing pressure on rents that it is able to charge to new or renewing tenants, such that future rents and rent spreads could be negatively impacted. The Company continues to monitor economic, financial, and social conditions and will assess its asset portfolio for any impairment indicators.

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of the Company. The Company's subsidiaries include subsidiaries which are wholly owned or which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity ("VIE") in accordance with the consolidation guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to the valuation of real estate and related intangible assets and liabilities, equity method investments, other investments, including the assessment of impairments, as well as, depreciable lives, revenue recognition, and the collectability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could differ from these estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in its consolidated financial statements (see Footnote 29 of the Notes to Consolidated Financial Statements).

Real Estate

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company periodically assesses the useful lives of its depreciable real estate assets, including those expected to be redeveloped in future periods, and accounts for any revisions prospectively. Expenditures for maintenance, repairs and demolition costs are charged to operations as incurred. Significant renovations and replacements, which improve or extend the life of the asset, are capitalized.

The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore accounted for as a business combination or if the acquisition transaction should be accounted for as an asset acquisition. Under *Business Combinations (Topic 805)*, an acquisition does not qualify as a business when (i) substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or (ii) the acquisition does not include a substantive process in the form of an acquired workforce or (iii) an acquired contract that cannot be replaced without significant cost, effort or delay. Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred.

When substantially all of the fair value is not concentrated in a group of similar identifiable assets, the set of assets will generally be considered a business and the Company applies the acquisition method of accounting for business combinations, where all tangible and identifiable intangible assets acquired, and all liabilities assumed are recorded at fair value. In a business combination, the difference, if any, between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain.

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. The fair value of any tangible real estate assets acquired is determined by valuing the building as if it were vacant, and the fair value is then allocated to land, buildings, and improvements based on available information including replacement cost, appraisal or using net operating income capitalization rates, discounted cash flow analysis or similar fair value models. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates, land values per square foot and other market data. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. Tangible assets may include land, land improvements, buildings, building improvements and tenant improvements. Intangible assets may include the value of in-place leases and above and below-market leases and other identifiable assets or liabilities based on lease or property specific characteristics.

In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts, including fixed rate below-market lease renewal options, to be paid pursuant to the leases and management's estimate of the market lease rates and other lease provisions (e.g., expense recapture, base rental changes) measured over a period equal to the estimated remaining term of the lease. The capitalized above-market or below-market intangible is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases. Mortgage debt discounts or premiums are amortized into interest expense over the remaining term of the related debt instrument.

In determining the value of in-place leases, management considers current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses, estimates of lost rental revenue during the expected lease-up periods and costs to execute similar leases including leasing commissions, legal and other related costs based on current market demand. The value assigned to in-place leases and tenant relationships is amortized over the estimated remaining term of the leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs relating to that lease would be written off.

The useful lives of amortizable intangible assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, leasehold and tenant improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The difference between the fair value and the face value of debt assumed, if any, in connection with an acquisition is recorded as a premium or discount and is amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements. The fair value of debt is estimated based upon contractual future cash flows discounted using borrowing spreads and market interest rates that would have been available for debt with similar terms and maturities.

Real estate under development represents the development of open-air shopping center projects, which may include residential and mixed-use components, that the Company plans to hold as long-term investments. These properties are carried at cost. The cost of land and buildings under development includes specifically identifiable costs. Capitalized costs include pre-construction costs essential to the development of the property, construction costs, interest costs, real estate taxes, insurance, legal costs, salaries and related costs of personnel directly involved and other costs incurred during the period of development. The Company ceases cost capitalization when the property is held available for occupancy and placed into service. This usually occurs upon substantial completion of all development activity necessary to bring the property to the condition needed for its intended use, but no later than one year from the completion of major construction activity. However, the Company may continue to capitalize costs even though a project is substantially completed if construction is still ongoing at the site. If, in management's opinion, the current and projected undiscounted cash flows of these assets to be held as long-term investments is less than the net carrying value plus estimated costs to complete the development, the carrying value would be adjusted to an amount that reflects the estimated fair value of the property.

The Company's policy is to classify real estate assets as held-for-sale if the (i) asset is under contract, (ii) the buyer's deposit is non-refundable, (iii) due diligence has expired and (iv) management believes it is probable that the disposition will occur within one year. When a real estate asset is identified by management as held-for-sale, the Company ceases depreciation of the asset and estimates the fair value. If the fair value of the asset, less cost to sell, is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, and the asset is included within Other assets on the Company's Consolidated Balance Sheets.

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimated fair value is less than the net carrying value of the property. The Company's estimated fair value is primarily based upon (i) estimated sales prices from signed contracts or letters of intent from third-party offers or (ii) discounted cash flow models of the property over its remaining hold period. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates. In addition, such cash flow models consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to an amount to reflect the estimated fair value of the property. The Company does not have access to the unobservable inputs used to determine the estimated fair values of third-party offers.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control, these entities. These investments are recorded initially at cost and are subsequently adjusted for cash contributions and distributions. Earnings for each investment are recognized in accordance with each respective investment agreement and where applicable, are based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

The Company's joint ventures primarily consist of co-investments with institutional and other joint venture partners in open-air shopping center properties, consistent with its core business. These joint ventures typically obtain non-recourse third-party financing on their property investments, thus contractually limiting the Company's exposure to losses primarily to the amount of its equity investment; and due to the lender's exposure to losses, a lender typically will require a minimum level of equity in order to mitigate its risk. The Company, on a limited selective basis, has obtained unsecured financing for certain joint ventures. These unsecured financings may be guaranteed by the Company with guarantees from the joint venture partners for their proportionate amounts of any guaranty payment the Company is obligated to make. As of December 31, 2022, the Company did not guaranty any unsecured joint venture debt.

To recognize the character of distributions from equity investees within its Consolidated Statements of Cash Flows, all distributions received are presumed to be returns on investment and classified as cash inflows from operating activities unless the Company's cumulative distributions received less distributions received in prior periods that were determined to be returns of investment exceed its cumulative equity in earnings recognized by the investor (as adjusted for amortization of basis differences). When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash inflows from investing.

In a business combination, the fair value of the Company's investment in an unconsolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which are valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the Company's equity ownership percentage.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, and, where applicable, any estimated debt premiums. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

Other Investments

Other investments primarily consist of preferred equity investments for which the Company provides capital to owners and developers of real estate. The Company typically accounts for its preferred equity investments on the equity method of accounting, whereby earnings for each investment are recognized in accordance with each respective investment agreement and based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's Other investments may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

The Company's estimated fair values are based upon a discounted cash flow model for each investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums. Capitalization rates, discount rates and credit spreads utilized in these models are based upon rates that the Company believes to be within a reasonable range of current market rates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include demand deposits in banks, commercial paper and certificates of deposit with original maturities of three months or less. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, exceed insurable amounts. The Company believes it mitigates risk by investing in or through major financial institutions and primarily in funds that are currently U.S. federal government insured up to applicable account limits. Recoverability of investments is dependent upon the performance of the issuers.

Restricted cash is deposits held or restricted for a specific use. The Company had restricted cash totaling $2.9 million and $9.0 million at December 31, 2022 and 2021, respectively, which is included in Cash and cash equivalents on the Company's Consolidated Balance Sheets. This includes cash equivalents of $6.5 million that is held as collateral for certain letters of credit at December 31, 2021.

Marketable Securities

The Company classifies its marketable equity securities as available-for-sale in accordance with the FASB's Investments-Debt and Equity Securities guidance. In accordance with ASC Topic 825 *Financial Instruments:* the Company recognizes changes in the fair value of equity investments with readily determinable fair values in net income.

Other Assets

Mortgage and Other Financing Receivables

Mortgages and other financing receivables consist of loans acquired and loans originated by the Company, which are included within Other assets on the Company's Consolidated Balance Sheets. Borrowers of these loans are primarily experienced owners, operators or developers of commercial real estate. The Company's loans are primarily mortgage loans that are collateralized by real estate. Mortgages and other financing receivables are recorded at stated principal amounts, net of any discount or premium or deferred loan origination costs or fees. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable. The Company defers certain loan origination and commitment fees, net of certain origination costs and amortizes them as an adjustment of the loan's yield over the term of the related loan.

The Company applies Accounting Standards Update ("ASU") 2016-13 *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. The Company adopted this standard using the modified retrospective method for all financial assets measured at amortized cost.

On a quarterly basis, the Company reviews credit quality indicators such as (i) payment status to identify performing versus non-performing loans, (ii) changes affecting the underlying real estate collateral and (iii) national and regional economic factors. The Company has determined that it has one portfolio segment, primarily represented by loans collateralized by real estate, whereby it determines, as needed, reserves for loan losses on an asset-specific basis. The reserve for loan losses reflects management's estimate of loan losses as of the balance sheet date and are included in Other income, net on the Company's Consolidated Statements of Income. The reserve is increased through loan loss expense and is decreased by charge-offs when losses are confirmed through the receipt of assets such as cash or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased.

Interest income on performing loans is accrued as earned. A non-performing loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest.

Upon the designation of non-accrual status, all unpaid accrued interest is reserved and charged against current income. Interest income on non-performing loans is generally recognized on a cash basis. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms.

Tax Incremental Revenue Bonds

Other assets include Series B tax increment revenue bonds issued by the Sheridan Redevelopment Agency in connection with the development of a project in Sheridan, Colorado which were acquired in connection with the Merger, which mature on December 15, 2039. These Series B bonds have been classified as held to maturity and were recorded at estimated fair value upon the date of the Merger. The fair value estimates of the Company's held to maturity tax increment revenue bonds are based on discounted cash flow analysis, which are based on the expected future sales tax revenues of the project. This analysis reflects the contractual terms of the bonds, including the period to maturity, and uses observable market-based inputs, such as market discount rates and unobservable market-based inputs, such as future growth and inflation rates. Interest on these bonds is recorded at an effective interest rate while cash payments are received at the contractual interest rate.

The held to maturity bonds are evaluated for credit losses based on discounted estimated future cash flows. Any future receipts in excess of the amortized basis will be recognized as revenue when received. The credit risk associated with the amortized value of these bonds is deemed as low risk as the bonds are earmarked for repayments from a government entity which are funded through sales and property taxes.

Deferred Leasing Costs

Initial direct leasing costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct leasing costs are capitalized and generally amortized over the term of the related leases using the straight-line method. These direct leasing costs are included in Other assets, on the Company's Consolidated Balance Sheets and are classified as operating activities on the Company's Consolidated Statements of Cash Flows.

Internal employee compensation, payroll-related benefits and certain external legal fees are considered indirect costs associated with the execution of lease agreements. These indirect leasing costs are expensed in accordance with ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02") and included in General and administrative expense on the Company's Consolidated Statements of Income.

Software Development Costs

Expenditures for major software purchases and software developed for internal use are capitalized and amortized on a straight-line basis generally over a period of three to ten years. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of payroll costs that can be capitalized with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. These software development costs are included in Other assets on the Company's Consolidated Balance Sheets.

Deferred Financing Costs

Costs incurred in obtaining long-term financing, included in Notes payable, net and Mortgages payable, net in the accompanying Consolidated Balance Sheets, are amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements, as applicable.

Revenue, Trade Accounts Receivable and Gain Recognition

The Company determines the proper amount of revenue to be recognized in accordance with ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("Topic 606"), by performing the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. As of December 31, 2022 and 2021, the Company had no outstanding contract assets or contract liabilities.

The Company's primary source of revenues are derived from lease agreements which fall under the scope of ASU 2016-02, *Leases (Topic 842),* ("Topic 842"), which includes rental income and expense reimbursement income. The Company also has revenues which are accounted for under Topic 606, which include fees for services performed at various unconsolidated joint ventures for which the Company is the manager. These fees primarily include property and asset management fees, leasing fees, development fees and property acquisition/disposition fees. Also affected by Topic 606 are gains on sales of properties and tax increment financing ("TIF") contracts. The Company presents its revenue streams on the Company's Consolidated Statements of Income as Revenues from rental properties, net and Management and other fee income.

Revenues from rental properties, net

Revenues from rental properties, net are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. The Company accounts for lease and non-lease components as combined components under Topic 842. Non-lease components include reimbursements paid to the Company from tenants for common area maintenance costs and other operating expenses. The combined components are included in Revenues from rental properties, net on the Company's Consolidated Statements of Income.

Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. These percentage rents are recognized once the required sales level is achieved. Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate an existing lease agreement and has vacated the leased space. If the lessee continues to occupy the leased space for a period of time after the lease termination is agreed upon, the termination fee is accounted for as a lease modification based on the modified lease term. Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible asset or liability is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases.

Also included in Revenues from rental properties, net are ancillary income and TIF income. Ancillary income is derived through various agreements relating to parking lots, clothing bins, temporary storage, vending machines, ATMs, trash bins and trash collections, seasonal leases, etc. The majority of the revenue derived from these sources is through lease agreements/arrangements and is recognized in accordance with the lease terms described in the lease. The Company has TIF agreements with certain municipalities and receives payments in accordance with the agreements. TIF reimbursement income is recognized on a cash basis when received.

Management and other fee income

Property management fees, property acquisition and disposition fees, construction management fees, leasing fees and asset management fees all fall within the scope of Topic 606. These fees arise from contractual agreements with third parties or with entities in which the Company has a noncontrolling interest. Management and other fee income related to partially owned entities are recognized to the extent attributable to the unaffiliated interest. Property and asset management fee income is recognized as a single performance obligation (managing the property) comprised of a series of distinct services (maintaining property, handling tenant inquiries, etc.). The Company believes that the overall service of property management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. The time-based output method is used to measure progress over time, as this is representative of the transfer of the services. These fees are recognized at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

Leasing fee income is recognized as a single performance obligation primarily upon the rent commencement date. The Company believes the leasing services it provides are similar for each available space leased and none of the individual activities necessary to facilitate the execution of each lease are distinct. These fees are billed to the customer monthly with payment due upon receipt.

Property acquisition and disposition fees are recognized when the Company satisfies a performance obligation by acquiring a property or transferring control of a property. These fees are billed subsequent to the acquisition or sale of the property and payment is due upon receipt.

Construction management fees are recognized as a single performance obligation (managing the construction of the project) composed of a series of distinct services. The Company believes that the overall service of construction management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. These fees are based on the amount spent on the construction at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

Trade Accounts Receivable

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. The Company's analysis of its accounts receivable included (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the uncollectible receivable balances associated with the lease and will only recognize lease income on a cash basis. The Company includes provision for doubtful accounts in Revenues from rental properties, net, in accordance with Topic 842. Lease income will then be limited to the lesser of (i) the straight-line rental income or (ii) the lease payments that have been collected from the lessee. In addition to the lease-specific collectability assessment performed under Topic 842, the analysis also recognizes a general reserve under ASC Topic 450 *Contingencies*, as a reduction to Revenues from rental properties, for its portfolio of operating lease receivables which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against revenues from rental properties, actual results may differ from those estimates. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, the Company will then reinstate the straight-line balance.

Gains/losses on sale of properties

Gains and losses from the sale and/or transfer of nonfinancial assets, such as real estate property, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

Lessee Leases

The Company accounts for its leases in accordance with Topic 842. The Company has right-of-use ("ROU") assets and lease liabilities on its balance sheet for those leases classified as operating and financing leases where the Company is a lessee. The Company's leases where it is the lessee primarily consist of ground leases and administrative office leases. The Company classifies leases based on whether the arrangement is effectively a purchase of the underlying asset. Leases that transfer control of the underlying asset to a lessee are classified as finance leases and all other leases as operating leases. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. In connection with the Merger, the Company acquired two properties under finance leasing arrangements that consists of variable lease payments with a bargain purchase option which are included in Other assets, on the Company's Consolidated Balance Sheets.

ROU assets and lease liabilities are recognized at the commencement date of the lease and liabilities are determined based on the estimated present value of the Company's minimum lease payments under its lease agreements. Variable lease payments are excluded from the lease liabilities and corresponding ROU assets, as they are recognized in the period in which the obligation for those payments is incurred. Certain of the Company's leases have renewal options for which the Company assesses whether it is reasonably certain the Company will exercise these renewal options. Lease payments associated with renewal options that the Company is reasonably certain will be exercised are included in the measurement of the lease liabilities and corresponding ROU assets. The discount rate used to determine the lease liabilities is based on the estimated incremental borrowing rate on a lease-by-lease basis. When calculating the incremental borrowing rates, the Company utilized data from (i) its recent debt issuances, (ii) publicly available data for instruments with similar characteristics, (iii) observable mortgage rates and (iv) unlevered property yields and discount rates. The Company then applied adjustments to account for considerations related to term and security that may not be fully incorporated by the data sets. Rental expense for lease payments is recognized on a straight-line basis over the lease term. See Footnote 11 to the Company's Consolidated Financial Statements for further details.

Income Taxes

The Company elected to qualify as a REIT for federal income tax purposes commencing with its taxable year January 1, 1992 and operates in a manner that enables the Company to qualify and maintain its status as a REIT. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under Sections 856 through 860 of the Code. The Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. Most states, in which the Company holds investments in real estate, conform to the federal rules recognizing REITs.

The Company maintains certain subsidiaries which made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"), which permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state income taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. As such, the Company, through its wholly owned TRSs, has been engaged in various retail real estate related opportunities including retail real estate management and disposition services which primarily focus on leasing and disposition strategies of retail real estate controlled by both healthy and distressed and/or bankrupt retailers. The Company may consider other investments through its TRSs should suitable opportunities arise.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company reviews the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

The Company applies the FASB's guidance relating to uncertainty in income taxes recognized in a Company's financial statements. Under this guidance the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.

Noncontrolling interests also include amounts related to partnership units issued by consolidated subsidiaries of the Company in connection with certain property acquisitions. These units have a stated redemption value or a defined redemption amount based upon the trading price of the Company's common stock and provides the unit holders various rates of return during the holding period. The unit holders generally have the right to redeem their units for cash at any time after one year from issuance. For convertible units, the Company typically has the option to settle redemption amounts in cash or common stock.

The Company evaluates the terms of the partnership units issued in accordance with the FASB's Distinguishing Liabilities from Equity guidance. Convertible units for which the Company has the option to settle redemption amounts in cash or common stock are included in the caption Noncontrolling interests within the equity section on the Company's Consolidated Balance Sheets. Units which embody a conditional obligation requiring the Company to redeem the units for cash after a specified or determinable date (or dates) or upon the occurrence of an event that is not solely within the control of the issuer are determined to be contingently redeemable under this guidance and are included as Redeemable noncontrolling interests and classified within the mezzanine section between Total liabilities and Stockholders' equity on the Company's Consolidated Balance Sheets.

In a business combination, the fair value of the noncontrolling interest in a consolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which are valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the partners' noncontrolling share.

Contingently redeemable noncontrolling interests are recorded at fair value upon issuance. Any change in the fair value or redemption value of these noncontrolling interests is subsequently recognized through Paid-in capital on the Company's Consolidated Balance Sheets and is included in the Company's computation of earnings per share (see Footnote 28 of the Notes to the Consolidated Financial Statements).

Stock Compensation

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provides for a maximum of 10,000,000 shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock units, performance awards, dividend equivalents, stock payments and deferred stock awards. Unless otherwise determined by the Board of Directors at its sole discretion, restricted stock grants generally vest (i) 100% on the fourth or fifth anniversary of the grant, (ii) ratably over three, four and five years or (iii) over ten years at 20% per year commencing after the fifth year. Performance share awards, which vest over a period of one to three years, may provide a right to receive shares of the Company's common stock or restricted stock based on the Company's performance relative to its peers, as defined, or based on other performance criteria as determined by the Board of Directors. In addition, the 2020 Plan provides for the granting of restricted stock to each of the Company's non-employee directors (the "Independent Directors") and permits such Independent Directors to elect to receive deferred stock awards in lieu of directors' fees.

The Company accounts for equity awards in accordance with the FASB's Stock Compensation guidance which requires that all share-based payments to employees be recognized in the Statements of Income over the service period based on their fair values. Fair value of performance awards is determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date (see Footnote 23 of the Notes to Consolidated Financial Statements for additional disclosure on the assumptions and methodology).

Reclassifications

Certain amounts in the prior period have been reclassified in order to conform to the current period's presentation. For comparative purposes, the Company reclassified $5.7 million of land held for development from Real estate under development to Land on the Company's Consolidated Balance Sheets at December 31, 2021. For comparative purposes, for the years ended December 31, 2021 and 2020, the Company reclassified cash flows (used for)/provided by on the Company's Consolidated Statements of Cash Flows as follows (in millions):

		2021		2020
Operating activities:				
Straight-line rental income adjustments, net	$	(22.6)	$	5.9
Amortization of amortization of above-market and below-market leases, net	$	(14.8)	$	(22.5)
Amortization of deferred financing costs and fair value debt adjustments, net	$	(9.4)	$	6.3
Change in accounts and notes receivable, net	$	22.6	$	(5.9)
Change in other operating assets and liabilities, net	$	24.2	$	16.2
Financing activities:				
Change in other financing liabilities	$	-	$	5.6
Shares repurchased for employee tax withholdings on equity awards	$	-	$	(5.4)
Change in tenant's security deposits	$	-	$	(0.2)

New Accounting Pronouncements

The following table represents ASUs to the FASB's ASCs that, as of December 31, 2022, are not yet effective for the Company and for which the Company has not elected early adoption, where permitted:

ASU	Description	Effective Date	Effect on the financial statements or other significant matters
ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This ASU clarifies the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and provides new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820.	January 1, 2024; Early adoption permitted	The Company is assessing the impact this ASU will have on the Company's financial position and/or results of operations.
ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The amendments in this ASU require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination rather than at fair value on the acquisition date required by Topic 805.	January 1, 2023; Early adoption permitted	The adoption of this ASU is not expected to have a material impact on the Company's financial position and/or results of operations.

The following ASUs to the FASB's ASCs have been adopted by the Company as of the date listed:

ASU	Description	Adoption Date	Effect on the financial statements or other significant matters
ASU 2021-05, Lessors – Certain Leases with Variable Lease Payments (Topic 842)	This ASU amends the lessor lease classification in ASC 842 for leases that include variable lease payments that are not based on an index or rate. Under the amended guidance, lessors will classify a lease with variable payments that do not depend on an index or rate as an operating lease if the lease would have been classified as a sales-type lease or a direct financing lease under the previous ASU 842 classification criteria and sales-type or direct financing lease classification would result in a Day 1 loss.	January 1, 2022	The adoption of this ASU did not impact the Company's financial position and/or results of operations.

ASU	Description	Adoption Date	Effect on the financial statements or other significant matters
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ASU 2022-06, Deferral of the Sunset Date of Topic 848	In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) ("ASU 2020-04"). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives, and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. In December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848 ("ASU 2022-06") which defers the sunset date of ASU 2020-04 to December 31, 2024. ASU 2022-06 is effective immediately for all companies.	March 2020 through December 31, 2024	ASU 2020-04 did not have a material impact on the Company's financial position and/or results of operations. ASU 2022-06 had no impact on the Company's consolidated financial statements for the year ended December 31, 2022.

2. Weingarten Merger

Overview

On August 3, 2021, the Company completed the Merger with Weingarten, under which Weingarten merged with and into the Company, with the Company continuing as the surviving public company. The total purchase price of the Merger was $4.1 billion, which consists primarily of shares of the Company's common stock issued in exchange for Weingarten common shares, plus $281.1 million of cash consideration. The total purchase price was calculated based on the closing price of the Company's common stock on August 3, 2021, which was $20.78 per share. At the effective time of the Merger, each Weingarten common share, issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned directly by the Company or Weingarten and in each case not held on behalf of third parties) was converted into 1.408 shares of newly issued shares of the Company's common stock. The number of Weingarten common shares outstanding as of August 3, 2021 converted to shares of the Company's common stock was determined as follows:

Weingarten common shares outstanding as of August 3, 2021	127,784,006
Exchange ratio	1.408
Kimco common stock issued	179,919,880

The following table presents the purchase price and the total value of stock consideration paid by Kimco at the close of the Merger (in thousands except share price of Kimco common stock):

	Price of Kimco Common Stock	Equity Consideration Given (Kimco Shares Issued)	Calculated Value of Weingarten Consideration	Cash Consideration *	Total Value of Consideration
As of August 3, 2021	$ 20.78	179,920	$ 3,738,735	$ 320,424	$ 4,059,159

* Amount includes additional consideration of $39.3 million relating to reimbursements paid by the Company to Weingarten at the closing of the Merger for transaction costs incurred by Weingarten.

As a result of the Merger, Kimco acquired 149 properties, including 30 held through joint venture programs. The consolidated net assets and results of operations of Weingarten are included in the consolidated financial statements from the closing date, August 3, 2021.

Purchase Price Allocation

In accordance with ASC 805-10, Business Combinations, the Company accounted for the Merger as a business combination using the acquisition method of accounting. Based on the value of the common shares issued and cash consideration paid, the total fair value of the assets acquired and liabilities assumed in the Merger was $4.1 billion.

The fair value of the real estate assets acquired were determined using either (i) a direct capitalization method, (ii) a discounted cash flow analysis or (iii) estimated sales prices from signed contracts or letters of intent from third party offers. Market data and comparable sales information were used in estimating the fair value of the land acquired. The Company determined that these valuation methodologies are classified within Level 3 of the fair value hierarchy. The assumptions and estimates included in these methodologies include stabilized net operating income, future income growth, capitalization rates, discount rates, capital expenditures, and cash flow projections at the respective properties. Under the direct capitalization method, the Company derived a normalized net operating income and applied a current market capitalization rate for each property. The estimates of normalized net operating income are based on a number of factors, including historical operating results, known trends, fair market lease rates and market/economic conditions. Capitalization rates utilized to derive these fair values ranged from 4.50% to 9.50%.

The discounted cash flow analyses were based on estimated future cash flow projections that utilize discount rates, terminal capitalization rates and planned capital expenditures. These estimates approximate the inputs the Company believes would be utilized by market participants in assessing fair value. The estimates of future cash flow projections are based on a number of factors, including historical operating results, estimated growth rates, known and anticipated trends, fair market lease rates and market/economic conditions. Capitalization and discount rates utilized to derive the fair values ranged from 6.00% to 8.25% and 6.75% to 9.00%, respectively.

The Company allocated the purchase price of the acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. The fair value of any tangible real estate assets acquired is determined by valuing the building as if it were vacant, and the fair value is then allocated to land, buildings and improvements.   The Company values above and below-market lease intangibles based on estimates of market rent compared to contractual rents over expected lease terms using an appropriate discount rate. In-place leases are valued based on the costs to obtain new leases and an estimate of lost revenues and expenses over an anticipated lease up term. The Company determined that this valuation methodology is classified within Level 2 and Level 3 of the fair value hierarchy.

The Company determined the fair value of unsecured debt assumed using current market-based pricing and interest rate yields for similar debt instruments. The Company determined the fair value of secured debt assumed by calculating the net present value of the scheduled debt service payments using current market-based terms for interest rates for debt with similar terms that the Company believes it could obtain on similar structures and maturities. For the fair value of secured debt assumed, weighted average credit spreads utilized were 3.33% and London Inter-bank Offered Rate ("LIBOR") + 2.14% for the fixed and floating rate debt, respectively. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining term of the loan. Finance lease obligations assumed are measured at fair value and are included as a liability on the accompanying balance sheet and the Company recorded the corresponding right-of-use assets. The Company determined that the valuation methodology used for its unsecured debt is classified within Level 2 of the fair value hierarchy and the valuation methodology used for its secured debt is classified within Level 3 of the fair value hierarchy.

The following table summarizes the final purchase price allocation, including the acquisition date fair value of the tangible and intangible assets acquired and liabilities assumed (in thousands):

	Purchase Price Allocation
Land	$ 1,174,407
Building and improvements	4,040,244
In-place leases	370,685
Above-market leases	42,133
Real estate assets	5,627,469
Investments in and advances to real estate joint ventures	585,382
Cash, accounts receivable and other assets	241,582
Total assets acquired	6,454,433
Notes payable	(1,497,632)
Mortgages payable	(317,671)
Accounts payable and other liabilities	(283,559)
Below-market leases	(119,373)
Noncontrolling interests	(177,039)
Total liabilities assumed	(2,395,274)
Total purchase price	**$ 4,059,159**

The following table details the weighted average amortization periods, in years, of the purchase price allocated to real estate and related intangible assets and liabilities acquired arising from the Merger:

	Weighted Average Amortization Period (in Years)
Land	n/a
Building	50.0
Building improvements	45.0
Tenant improvements	7.1
Fixtures and leasehold improvements	6.2
In-place leases	5.6
Above-market leases	10.1
Below-market leases	31.5
Right-of-use intangible assets	30.9
Fair market value of debt adjustment	3.7

Revenues from rental properties, net and Net income available to the Company's common shareholders in the Company's Consolidated Statements of Income includes revenues of $198.3 million and net income of $25.8 million (excluding $50.2 million of merger related charges), respectively, resulting from the Merger for the year ended December 31, 2021.

Pro forma Information (Unaudited)

The pro forma financial information set forth below is based upon the Company's historical Consolidated Statements of Income for the years ended December 31, 2021 and 2020, adjusted to give effect as if the Merger occurred as of January 1, 2020. The pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of income would have been, nor does it purport to represent the results of income for future periods. (Amounts presented in millions).

	Year Ended December 31,	
	2021	2020
Revenues from rental properties, net	$ 2,341.4	$ 2,234.9
Net income (1)	$ 1,114.6	$ 1,193.1
Net income available to the Company's common shareholders (1)	$ 1,084.1	$ 1,166.3

(1) The pro forma earnings for the year ended December 31, 2021 were adjusted to exclude $50.2 million of merger costs while the pro forma earnings for the year ended December 31, 2020 were adjusted to include $50.2 million of merger costs incurred.

3. Real Estate:

The Company's components of Real estate, net consist of the following (in thousands):

	December 31,	
	2022	2021
Land:		
Developed land	$ 4,102,542	$ 3,962,447
Undeveloped land	16,328	16,328
Land held for development	5,672	5,672
Total land	4,124,542	3,984,447
Buildings and improvements:		
Buildings	10,158,588	10,042,225
Building improvements	2,080,437	1,999,319
Tenant improvements	1,046,969	987,216
Fixtures and leasehold improvements	36,627	31,421
Above-market leases	170,211	166,840
In-place leases	839,868	840,803
Total buildings and improvements	14,332,700	14,067,824

Real estate	18,457,242	18,052,271
Accumulated depreciation and amortization (1)	(3,417,414)	(3,010,699)
Total real estate, net	$ 15,039,828	$ 15,041,572

(1) At December 31, 2022 and 2021, the Company had accumulated amortization relating to in-place leases and above-market leases aggregating $671,794 and $569,648, respectively.

In addition, at December 31, 2022 and 2021, the Company had intangible liabilities relating to below-market leases from property acquisitions of $330.9 million and $336.6 million, respectively, net of accumulated amortization of $242.4 million and $227.5 million, respectively. These amounts are included in the caption Other liabilities on the Company's Consolidated Balance Sheets.

The Company's amortization associated with above-market and below-market leases for the years ended December 31, 2022, 2021 and 2020 resulted in net increases to revenue of $13.6 million, $14.8 million and $22.5 million, respectively. The Company's amortization expense associated with in-place leases, which is included in depreciation and amortization, for the years ended December 31, 2022, 2021 and 2020 was $118.1 million, $80.1 million and $26.3 million, respectively.

The estimated net amortization income/(expense) associated with the Company's above-market and below-market leases and in-place leases for the next five years are as follows (in millions):

	2023	2024	2025	2026	2027
Above-market and below-market leases amortization, net	$ 11.0	$ 12.8	$ 13.2	$ 14.0	$ 13.5
In-place leases amortization	$ (83.5)	$ (56.5)	$ (39.6)	$ (28.1)	$ (21.0)

4. Property Acquisitions:

Acquisition/Consolidation of Operating Properties

During the year ended December 31, 2022, the Company acquired the following operating properties, through direct asset purchases (in thousands):

			Purchase Price				
Property Name	Location	Month Acquired	Cash	Debt	Other	Total	GLA*
Rancho San Marcos Parcel	San Marcos, CA	Jan-22	$ 2,407	$ -	$ -	$ 2,407	6
Columbia Crossing Parcel	Columbia, MD	Feb-22	16,239	-	-	16,239	60
Oak Forest Parcel	Houston, TX	Jun-22	3,846	-	-	3,846	4
Devon Village (1)	Devon, PA	Jun-22	733	-	-	733	-
Fishtown Crossing	Philadelphia, PA	Jul-22	39,291	-	-	39,291	133
Carman's Plaza	Massapequa, NY	Jul-22	51,423	-	-	51,423	195
Pike Center (1)	Rockville, MD	Jul-22	21,850	-	-	21,850	-
Baybrook Gateway (1)	Webster, TX	Oct-22	2,978	-	-	2,978	-
Portfolio (8 Properties) (2)	Long Island, NY	Nov-22	152,078	88,792	135,663	376,533	536
Gordon Plaza (1)	Woodbridge, VA	Nov-22	5,573	-	-	5,573	-
The Gardens at Great Neck (1)	Great Neck, NY	Dec-22	4,019	-	-	4,019	-
			$ 300,437	$ 88,792	$ 135,633	$ 524,892	934

* Gross leasable area ("GLA")

(1) Land parcel
(2) Other consists of redeemable noncontrolling interest of $79.7 million and an embedded derivative liability associated with put and call options of these units of $56.0 million. See Footnotes 15 and 16 of the Company's Consolidated Financial Statements for additional discussion regarding fair value allocation to unitholders for noncontrolling interests.

During the year ended December 31, 2021, in addition to the properties acquired in the Merger (see Footnote 2 of the Notes to Consolidated Financial Statements), the Company acquired the following operating properties, through direct asset purchases or consolidation due to change in control resulting from the purchase of additional interests or obtaining control through the modification of a joint venture investment (in thousands):

Property Name	Location	Month Acquired/ Consolidated	Purchase Price				GLA
			Cash	Debt	Other	Total	
Distribution Center #1 (1)	Lancaster, CA	Jan-21	$ 58,723	$ -	$ 11,277	$ 70,000	927
Distribution Center #2 (1)	Woodland, CA	Jan-21	27,589	-	6,411	34,000	508
Jamestown Portfolio (6 properties) (2)	Various	Oct-21	172,899	170,000	87,094	429,993	1,226
KimPru Portfolio (2 properties) (2)	Various	Oct-21	61,705	64,169	15,212	141,086	478
Columbia Crossing Parcel	Columbia, MD	Oct-21	12,600	-	-	12,600	45
Centro Arlington (2)	Arlington, VA	Nov-21	24,178	-	184,850	209,028	72
			$ 357,694	$ 234,169	$ 304,844	$ 896,707	3,256

(1)   Other consists of the fair value of the assets acquired which exceeded the purchase price upon closing. The transaction was a sale-leaseback with the seller which resulted in the recognition of a prepayment of rent of $17.7 million in accordance with ASC 842, Leases at closing. The prepayment of rent was amortized over the initial term of the lease through Revenues from rental properties, net on the Company's Consolidated Statements of Income. See Footnote 16 of the Company's Consolidated Financial Statements for additional discussion regarding fair value allocation of partnership interest for noncontrolling interests.

(2)   Other includes the Company's previously held equity investments and net gains on change in control. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized net gains on change in control of interests of $5.0 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests, which are included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income. The Company previously held an ownership interest of 30.0% in Jamestown Portfolio, 15.0% in KimPru Portfolio and 90.0% in Centro Arlington.

Included in the Company's Consolidated Statements of Income are $9.1 million and $10.3 million in total revenues from the date of acquisition through December 31, 2022 and 2021, respectively, for operating properties acquired during each of the respective years.

Purchase Price Allocations

The purchase price for these acquisitions is allocated to real estate and related intangible assets acquired and liabilities assumed, as applicable, in accordance with our accounting policies for asset acquisitions. The purchase price allocations for properties acquired/consolidated during the years ended December 31, 2022 and 2021, are as follows (in thousands):

	Allocation as of December 31, 2022	Weighted- Average Useful Life (in Years)	Allocation as of December 31, 2021	Weighted- Average Useful Life (in Years)
Land	$ 207,067	n/a	$ 154,320	n/a
Buildings	271,525	50.0	679,646	50.0
Building improvements	13,273	45.0	18,476	45.0
Tenant improvements	11,689	7.9	16,391	8.5
Solar panels	2,308	20.0	-	n/a
In-place leases	28,405	6.9	48,648	9.1
Above-market leases	8,408	8.3	6,581	6.5
Below-market leases	(24,069)	16.1	(39,712)	38.9
Mortgage fair value adjustment	9,430	6.5	-	n/a
Other assets	-	n/a	21,331	n/a
Other liabilities	(3,144)	n/a	(8,974)	n/a
Net assets acquired/consolidated	$ 524,892		$ 896,707	

5. Dispositions of Real Estate:

The table below summarizes the Company's disposition activity relating to operating properties and parcels, in separate transactions (dollars in millions):

	Year Ended December 31,		
	2022	2021	2020
Aggregate sales price/gross fair value (1)	$ 191.1	$ 612.4	$ 31.8
Gain on sale of properties (1) (2)	$ 15.2	$ 30.8	$ 6.5
Number of operating properties sold/deconsolidated (1)	9	13	3
Number of parcels sold	13	10	4

(1)   During 2021, the Company purchased its partner's 70.0% remaining interest in Jamestown Portfolio, which is comprised of six property interests. The Company then entered into a joint venture with Blackstone Real Estate Income Trust, Inc. ("BREIT") in which it contributed these six properties for a gross sales price of $425.8 million, including $170.0 million of non-recourse mortgage debt. As a result, the Company no longer consolidates these six property interests and recognized a loss on change in control of interests of $0.4 million. The Company has a 50.0% investment in this joint venture ($130.1 million as of the date of deconsolidation), included in Investments in and advances to real estate joint ventures on the Company's Consolidated Balance Sheets.

(2)   For the years ended December 31, 2022 and 2021 amounts are before noncontrolling interests of $1.7 million and $3.0 million, respectively and taxes of $1.2 million and $2.2 million, respectively, after utilization of net operating loss carryforwards.

6. Impairments:

Management assesses on a continuous basis whether there are any indicators, including property operating performance, changes in anticipated holding period, general market conditions and delays of or change in plans for development, that the value of the Company's assets (including any related amortizable intangible assets or liabilities) may be impaired. To the extent impairment has occurred, the carrying value of the asset would be adjusted to an amount to reflect the estimated fair value of the asset.

The Company has a capital recycling program which provides for the disposition of certain properties, typically of lesser quality assets in less desirable locations. The Company adjusted the anticipated hold period for these properties and as a result the Company recognized impairment charges on certain operating properties (see Footnote 18 of the Notes to Consolidated Financial Statements for fair value disclosure).

The Company's efforts to market certain assets and management's assessment as to the likelihood and timing of such potential transactions and/or the property hold period resulted in the Company recognizing impairment charges for the years ended December 31, 2022, 2021 and 2020 as follows (in millions):

	2022	2021	2020
Properties marketed for sale (1)	$ 21.6	$ 2.7	$ 5.5
Properties disposed/deeded in lieu/foreclosed	-	-	1.1
Other impairments	0.4	0.9	-
Total impairment charges	$ 22.0	$ 3.6	$ 6.6

(1)   Amounts relate to adjustments to property carrying values for properties which the Company has marketed for sale and as such has adjusted the anticipated hold periods for such properties. During 2022, the Company recognized impairment charges of $19.2 million, before noncontrolling interests of $16.0 million, related to five properties. The Company's estimated fair values of these assets were primarily based upon sales prices from signed contracts, which were less than the carrying value of the assets.

The Company also recognized its share of impairment charges related to certain properties within various unconsolidated joint ventures in which the Company holds noncontrolling interests. The Company's share of these impairment charges were $4.6 million, $2.9 million and $0.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, and are included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income. (see Footnote 7 of the Notes to Consolidated Financial Statements).

7. Investment in and Advances to Real Estate Joint Ventures:

The Company has investments in and advances to various real estate joint ventures. These joint ventures are engaged primarily in the operation of shopping centers which are either owned or held under long-term operating leases. The Company and the joint venture partners have joint approval rights for major decisions, including those regarding property operations. As such, the Company holds noncontrolling interests in these joint ventures and accounts for them under the equity method of accounting. The Company manages certain of these joint venture investments and, where applicable, earns acquisition fees, leasing commissions, property management fees, asset management fees and construction management fees. The table below presents unconsolidated joint venture investments for which the Company held an ownership interest at December 31, 2022 and 2021 (in millions, except number of properties):

| Joint Venture | Noncontrolling Ownership Interest As of December 31, 2022 | The Company's Investment As of December 31, | |
		2022	2021
Prudential Investment Program	15.0%	$ 153.6	$ 163.0
Kimco Income Opportunity Portfolio ("KIR") (1)	52.1%	281.5	186.0
Canada Pension Plan Investment Board ("CPP")	55.0%	190.8	165.1
Other Institutional Joint Ventures (2)	Various	256.8	281.8
Other Joint Venture Programs	Various	208.9	211.0
Total*		$ 1,091.6	$ 1,006.9

* Representing 111 property interests and 22.4 million square feet of GLA, as of December 31, 2022, and 120 property interests and 24.7 million square feet of GLA, as of December 31, 2021.

(1) During 2022, the Company purchased additional ownership interests for $55.1 million, including the General Partner's ownership interest from Milton Cooper, Executive Chairman of the Board of Directors of the Company, for $0.1 million. There was no change in control as a result of these transactions.

(2) During 2021, the Company entered into a new joint venture with BREIT in which it contributed six properties for a gross sales price of $425.8 million. See Footnote 5 of the Notes to Consolidated Financial Statements for the operating properties disposed of by the Company.

The table below presents the Company's share of net income for these investments which is included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Prudential Investment Program (1)	$ 9.6	$ 17.5	$ 9.0
KIR	70.3	36.9	30.5
CPP	10.6	9.2	5.6
Other Institutional Joint Ventures	7.0	1.7	-
Other Joint Venture Programs	12.0	19.5	2.3
Total	$ 109.5	$ 84.8	$ 47.4

(1) During 2022, the Prudential Investment Program recognized an impairment charge on a property of $15.1 million, of which the Company's share was $2.3 million.

During 2022, certain of the Company's real estate joint ventures disposed of nine properties and two parcels, in separate transactions, for an aggregate sales price of $349.1 million. These transactions resulted in an aggregate net gain to the Company of $39.3 million for the year ended December 31, 2022.

During 2021, certain of the Company's real estate joint ventures disposed of four properties and one parcel, in separate transactions, for an aggregate sales price of $88.9 million. These transactions resulted in an aggregate net gain to the Company of $9.9 million for the year ended December 31, 2021.

In connection with the Merger, the Company acquired ownership in nine unconsolidated joint ventures, which had a fair market value of $586.2 million at the time of Merger. These joint ventures represented 30 property interests and 4.4 million square feet of GLA.

In addition, during 2021, the Company acquired a controlling interest in nine operating properties from certain joint ventures, in separate transactions, with an aggregate gross fair value of $780.1 million. The Company evaluated these transactions pursuant to the FASB's Consolidation guidance and as a result, recognized net gains on change in control of interests of $5.0 million, in aggregate, resulting from the fair value adjustments associated with the Company's previously held equity interests. See Footnote 4 of the Notes to Consolidated Financial Statements for the operating properties acquired by the Company.

The table below presents debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2022 and 2021 (dollars in millions):

	December 31, 2022			December 31, 2021		
Joint Venture	Mortgages and Notes Payable, Net	Weighted Average Interest Rate	Weighted Average Remaining Term (months)*	Mortgages and Notes Payable, Net	Weighted Average Interest Rate	Weighted Average Remaining Term (months)*
Prudential Investment Program	$ 380.1	5.20%	33.1	$ 426.9	2.02%	45.6
KIR	297.9	5.46%	47.2	492.6	2.55%	27.9
CPP	83.1	6.14%	43.0	84.2	1.85%	55.0
Other Institutional Joint Ventures	233.5	4.30%	47.7	232.9	1.65%	59.7
Other Joint Venture Programs	388.8	4.10%	71.8	402.1	3.58%	83.0
Total	$ 1,383.4			$ 1,638.7		

* Average remaining term includes extensions

As of the date of the Merger, the Company acquired ownership in nine unconsolidated joint ventures, which had an aggregate of $191.5 million of secured debt (including a fair market value adjustment of $0.8 million).

Unconsolidated Significant Subsidiaries

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine which of its unconsolidated investments, if any, are considered "significant subsidiaries." In evaluating these investments, there are three tests utilized to determine if any unconsolidated subsidiaries are considered significant subsidiaries: the investment test, the asset test and the income test. Rule 3-09 of Regulation S-X requires the Company to include separate audited financial statements of any unconsolidated majority-owned subsidiary (unconsolidated subsidiaries in which the Company owns greater than 50% of the voting securities) in an annual report if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information of unconsolidated subsidiaries in an annual report if any of the three tests exceeds 10%, and summarized financial information in a quarterly report if any of the three tests exceeds 20% pursuant to Rule 10-01(b)(1) of Regulation S-X.

As of December 31, 2022, the Company held an unconsolidated investment in KIR which the Company determined was significant under the income test and requires summarized financial information under Rule 4-08(g) of Regulation S-X. The Company holds a 52.1% noncontrolling limited partnership interest in KIR and has a master management agreement whereby the Company performs services for fees relating to the management, operation, supervision and maintenance of the joint venture properties. The following table shows summarized unaudited financial information for KIR, as follows (in millions):

	December 31,	
	2022	2021
Assets:		
Real estate, net	$ 668.7	$ 769.4
Other assets, net	72.4	68.2
Total Assets	$ 741.1	$ 837.6
Liabilities and Members' Capital:		
Notes payable, net	$ 272.9	$ 258.8
Mortgages payable, net	25.0	233.7

Other liabilities	13.9	16.2
Members' capital	429.3	328.9
Total Liabilities and Members' Capital	$ 741.1	$ 837.6

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues, net	$ 182.5	$ 186.6	$ 173.9
Operating expenses	(48.2)	(51.3)	(49.5)
Depreciation and amortization	(39.4)	(40.3)	(36.9)
Gain on sale of properties	76.2	-	-
Interest expense	(15.5)	(18.1)	(23.8)
Other expense, net	(1.2)	(2.1)	(1.6)
Net income	$ 154.4	$ 74.8	$ 62.1

Summarized financial information for the Company's investment in and advances to all other real estate joint ventures is as follows (in millions):

	December 31,	
	2022	**2021**
Assets:		
Real estate, net	$ 3,440.1	$ 3,619.4
Other assets, net	208.4	193.8
Total Assets	$ 3,648.5	$ 3,813.2
Liabilities and Members' Capital:		
Notes payable, net	$ 159.5	$ 199.0
Mortgages payable, net	925.9	947.2
Other liabilities	78.8	73.8
Noncontrolling interests	33.5	32.6
Members' capital	2,450.8	2,560.6
Total Liabilities and Members' Capital	$ 3,648.5	$ 3,813.2

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues, net	$ 395.2	$ 340.3	$ 282.4
Operating expenses	(126.9)	(111.7)	(101.9)
Impairment charges	(21.1)	(23.5)	(4.4)
Depreciation and amortization	(119.0)	(97.2)	(75.0)
Gain on sale of properties	24.7	61.5	0.2
Interest expense	(38.6)	(27.6)	(31.2)
Other expense, net	(6.2)	(0.9)	(10.8)
Net income	$ 108.1	$ 140.9	$ 59.3

Other liabilities included in the Company's accompanying Consolidated Balance Sheets include investments in certain real estate joint ventures totaling $5.3 million and $4.8 million at December 31, 2022 and 2021, respectively. The Company has varying equity interests in these real estate joint ventures, which may differ from their proportionate share of net income or loss recognized in accordance with GAAP.

The Company's maximum exposure to losses associated with its unconsolidated joint ventures is primarily limited to its carrying value in these investments. Generally, such investments contain operating properties and the Company has determined these entities do not contain the characteristics of a VIE. As of December 31, 2022 and 2021, the Company's carrying value in these investments was $1.1 billion and $1.0 billion, respectively.

8. Other Investments:

The Company has provided capital to owners and developers of real estate properties and loans through its Preferred Equity program. The Company's maximum exposure to losses associated with its preferred equity investments is primarily limited to its net investment. As of December 31, 2022, the Company's net investment under the Preferred Equity program was $69.4 million relating to 12 properties. As of December 31, 2021, the Company's net investment under the Preferred Equity program was $98.7 million relating to 39 properties. During 2022 and 2021, the Company recognized equity in income of $16.9 million and $21.4 million from its preferred equity investments, respectively.

During 2021, the Company invested $60.7 million in four new investments, including a preferred equity investment of $54.9 million in a property located in San Antonio, TX.

As of December 31, 2022, these preferred equity investment properties had non-recourse mortgage loans aggregating $232.8 million. These loans have scheduled maturities ranging from less than one year to 1.5 years and bear interest at rates ranging from 4.19% to Secured Overnight Financing Rate ("SOFR") plus 265 basis points (6.78% as of December 31, 2022). Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is primarily limited to its invested capital.

9. Marketable Securities:

The amortized cost and unrealized gains, net of marketable securities as of December 31, 2022 and 2021, are as follows (in thousands):

	As of December 31, 2022	As of December 31, 2021
Marketable securities:		
Amortized cost	$ 87,411	$ 114,159
Unrealized gains, net	510,321	1,097,580
Total fair value	$ 597,732	$ 1,211,739

The Company's net gains/(losses) on marketable securities and dividend income for the years ended December 31, 2022, 2021 and 2020, is as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
(Loss)/gain on marketable securities, net	$ (315,508)	$ 505,163	$ 594,753
Dividend income (included in Other income, net)	18,002	16,958	4,096

Albertsons Companies, Inc. ("ACI") –

In October 2022, the Company sold 11.5 million shares of ACI held by the Company, generating net proceeds of $301.1 million. For tax purposes, the Company recognized a long-term capital gain of $251.5 million. The Company elected to retain the proceeds for this stock sale for general corporate purposes and pay corporate taxes of $57.2 million on the taxable gain. As of December 31, 2022, the Company holds 28.3 million shares of ACI, which had a value of $587.7 million, which are subject to certain contractual lock-up provisions that expire in May 2023.

On October 13, 2022, The Kroger Co. ("Kroger") and ACI entered into a definitive merger agreement ("ACI Merger"), with Kroger continuing as the surviving public company. The ACI Merger is subject to numerous regulatory approvals and customary closing conditions. Separate from the ACI Merger, on October 13, 2022, ACI declared a special cash dividend of $6.85 per share to ACI shareholders of record as of the close of business on October 24, 2022 and was scheduled to be paid on November 7, 2022.

On November 3, 2022, the Superior Court of King County in the State of Washington issued an order temporarily restraining the payment of the special dividend in the case *State of Washington v. Albertsons Companies, Inc. et al.*, until a hearing on a motion for a preliminary injunction could be held. On December 9, 2022, the Superior Court denied the motion for a preliminary injunction but extended the temporary restraining order for the Attorney General for the State of Washington to appeal to the Supreme Court of the State of Washington. Due to the contingency resulting from this unresolved litigation at December 31, 2022, the Company did not recognize its share of the special dividend for the year ended December 31, 2022.

On January 17, 2023, the Supreme Court of the State of Washington denied a motion by the Attorney General of the State of Washington to hear an appeal from the Superior Court's denial to enjoin the Company from paying the Special Dividend. As a result of the decision by the Supreme Court of the State of Washington, the temporary restraining order preventing payment of the special dividend had also been lifted. On January 20, 2023, ACI distributed the special dividend to holders of record as of October 24, 2022. The Company received its share of the special dividend payment of $194.1 million during January 2023, and will recognize this income during the three months ending March 31, 2023.

10. Accounts and Notes Receivable

The components of Accounts and notes receivable, net of potentially uncollectible amounts as of December 31, 2022 and 2021, are as follows (in thousands):

	As of December 31, 2022	As of December 31, 2021
Billed tenant receivables	$ 33,801	$ 20,970
Unbilled common area maintenance, insurance and tax reimbursements	56,001	55,283
Deferred rent receivables	1,905	5,029
Defined benefit plan receivable	14,421	6,658
Other receivables	8,361	9,067
Straight-line rent receivables	189,737	157,670
Total accounts and notes receivable, net	$ 304,226	$ 254,677

11. Leases

Lessor Leases

The Company's primary source of revenues is derived from lease agreements, which includes rental income and expense reimbursement. The Company's lease income is comprised of minimum base rent, expense reimbursements, percentage rent, lease termination fee income, ancillary income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments.

The disaggregation of the Company's lease income, which is included in Revenue from rental properties, net on the Company's Consolidated Statements of Income, as either fixed or variable lease income based on the criteria specified in ASC 842, for the years ended December 31, 2022, 2021 and 2020, is as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Lease income:			
Fixed lease income (1)	$ 1,353,024	$ 1,045,888	$ 871,151
Variable lease income (2)	339,722	264,040	232,272
Above-market and below-market leases amortization, net	13,591	14,843	22,515
Adjustments for potentially uncollectible revenues and disputed amounts (3)	4,511	24,931	(81,050)
Total lease income	$ 1,710,848	$ 1,349,702	$ 1,044,888

(1) Includes minimum base rents, expense reimbursements, ancillary income and straight-line rent adjustments.
(2) Includes minimum base rents, expense reimbursements, percentage rent, lease termination fee income and ancillary income.
(3) The amounts represent adjustments associated with potentially uncollectible revenues and disputed amounts.

Base rental revenues and fixed-rate expense reimbursements from rental properties are recognized on a straight-line basis over the terms of the related leases. The difference between the amount of rental income contracted through leases and rental income recognized on a straight-line basis for the years ended December 31, 2022, 2021 and 2020 was $33.8 million, $22.6 million and ($5.9) million, respectively.

The Company is primarily engaged in the operation of shopping centers that are either owned or held under long-term leases that expire at various dates through 2121. The Company, in turn, leases premises in these centers to tenants pursuant to lease agreements which provide for terms ranging generally from five to 25 years and for annual minimum rentals plus incremental rents based on operating expense levels and tenants' sales volumes. Annual minimum rentals plus incremental rents based on operating expense levels and percentage rents comprised 98% of total revenues from rental properties for each of the three years ended December 31, 2022, 2021 and 2020.

The minimum revenues expected to be received by the Company from rental properties under the terms of all non-cancelable tenant leases for future years, assuming no new or renegotiated leases are executed for such premises, are as follows (in millions):

	2023	2024	2025	2026	2027	Thereafter
Minimum revenues	$ 1,239.4	$ 1,130.8	$ 989.9	$ 840.5	$ 674.4	$ 2,862.3

Lessee Leases

The Company currently leases real estate space under non-cancelable operating lease agreements for ground leases and administrative office leases. The Company's operating leases have remaining lease terms ranging from one to 63 years, some of which include options to extend the terms for up to an additional 75 years.

In connection with the Merger, the Company obtained $32.6 million of operating right-of-use assets in exchange for new operating lease liabilities related to six properties under operating lease agreements for ground leases. In addition, the Company acquired two properties under finance leasing arrangements that consists of variable lease payments with a bargain purchase option. As a result, the Company obtained finance right-of-use assets of $23.0 million (which are included in Other assets on the Company's Consolidated Balance Sheets) in exchange for new finance lease liabilities (which are included in Other liabilities on the Company's Consolidated Balance Sheets).

The weighted-average remaining non-cancelable lease term and weighted-average discount rates for the Company's operating and finance leases as of December 31, 2022 were as follows:

	Operating Leases	Finance Leases
Weighted-average remaining lease term (in years)	24.4	1.0
Weighted-average discount rate	6.62%	4.44%

The components of the Company's lease expense, which are included in interest expense, rent expense and general and administrative expense on the Company's Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020, were as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Lease cost:			
Finance lease cost	$ 1,294	$ 569	$ -
Operating lease cost	12,994	11,637	10,371
Variable lease cost	4,143	3,972	2,852
Total lease cost	$ 18,431	$ 16,178	$ 13,223

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating and financing lease liabilities (in thousands):

Year Ending December 31,

	Operating Leases		Financing Leases (1)	
2023	$	12,410	$	22,987
2024		11,582		-
2025		11,067		-
2026		10,402		-
2027		10,118		-
Thereafter		188,952		-
Total minimum lease payments	$	244,531	$	22,987
Less imputed interest		(130,852)		(962)
Total lease liabilities (2)	$	113,679	$	22,025

(1) Includes bargain purchase options exercisable in 2023 related to two properties.
(2) Operating lease liabilities are included in Operating lease liabilities and financing lease liabilities are included in Other liabilities on the Company's Consolidated Balance Sheets.

12. Other Assets:

Assets Held-For-Sale

At December 31, 2022, the Company had three properties classified as held-for-sale at a net carrying amount of $56.3 million.

Mortgages and Other Financing Receivables

The Company has various mortgages and other financing receivables which consist of loans acquired and loans originated by the Company. For a complete listing of the Company's mortgages and other financing receivables at December 31, 2022, see Financial Statement Schedule IV included in this annual report on Form 10-K.

The following table reconciles mortgage loans and other financing receivables from January 1, 2020 to December 31, 2022 (in thousands):

	2022		2021		2020	
Balance at January 1,	$	73,102	$	32,246	$	7,829
Additions:						
New mortgage and other loans (1)		75,063		55,307		25,500
Deductions:						
Loan repayments (2)		(60,211)		(13,646)		(25)
Collections of principal		(95)		(130)		(152)
Allowance for credit losses		(500)		(370)		(906)
Other adjustments		-		(305)		-
Balance at December 31,	$	87,359	$	73,102	$	32,246

(1) During 2021, the Company acquired $13.4 million of mortgage loan receivables in connection with the Merger.
(2) During 2022, the Company recognized $4.0 million of profit participation related to the repayment of a mortgage loan, which is included in Other income, net on the Company's Consolidated Statements of Income.

The Company reviews payment status to identify performing versus non-performing loans. As of December 31, 2022, the Company had a total of 11 loans, all of which are performing.

Software Development Costs

As of December 31, 2022 and 2021, the Company had unamortized software development costs of $18.4 million, respectively. The Company expensed $3.5 million, $3.1 million and $3.2 million in amortization of software development costs during the years ended December 31, 2022, 2021 and 2020, respectively.

13. Notes Payable:

As of December 31, 2022 and 2021 the Company's Notes payable, net consisted of the following (dollars in millions):

	Carrying Amount at December 31,		Interest Rate at December 31,		Maturity Date at December 31, 2022
	2022	2021	2022	2021	
Senior unsecured notes	$ 6,803.0	$ 7,002.1	1.90% - 6.88%	1.90% - 6.88%	Jan-2024 – Oct-2049
Credit facility (1)	-	-	n/a	n/a	Mar-2024
Fair value debt adjustments, net	44.4	81.0	n/a	n/a	n/a
Deferred financing costs, net (2)	(66.4)	(56.0)	n/a	n/a	n/a
	$ 6,781.0	$ 7,027.1	3.45%*	3.35%*	

* Weighted-average interest rate
(1) Accrues interest at a rate of Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"), as defined, plus 0.755% and LIBOR plus 0.765% as of December 31, 2022 and 2021, respectively.
(2) As of December 31, 2022 and 2021, the Company had $2.5 million and $4.0 million of deferred financing costs, net related to the Credit Facility that are included in Other assets on the Company's Consolidated Balance Sheets, respectively.

During the years ended December 31, 2022 and 2021, the Company issued the following senior unsecured notes (dollars in millions):

Date Issued	Amount Issued	Interest Rate	Maturity Date
Aug-22	$ 650.0	4.600%	Feb-33
Feb-22	$ 600.0	3.200%	Apr-32
Sept-21	$ 500.0	2.25%	Dec-31

During the year ended December 31, 2022, the Company repaid the following senior unsecured notes (dollars in millions):

Date Paid	Amount Repaid	Interest Rate	Maturity Date
Sep-22 (1)	$ 299.7	3.500%	Apr-23
Sep-22 (1) (2)	$ 350.0	3.125%	Jun-23
Sep-22 (1) (2)	$ 299.4	3.375%	Oct-22
Mar-22 (3)	$ 500.0	3.400%	Nov-22

(1) There was no prepayment charge associated with this early repayment.
(2) Includes partial repayments during May and June 2022.
(3) The Company incurred a prepayment charge of $6.5 million and $0.7 million in write-off of deferred financing costs resulting from this early repayment, which are included in Early extinguishment of debt charges on the Company's Consolidated Statements of Income.

In connection with the Merger, the Company assumed senior unsecured notes aggregating $1.5 billion (including fair market value adjustment of $95.6 million), which had scheduled maturity dates ranging from October 2022 to August 2028 and accrue interest at rates ranging from 3.25% to 6.88% per annum. The senior unsecured notes assumed during the Merger have covenants that are similar to the Company's existing debt covenants for its senior unsecured notes.

The scheduled maturities of all notes payable, excluding unamortized fair value debt adjustments of $44.4 million and unamortized debt issuance costs of $66.4 million, as of December 31, 2022, were as follows (in millions):

	2023	2024	2025	2026	2027	Thereafter	Total
Principal payments	$ -	$ 646.2	$ 740.5	$ 773.0	$ 433.7	$ 4,209.6	$ 6,803.0

The Company's supplemental indentures governing its Senior Unsecured Notes contain covenants whereby the Company is subject to maintaining (a) certain maximum leverage ratios on both unsecured senior corporate and secured debt, minimum debt service coverage ratios and minimum equity levels, (b) certain debt service ratios and (c) certain asset to debt ratios. In addition, the Company is restricted from paying dividends in amounts that exceed by more than $26.0 million the funds from operations, as defined therein, generated through the end of the calendar quarter most recently completed prior to the declaration of such dividend; however, this dividend limitation does not apply to any distributions necessary to maintain the

Company's qualification as a REIT providing the Company is in compliance with its total leverage limitations. The Company was in compliance with all of the covenants as of December 31, 2022.

Interest on the Company's fixed-rate Senior Unsecured Notes is payable semi-annually in arrears. Proceeds from these issuances were primarily used for the acquisition of shopping centers, the expansion and improvement of properties in the Company's portfolio and the repayment of certain debt obligations of the Company.

Credit Facility

The Company had a $2.0 billion unsecured revolving credit facility (the "Credit Facility") with a group of banks which was set to expire in March 2024, with two additional six month options to extend the maturity date, at the Company's discretion, to March 2025. The Credit Facility was a green credit facility tied to sustainability metric targets, as described in the agreement. In July 2022, the Company amended the Credit Facility to (i) replace LIBOR borrowings with SOFR borrowings, (ii) supplement the sustainability grid with an additional one basis point reduction of applicable margin if certain criteria as defined in the Credit Facility are met, (iii) add a leverage metric test which, if met, reduces the applicable margin by five basis points and (iv) obtain pre-approval of a possible organizational conversion to an UPREIT structure. The Company achieved such targets, which effectively reduced the rate on the Credit Facility by one basis point. The Credit Facility, accrued interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus 75.5 basis points (5.21% as of December 31, 2022), and can be increased to $2.75 billion through an accordion feature. Pursuant to the terms of the Credit Facility, the Company, among other things, was subject to covenants requiring the maintenance of (i) maximum indebtedness ratios and (ii) minimum interest and fixed charge coverage ratios. As of December 31, 2022, the Credit Facility had no outstanding balance and appropriations for letters of credit of $1.2 million.

In February 2023, the Company closed on a new $2.0 billion unsecured revolving credit facility (the "New Credit Facility") with a group of banks, which is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The New Credit Facility could be increased to $2.75 billion through an accordion feature. The New Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The New Credit Facility replaces the Company's Credit Facility discussed above, that was scheduled to mature in March 2024. The New Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the New Credit Facility, plus 77.5 basis points and fluctuates in accordance with the Company's credit ratings, which can be further adjusted upward or downward by 0.04% based on the sustainability metric targets, as defined in the agreement. The Company achieved certain sustainability metric targets, which effectively reduced the rate on the New Credit Facility by two basis points. Pursuant to the terms of the New Credit Facility, the Company continues to be subject to the same covenants under the Credit Facility. For a full description of the New Credit Facility's covenants refer to the Amended and Restated Credit Agreement dated as of February 23, 2023, filed as Exhibit 10.20 to this Annual Report on Form 10-K.

14. Mortgages Payable:

Mortgages, collateralized by certain shopping center properties (see Financial Statement Schedule III included in this annual report on Form 10-K), are generally due in monthly installments of principal and/or interest.

As of December 31, 2022 and 2021, the Company's Mortgages payable, net consisted of the following (dollars in millions):

| | Carrying Amount at December 31, | | Interest Rate at December 31, | | Maturity Date at |
	2022	2021	2022	2021	December 31, 2022
Mortgages payable	$ 379.3	$ 439.2	3.23% - 7.23%	3.23% - 7.23%	May-2023 – Jun-2031
Fair value debt adjustments, net	(0.7)	10.8	n/a	n/a	n/a
Deferred financing costs, net	(1.7)	(1.3)	n/a	n/a	n/a
	$ 376.9	$ 448.7	4.16%*	4.12%*	

* Weighted-average interest rate

During 2022, the Company (i) assumed $79.4 million of mortgage debt (including fair market value adjustment of $9.4 million) encumbering six operating properties acquired in 2022, (ii) obtained a $19.0 million mortgage relating to a consolidated joint venture operating property and (iii) repaid $158.4 million of mortgage debt (including fair market value adjustment of $0.5 million) that encumbered 11 operating properties.

During 2021, the Company (i) assumed $234.1 million of individual non-recourse mortgage debt through the consolidation of nine operating properties, (ii) repaid $230.5 million of mortgage debt (including fair market value adjustment of $1.2 million) that encumbered 28 operating properties and (iii) deconsolidated $170.0 million of individual non-recourse mortgage debt relating to six operating properties, for which the Company no longer holds a controlling interest.

In addition, in connection with the Merger, the Company assumed mortgage debt of $317.7 million (including fair market value adjustment of $11.0 million) that encumbered 16 operating properties, which had scheduled maturity dates ranging from April 2022 to August 2038 and accrued interest at rates ranging from 3.50% to 6.95% per annum.

The scheduled principal payments (excluding any extension options available to the Company) of all mortgages payable, excluding unamortized fair value debt adjustments of $0.7 million and unamortized debt issuance costs of $1.7 million, as of December 31, 2022, were as follows (in millions):

	2023	2024	2025	2026	2027	Thereafter	Total
Principal payments	$ 23.4	$ 21.5	$ 73.0	$ 7.4	$ 39.0	$ 215.0	$ 379.3

15. Other Liabilities

Embedded Derivative Liability

The Company evaluates its financial instruments, including equity-linked financial instruments, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recognized at fair value with subsequent changes in fair value recognized in each reporting period as a component of "Other income/(loss), net" on our accompanying Consolidated Statements of Income. The classification of freestanding derivative instruments, including whether such instruments should be classified as liabilities or as equity, is evaluated at the end of each reporting period.

During the year ended December 31, 2022, the Company entered into an agreement to purchase a portfolio of eight properties for a sales price of $376.5 million, which were encumbered by $88.8 million of mortgage debt. The Company paid cash of $152.1 million and issued 6,104,831 preferred units ("Preferred Outside Partner Units") and 678,306 common units ("Common Outside Partner Units") with a value of $135.7 million to the sellers (collectively, the "Outside Partner Units").

The transaction includes a call option for the Company to purchase the Outside Partner's Unit interests 10 years from the anniversary date of the agreement. The holders of the Outside Partner Units have a put option that would require the Company to purchase (i) 50% the holder's ownership interest after the first anniversary date, (ii) an additional 25% after the second anniversary date and (iii) the balance of the units after the third anniversary date. The put and call options cannot be separated from the noncontrolling interest. The noncontrolling interests associated with these units are classified in mezzanine equity as redeemable noncontrolling interests as a result of the put right available to the unit holders in the future, an event that is not solely in the Company's control.

This arrangement included an embedded derivative which required separate accounting. The initial value of the embedded derivative was a liability of $56.0 million at the date of purchase. The Company estimated the fair value of the derivative liability on issuance using a "with-and-without" method. The "with-and-without" methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance. The analysis reflects the contractual terms of the redeemable preferred and common units and the estimated probability and timing of underlying events triggering the put and call options are inputs used to determine the estimated fair value of the embedded derivative. The Company has determined the majority of the inputs used to value its embedded derivative fall within Level 3 of the fair value hierarchy, and as a result, the fair value valuation of its embedded derivative held as of December 31, 2022 was classified as Level 3 in the fair value hierarchy and are required to be measured at fair value on a recurring basis, see Footnote 18 of the Notes to the Consolidated Financial Statements included in this Form 10-K.

16. Noncontrolling Interests and Redeemable Noncontrolling Interests:

Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates as a result of having a controlling interest or having determined that the Company was the primary beneficiary of a VIE in accordance with the provisions of the FASB's Consolidation guidance. The Company accounts and reports for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net income attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.
Noncontrolling interests

The Company owns seven shopping center properties located throughout Puerto Rico. These properties were acquired in 2006 partially through the issuance of $158.6 million of non-convertible units and $45.8 million of convertible units. Noncontrolling interests related to these acquisitions totaled $233.0 million of units, including premiums of $13.5 million and a fair market value adjustment of $15.1 million (collectively, the "Units"). Since the acquisition date the Company has redeemed a substantial portion of these units. As of December 31, 2022 and 2021, noncontrolling interests relating to the remaining units was $4.7 million and $5.2 million, respectively. The Units related annual cash distribution rates and related conversion features consisted of the following as of December 31, 2022:

Type	Par Value Per Unit		Number of Units Remaining	Return Per Annum
Class B-1 Preferred Units (1)	$	10,000	166	7.0%
Class B-2 Preferred Units (2)	$	10,000	21	7.0%
Class C DownREIT Units (1)	$	30.52	52,797	Equal to the Company's common stock dividend

(1) These units are redeemable for cash by the holder or at the Company's option, shares of the Company's common stock, based upon the conversion calculation as defined in the agreement. These units are included in Noncontrolling interests on the Company's Consolidated Balance Sheets.

(2) These units are redeemable for cash by the holder or callable by the Company and are included in Redeemable noncontrolling interests on the Company's Consolidated Balance Sheets.

The Company owns a shopping center located in Bay Shore, NY, which was acquired in 2006 with the issuance of 647,758 redeemable Class B Units at a par value of $37.24 per unit. The units accrue a return equal to the Company's common stock dividend and are redeemable for cash by the holder or at the Company's option, shares of the Company's common stock at a ratio of 1:1. These units are callable by the Company any time after April 3, 2026 and are included in Noncontrolling interests on the Company's Consolidated Balance Sheets. During 2007, 30,000 units, or $1.1 million par value, of the Class B Units were redeemed and at the Company's option settled in cash. In addition, during 2019 and 2018, 188,951 and 25,970 units, or $8.0 million and $1.1 million book value, respectively, of the Class B Units were redeemed and at the Company's option settled in cash for $4.0 million and $0.5 million, respectively. The redemption value of these units is calculated using the 30-day weighted average closing price of the Company's common stock prior to redemption. As of December 31, 2022 and 2021, noncontrolling interest relating to the remaining Class B Units was $16.1 million.

Noncontrolling interests also includes 138,015 convertible units issued during 2006 by the Company, which were valued at $5.3 million, including a fair market value adjustment of $0.3 million, related to an interest acquired in an office building located in Albany, NY. These units are currently redeemable at the option of the holder for cash or at the option of the Company for the Company's common stock at a ratio of 1:1. The holder is entitled to a distribution equal to the dividend rate of the Company's common stock.

In connection with the Merger, the Company acquired two consolidated joint ventures structured as DownREIT partnerships. As of the date of the Merger, the Raleigh Limited Partnership had 1,813,615 units and the Madison Village Limited Partnership had 174,411 units, together which had an aggregate fair value of $41.7 million. These ventures allow the outside limited partners to redeem their interest in the partnership (at the Company's option) in cash or for the Company's common stock at a ratio of 1:1. The unit holders are entitled to a distribution equal to the dividend rate of the Company's common stock. During 2022, 73,286 units were redeemed for 73,286 common shares of the Company's common stock with a redemption value of $1.7 million. This transaction resulted in a net decrease in Noncontrolling interests of $1.5 million and a corresponding decrease in Common stock and Paid-in capital totaling $1.5 million, on the Company's Consolidated Balance Sheets. During 2021, 73,466 units were redeemed for 73,466 common shares of the Company's common stock with a redemption value of $1.7 million. This transaction resulted in a net decrease in Noncontrolling interests of $1.5 million and a corresponding decrease in Common stock and Paid-in capital totaling $1.5 million, on the Company's Consolidated Balance Sheets. As of December 31, 2022 and 2021, the aggregate redemption value of these noncontrolling interests was $38.6 million and $40.1 million, respectively.

In addition, the Company acquired ownership interests in eight consolidated joint ventures in connection with the Merger, which had noncontrolling interests of $132.3 million as of the date of the Merger.

During the year ended December 31, 2022, a consolidated joint venture (acquired with the Merger), in which the Company had a 15% controlling interest, disposed of five properties (encumbered by $42.8 million of mortgage debt, in aggregate) for a sales price of $105.5 million, in aggregate. The Company recognized impairment charges of $19.0 million, before the partner's $15.8 million noncontrolling interests share of the impairment. As a result of this transaction, the noncontrolling partner received a distribution of $50.3 million.

Redeemable noncontrolling interests

Included within noncontrolling interests are units that were determined to be contingently redeemable that are classified as Redeemable noncontrolling interests and presented in the mezzanine section between Total liabilities and Stockholder's equity on the Company's Consolidated Balance Sheets.

The Company owns eight shopping center properties located in Long Island, NY, which were acquired partially through the issuance of $122.1 million of Preferred Outside Partner Units and $13.6 million of Common Outside Partner Units during 2022, see Footnote 15 of the Notes to the Consolidated Financial Statements included in this Form 10-K. The Outside Partner Units related to these acquisitions totaled $135.7 million of units, including noncontrolling interests of $79.7 million and an embedded derivative liability associated with put and call options of these unitholders of $56.0 million. The noncontrolling interest is classified as mezzanine equity and included in Redeemable noncontrolling interests on the Company's Consolidated Balance Sheets as a result of the put right available to the unit holders in the future, an event that is not solely in the Company's control. The Outside Partner Units related annual cash distribution rates and related conversion features consisted of the following as of December 31, 2022:

Type	Par Value Per Unit	Number of Units Remaining	Return Per Annum
Preferred Outside Partner Units	$ 20.00	6,104,831	3.75%
Common Outside Partner Units	$ 20.00	678,306	Equal to the Company's common stock dividend

The following table presents the change in the redemption value of the Redeemable noncontrolling interests for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Balance at January 1,	$ 13,480	$ 15,784
Fair value allocation to unitholders/partnership interest (1) (2)	79,663	2,068
Income	1,770	751
Distributions (1)	(1,771)	(2,819)
Redemption/conversion of noncontrolling interests	(209)	-
Adjustment to estimated redemption value (3)	-	(2,304)
Balance at December 31,	$ 92,933	$ 13,480

(1)   Relates to Outside Partner Units issued during 2022 described above.
(2)   During January 2021, KIM RDC, LLC ("KIM RDC"), a wholly owned subsidiary of the Company, and KP Lancewood LLC ("KPR Member") entered into a joint venture agreement wherein KIM RDC has a 100% controlling interest and KPR Member is entitled to a profit participation. The joint venture acquired two operating properties for a gross fair value of $104.0 million (see Footnote 4 of the Company's Consolidated Financial Statements). During June 2021, the two joint venture properties were sold for a combined sales price of $108.0 million of which the KPR Member received a distribution of $2.1 million.
(3)   During 2021, the Company recorded an adjustment to the estimated redemption fair market value of a noncontrolling interest in accordance with the provisions of the respective joint venture agreement and ASC 480, *Accounting for Redeemable Equity Instruments*. The Company assesses the fair market value of this noncontrolling interest on a recurring basis and determined that its valuation was classified within Level 3 of the fair value

hierarchy. The estimated fair market value of this noncontrolling interest was based upon a discounted cash flow model, for which a capitalization rate of 5.50% and discount rate of 6.50% were utilized in the model based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

17. Variable Interest Entities ("VIE"):

Included within the Company's operating properties at December 31, 2022 and 2021, are 32 and 34 consolidated entities, respectively, that are VIEs for which the Company is the primary beneficiary. These entities have been established to own and operate real estate property. The Company's involvement with these entities is through its majority ownership and management of the properties. The entities were deemed VIEs primarily because the unrelated investors do not have substantive kick-out rights to remove the general or managing partner by a vote of a simple majority or less, and they do not have substantive participating rights. The Company determined that it was the primary beneficiary of these VIEs as a result of its controlling financial interest. At December 31, 2022, total assets of these VIEs were $1.8 billion and total liabilities were $199.1 million. At December 31, 2021, total assets of these VIEs were $1.6 billion and total liabilities were $153.9 million.

The majority of the operations of these VIEs are funded with cash flows generated from the properties. The Company has not provided financial support to any of these VIEs that it was not previously contractually required to provide, which consists primarily of funding any capital expenditures, including tenant improvements, which are deemed necessary to continue to operate the entity and any operating cash shortfalls that the entity may experience.

All liabilities of these consolidated VIEs are non-recourse to the Company ("VIE Liabilities"). The assets of the unencumbered VIEs are not restricted for use to settle only the obligations of these VIEs. The remaining VIE assets are encumbered by third-party non-recourse mortgage debt. The assets associated with these encumbered VIEs ("Restricted Assets") are collateral under the respective mortgages and are therefore restricted and can only be used to settle the corresponding liabilities of the VIE. The table below summarizes the consolidated VIEs and the classification of the Restricted Assets and VIE Liabilities on the Company's Consolidated Balance Sheets are as follows (dollars in millions):

	December 31, 2022	December 31, 2021
Number of unencumbered VIEs	29	30
Number of encumbered VIEs	3	4
Total number of consolidated VIEs	32	34
Restricted Assets:		
Real estate, net	$ 425.5	$ 222.9
Cash and cash equivalents	7.9	2.0
Accounts and notes receivable, net	1.7	2.0
Other assets	1.5	1.0
Total Restricted Assets	$ 436.6	$ 227.9
VIE Liabilities:		
Mortgages payable, net	$ 109.7	$ 78.9
Accounts payable and accrued expenses	10.9	11.8
Operating lease liabilities	5.2	6.7
Other liabilities	73.3	56.5
Total VIE Liabilities	$ 199.1	$ 153.9

18. Fair Value Disclosure of Financial Instruments:

All financial instruments of the Company are reflected in the accompanying Consolidated Balance Sheets at amounts which, in management's estimation, based upon an interpretation of available market information and valuation methodologies, reasonably approximate their fair values except those listed below, for which fair values are disclosed. The valuation method used to estimate fair value for fixed-rate and variable-rate debt is based on discounted cash flow analyses, with assumptions that include credit spreads, market yield curves, trading activity, loan amounts and debt maturities. The fair values for marketable securities are based on published values, securities dealers' estimated market values or comparable market sales. The fair value for embedded derivative liability is based on using the "with-and-without" method. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition.

As a basis for considering market participant assumptions in fair value measurements, the FASB's Fair Value Measurements and Disclosures guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The following are financial instruments for which the Company's estimate of fair value differs from the carrying amounts (in thousands):

| | December 31, | | | |
| | 2022 | | 2021 | |
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
Notes payable, net (1)	$ 6,780,969	$ 5,837,401	$ 7,027,050	$ 7,330,723
Mortgages payable, net (2)	$ 376,917	$ 311,659	$ 448,652	$ 449,758

(1) The Company determined that the valuation of its senior unsecured notes were classified within Level 2 of the fair value hierarchy. The estimated fair value amounts classified as Level 2 as of December 31, 2022 and 2021, were $5.8 billion and $7.3 billion, respectively.
(2) The Company determined that its valuation of these mortgages payable was classified within Level 3 of the fair value hierarchy.

The Company has certain financial instruments that must be measured under the FASB's Fair Value Measurements and Disclosures guidance, including available for sale securities and embedded derivative liabilities. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level of the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The tables below present the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021, aggregated by the level of the fair value hierarchy within which those measurements fall (in thousands):

	Balance at December 31, 2022	Level 1	Level 2	Level 3
Assets:				
Marketable equity securities	$ 597,732	$ 597,732	$ -	$ -
Liabilities:				
Embedded derivative liability	$ 56,000	$ -	$ -	$ 56,000

	Balance at December 31, 2021	Level 1	Level 2	Level 3
Assets:				
Marketable equity securities	$ 1,211,739	$ 1,211,739	$ -	$ -

The significant unobservable input (Level 3 inputs) used in measuring the Company's embedded derivative liability, which is categorized with Level 3 of the fair value hierarchy as of December 31, 2022, is the discount rate of 8.00%.

Assets measured at fair value on a non-recurring basis at December 31, 2021 are as follows (in thousands):

	Balance at December 31, 2021	Level 1	Level 2	Level 3
Other investments	$ 9,834	$ -	$ -	$ 9,834

19. Preferred Stock, Common Stock and Convertible Unit Transactions:

Preferred Stock

The Company's Board of Directors had authorized the repurchase of up to 900,000 depositary shares of Class L preferred stock and 1,058,000 depositary shares of Class M preferred stock through December 31, 2022, which represented up to 1,958 shares of the Company's preferred stock, par value $1.00 per share. During the year ended December 31, 2022, the Company repurchased the following preferred stock:

Class of Preferred Stock	Depositary Shares Repurchased	Purchase Price (in millions)
Class L	54,508	$ 1.3
Class M	90,760	$ 2.1

The Company's outstanding Preferred Stock is detailed below (in thousands, except share data and par values):

As of December 31, 2022

Class of Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference (in thousands)	Dividend Rate	Annual Dividend per Depositary Share	Par Value	Optional Redemption Date
Class L	10,350	8,946	$ 223,637	5.125%	$ 1.28125	$ 1.00	8/16/2022
Class M	10,580	10,489	262,231	5.250%	$ 1.31250	$ 1.00	12/20/2022
		19,435	$ 485,868				

As of December 31, 2021

Class of Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference (in thousands)	Dividend Rate	Annual Dividend per Depositary Share	Par Value	Optional Redemption Date
Class L	10,350	9,000	$ 225,000	5.125%	$ 1.28125	$ 1.00	8/16/2022
Class M	10,580	10,580	264,500	5.250%	$ 1.31250	$ 1.00	12/20/2022
		19,580	$ 489,500				

The Company's Preferred Stock Depositary Shares for all classes are not convertible or exchangeable for any other property or securities of the Company.

Voting Rights

The Class L and M Preferred Stock rank pari passu as to voting rights, priority for receiving dividends and liquidation preference as set forth below.

As to any matter on which the Class L or M Preferred Stock may vote, including any actions by written consent, each share of the Class L or M Preferred Stock shall be entitled to 1,000 votes, each of which 1,000 votes may be directed separately by the holder thereof. With respect to each share of Class L or M Preferred Stock, the holder thereof may designate up to 1,000 proxies, with each such proxy having the right to vote a whole number of votes (totaling 1,000 votes per share of Class L or M Preferred Stock). As a result, each Class L or M Depositary Share is entitled to one vote.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, preferred stock holders are entitled to be paid, out of the assets of the Company legally available for distribution to its stockholders, a liquidation preference of $25,000 per share of Class L Preferred Stock and $25,000 per share of Class M Preferred Stock ($25.00 per each Class L and Class M Depositary Share), plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of the Company's common stock or any other capital stock that ranks junior to the preferred stock as to liquidation rights.

Common Stock

The Company has a share repurchase program, which is scheduled to expire February 29, 2024. Under this program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $300.0 million. The Company did not repurchase any shares under the share repurchase program during 2022 and 2021. As of December 31, 2022, the Company had $224.9 million available under this share repurchase program.

During August 2021, the Company established an at-the-market continuous offering program (the "ATM program") pursuant to which the Company may offer and sell from time-to-time shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $500.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may from time to time enter into separate forward sale agreements with one or more banks. During 2022, the Company issued 450,000 shares and received net proceeds after commissions of $11.3 million. During 2021, the Company issued 3.5 million shares and received net proceeds after commissions of $76.9 million. As of December 31, 2022, the Company had $411.0 million available under this ATM program.

In connection with the Merger, each Weingarten common share, issued and outstanding immediately prior to the effective time of the Merger, was converted into 1.408 shares of newly issued shares of Kimco common stock, resulting in approximately 179.9 million common shares being issued in connection with the Merger.

The Company, from time to time, repurchases shares of its common stock in amounts that offset new issuances of common stock relating to the exercise of stock options or the issuance of restricted stock awards. These repurchases may occur in open market purchases, privately negotiated transactions or otherwise subject to prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. During 2022, 2021 and 2020, the Company repurchased 567,450, 1,084,953 and 294,346 shares, respectively, relating to shares of common stock surrendered to the Company to satisfy statutory minimum tax withholding obligations relating to the vesting of restricted stock awards under the Company's equity-based compensation plans.

Convertible Units

The Company has various types of convertible units that were issued in connection with the purchase of operating properties (see Footnote 16 of the Notes to Consolidated Financial Statements). The amount of consideration that would be paid to unaffiliated holders of units issued from the Company's consolidated subsidiaries which are not mandatorily redeemable, as if the termination of these consolidated subsidiaries occurred on December 31, 2022, is $54.5 million. The Company has the option to settle such redemption in cash or shares of the Company's common stock. If the Company exercised its right to settle in common stock, the unit holders would receive 2.6 million shares of common stock.

Dividends Declared

The following table provides a summary of the dividends declared per share:

	Year Ended December 31,		
	2022	**2021**	**2020**
Common Stock	$ 0.84000	$ 0.68000	$ 0.54000
Class L Depositary Shares	$ 1.28125	$ 1.28125	1.28125
Class M Depositary Shares	$ 1.31250	$ 1.31250	1.31250

20. Supplemental Schedule of Non-Cash Investing/Financing Activities:

The following schedule summarizes the non-cash investing and financing activities of the Company for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	2022	2021	2020
Acquisition of real estate interests:			
Mortgages debt	$ 79,362	$ -	$ -
Other liabilities	$ 59,000	$ -	$ -
Redeemable noncontrolling interests	$ 79,663	$ -	$ -
Capital expenditures accrual	$ 29,079	$ 34,651	$ 37,411
Surrender of common stock	$ 13,790	$ 20,909	$ 5,395
Declaration of dividends paid in succeeding period	$ 5,326	$ 5,366	$ 5,366
Decrease in redeemable noncontrolling interests' carrying amount	$ -	$ (2,304)	$ (2,160)
Lease liabilities arising from obtaining operating right-of-use assets	$ -	$ 553	$ -
Allocation of fair value to noncontrolling interests	$ -	$ 2,068	$ -
Purchase price fair value adjustment to prepaid rent	$ -	$ 15,620	$ -
Decrease in noncontrolling interests from redemption of units for common stock	$ 1,613	$ 1,540	$ -
Weingarten Merger:			
Real estate assets	$ -	$ 5,627,469	$ -
Investments in and advances to real estate joint ventures	$ -	$ 585,382	$ -
Notes payable	$ -	$ (1,497,632)	$ -
Mortgages payable	$ -	$ (317,671)	$ -
Below-market leases	$ -	$ (119,373)	$ -
Noncontrolling interests	$ -	$ (177,039)	$ -
Other assets and liabilities, net	$ -	$ (154,775)	$ -
Lease liabilities arising from obtaining operating right-of-use assets	$ -	$ 32,569	$ -
Lease liabilities arising from obtaining financing right-of-use assets	$ -	$ 23,026	$ -
Common stock issued in exchange for Weingarten common shares	$ -	$ (3,738,735)	$ -
Consolidation of Joint Ventures:			
Increase in real estate and other assets, net	$ -	$ 506,266	$ -
Increase in mortgages payable, other liabilities and noncontrolling interests	$ -	$ 234,091	$ -
Deconsolidation of Joint Venture:			
Decrease in real estate and other assets, net	$ -	$ 300,099	$ -
Decrease in mortgages payable and other liabilities	$ -	$ 170,000	$ -

The following table provides a reconciliation of cash, cash equivalents and restricted cash recorded on the Company's Consolidated Balance Sheets to the Company's Consolidated Statements of Cash Flows (in thousands):

	As of December 31, 2022	As of December 31, 2021
Cash and cash equivalents	$ 146,970	$ 325,631
Restricted cash	2,859	9,032
Total cash, cash equivalents and restricted cash	$ 149,829	$ 334,663

21. Transactions with Related Parties:

Joint Ventures

The Company provides management services for shopping centers owned principally by affiliated entities and various real estate joint ventures in which certain stockholders of the Company have economic interests. Such services are performed pursuant to management agreements which provide for fees based upon a percentage of gross revenues from the properties and other direct costs incurred in connection with management of the centers. Substantially all of the Management and other fee income on the Company's Consolidated Statements of Income constitute fees earned from affiliated entities. Reference is made to Footnote 7 of the Notes to Consolidated Financial Statements for additional information regarding transactions with related parties.

During 2022, the Company purchased the General Partner's ownership interest in the KIR joint venture from Milton Cooper, Executive Chairman of the Board of Directors of the Company, for $0.1 million. There was no change in control as a result of this transaction.

Ripco

Ripco Real Estate Corp. ("Ripco") business activities include serving as a leasing agent and representative for national and regional retailers including Target, Best Buy, Kohl's and many others, providing real estate brokerage services and principal real estate investing. Todd Cooper, an officer and 50% shareholder of Ripco, is a son of Milton Cooper, Executive Chairman of the Board of Directors of the Company. During 2022, 2021 and 2020, the Company paid brokerage commissions of $0.3 million, $0.4 million and $0.5 million, respectively, to Ripco for services rendered primarily as leasing agent for various national tenants in shopping center properties owned by the Company.

Fifth Wall

During October 2021, Mary Hogan Preusse, a member of the Company's Board of Directors, joined Fifth Wall as a Senior Advisor. The Company holds an investment in the Fifth Wall's Climate Technology Fund with a commitment of up to $25.0 million, of which $14.5 million has been funded as of December 31, 2022 and a cost method investment of $1.5 million within Fifth Wall's Ventures SPV Fund as of December 31, 2022.

22. Commitments and Contingencies:

Letters of Credit

The Company has issued letters of credit in connection with the completion and repayment guarantees primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2022, these letters of credit aggregated $43.3 million.

Funding Commitments

The Company has investments, including Fifth Wall discussed above, with funding commitments of $30.4 million, of which $16.5 million has been funded as of December 31, 2022.

Other

In connection with the construction of its development and redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2022, there were $18.4 million in performance and surety bonds outstanding.

In connection with the Merger, the Company now provides a guaranty for the payment of any debt service shortfalls on the Sheridan Redevelopment Agency issued Series A bonds which are tax increment revenue bonds issued in connection with a development project in Sheridan, Colorado. These tax increment revenue bonds have a balance of $45.5 million outstanding at December 31, 2022. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts we may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company taken as a whole as of December 31, 2022.

23. Incentive Plans:

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan (the "2010 Plan" and together with the 2020 Plan, the "Plan") that expired in March 2020. The 2020 Plan provides for a maximum of 10.0 million shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments and deferred stock awards. At December 31, 2022, the Company had 6.9 million shares of common stock available for issuance under the 2020 Plan.

The Company accounts for equity awards in accordance with FASB's Compensation – Stock Compensation guidance which requires that all share-based payments to employees, including grants of employee stock options, restricted stock and performance shares, be recognized in the Consolidated Statements of Income over the service period based on their fair values. Fair value of performance awards is determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date. Fair value of restricted shares is based on the price on the date of grant.

The Company recognized expense associated with its equity awards of $26.6 million, $23.2 million and $23.7 million, for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the Company had $43.1 million of total unrecognized compensation cost related to unvested stock compensation granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.8 years.

Stock Options

During 2022, 2021 and 2020, the Company did not grant any stock options. Information with respect to stock options outstanding under the 2010 Plan for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Shares		Weighted-Average Exercise Price Per Share		Aggregate Intrinsic Value (in millions)
Options outstanding, January 1, 2020	1,297,936	$	19.60	$	2.0
Exercised	(63,365)	$	15.48	$	0.2
Forfeited	(72,250)	$	16.20		
Options outstanding, December 31, 2020	1,162,321	$	20.03	$	-
Exercised	(315,750)	$	19.19	$	1.1
Forfeited	(357,816)	$	19.01		
Options outstanding, December 31, 2021	488,755	$	21.48	$	1.5
Exercised	(205,871)	$	20.56	$	0.8
Forfeited	(750)	$	19.70		
Options outstanding, December 31, 2022	282,134	$	22.13	$	-
Options exercisable (fully vested)					
December 31, 2020	1,162,321	$	20.03	$	-
December 31, 2021	488,755	$	21.48	$	1.5
December 31, 2022	282,134	$	22.13	$	-

The exercise price per share for options outstanding as of December 31, 2022 ranges from $20.41 to $24.12. As of December 31, 2022, all of the Company's outstanding options were vested. The weighted-average remaining contractual life for options outstanding and exercisable as of December 31, 2022 was 0.2 years. Cash received from options exercised under the 2010 Plan was $4.2 million, $6.1 million and $1.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Restricted Stock

Information with respect to restricted stock under the Plan for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Restricted stock outstanding as of January 1,	2,347,608	2,394,825	2,367,843
Granted (1)	819,090	754,560	820,150
Vested	(511,772)	(759,665)	(784,120)
Forfeited	(48,956)	(42,112)	(9,048)
Restricted stock outstanding as of December 31,	2,605,970	2,347,608	2,394,825

(1) The weighted-average grant date fair value for restricted stock issued during the years ended December 31, 2022, 2021 and 2020 were $24.27, $17.81 and $18.67, respectively.

Restricted shares have the same voting rights as the Company's common stock and are entitled to a cash dividend per share equal to the Company's common dividend which is taxable as ordinary income to the holder. For the years ended December 31, 2022, 2021 and 2020, the dividends paid on unvested restricted shares were $2.5 million, $1.8 million and $2.2 million, respectively.

Performance Shares

Information with respect to performance share awards under the Plan for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Performance share awards outstanding as of January 1,	1,052,100	913,800	704,530
Granted (1)	458,660	545,380	506,720
Vested (2)	(506,720)	(407,080)	(297,450)
Performance share awards outstanding as of December 31,	1,004,040	1,052,100	913,800

(1) The weighted-average grant date fair value for performance shares issued during the years ended December 31, 2022, 2021 and 2020 were $31.19, $22.96 and $18.02, respectively.
(2) For the years ended December 31, 2022, 2021 and 2020, the corresponding common stock equivalent of these vested awards were 998,238, 814,160 and 594,900 shares, respectively.

The more significant assumptions underlying the determination of fair values for these performance awards granted during 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Stock price	$ 24.27	$ 17.87	$ 18.93
Dividend yield (1)	0%	0%	0%
Risk-free rate	1.72%	0.20%	1.42%
Volatility (2)	49.07%	48.41%	24.67%
Term of the award (years)	2.87	2.86	2.88

(1) Total Shareholder Returns, as used in the performance share awards computation, are measured based on cumulative dividend stock prices, as such a zero percent dividend yield is utilized.
(2) Volatility is based on the annualized standard deviation of the daily logarithmic returns on dividend-adjusted closing prices over the look-back period based on the term of the award.

Other

The Company maintains a 401(k)-retirement plan covering substantially all officers and employees, which permits participants to defer up to the maximum allowable amount determined by the Internal Revenue Service of their eligible compensation. This deferred compensation, together with Company matching contributions, which generally equal employee deferrals up to a maximum of 5% of their eligible compensation, is fully vested and funded as of December 31,

2022. The Company's contributions to the plan were $2.6 million, $2.4 million and $2.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company recognized severance costs associated with employee retirements and terminations during the years ended December 31, 2022, 2021 and 2020, of $1.5 million, $14.4 million (including $13.7 million of severance costs included in Merger charges on the Company's Consolidated Statements of Income) and $8.7 million, respectively.

24. Defined Benefit Plan:

As part of the Merger, the Company assumed sponsorship of Weingarten's noncontributory qualified cash balance retirement plan ("the Benefit Plan"). At the date of the Merger, the Benefit Plan was frozen and as a result no new benefits will be offered to employees who were not already part of the Benefit Plan on the Merger date. The Benefit Plan was terminated as of December 31, 2021. In connection with the termination, the Benefit Plan maintains a separate account for each participant. Annual additions to each participant's account includes an interest credit of 4.5% as the service credit was suspended upon the freeze. The participant data used in determining the liabilities and costs for the Benefit Plan was determined as of December 31, 2022.

The following table summarizes the measurement changes in the Benefit Plan's projected benefit obligation, plan assets and funded status, as well as the components of net periodic benefit costs, including key assumptions, from January 1, 2022 through December 31, 2022 (in thousands):

	2022	2021*
Change in Projected Benefit Obligation:		
Benefit obligation at beginning of period	$ 36,995	$ 73,081
Interest cost	1,052	762
Settlement payments	-	(29,107)
Actuarial gain	(9,781)	(6,831)
Benefit payments	(2,101)	(910)
Benefit obligation at end of period	$ 26,165	$ 36,995
Change in Plan Assets:		
Fair value of plan assets at beginning of period	$ 43,653	$ 74,025
Actual return on plan assets	(966)	642
Settlement payments	-	(30,104)
Benefit payments	(2,101)	(910)
Fair value of plan assets at end of period	$ 40,586	$ 43,653
Funded status at end of period (included in Accounts and notes receivable)	$ 14,421	$ 6,658
Accumulated benefit obligation	$ 26,165	$ 36,995
Net gain recognized in Accumulated other comprehensive income	$ 10,581	$ 2,216

* For the year ended December 31, 2021, the measurement changes are from the date of Merger.

The components of net periodic benefit income/(cost), included in Other income, net in the Company's Consolidated Statements of Income for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Interest cost	$ (1,052)	$ (750)
Expected return on plan assets	413	2,125
Amortization of net gain	37	-
Settlement gain	-	2,216
Total	$ (602)	$ 3,591

The weighted-average assumptions used to determine the benefit obligation as of December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	4.88%	2.43%
Salary scale increases	N/A	N/A
Interest credit rate for cash balance plan	4.50%	4.50%

The selection of the discount rate is made after comparison to yields based on cash investments. The long-term rate of return is a composite rate for the Benefit Plan. It is derived as the sum of the percentages invested in each principal asset class included in the portfolio multiplied by their respective expected rates of return. The Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the Benefit Plan portfolio. This analysis resulted in the selection of 1.00% as the long-term rate of return assumption for the year ended December 31, 2022.

No contributions are anticipated to be made to the Benefit Plan during 2023. The expected benefit payments for the next 10 years for the Benefit Plan is as follows (in millions):

	2023	2024	2025	2026	2027	2028 - 2032
Benefit payments	$ 6.4	$ 2.0	$ 1.9	$ 1.9	$ 1.8	$ 8.2

Since termination of the Benefit Plan as of December 31, 2021, the Benefit Plan's investment policy has changed to address the short-term capital needs for liquidation of the plan assets, as well as consider the market volatility risks by investing in and holding liquid assets, such as cash and short-term investments on hand, in order to satisfy the projected benefit obligation. The fair value of plan assets was determined based on publicly quoted market prices for identical assets, which are all classified as Level 1 observable inputs. The fair value and allocation of the plan assets as of December 31, 2022 and 2021 were as follows (in thousands):

	2022		2021	
	Fair Value	Asset Allocation	Fair Value	Asset Allocation
Cash and short-term investments	$ 40,586	100.0%	$ 26,246	60.1%
Large company funds	-	-	7,130	16.3%
Mid company funds	-	-	662	1.5%
Small company funds	-	-	1,958	4.5%
International funds	-	-	1,972	4.5%
Fixed income funds	-	-	4,260	9.8%
Growth funds	-	-	1,425	3.3%
Total	$ 40,586	100.0%	$ 43,653	100.0%

25. Income Taxes:

The Company elected to qualify as a REIT in accordance with the Code commencing with its taxable year which began January 1, 1992. To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to annually distribute at least 90% of its net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income, including any net capital gains. Management intends to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate federal income tax, provided that dividends to its stockholders equal at least the amount of its REIT taxable income. If the Company were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and would not be permitted to elect REIT status for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state and local income taxes. The Company is also subject to local taxes on certain non-U.S. investments.

Reconciliation between GAAP Net Income and Federal Taxable Income

The following table reconciles GAAP net income to taxable income for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	2022 (Estimated)	2021 (Actual)	2020 (Actual)
GAAP net income attributable to the Company	$ 125,976	$ 844,059	$ 1,000,833
GAAP net (income)/loss attributable to TRSs	(6,251)	(23,365)	(956)
GAAP net income from REIT operations (1)	119,725	820,694	999,877
Federal income taxes	47,302	-	-
Net book depreciation in excess of tax depreciation	130,678	77,951	(55,072)
Deferred/prepaid/above-market and below-market rents, net	(38,810)	(31,666)	(16,632)
Fair market value debt amortization	(38,303)	(17,961)	(3,847)
Book/tax differences from executive compensation	23,248	19,882	10,388
Book/tax differences from equity awards	(7,846)	(3,714)	5,640
Book/tax differences from defined benefit plan	-	(2,948)	-
Book/tax differences from investments in and advances to real estate joint ventures	18,020	16,030	40,176
Book/tax differences from sale of properties	217,797	(50,955)	(10,547)
Book/tax differences from accounts receivable	(8,566)	(17,707)	44,193
Book adjustment to property carrying values and marketable equity securities	335,233	(503,847)	(589,698)
Taxable currency exchange gain/(loss), net	198	1,945	(29)
Tangible property regulation deduction	(61,492)	-	(48,194)
GAAP change in ownership of joint venture interests	45,767	(5,607)	-
Dividends from TRSs	145	23,314	2
Severance accrual	(1,933)	(5,608)	5,874
Other book/tax differences, net (2)	(2,650)	(20,299)	(5069)
Adjusted REIT taxable income	$ 778,513	$ 299,504	$ 377,062

Certain amounts in the prior periods have been reclassified to conform to the current year presentation in the table above.

(1) All adjustments to "GAAP net income from REIT operations" are net of amounts attributable to noncontrolling interests and TRSs.
(2) Includes Merger related costs of $20.7 million for the year ended December 31, 2021.

Characterization of Distributions

The following characterizes distributions paid for tax purposes for the years ended December 31, 2022, 2021 and 2020, (amounts in thousands):

	2022		2021		2020	
Preferred L Dividends						
Ordinary income	$ 9,657	84%	$ 11,185	97%	$ 4,382	38%
Capital gain	1,839	16%	346	3%	7,149	62%
	$ 11,496	100%	$ 11,531	100%	$ 11,531	100%
Preferred M Dividends						
Ordinary income	$ 11,615	84%	$ 13,469	97%	$ 5,277	38%
Capital gain	2,212	16%	417	3%	8,609	62%
	$ 13,827	100%	$ 13,886	100%	$ 13,886	100%
Common Dividends						
Ordinary income	$ 418,725	81%	$ 273,272	77%	$ 133,849	38%
Capital gain	82,711	16%	10,647	3%	214,863	61%
Return of capital	15,508	3%	70,980	20%	3,522	1%
	$ 516,944	100%	$ 354,899	100%	$ 352,234	100%
Total dividends distributed for tax purposes	$ 542,267		$ 380,316		$ 377,651	

For the year ended December 31, 2022, the Company elected to retain the proceeds from the sale of ACI stock for general corporate purposes in lieu of distributing to its shareholders. This undistributed long-term capital gain is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company for 2022. The allocable share of the long-term capital gain and the federal tax credit will be reported to direct holders of Kimco common shares, on Form 2439, and to others in year-end reporting documents issued by brokerage firms if Kimco shares are held in a brokerage account. For the years ended December 31, 2021 and 2020 cash dividends paid for tax purposes were equivalent to, or in excess of, taxable income.

Taxable REIT Subsidiaries and Taxable Entities

The Company is subject to federal, state and local income taxes on income reported through its TRS activities, which include wholly owned subsidiaries of the Company. The Company's TRSs include Kimco Realty Services II, Inc. ("KRS"), FNC Realty Corporation, Kimco Insurance Company (collectively "KRS Consolidated") and the consolidated entity, Blue Ridge Real Estate Company/Big Boulder Corporation. In connection with the Merger, the Company acquired Weingarten/Investments Inc. ("WII"), a TRS of Weingarten.

The Company is subject to local non-U.S. taxes on certain investments located outside the U.S. In general, under local country law applicable to the entity ownership structures the Company has in place and applicable tax treaties, the repatriation of cash to the Company from its subsidiaries and joint ventures in Canada are generally subject to withholding tax, but entities in Puerto Rico and Mexico generally are not subject to withholding tax. The Company is subject to and includes in its tax provision non-U.S. income taxes on certain investments located in jurisdictions outside the U.S. These investments are primarily held by the Company at the REIT level and not in the Company's TRSs. Accordingly, the Company does not expect a U.S. income tax impact associated with the repatriation of undistributed earnings from the Company's foreign subsidiaries.

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities. The Company's (provision)/benefit for income taxes relating to the Company for the years ended December 31, 2022, 2021 and 2020, are summarized as follows (in thousands):

	2022	2021	2020
TRSs and taxable entities	$ 533	$ (3,380)	$ 522
REIT (1)	(57,187)	-	(1,500)
Total tax provision	$ (56,654)	$ (3,380)	$ (978)

(1) During 2022, the Company sold shares of ACI and recognized a long-term capital gain for tax purposes of $251.5 million. The Company elected to retain the proceeds from this stock sale for general corporate purposes and pay corporate income tax on the taxable gain. The Company accrued and paid federal taxes of $47.3 million and estimated state and local taxes of $9.9 million on this undistributed long term capital gain. This undistributed long-term capital gain is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company for 2022. The allocable share of the long-term capital gain and the federal tax credit will be reported to direct holders of Kimco common stock, on Form 2439, and to others in year-end reporting documents issued by brokerage firms if the Company's common stock is held in a brokerage account.

Deferred Tax Assets, Liabilities and Valuation Allowances

The Company's deferred tax assets and liabilities at December 31, 2022 and 2021, were as follows (in thousands):

	2022	2021
Deferred tax assets:		
Tax/GAAP basis differences	$ 4,165	$ 3,286
Net operating losses (1)	1,836	4,580
Tax credit carryforwards (2)	-	2,340
Valuation allowance	-	(4,067)
Total deferred tax assets	6,001	6,139
Deferred tax liabilities	(6,551)	(8,058)
Net deferred tax liabilities	$ (550)	$ (1,919)

(1) Net operating losses do not expire.
(2) Expiration dates ranging from 2027 to 2035.

The major differences between the GAAP basis of accounting and the basis of accounting used for federal and state income tax reporting consist of impairment charges recorded for GAAP purposes, but not recognized for tax purposes, depreciation and amortization, rental revenue recognized on the straight-line method for GAAP, reserves for doubtful accounts, above-market and below-market lease amortization, differences in GAAP and tax basis of assets sold, and the period in which certain gains were recognized for tax purposes, but not yet recognized under GAAP.

Deferred tax assets and deferred tax liabilities are included in the captions Other assets and Other liabilities on the Company's Consolidated Balance Sheets at December 31, 2022 and 2021.

Under GAAP a reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the evidence available, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. Effective August 1, 2016, the Company merged Kimco Realty Services, Inc. ("KRSI"), a TRS holding REIT qualifying real estate, into a wholly owned LLC (the "TRS Merger") and KRSI was dissolved. As a result of the TRS Merger, the Company determined that the realization of its then net deferred tax assets was not deemed more likely than not and as such, the Company recorded a full valuation allowance against these net deferred tax assets that existed at the time of the Merger. During the year ended December 31, 2022, the Company was able to utilize the deferred tax assets to reduce the tax liability on the undistributed long term capital gain.

Uncertain Tax Positions

The Company is subject to income tax in certain jurisdictions outside the U.S., principally Canada and Mexico. The statute of limitations on assessment of tax varies from three to seven years depending on the jurisdiction and tax issue. Tax returns filed in each jurisdiction are subject to examination by local tax authorities. The Company concluded audits by the Canadian Revenue Agency, which resulted in no adjustments or assessments. The Company had accrued $1.4 million of non-current uncertain tax positions and related interest under the provisions of the authoritative guidance that addresses accounting for income taxes at December 31, 2021, which was included in Other liabilities on the Company's Consolidated Balance Sheets. Due to the expiration of the statute of limitations with respect to these uncertain tax positions, the $1.4 million accrual was reversed in the year ended December 31, 2022. The Company does not believe that the total amount of unrecognized tax benefits as of December 31, 2022, will significantly increase or decrease within the next 12 months.

26. Captive Insurance Company:

In October 2007, the Company formed a wholly owned captive insurance company, KIC, which provides general liability insurance coverage for all losses below the deductible under the Company's third party liability insurance policy. The Company created KIC as part of its overall risk management program and to stabilize its insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company capitalized KIC in accordance with the applicable regulatory requirements. KIC established annual premiums based on projections derived from the past loss experience of the Company's properties. KIC has engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to KIC may be adjusted based on this estimate. Like premiums paid to third-party insurance companies, premiums paid to KIC may be reimbursed by tenants pursuant to specific lease terms. KIC assumes occurrence basis general liability coverage (not including casualty loss or business interruption) for the Company and its affiliates under the terms of a reinsurance agreement entered into by KIC and the reinsurance provider.

From October 1, 2007 through December 31, 2022, KIC assumes 100% of the first $250,000 per occurrence risk layer. This coverage is subject to annual aggregates ranging between $7.8 million and $11.5 million per policy year. The annual aggregate is adjustable based on the amount of audited square footage of the insureds' locations and can be adjusted for subsequent program years. Defense costs erode the stated policy limits. KIC is required to pay the reinsurance provider for unallocated loss adjustment expenses an amount ranging between 8.0% and 12.2% of incurred losses for the policy periods ending September 30, 2008 through February 1, 2021. Beginning February 1, 2021 through February 1, 2023, ULAE is billed on a fee per claim basis ranging between $53 and $1,523 based on the claim type. These amounts do not erode the Company's per occurrence or aggregate limits.

In connection with the Merger, the Company acquired U.S. Fire & Indemnity Company ("US Fire"), a captive insurance company which was wholly owned by Weingarten. US Fire began providing direct coverage to Weingarten with limits of $100,000 per occurrence for all other perils except for flood, named windstorm and earthquake, which had a $5,000,000 annual aggregate. The coverage was cancelled upon the effective date of the Merger. In addition, US Fire assumed general liability coverage from a third-party reinsurer, with limits of $250,000 per occurrence with a $2,000,000 annual aggregate. The reinsurance arrangement was terminated effective as of the Merger date and all risks were assumed by KIC's reinsurance provider. Effective December 15, 2021, US Fire merged into KIC, with KIC continuing as the surviving company.

As of December 31, 2022, the Company maintained letters of credit in the amount of $27.1 million issued in favor of the reinsurance provider to provide security for the Company's obligations under its agreements with the reinsurance providers.

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2022 and 2021, is summarized as follows (in thousands):

	2022	2021
Balance at the beginning of the year	$ 19,655	$ 13,742
Incurred related to:		
Current year	5,694	5,375
Prior years (1)	125	5,281
Total incurred	5,819	10,656
Paid related to:		
Current year	(645)	(759)
Prior years	(4,627)	(3,984)
Total paid	(5,272)	(4,743)
Balance at the end of the year	$ 20,202	$ 19,655

(1) Relates to changes in estimates in insured events in the prior years, incurred losses and loss adjustment expenses. For the year ended December 31, 2021, includes $5.3 million of liability incurred as a result of the Merger.

27. Accumulated Other Comprehensive Income ("AOCI"):

The following table displays the change in the components of AOCI for the years ended December 31, 2021 and 2022:

	Unrealized Gains Related to Defined Benefit Plan
Balance as of January 1, 2021	$ -
Other comprehensive income before reclassifications	2,216
Amounts reclassified from AOCI	-
Net current-period other comprehensive income	2,216
Balance as of December 31, 2021	2,216
Other comprehensive income before reclassifications	8,365
Amounts reclassified from AOCI	-
Net current-period other comprehensive income	8,365
Balance as of December 31, 2022	$ 10,581

28. Earnings Per Share:

The following table sets forth the reconciliation of earnings and the weighted-average number of shares used in the calculation of basic and diluted earnings per share (amounts presented in thousands, except per share data):

	For the Year Ended December 31,		
	2022	2021	2020
Computation of Basic and Diluted Earnings Per Share:			
Net income available to the Company's common shareholders	$ 100,758	$ 818,643	$ 975,417
Change in estimated redemption value of redeemable noncontrolling interests	-	2,304	2,160

Earnings attributable to participating securities		(2,182)	(5,346)	(6,347)
Net income available to the Company's common shareholders for basic earnings per share		98,576	815,601	971,230
Distributions on convertible units		-	3,087	161
Net income available to the Company's common shareholders for diluted earnings per share	$	98,576 $	818,688 $	971,391
Weighted average common shares outstanding – basic		615,528	506,248	429,950
Effect of dilutive securities (1):				
Equity awards		2,283	2,422	1,475
Assumed conversion of convertible units		47	2,715	208
Weighted average common shares outstanding – diluted		617,858	511,385	431,633
Net income available to the Company's common shareholders:				
Basic earnings per share	$	0.16 $	1.61 $	2.26
Diluted earnings per share	$	0.16 $	1.60 $	2.25

(1) The effect of the assumed conversion of certain convertible units had an anti-dilutive effect upon the calculation of Net income available to the Company's common shareholders per share. Accordingly, the impact of such conversions has not been included in the determination of diluted earnings per share calculations. Additionally, there were 0.3 million, 0 million and 1.2 million stock options that were not dilutive as of December 31, 2022, 2021 and 2020, respectively.

The Company's unvested restricted share awards contain non-forfeitable rights to distributions or distribution equivalents. The impact of the unvested restricted share awards on earnings per share has been calculated using the two-class method whereby earnings are allocated to the unvested restricted share awards based on dividends declared and the unvested restricted shares' participation rights in undistributed earnings.

29. Subsequent Events:

Prior to January 1, 2023, the business of Kimco Realty Corporation (the "Company") was conducted through a predecessor entity also known as Kimco Realty Corporation (the "Predecessor"). On December 14, 2022, the Predecessor's Board of Directors approved the reorganization (the "Reorganization") of the Predecessor's business into an umbrella partnership real estate investment trust, or "UPREIT". On January 1, 2023, to effect the Reorganization, the Company completed a merger (the "UPREIT Merger") with KRC Merger Sub Corp. ("Merger Sub"), which was a Maryland corporation and wholly-owned subsidiary of the Company (formerly known as New KRC Corp.) (the "Parent Company"), which was a Maryland corporation and wholly-owned subsidiary of the Predecessor. Pursuant to the UPREIT Merger, Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving entity and a wholly-owned subsidiary of the Parent Company, and each outstanding share of capital stock of the Predecessor was converted into one equivalent share of capital stock of the Parent Company (each of which has continued to trade under their respective existing ticker symbol with the same rights, powers and limitations that existed immediately prior to the Reorganization). Effective as of January 3, 2023, the Predecessor converted into a limited liability company, organized in the State of Delaware, known as Kimco Realty OP, LLC ("Kimco OP"). In connection with the Reorganization, the Parent Company changed its name to Kimco Realty Corporation, and replaced the Predecessor as the New York Stock Exchange-listed public company.

Following the Reorganization, substantially all of the Company's assets are held by, and substantially all of the Company's operations are conducted through, Kimco OP (either directly or through its subsidiaries), as the Company's operating company, and the Company is the managing member of Kimco OP. The officers and directors of the Company are the same as the officers and directors of the Predecessor as immediately prior to the Reorganization.

See Footnote 9 of the Company's Consolidated Financial Statements for discussion of the ACI special dividend.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	Balance at beginning of period	Charged to expenses	Adjustments to valuation accounts	Deductions	Balance at end of period
Year Ended December 31, 2022					
Allowance for uncollectable accounts (1)	$ 8,339	$ -	$ -	$ (1,357)	$ 6,982
Allowance for deferred tax asset	$ 4,067	$ -	$ (4,067)	$ -	$ -
Year Ended December 31, 2021					
Allowance for uncollectable accounts (1)	$ 22,377	$ -	$ -	$ (14,038)	$ 8,339
Allowance for deferred tax asset	$ 36,957	$ -	$ (32,890)	$ -	$ 4,067
Year Ended December 31, 2020					
Allowance for uncollectable accounts (1)	$ -	$ 22,377	$ -	$ -	$ 22,377
Allowance for deferred tax asset	$ 42,703	$ -	$ (5,746)	$ -	$ 36,957

(1)   Includes allowances on accounts receivable and straight-line rents.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
SHOPPING CENTERS											
ARCADIA BILTMORE PLAZA	AZ	$ 850	$ 1,212	$ 9	$ 850	$ 1,221	$ 2,071	$ 191	$ 1,880	$ -	2021(A)
BELL CAMINO CENTER	AZ	2,427	6,439	956	2,427	7,395	9,822	2,772	7,050	-	2012(A)
BELL CAMINO-SAFEWAY PARCEL	AZ	1,104	4,574	-	1,104	4,574	5,678	533	5,145	-	2019(A)
BROADWAY MARKETPLACE	AZ	3,517	10,303	511	3,518	10,813	14,331	919	13,412	-	2021(A)
CAMELBACK MILLER PLAZA	AZ	6,236	29,230	798	6,237	30,027	36,264	2,742	33,522	-	2021(A)
CAMELBACK VILLAGE SQUARE	AZ	-	13,038	414	-	13,452	13,452	1,147	12,305	-	2021(A)
CHRISTOWN SPECTRUM	AZ	33,831	91,004	16,234	76,639	64,430	141,069	19,295	121,774	-	2015(A)
COLLEGE PARK SHOPPING CENTER	AZ	3,277	7,741	1,269	3,277	9,010	12,287	3,645	8,642	-	2011(A)
DESERT VILLAGE	AZ	6,465	22,025	(36)	6,465	21,989	28,454	1,764	26,690	-	2021(A)
ENTRADA DE ORO PLAZA	AZ	5,700	11,044	5	5,700	11,049	16,749	1,021	15,728	-	2021(A)
FOUNTAIN PLAZA	AZ	4,794	20,373	52	4,794	20,425	25,219	1,191	24,028	-	2021(A)
MADERA VILLAGE	AZ	3,980	8,110	57	3,980	8,167	12,147	805	11,342	-	2021(A)
MADISON VILLAGE MARKETPLACE	AZ	4,090	18,343	204	4,090	18,547	22,637	1,483	21,154	-	2021(A)
MESA RIVERVIEW	AZ	15,000	-	142,787	308	157,479	157,787	74,754	83,033	-	2005(C)
METRO SQUARE	AZ	4,101	16,411	2,634	4,101	19,045	23,146	11,692	11,454	-	1998(A)
MONTE VISTA VILLAGE CENTER	AZ	4,064	8,344	2	4,064	8,346	12,410	673	11,737	-	2021(A)
NORTH VALLEY	AZ	6,862	18,201	15,053	4,796	35,320	40,116	8,277	31,839	-	2011(A)
PLAZA AT MOUNTAINSIDE	AZ	2,450	9,802	2,452	2,450	12,254	14,704	8,103	6,601	-	1997(A)
PLAZA DEL SOL	AZ	5,325	21,270	1,791	4,578	23,808	28,386	11,542	16,844	-	1998(A)
PUEBLO ANOZIRA	AZ	7,734	27,063	31	7,734	27,094	34,828	2,020	32,808	12,218	2021(A)
RAINTREE RANCH CENTER	AZ	7,720	30,743	(20)	7,720	30,723	38,443	2,023	36,420	-	2021(A)
RED MOUNTAIN GATEWAY	AZ	4,653	10,410	217	4,653	10,627	15,280	1,204	14,076	-	2021(A)
SCOTTSDALE HORIZON	AZ	8,191	36,728	1,080	8,191	37,808	45,999	2,440	43,559	-	2021(A)
SCOTTSDALE WATERFRONT	AZ	15,872	30,112	(199)	15,872	29,913	45,785	2,232	43,553	-	2021(A)
SHOPPES AT BEARS PATH	AZ	3,445	2,874	45	3,445	2,919	6,364	354	6,010	-	2021(A)
SQUAW PEAK PLAZA	AZ	2,515	17,021	88	2,515	17,109	19,624	1,492	18,132	-	2021(A)
VILLAGE CROSSROADS	AZ	5,663	24,981	1,413	5,663	26,394	32,057	8,382	23,675	-	2011(A)
280 METRO CENTER	CA	38,735	94,903	733	38,735	95,636	134,371	20,295	114,076	-	2015(A)
580 MARKET PLACE	CA	12,769	48,768	32	12,769	48,800	61,569	2,687	58,882	-	2021(A)
8000 SUNSET STRIP S.C.	CA	43,012	85,115	721	43,012	85,836	128,848	6,964	121,884	-	2021(A)
AAA BUILDING AT STEVENS CREEK	CA	1,661	3,114	-	1,661	3,114	4,775	195	4,580	-	2021(A)
ANAHEIM PLAZA	CA	34,228	73,765	5,171	34,228	78,936	113,164	6,381	106,783	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
BLACK MOUNTAIN VILLAGE	CA	4,678	11,913	2,154	4,678	14,067	18,745	5,997	12,748	-	2007(A)
BROOKHURST CENTER	CA	10,493	31,358	4,205	22,300	23,756	46,056	6,417	39,639	-	2016(A)
BROOKVALE SHOPPING CENTER	CA	14,050	19,771	1,226	14,050	20,997	35,047	1,620	33,427	-	2021(A)
CAMBRIAN PARK PLAZA	CA	41,258	2,015	1,490	41,258	3,505	44,763	1,168	43,595	-	2021(A)
CENTERWOOD PLAZA	CA	10,981	10,702	85	10,981	10,787	21,768	979	20,789	-	2021(A)
CHICO CROSSROADS	CA	9,976	30,535	(5,393)	7,905	27,213	35,118	12,086	23,032	-	2008(A)
CHINO HILLS MARKETPLACE	CA	17,702	72,529	147	17,702	72,676	90,378	5,165	85,213	-	2021(A)
CITY HEIGHTS	CA	10,687	28,325	(442)	13,909	24,661	38,570	6,426	32,144	-	2012(A)
CORONA HILLS PLAZA	CA	13,361	53,373	12,796	13,361	66,169	79,530	41,900	37,630	-	1998(A)
COSTCO PLAZA - 541	CA	4,996	19,983	601	4,996	20,584	25,580	13,175	12,405	-	1998(A)
CREEKSIDE CENTER	CA	3,871	11,563	914	5,154	11,194	16,348	2,049	14,299	-	2016(A)
CROCKER RANCH	CA	7,526	24,878	112	7,526	24,990	32,516	5,920	26,596	-	2015(A)
CUPERTINO VILLAGE	CA	19,886	46,535	27,695	19,886	74,230	94,116	26,513	67,603	-	2006(A)
EL CAMINO PROMENADE	CA	7,372	37,592	4,244	7,372	41,836	49,208	2,425	46,783	-	2021(A)
FREEDOM CENTRE	CA	8,933	18,622	81	8,933	18,703	27,636	1,672	25,964	-	2021(A)
FULTON MARKET PLACE	CA	2,966	6,921	16,707	6,280	20,314	26,594	6,197	20,397	-	2005(A)
GATEWAY AT DONNER PASS	CA	4,516	8,319	14,682	8,759	18,758	27,517	3,435	24,082	-	2015(A)
GATEWAY PLAZA	CA	18,372	65,851	73	18,372	65,924	84,296	4,589	79,707	23,944	2021(A)
GREENHOUSE MARKETPLACE	CA	10,976	27,721	(68)	10,976	27,653	38,629	2,649	35,980	-	2021(A)
GREENHOUSE MARKETPLACE II	CA	5,346	7,188	(566)	5,346	6,622	11,968	649	11,319	-	2021(A)
HOME DEPOT PLAZA	CA	4,592	18,345	2	4,592	18,347	22,939	11,727	11,212	-	1998(A)
KENNETH HAHN PLAZA	CA	4,115	7,661	(865)	-	10,911	10,911	4,908	6,003	-	2010(A)
LA MIRADA THEATRE CENTER	CA	8,817	35,260	(291)	6,889	36,897	43,786	22,863	20,923	-	1998(A)
LA VERNE TOWN CENTER	CA	8,414	23,856	12,766	16,362	28,674	45,036	8,089	36,947	-	2014(A)
LABAND VILLAGE SHOPPING CENTER	CA	5,600	13,289	(1,005)	5,607	12,277	17,884	7,005	10,879	-	2008(A)
LAKEWOOD PLAZA	CA	1,294	3,669	(3,574)	-	1,389	1,389	847	542	-	2014(A)
LAKEWOOD VILLAGE	CA	8,597	24,375	(221)	11,683	21,068	32,751	6,373	26,378	-	2014(A)
LINCOLN HILLS TOWN CENTER	CA	8,229	26,127	443	8,229	26,570	34,799	7,377	27,422	-	2015(A)
LINDA MAR SHOPPING CENTER	CA	16,549	37,521	5,068	16,549	42,589	59,138	11,953	47,185	-	2014(A)
MADISON PLAZA	CA	5,874	23,476	4,943	5,874	28,419	34,293	15,722	18,571	-	1998(A)
NORTH COUNTY PLAZA	CA	10,205	28,934	501	20,895	18,745	39,640	5,394	34,246	-	2014(A)
NOVATO FAIR S.C.	CA	9,260	15,600	2,130	9,260	17,730	26,990	7,981	19,009	-	2009(A)
ON THE CORNER AT STEVENS CREEK	CA	1,825	4,641	-	1,825	4,641	6,466	324	6,142	-	2021(A)
PLAZA DI NORTHRIDGE	CA	12,900	40,575	1,291	12,900	41,866	54,766	17,878	36,888	-	2005(A)
POWAY CITY CENTRE	CA	5,855	13,792	9,208	7,248	21,607	28,855	11,283	17,572	-	2005(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
RANCHO PENASQUITOS TOWNE CTR I	CA	14,852	20,342	792	14,852	21,134	35,986	5,146	30,840	-	2015(A)
RANCHO PENASQUITOS TWN CTR II	CA	12,945	20,324	805	12,945	21,129	34,074	5,005	29,069	-	2015(A)
RANCHO PENASQUITOS-VONS PROP.	CA	2,918	9,146	-	2,918	9,146	12,064	993	11,071	-	2019(A)
RANCHO SAN MARCOS VILLAGE	CA	9,050	29,357	5,749	9,483	34,673	44,156	1,721	42,435	-	2021(A)
REDWOOD CITY PLAZA	CA	2,552	6,215	5,901	2,552	12,116	14,668	3,364	11,304	-	2009(A)
SAN DIEGO CARMEL MOUNTAIN	CA	5,323	8,874	(1,955)	5,323	6,919	12,242	2,584	9,658	-	2009(A)
SAN MARCOS PLAZA	CA	1,883	12,044	2,580	1,883	14,624	16,507	772	15,735	-	2021(A)
SANTEE TROLLEY SQUARE	CA	40,209	62,964	519	40,209	63,483	103,692	21,856	81,836	-	2015(A)
SILVER CREEK PLAZA	CA	33,541	53,176	96	33,541	53,272	86,813	3,656	83,157	-	2021(A)
SOUTH NAPA MARKET PLACE	CA	1,100	22,159	21,689	23,119	21,829	44,948	13,846	31,102	-	2006(A)
SOUTHAMPTON CENTER	CA	10,289	64,096	(163)	10,289	63,933	74,222	4,080	70,142	20,550	2021(A)
STANFORD RANCH	CA	10,584	30,007	3,069	9,983	33,677	43,660	7,834	35,826	-	2014(A)
STEVENS CREEK CENTRAL S.C.	CA	41,818	45,886	37	41,818	45,923	87,741	3,553	84,188	-	2021(A)
STONY POINT PLAZA	CA	10,361	38,054	(221)	10,361	37,833	48,194	2,390	45,804	-	2006(A)
TRUCKEE CROSSROADS	CA	2,140	28,325	(18,388)	2,140	9,937	12,077	6,387	5,690	482	2006(A)
WESTLAKE SHOPPING CENTER	CA	16,174	64,819	110,511	16,174	175,330	191,504	73,429	118,075	-	2002(A)
WESTMINSTER CENTER	CA	60,428	64,973	238	60,428	65,211	125,639	7,890	117,749	49,285	2021(A)
WHITTWOOD TOWN CENTER	CA	57,136	105,815	4,175	57,139	109,987	167,126	24,625	142,501	-	2017(A)
CROSSING AT STONEGATE	CO	11,909	33,111	131	11,909	33,242	45,151	2,195	42,956	-	2021(A)
DENVER WEST 38TH STREET	CO	161	647	335	161	982	1,143	745	398	-	1998(A)
EAST BANK S.C.	CO	1,501	6,180	6,437	1,501	12,617	14,118	5,041	9,077	-	1998(A)
EDGEWATER MARKETPLACE	CO	7,807	32,706	457	7,807	33,163	40,970	1,909	39,061	-	2021(A)
ENGLEWOOD PLAZA	CO	806	3,233	1,020	806	4,253	5,059	2,549	2,510	-	1998(A)
GREELEY COMMONS	CO	3,313	20,070	4,084	3,313	24,154	27,467	6,742	20,725	-	2012(A)
HERITAGE WEST S.C.	CO	1,527	6,124	2,783	1,527	8,907	10,434	5,174	5,260	-	1998(A)
HIGHLANDS RANCH II	CO	3,515	11,756	1,263	3,515	13,019	16,534	4,264	12,270	-	2013(A)
HIGHLANDS RANCH VILLAGE S.C.	CO	8,135	21,580	1,002	5,337	25,380	30,717	6,745	23,972	-	2011(A)
LOWRY TOWN CENTER	CO	3,271	32,685	290	3,271	32,975	36,246	1,982	34,264	-	2021(A)
MARKET AT SOUTHPARK	CO	9,783	20,780	5,704	9,783	26,484	36,267	7,626	28,641	-	2011(A)
NORTHRIDGE SHOPPING CENTER	CO	4,933	16,496	2,933	8,934	15,428	24,362	4,426	19,936	-	2013(A)
QUINCY PLACE S.C.	CO	1,148	4,608	2,715	1,148	7,323	8,471	4,625	3,846	-	1998(A)
RIVER POINT AT SHERIDAN	CO	13,223	30,444	243	12,331	31,579	43,910	4,156	39,754	-	2021(A)
RIVER POINT AT SHERIDAN II	CO	1,255	4,231	-	1,255	4,231	5,486	321	5,165	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
VILLAGE CENTER - HIGHLAND RANCH	CO	1,140	2,660	284	1,140	2,944	4,084	697	3,387	-	2014(A)
VILLAGE CENTER WEST	CO	2,011	8,361	791	2,011	9,152	11,163	2,506	8,657	-	2011(A)
VILLAGE ON THE PARK	CO	2,194	8,886	20,340	3,018	28,402	31,420	8,771	22,649	-	1998(A)
BRIGHT HORIZONS	CT	1,212	4,611	84	1,212	4,695	5,907	1,623	4,284	-	2012(A)
HAMDEN MART	CT	13,668	40,890	6,414	14,226	46,746	60,972	12,255	48,717	18,317	2016(A)
HOME DEPOT PLAZA	CT	7,705	30,798	3,971	7,705	34,769	42,474	20,797	21,677	-	1998(A)
NEWTOWN S.C.	CT	-	15,635	422	-	16,057	16,057	3,524	12,533	-	2014(A)
WEST FARM SHOPPING CENTER	CT	5,806	23,348	20,007	7,585	41,576	49,161	22,138	27,023	-	1998(A)
WILTON CAMPUS	CT	10,169	31,893	1,789	10,169	33,682	43,851	9,818	34,033	-	2013(A)
WILTON RIVER PARK SHOPPING CTR	CT	7,155	27,509	864	7,155	28,373	35,528	7,908	27,620	-	2012(A)
BRANDYWINE COMMONS	DE	-	36,057	(770)	-	35,287	35,287	8,912	26,375	-	2014(A)
CAMDEN SQUARE	DE	123	67	4,756	3,024	1,922	4,946	310	4,636	-	2003(A)
PROMENADE AT CHRISTIANA	DE	14,372	-	6,422	8,340	12,454	20,794	960	19,834	-	2014(C)
ARGYLE VILLAGE	FL	5,228	36,814	236	5,228	37,050	42,278	3,165	39,113	-	2021(A)
BELMART PLAZA	FL	1,656	3,394	5,751	1,656	9,145	10,801	2,018	8,783	-	2014(A)
BOCA LYONS PLAZA	FL	13,280	37,751	26	13,280	37,777	51,057	2,288	48,769	-	2021(A)
CAMINO SQUARE	FL	574	2,296	(398)	734	1,738	2,472	12	2,460	-	1992(A)
CARROLLWOOD COMMONS	FL	5,220	16,884	4,331	5,220	21,215	26,435	12,503	13,932	-	1997(A)
CENTER AT MISSOURI AVENUE	FL	294	792	7,385	294	8,177	8,471	2,796	5,675	-	1968(C)
CHEVRON OUTPARCEL	FL	531	1,253	-	531	1,253	1,784	465	1,319	-	2010(A)
COLONIAL PLAZA	FL	25,516	54,604	5,648	25,516	60,252	85,768	5,701	80,067	-	2021(A)
CORAL POINTE S.C.	FL	2,412	20,508	923	2,412	21,431	23,843	4,864	18,979	-	2015(A)
CORAL SQUARE PROMENADE	FL	710	2,843	4,218	710	7,061	7,771	4,821	2,950	-	1994(A)
CORSICA SQUARE S.C.	FL	7,225	10,757	304	7,225	11,061	18,286	2,843	15,443	-	2015(A)
COUNTRYSIDE CENTRE	FL	11,116	41,581	1,000	11,116	42,581	53,697	3,607	50,090	-	2021(A)
CURLEW CROSSING SHOPPING CTR	FL	5,316	12,529	1,000	3,312	15,533	18,845	7,778	11,067	-	2005(A)
DANIA POINTE	FL	105,113	-	34,980	26,094	113,999	140,093	9,997	130,096	-	2016(C)
DANIA POINTE - PHASE II (3)	FL	-	-	263,235	26,550	236,685	263,235	13,344	249,891	-	2016(C)
EMBASSY LAKES	FL	6,565	18,104	873	6,565	18,977	25,542	1,146	24,396	-	2021(A)
FLAGLER PARK	FL	26,163	80,737	7,065	26,725	87,240	113,965	32,380	81,585	-	2007(A)
FT LAUDERDALE #1, FL	FL	1,003	2,602	16,845	1,774	18,676	20,450	12,434	8,016	-	1974(C)
FT. LAUDERDALE/CYPRESS CREEK	FL	14,259	28,042	4,004	14,259	32,046	46,305	13,485	32,820	-	2009(A)
GRAND OAKS VILLAGE	FL	7,409	19,654	413	5,846	21,630	27,476	6,308	21,168	-	2011(A)
GROVE GATE S.C.	FL	366	1,049	793	366	1,842	2,208	1,680	528	-	1968(C)
IVES DAIRY CROSSING	FL	733	4,080	11,511	721	15,603	16,324	10,993	5,331	-	1985(A)
KENDALE LAKES PLAZA	FL	18,491	28,496	(516)	15,362	31,109	46,471	11,135	35,336	-	2009(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
LARGO PLAZA	FL	23,571	63,604	70	23,571	63,674	87,245	5,362	81,883	-	2021(A)
MAPLEWOOD PLAZA	FL	1,649	6,626	2,019	1,649	8,645	10,294	5,330	4,964	-	1997(A)
MARATHON SHOPPING CENTER	FL	2,413	8,069	1,306	1,515	10,273	11,788	2,400	9,388	-	2013(A)
MERCHANTS WALK	FL	2,581	10,366	10,982	2,581	21,348	23,929	12,337	11,592	-	2001(A)
MILLENIA PLAZA PHASE II	FL	7,711	20,703	5,283	7,698	25,999	33,697	11,064	22,633	-	2009(A)
MILLER ROAD S.C.	FL	1,138	4,552	4,721	1,138	9,273	10,411	6,448	3,963	-	1986(A)
MILLER WEST PLAZA	FL	6,726	10,661	217	6,726	10,878	17,604	2,664	14,940	-	2015(A)
MISSION BELL SHOPPING CENTER	FL	5,056	11,843	8,818	5,067	20,650	25,717	8,853	16,864	-	2004(A)
NASA PLAZA	FL	-	1,754	5,170	-	6,924	6,924	4,562	2,362	-	1968(C)
OAK TREE PLAZA	FL	-	917	2,526	-	3,443	3,443	2,864	579	-	1968(C)
OAKWOOD BUSINESS CTR-BLDG 1	FL	6,793	18,663	3,605	6,793	22,268	29,061	9,067	19,994	-	2009(A)
OAKWOOD PLAZA NORTH	FL	35,301	141,731	2,233	35,301	143,964	179,265	26,976	152,289	-	2016(A)
OAKWOOD PLAZA SOUTH	FL	11,127	40,592	(24)	11,127	40,568	51,695	8,458	43,237	-	2016(A)
PALMS AT TOWN & COUNTRY	FL	30,137	94,674	(513)	30,137	94,161	124,298	6,554	117,744	-	2021(A)
PALMS AT TOWN & COUNTRY LIFESTYLE	FL	26,597	92,088	349	26,597	92,437	119,034	6,391	112,643	-	2021(A)
PARK HILL PLAZA	FL	10,764	19,264	1,458	10,764	20,722	31,486	6,097	25,389	-	2011(A)
PHILLIPS CROSSING	FL	-	53,536	348	-	53,884	53,884	3,753	50,131	-	2021(A)
PLANTATION CROSSING	FL	2,782	8,077	2,713	2,782	10,790	13,572	2,129	11,443	-	2017(A)
POMPANO POINTE S.C.	FL	10,517	14,356	630	10,517	14,986	25,503	2,842	22,661	-	2012(A)
RENAISSANCE CENTER	FL	9,104	36,541	14,700	9,123	51,222	60,345	25,671	34,674	-	1998(A)
RIVERPLACE SHOPPING CTR.	FL	7,503	31,011	2,598	7,200	33,912	41,112	12,921	28,191	-	2010(A)
RIVERSIDE LANDINGS S.C.	FL	3,512	14,440	703	3,512	15,143	18,655	3,454	15,201	-	2015(A)
SEA RANCH CENTRE	FL	3,298	21,259	73	3,298	21,332	24,630	1,464	23,166	-	2021(A)
SHOPPES AT DEERFIELD	FL	19,069	69,485	(67)	19,069	69,418	88,487	5,531	82,956	-	2021(A)
SHOPPES AT DEERFIELD II	FL	788	6,388	3	788	6,391	7,179	366	6,813	-	2021(A)
SHOPS AT SANTA BARBARA PHASE 1	FL	743	5,374	243	743	5,617	6,360	1,359	5,001	-	2015(A)
SHOPS AT SANTA BARBARA PHASE 2	FL	332	2,489	73	332	2,562	2,894	637	2,257	-	2015(A)
SHOPS AT SANTA BARBARA PHASE 3	FL	330	2,359	11	330	2,370	2,700	518	2,182	-	2015(A)
SODO S.C.	FL	-	68,139	6,103	142	74,100	74,242	25,980	48,262	-	2008(A)
SOUTH MIAMI S.C.	FL	1,280	5,134	5,007	1,280	10,141	11,421	5,787	5,634	-	1995(A)
SUNSET 19 S.C.	FL	12,460	55,354	270	12,460	55,624	68,084	4,322	63,762	-	2021(A)
TJ MAXX PLAZA	FL	10,341	38,660	108	10,341	38,768	49,109	2,709	46,400	-	2021(A)
TRI-CITY PLAZA	FL	2,832	11,329	24,275	2,832	35,604	38,436	9,057	29,379	-	1992(A)
TUTTLEBEE PLAZA	FL	255	828	2,834	255	3,662	3,917	2,399	1,518	-	2008(A)
UNIVERSITY TOWN CENTER	FL	5,515	13,041	554	5,515	13,595	19,110	4,738	14,372	-	2011(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
VILLAGE COMMONS S.C.	FL	2,026	5,106	2,032	2,026	7,138	9,164	2,267	6,897	-	2013(A)
VILLAGE COMMONS SHOPPING CENTER	FL	2,192	8,774	5,811	2,192	14,585	16,777	8,243	8,534	-	1998(A)
VILLAGE GREEN CENTER	FL	11,405	13,466	131	11,405	13,597	25,002	1,278	23,724	17,310	2021(A)
VIZCAYA SQUARE	FL	5,773	20,965	171	5,773	21,136	26,909	1,552	25,357	-	2021(A)
WELLINGTON GREEN COMMONS	FL	19,528	32,521	4	19,528	32,525	52,053	2,367	49,686	15,345	2021(A)
WELLINGTON GREEN PAD SITES	FL	3,854	1,777	2,484	3,854	4,261	8,115	287	7,828	-	2021(A)
WINN DIXIE-MIAMI	FL	2,990	9,410	(52)	3,544	8,804	12,348	1,995	10,353	-	2013(A)
WINTER PARK CORNERS	FL	5,191	42,530	(223)	5,191	42,307	47,498	2,253	45,245	-	2021(A)
BRAELINN VILLAGE	GA	7,315	20,739	290	3,731	24,613	28,344	6,121	22,223	-	2014(A)
BROWNSVILLE COMMONS	GA	593	5,488	(82)	593	5,406	5,999	399	5,600	-	2021(A)
CAMP CREEK MARKETPLACE II	GA	4,441	38,596	53	4,441	38,649	43,090	2,729	40,361	-	2021(A)
EMBRY VILLAGE	GA	18,147	33,010	4,419	18,161	37,415	55,576	24,952	30,624	-	2008(A)
GRAYSON COMMONS	GA	2,600	13,358	(63)	2,600	13,295	15,895	1,273	14,622	-	2021(A)
LAKESIDE MARKETPLACE	GA	2,238	28,579	418	2,238	28,997	31,235	1,849	29,386	-	2021(A)
LAWRENCEVILLE MARKET	GA	8,878	29,691	1,625	9,060	31,134	40,194	9,812	30,382	-	2013(A)
MARKET AT HAYNES BRIDGE	GA	4,881	21,549	1,998	4,890	23,538	28,428	9,634	18,794	-	2008(A)
PERIMETER EXPO PROPERTY	GA	14,770	44,295	2,485	16,142	45,408	61,550	10,045	51,505	-	2016(A)
PERIMETER VILLAGE	GA	5,418	67,522	(132)	5,418	67,390	72,808	4,557	68,251	26,809	2021(A)
RIVERWALK MARKETPLACE	GA	3,512	18,863	27	3,388	19,014	22,402	3,948	18,454	-	2015(A)
ROSWELL CORNERS	GA	4,536	47,054	(115)	4,536	46,939	51,475	2,723	48,752	-	2021(A)
ROSWELL CROSSING	GA	6,270	45,338	19	6,270	45,357	51,627	3,076	48,551	-	2021(A)
THOMPSON BRIDGE COMMONS	GA	414	1,576	-	414	1,576	1,990	66	1,924	-	2021(A)
CLIVE PLAZA	IA	501	2,002	-	501	2,002	2,503	1,382	1,121	-	1996(A)
HAWTHORN HILLS SQUARE	IL	6,784	33,034	3,297	6,784	36,331	43,115	12,958	30,157	-	2012(A)
PLAZA DEL PRADO	IL	10,204	28,410	1,682	10,172	30,124	40,296	6,612	33,684	-	2017(A)
SKOKIE POINTE	IL	-	2,276	9,794	2,628	9,442	12,070	5,198	6,872	-	1997(A)
GREENWOOD S.C.	IN	423	1,883	21,327	1,641	21,992	23,633	5,543	18,090	-	1970(C)
FESTIVAL ON JEFFERSON COURT	KY	5,627	26,790	238	5,627	27,028	32,655	2,579	30,076	-	2021(A)
ADAMS PLAZA	MA	2,089	3,227	224	2,089	3,451	5,540	924	4,616	-	2014(A)
BROADWAY PLAZA	MA	6,485	343	-	6,485	343	6,828	219	6,609	-	2014(A)
FALMOUTH PLAZA	MA	2,361	13,066	1,785	2,361	14,851	17,212	3,454	13,758	-	2014(A)
FELLSWAY PLAZA	MA	5,300	11,014	1,283	5,300	12,297	17,597	3,016	14,581	-	2014(A)
FESTIVAL OF HYANNIS S.C.	MA	15,038	40,683	2,588	15,038	43,271	58,309	11,861	46,448	-	2014(A)
GLENDALE SQUARE	MA	4,699	7,141	438	4,699	7,579	12,278	2,111	10,167	-	2014(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
LINDEN PLAZA	MA	4,628	3,535	607	4,628	4,142	8,770	1,742	7,028	-	2014(A)
MAIN ST. PLAZA	MA	556	2,139	(33)	523	2,139	2,662	700	1,962	-	2014(A)
MEMORIAL PLAZA	MA	16,411	27,554	1,333	16,411	28,887	45,298	6,321	38,977	-	2014(A)
MILL ST. PLAZA	MA	4,195	6,203	1,060	4,195	7,263	11,458	1,718	9,740	-	2014(A)
MORRISSEY PLAZA	MA	4,097	3,751	2,753	4,097	6,504	10,601	631	9,970	-	2014(A)
NORTH AVE. PLAZA	MA	1,164	1,195	172	1,164	1,367	2,531	471	2,060	-	2014(A)
NORTH QUINCY PLAZA	MA	6,333	17,954	1	3,894	20,394	24,288	4,486	19,802	-	2014(A)
PARADISE PLAZA	MA	4,183	12,195	1,264	4,183	13,459	17,642	3,822	13,820	-	2014(A)
VINNIN SQUARE IN-LINE	MA	582	2,095	28	582	2,123	2,705	430	2,275	-	2014(A)
VINNIN SQUARE PLAZA	MA	5,545	16,324	382	5,545	16,706	22,251	5,196	17,055	-	2014(A)
WASHINGTON ST. PLAZA	MA	11,008	5,652	10,175	12,958	13,877	26,835	4,502	22,333	-	2014(A)
WASHINGTON ST. S.C.	MA	7,381	9,987	3,160	7,381	13,147	20,528	3,035	17,493	-	2014(A)
WAVERLY PLAZA	MA	1,215	3,623	584	1,203	4,219	5,422	1,116	4,306	-	2014(A)
CENTRE COURT-GIANT	MD	3,854	12,770	127	3,854	12,897	16,751	4,204	12,547	3500	2011(A)
CENTRE COURT-OLD COURT/COURTYD	MD	2,279	5,285	40	2,279	5,325	7,604	1,559	6,045	-	2011(A)
CENTRE COURT-RETAIL/BANK	MD	1,035	7,786	527	1,035	8,313	9,348	2,231	7,117	477	2011(A)
COLUMBIA CROSSING	MD	3,613	34,345	2,533	3,613	36,878	40,491	7,682	32,809	-	2015(A)
COLUMBIA CROSSING II SHOP.CTR.	MD	3,138	19,868	4,614	3,138	24,482	27,620	5,673	21,947	-	2013(A)
COLUMBIA CROSSING OUTPARCELS	MD	1,279	2,871	49,620	14,854	38,916	53,770	5,993	47,777	-	2011(A)
DORSEY'S SEARCH VILLAGE CENTER	MD	6,322	27,996	916	6,322	28,912	35,234	5,933	29,301	-	2015(A)
ENCHANTED FOREST S.C.	MD	20,124	34,345	1,626	20,124	35,971	56,095	8,701	47,394	-	2014(A)
FULLERTON PLAZA	MD	14,238	6,744	10,776	14,238	17,520	31,758	3,675	28,083	-	2014(A)
GAITHERSBURG S.C.	MD	245	6,788	2,046	245	8,834	9,079	5,095	3,984	-	1999(A)
GREENBRIER S.C.	MD	8,891	30,305	1,148	8,891	31,453	40,344	7,389	32,955	-	2014(A)
HARPER'S CHOICE	MD	8,429	18,374	1,952	8,429	20,326	28,755	4,662	24,093	-	2015(A)
HICKORY RIDGE	MD	7,184	26,948	1,172	7,184	28,120	35,304	5,583	29,721	-	2015(A)
HICKORY RIDGE (SUNOCO)	MD	543	2,122	-	543	2,122	2,665	528	2,137	-	2015(A)
INGLESIDE S.C.	MD	10,417	17,889	790	10,417	18,679	29,096	4,923	24,173	-	2014(A)
KENTLANDS MARKET SQUARE	MD	20,167	84,615	19,621	20,167	104,236	124,403	16,761	107,642	-	2016(A)
KINGS CONTRIVANCE	MD	9,308	31,760	1,537	9,308	33,297	42,605	8,760	33,845	-	2014(A)
LAUREL PLAZA	MD	350	1,398	6,687	1,571	6,864	8,435	3,222	5,213	-	1995(A)
LAUREL PLAZA	MD	275	1,101	174	275	1,275	1,550	1,259	291	-	1972(C)
MILL STATION DEVELOPMENT	MD	21,321	-	65,635	16,076	70,880	86,956	4,275	82,681	-	2015(C)
MILL STATION THEATER/RSTRNTS	MD	23,379	1,090	(3,643)	14,738	6,088	20,826	1,851	18,975	-	2016(C)
PIKE CENTER	MD	-	61,389	21,743	21,849	61,283	83,132	2,979	80,153	-	2021(A)
PUTTY HILL PLAZA	MD	4,192	11,112	1,213	4,192	12,325	16,517	4,095	12,422	-	2013(A)
RADCLIFFE CENTER	MD	12,043	21,188	(67)	12,043	21,121	33,164	5,743	27,421	-	2014(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
RIVERHILL VILLAGE CENTER	MD	16,825	23,282	1,186	16,825	24,468	41,293	6,717	34,576	-	2014(A)
SHAWAN PLAZA	MD	4,466	20,222	(97)	4,466	20,125	24,591	13,763	10,828	-	2008(A)
SHOPS AT DISTRICT HEIGHTS	MD	8,166	21,971	(1,413)	7,298	21,426	28,724	4,058	24,666	-	2015(A)
SNOWDEN SQUARE S.C.	MD	1,929	4,558	5,155	3,326	8,316	11,642	2,526	9,116	-	2012(A)
TIMONIUM CROSSING	MD	2,525	14,863	391	2,525	15,254	17,779	3,559	14,220	-	2014(A)
TIMONIUM SQUARE	MD	6,000	24,283	14,197	7,311	37,169	44,480	19,940	24,540	-	2003(A)
TOWSON PLACE	MD	43,887	101,765	6,803	43,271	109,184	152,455	31,249	121,206	-	2012(A)
VILLAGES AT URBANA	MD	3,190	6	20,514	4,829	18,881	23,710	4,109	19,601	-	2003(A)
WILDE LAKE	MD	1,468	5,870	26,763	2,577	31,524	34,101	12,882	21,219	-	2002(A)
WILKENS BELTWAY PLAZA	MD	9,948	22,126	1,956	9,948	24,082	34,030	5,399	28,631	-	2014(A)
YORK ROAD PLAZA	MD	4,277	37,206	590	4,277	37,796	42,073	8,219	33,854	-	2014(A)
THE FOUNTAINS AT ARBOR LAKES	MN	28,585	66,699	14,854	29,485	80,653	110,138	37,158	72,980	-	2006(A)
CENTER POINT S.C.	MO	-	550	-	-	550	550	550	-	-	1998(A)
BRENNAN STATION	NC	7,750	20,557	258	6,322	22,243	28,565	7,671	20,894	-	2011(A)
BRENNAN STATION OUTPARCEL	NC	628	1,666	(196)	450	1,648	2,098	452	1,646	-	2011(A)
CAPITAL SQUARE	NC	3,528	12,159	16	3,528	12,175	15,703	1,267	14,436	-	2021(A)
CLOVERDALE PLAZA	NC	541	720	7,432	541	8,152	8,693	4,489	4,204	-	1969(C)
CROSSROADS PLAZA	NC	768	3,099	1,270	768	4,369	5,137	2,594	2,543	-	2000(A)
CROSSROADS PLAZA	NC	13,406	86,456	1,965	13,406	88,421	101,827	22,025	79,802	-	2014(A)
DAVIDSON COMMONS	NC	2,979	12,860	655	2,979	13,515	16,494	4,003	12,491	-	2012(A)
FALLS POINTE	NC	4,049	27,415	42	4,049	27,457	31,506	1,642	29,864	-	2021(A)
HIGH HOUSE CROSSING	NC	3,604	10,950	91	3,604	11,041	14,645	1,030	13,615	-	2021(A)
HOPE VALLEY COMMONS	NC	3,743	16,808	67	3,743	16,875	20,618	1,067	19,551	-	2021(A)
JETTON VILLAGE SHOPPES	NC	3,875	10,292	656	2,144	12,679	14,823	3,723	11,100	-	2011(A)
LEESVILLE TOWNE CENTRE	NC	5,693	37,053	30	5,693	37,083	42,776	2,327	40,449	-	2021(A)
MOORESVILLE CROSSING	NC	12,014	30,604	360	11,447	31,531	42,978	14,473	28,505	-	2007(A)
NORTHWOODS S.C.	NC	2,696	9,397	1	2,696	9,398	12,094	787	11,307	-	2021(A)
PARK PLACE SC	NC	5,461	16,163	4,925	5,470	21,079	26,549	10,001	16,548	-	2008(A)
PLEASANT VALLEY PROMENADE	NC	5,209	20,886	23,741	5,209	44,627	49,836	25,613	24,223	-	1993(A)
QUAIL CORNERS	NC	7,318	26,676	2,288	7,318	28,964	36,282	6,719	29,563	-	2014(A)
SIX FORKS S.C.	NC	-	78,366	205	-	78,571	78,571	5,518	73,053	-	2021(A)
STONEHENGE MARKET	NC	3,848	37,900	(173)	3,848	37,727	41,575	1,990	39,585	-	2021(A)
TYVOLA SQUARE	NC	-	4,736	9,573	-	14,309	14,309	10,950	3,359	-	1986(A)
WOODLAWN MARKETPLACE	NC	919	3,571	3,338	919	6,909	7,828	4,873	2,955	-	2008(A)
WOODLAWN SHOPPING CENTER	NC	2,011	5,834	2,138	2,011	7,972	9,983	2,592	7,391	-	2012(A)
ROCKINGHAM PLAZA	NH	2,661	10,644	24,283	3,149	34,439	37,588	17,634	19,954	-	2008(A)
WEBSTER SQUARE	NH	11,683	41,708	7,589	11,683	49,297	60,980	11,449	49,531	-	2014(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

		INITIAL COST									
DESCRIPTION	STATE	LAND	BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
WEBSTER SQUARE - DSW	NH	1,346	3,638	132	1,346	3,770	5,116	807	4,309	-	2017(A)
WEBSTER SQUARE NORTH	NH	2,163	6,511	245	2,163	6,756	8,919	1,668	7,251	-	2016(A)
CENTRAL PLAZA	NJ	3,170	10,603	2,051	5,145	10,679	15,824	4,034	11,790	-	2013(A)
CLARK SHOPRITE 70 CENTRAL AVE	NJ	3,497	11,694	995	13,960	2,226	16,186	1,493	14,693	-	2013(A)
COMMERCE CENTER EAST	NJ	1,519	5,080	1,753	7,235	1,117	8,352	783	7,569	-	2013(A)
COMMERCE CENTER WEST	NJ	386	1,290	161	794	1,043	1,837	327	1,510	-	2013(A)
COMMONS AT HOLMDEL	NJ	16,538	38,760	9,029	16,538	47,789	64,327	21,089	43,238	-	2004(A)
EAST WINDSOR VILLAGE	NJ	9,335	23,778	994	9,335	24,772	34,107	9,728	24,379	-	2008(A)
GARDEN STATE PAVILIONS	NJ	7,531	10,802	28,443	12,204	34,572	46,776	11,775	35,001	-	2011(A)
HILLVIEW SHOPPING CENTER	NJ	16,008	32,607	2,217	16,008	34,824	50,832	7,768	43,064	-	2014(A)
HOLMDEL TOWNE CENTER	NJ	10,825	43,301	11,678	10,825	54,979	65,804	29,458	36,346	-	2002(A)
MAPLE SHADE	NJ	-	9,958	2,327	-	12,285	12,285	4,170	8,115	-	2009(A)
MARLTON PLAZA	NJ	-	4,319	303	-	4,622	4,622	2,963	1,659	-	1996(A)
NORTH BRUNSWICK PLAZA	NJ	3,205	12,820	30,103	3,205	42,923	46,128	25,150	20,978	-	1994(A)
PISCATAWAY TOWN CENTER	NJ	3,852	15,411	1,761	3,852	17,172	21,024	10,757	10,267	-	1998(A)
PLAZA AT HILLSDALE	NJ	7,602	6,994	1,658	7,602	8,652	16,254	2,665	13,589	-	2014(A)
PLAZA AT SHORT HILLS	NJ	20,155	11,062	786	20,155	11,848	32,003	3,470	28,533	-	2014(A)
RIDGEWOOD S.C.	NJ	450	2,107	1,303	450	3,410	3,860	2,248	1,612	-	1993(A)
SHOP RITE PLAZA	NJ	2,418	6,364	3,007	2,418	9,371	11,789	7,651	4,138	-	1985(C)
UNION CRESCENT III	NJ	7,895	3,011	28,966	8,697	31,175	39,872	22,168	17,704	-	2007(A)
WESTMONT PLAZA	NJ	602	2,405	15,161	602	17,566	18,168	9,460	8,708	-	1994(A)
WILLOWBROOK PLAZA	NJ	15,320	40,997	10,816	15,320	51,813	67,133	12,284	54,849	-	2009(A)
NORTH TOWNE PLAZA - ALBUQUERQUE	NM	3,598	33,327	78	3,598	33,405	37,003	2,691	34,312	-	2021(A)
CHARLESTON COMMONS	NV	29,704	24,267	427	29,704	24,694	54,398	4,162	50,236	-	2021(A)
COLLEGE PARK S.C.-N LAS VEGAS	NV	2,100	18,413	(91)	2,100	18,322	20,422	1,683	18,739	-	2021(A)
D'ANDREA MARKETPLACE	NV	11,556	29,435	852	11,556	30,287	41,843	12,067	29,776	-	2007(A)
DEL MONTE PLAZA	NV	2,489	5,590	1,095	2,210	6,964	9,174	3,640	5,534	535	2006(A)
DEL MONTE PLAZA ANCHOR PARCEL	NV	6,513	17,600	188	6,520	17,781	24,301	3,179	21,122	-	2017(A)
FRANCISCO CENTER	NV	1,800	10,085	(897)	1,800	9,188	10,988	1,041	9,947	-	2021(A)
GALENA JUNCTION	NV	8,931	17,503	1,280	8,931	18,783	27,714	5,480	22,234	-	2015(A)
MCQUEEN CROSSINGS	NV	5,017	20,779	1,298	5,017	22,077	27,094	7,989	19,105	-	2015(A)
RANCHO TOWNE & COUNTRY	NV	7,785	13,364	(20)	7,785	13,344	21,129	1,160	19,969	-	2021(A)
REDFIELD PROMENADE	NV	4,415	32,035	52	4,415	32,087	36,502	10,756	25,746	-	2015(A)
SPARKS MERCANTILE	NV	6,222	17,069	486	6,222	17,555	23,777	5,368	18,409	-	2015(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
501 NORTH BROADWAY	NY	-	1,176	(50)	-	1,126	1,126	529	597	-	2007(A)
AIRPORT PLAZA	NY	22,711	107,012	5,278	22,711	112,290	135,001	27,158	107,843	-	2015(A)
BELLMORE S.C.	NY	1,272	3,184	1,836	1,272	5,020	6,292	2,713	3,579	-	2004(A)
BIRCHWOOD PLAZA COMMACK	NY	3,630	4,775	1,397	3,630	6,172	9,802	2,557	7,245	-	2007(A)
BRIDGEHAMPTON COMMONS-W&E SIDE	NY	1,812	3,107	42,184	1,858	45,245	47,103	26,390	20,713	-	1972(C)
CARMAN'S PLAZA	NY	12,558	37,290	2,240	12,562	39,526	52,088	995	51,093	-	2022(A)
CHAMPION FOOD SUPERMARKET	NY	758	1,875	(25)	2,241	367	2,608	261	2,347	-	2012(A)
ELMONT S.C.	NY	3,012	7,606	6,885	3,012	14,491	17,503	5,365	12,138	-	2004(A)
ELMSFORD CENTER 1	NY	4,134	1,193	-	4,134	1,193	5,327	332	4,995	-	2013(A)
ELMSFORD CENTER 2	NY	4,076	15,599	1,118	4,245	16,548	20,793	5,366	15,427	-	2013(A)
FAMILY DOLLAR UNION TURNPIKE	NY	909	2,250	244	1,057	2,346	3,403	688	2,715	-	2012(A)
FOREST AVENUE PLAZA	NY	4,559	10,441	3,084	4,559	13,525	18,084	5,055	13,029	-	2005(A)
FRANKLIN SQUARE S.C.	NY	1,079	2,517	3,785	1,079	6,302	7,381	2,508	4,873	-	2004(A)
GREAT NECK OUTPARCEL	NY	4,019	-	-	4,019	-	4,019	-	4,019	-	2022(A)
GREENRIDGE PLAZA	NY	2,940	11,812	8,111	3,148	19,715	22,863	11,302	11,561	-	1997(A)
HAMPTON BAYS PLAZA	NY	1,495	5,979	3,431	1,495	9,410	10,905	8,530	2,375	-	1989(A)
HICKSVILLE PLAZA	NY	3,543	8,266	2,628	3,543	10,894	14,437	5,105	9,332	-	2004(A)
INDEPENDENCE PLAZA	NY	12,279	34,814	230	16,132	31,191	47,323	9,853	37,470	-	2014(A)
JERICHO COMMONS SOUTH	NY	12,368	33,071	3,734	12,368	36,805	49,173	15,032	34,141	2,219	2007(A)
KEY FOOD - 21ST STREET	NY	1,091	2,700	(165)	1,669	1,957	3,626	526	3,100	-	2012(A)
KEY FOOD - ATLANTIC AVE	NY	2,273	5,625	509	4,809	3,598	8,407	1,179	7,228	-	2012(A)
KEY FOOD - CENTRAL AVE.	NY	2,788	6,899	(395)	2,603	6,689	9,292	1,873	7,419	-	2012(A)
KINGS HIGHWAY	NY	2,744	6,811	2,283	2,744	9,094	11,838	4,526	7,312	-	2004(A)
KISSENA BOULEVARD SHOPPING CTR	NY	11,610	2,933	1,801	11,610	4,734	16,344	1,373	14,971	-	2007(A)
LITTLE NECK PLAZA	NY	3,277	13,161	6,172	3,277	19,333	22,610	10,296	12,314	-	2003(A)
MANETTO HILL PLAZA	NY	264	584	16,432	264	17,016	17,280	8,057	9,223	-	1969(C)
MANHASSET CENTER	NY	4,567	19,166	33,401	3,472	53,662	57,134	32,885	24,249	-	1999(A)
MARKET AT BAY SHORE	NY	12,360	30,708	6,722	12,360	37,430	49,790	17,423	32,367	11,994	2006(A)
MASPETH QUEENS-DUANE READE	NY	1,872	4,828	1,037	1,872	5,865	7,737	2,577	5,160	-	2004(A)
MILLERIDGE INN	NY	7,500	481	(34)	7,500	447	7,947	66	7,881	-	2015(A)
MINEOLA CROSSINGS	NY	4,150	7,521	487	4,150	8,008	12,158	3,019	9,139	-	2007(A)
NORTH MASSAPEQUA S.C.	NY	1,881	4,389	(1,787)	-	4,483	4,483	4,328	155	-	2004(A)
OCEAN PLAZA	NY	564	2,269	19	564	2,288	2,852	1,153	1,699	-	2003(A)
RALPH AVENUE PLAZA	NY	4,414	11,340	4,037	4,414	15,377	19,791	6,851	12,940	-	2004(A)
RICHMOND S.C.	NY	2,280	9,028	21,719	2,280	30,747	33,027	17,774	15,253	-	1989(A)
ROMAINE PLAZA	NY	782	1,826	588	782	2,414	3,196	1,088	2,108	-	2005(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
SEQUAMS SHOPPING CENTER	NY	3,971	8,654	-	3,971	8,654	12,625	60	12,565	-	2022(A)
SHOPRITE S.C.	NY	872	3,488	-	872	3,488	4,360	2,689	1,671	-	1998(A)
STOP & SHOP	NY	21,661	17,636	-	21,661	17,636	39,297	94	39,203	10,608	2022(A)
SMITHTOWN PLAZA	NY	3,528	7,364	613	3,437	8,068	11,505	3,854	7,651	-	2009(A)
SOUTHGATE SHOPPING CENTER	NY	18,822	62,670	6	18,822	62,676	81,498	510	80,988	18,729	2022(A)
SYOSSET CORNERS	NY	6,169	13,302	6	6,169	13,308	19,477	96	19,381	-	2022(A)
SYOSSET S.C.	NY	107	76	2,345	107	2,421	2,528	1,435	1,093	-	1990(C)
THE BOULEVARD	NY	28,724	38,232	244,106	28,724	282,338	311,062	25,827	285,235	-	2006(A)
THE GARDENS AT GREAT NECK	NY	27,956	71,366	-	27,956	71,366	99,322	713	98,609	16,961	2022(A)
THE GREEN COVE PLAZA	NY	17,017	39,206	-	17,017	39,206	56,223	388	55,835	11,153	2022(A)
THE MARKETPLACE	NY	4,498	9,850	-	4,498	9,850	14,348	69	14,279	5,049	2022(A)
TOWNPATH CORNER	NY	2,675	6,408	-	2,675	6,408	9,083	78	9,005	-	2022(A)
TURNPIKE PLAZA	NY	2,472	5,839	1,055	2,472	6,894	9,366	2,556	6,810	-	2011(A)
VETERANS MEMORIAL PLAZA	NY	5,968	23,243	22,616	5,980	45,847	51,827	20,286	31,541	-	1998(A)
WHITE PLAINS S.C.	NY	1,778	4,454	2,947	1,778	7,401	9,179	3,038	6,141	-	2004(A)
WOODBURY COMMON	NY	27,249	28,516	12	27,249	28,528	55,777	261	55,516	16,389	2022(A)
JANTZEN BEACH CENTER	OR	57,575	102,844	1,495	57,588	104,326	161,914	22,366	139,548	-	2017(A)
CENTER SQUARE SHOPPING CENTER	PA	732	2,928	1,302	691	4,271	4,962	3,133	1,829	-	1996(A)
CRANBERRY TOWNSHIP-PARCEL 1&2	PA	10,271	30,770	2,562	6,070	37,533	43,603	7,626	35,977	-	2016(A)
CROSSROADS PLAZA	PA	789	3,155	14,409	976	17,377	18,353	11,677	6,676	-	1986(A)
DEVON VILLAGE	PA	4,856	25,847	773	5,608	25,868	31,476	8,604	22,872	-	2012(A)
FISHTOWN CROSSING	PA	20,398	22,602	3	20,401	22,602	43,003	961	42,042	-	2022(A)
FRANKFORD AVENUE S.C.	PA	732	2,928	-	732	2,928	3,660	1,977	1,683	-	1996(A)
HARRISBURG EAST SHOPPING CTR.	PA	453	6,665	11,736	3,003	15,851	18,854	9,653	9,201	-	2002(A)
HORSHAM POINT	PA	3,813	18,189	160	3,813	18,349	22,162	3,866	18,296	-	2015(A)
LINCOLN SQUARE	PA	90,479		75,807	10,533	155,753	166,286	13,886	152,400	-	2017(C)
NORRITON SQUARE	PA	686	2,665	4,436	774	7,013	7,787	5,548	2,239	-	1984(A)
POCONO PLAZA	PA	1,050	2,373	18,402	1,050	20,775	21,825	2,664	19,161	-	1973(C)
SHOPPES AT WYNNEWOOD	PA	7,479		3,676	7,479	3,676	11,155	627	10,528	-	2015(C)
SHREWSBURY SQUARE S.C.	PA	8,066	16,998	(2,084)	6,172	16,808	22,980	4,266	18,714	-	2014(A)
SPRINGFIELD S.C.	PA	920	4,982	13,698	920	18,680	19,600	12,682	6,918	-	1983(A)
SUBURBAN SQUARE	PA	70,680	166,351	83,062	71,280	248,813	320,093	72,766	247,327	-	2007(A)
TOWNSHIP LINE S.C.	PA	732	2,928	-	732	2,928	3,660	1,977	1,683	-	1996(A)
WAYNE PLAZA	PA	6,128	15,605	954	6,136	16,551	22,687	6,573	16,114	-	2008(A)
WEXFORD PLAZA	PA	6,414	9,775	13,159	6,299	23,049	29,348	7,228	22,120	-	2010(A)
WHITEHALL MALL	PA	-	5,196	-	-	5,196	5,196	3,508	1,688	-	1996(A)

115

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

		INITIAL COST									
DESCRIPTION	STATE	LAND	BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
WHITELAND TOWN CENTER	PA	732	2,928	59	732	2,987	3,719	2,036	1,683	-	1996(A)
WHOLE FOODS AT WYNNEWOOD	PA	15,042	-	11,785	13,772	13,055	26,827	1,632	25,195	-	2014(C)
LOS COLOBOS - BUILDERS SQUARE	PR	4,405	9,628	(538)	4,461	9,034	13,495	8,434	5,061	-	2006(A)
LOS COLOBOS - KMART	PR	4,595	10,120	(827)	4,402	9,486	13,888	8,458	5,430	-	2006(A)
LOS COLOBOS I	PR	12,891	26,047	809	13,613	26,134	39,747	13,930	25,817	-	2006(A)
LOS COLOBOS II	PR	14,894	30,681	1,256	15,142	31,689	46,831	16,923	29,908	-	2006(A)
MANATI VILLA MARIA SC	PR	2,781	5,673	1,822	2,607	7,669	10,276	4,724	5,552	-	2006(A)
PLAZA CENTRO - COSTCO	PR	3,628	10,752	(455)	3,866	10,059	13,925	5,419	8,506	-	2006(A)
PLAZA CENTRO - MALL	PR	19,873	58,719	3,687	19,408	62,871	82,279	28,901	53,378	-	2006(A)
PLAZA CENTRO - RETAIL	PR	5,936	16,510	845	6,026	17,265	23,291	7,916	15,375	-	2006(A)
PLAZA CENTRO - SAM'S CLUB	PR	6,643	20,225	(1,170)	6,520	19,178	25,698	18,026	7,672	-	2006(A)
PONCE TOWNE CENTER	PR	14,433	28,449	5,296	14,903	33,275	48,178	21,166	27,012	-	2006(A)
REXVILLE TOWN CENTER	PR	24,873	48,688	8,036	25,678	55,919	81,597	35,292	46,305	-	2006(A)
TRUJILLO ALTO PLAZA	PR	12,054	24,446	6,017	12,289	30,228	42,517	16,660	25,857	-	2006(A)
WESTERN PLAZA - MAYAGUEZ ONE	PR	10,858	12,253	794	11,242	12,663	23,905	10,716	13,189	-	2006(A)
WESTERN PLAZA - MAYAGUEZ TWO	PR	16,874	19,911	3,143	16,873	23,055	39,928	18,109	21,819	-	2006(A)
FOREST PARK	SC	1,920	9,545	433	1,920	9,978	11,898	2,877	9,021	-	2012(A)
ST. ANDREWS CENTER	SC	730	3,132	21,942	730	25,074	25,804	13,526	12,278	-	1978(C)
WESTWOOD PLAZA	SC	1,744	6,986	15,235	1,727	22,238	23,965	7,224	16,741	-	1995(A)
WOODRUFF SHOPPING CENTER	SC	3,110	15,501	1,568	3,465	16,714	20,179	5,745	14,434	-	2010(A)
HIGHLAND SQUARE	TN	1,302	2,130	1	1,302	2,131	3,433	61	3,372	-	2021(A)
MENDENHALL COMMONS	TN	1,272	14,826	(7)	1,272	14,819	16,091	1,439	14,652	-	2021(A)
OLD TOWNE VILLAGE	TN	-	4,134	4,602	-	8,736	8,736	6,750	1,986	-	1978(C)
THE COMMONS AT DEXTER LAKE	TN	1,554	14,649	2	1,554	14,651	16,205	2,313	13,892	-	2021(A)
THE COMMONS AT DEXTER LAKE II	TN	567	8,874	-	567	8,874	9,441	676	8,765	-	2021(A)
1350 W. 43RD ST. - WELLS FARGO	TX	3,707	247	1	3,708	247	3,955	13	3,942	-	2022(A)
1934 WEST GRAY	TX	705	4,831	144	705	4,975	5,680	374	5,306	-	2021(A)
1939 WEST GRAY	TX	269	1,731	(7)	269	1,724	1,993	127	1,866	-	2021(A)
43RD STREET CHASE BANK BLDG	TX	497	1,703	56	497	1,759	2,256	94	2,162	-	2021(A)
ACCENT PLAZA	TX	500	2,831	-	500	2,831	3,331	1,900	1,431	-	1996(A)
ALABAMA SHEPHERD S.C.	TX	4,590	21,368	17	4,590	21,385	25,975	2,050	23,925	-	2021(A)
ATASCOCITA COMMONS SHOP.CTR.	TX	16,323	54,587	649	15,580	55,979	71,559	13,595	57,964	-	2013(A)
BAYBROOK GATEWAY	TX	9,441	44,160	134	9,441	44,294	53,735	3,645	50,090	-	2021(A)
BAYBROOK WEBSTER PARCEL	TX	-	2,978	15	-	2,993	2,993	-	2,993	-	2022(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
BELLAIRE BLVD S.C.	TX	1,334	7,166	12	1,334	7,178	8,512	393	8,119	-	2021(A)
BLALOCK MARKET	TX	-	17,283	50	-	17,333	17,333	1,812	15,521	-	2021(A)
CENTER AT BAYBROOK	TX	6,941	27,727	12,134	6,928	39,874	46,802	22,034	24,768	-	1998(A)
CENTER OF THE HILLS	TX	2,924	11,706	4,722	2,924	16,428	19,352	8,335	11,017	-	2008(A)
CITADEL BUILDING	TX	4,046	12,824	144	4,046	12,968	17,014	478	16,536	-	2021(A)
CONROE MARKETPLACE	TX	18,869	50,757	(1,688)	10,842	57,096	67,938	12,928	55,010	-	2015(A)
COPPERFIELD VILLAGE SHOP CTR.	TX	7,828	34,864	1,255	7,828	36,119	43,947	8,617	35,330	-	2015(A)
COPPERWOOD VILLAGE	TX	13,848	84,184	1,456	13,848	85,640	99,488	19,371	80,117	-	2015(A)
CYPRESS TOWNE CENTER	TX	6,034	-	2,411	2,252	6,193	8,445	1,908	6,537	-	2003(C)
CYPRESS TOWNE CENTER	TX	12,329	36,836	1,221	8,644	41,742	50,386	8,198	42,188	-	2016(A)
CYPRESS TOWNE CENTER (PHASE II)	TX	2,061	6,158	(1,361)	270	6,588	6,858	1,852	5,006	-	2016(A)
DRISCOLL AT RIVER OAKS-RESI	TX	1,244	145,366	563	1,244	145,929	147,173	4,636	142,537	-	2021(A)
FIESTA TARGET	TX	6,766	7,334	45	6,766	7,379	14,145	697	13,448	-	2021(A)
FIESTA TRAILS	TX	15,185	32,897	284	15,185	33,181	48,366	2,975	45,391	-	2021(A)
GALVESTON PLACE	TX	1,661	28,288	3,248	1,661	31,536	33,197	2,075	31,122	-	2021(A)
GATEWAY STATION	TX	1,374	28,145	4,694	1,375	32,838	34,213	8,624	25,589	-	2011(A)
GATEWAY STATION PHASE II	TX	4,140	12,020	1,153	4,143	13,170	17,313	2,318	14,995	-	2017(A)
GRAND PARKWAY MARKET PLACE II	TX	13,436	-	39,393	12,298	40,531	52,829	5,477	47,352	-	2015(C)
GRAND PARKWAY MARKETPLACE	TX	25,364	-	66,208	21,937	69,635	91,572	9,253	82,319	-	2014(C)
HEB - DAIRY ASHFORD & MEMORIAL	TX	1,076	5,324	1	1,076	5,325	6,401	251	6,150	-	2021(A)
HEIGHTS PLAZA	TX	5,423	10,140	29	5,423	10,169	15,592	845	14,747	-	2021(A)
INDEPENDENCE PLAZA - LAREDO	TX	4,836	53,564	64	4,836	53,628	58,464	3,252	55,212	9,702	2021(A)
INDEPENDENCE PLAZA II - LAREDO	TX	2,482	21,418	11	2,482	21,429	23,911	1,775	22,136	-	2021(A)
KROGER PLAZA	TX	520	2,081	2,439	520	4,520	5,040	2,361	2,679	-	1995(A)
LAKE PRAIRIE TOWN CROSSING	TX	7,897	-	29,654	6,783	30,768	37,551	9,404	28,147	-	2006(C)
LAS TIENDAS PLAZA	TX	8,678	-	27,927	7,944	28,661	36,605	9,023	27,582	-	2005(C)
MONTGOMERY PLAZA	TX	10,739	63,065	978	10,739	64,043	74,782	16,314	58,468	-	2015(A)
MUELLER OUTPARCEL	TX	150	3,351	35	150	3,386	3,536	195	3,341	-	2021(A)
MUELLER REGIONAL RETAIL CENTER	TX	7,352	85,805	554	7,352	86,359	93,711	6,341	87,370	-	2021(A)
NORTH CREEK PLAZA	TX	5,044	34,756	377	5,044	35,133	40,177	2,913	37,264	-	2021(A)
OAK FOREST	TX	13,395	25,275	132	13,395	25,407	38,802	1,639	37,163	-	2021(A)
PLANTATION CENTRE	TX	2,325	34,494	618	2,325	35,112	37,437	2,718	34,719	-	2021(A)
PRESTON LEBANON CROSSING	TX	13,552	-	28,204	12,164	29,592	41,756	11,181	30,575	-	2006(C)
RANDALLS CENTER/KINGS CROSSING	TX	3,717	21,363	2,892	3,717	24,255	27,972	1,588	26,384	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
RICHMOND SQUARE	TX	7,568	15,432	(235)	7,568	15,197	22,765	712	22,053	-	2021(A)
RIVER OAKS S.C. EAST	TX	5,766	13,882	14	5,766	13,896	19,662	966	18,696	-	2021(A)
RIVER OAKS S.C. WEST	TX	14,185	138,022	1,442	14,185	139,464	153,649	7,882	145,767	-	2021(A)
ROCK PRAIRIE MARKETPLACE	TX	-	8,004	(106)	-	7,898	7,898	387	7,511	-	2021(A)
SHOPPES AT MEMORIAL VILLAGES	TX	-	41,493	(216)	-	41,277	41,277	2,596	38,681	-	2021(A)
SHOPS AT HILSHIRE VILLAGE	TX	11,206	19,092	181	11,206	19,273	30,479	1,563	28,916	-	2021(A)
SHOPS AT KIRBY DRIVE	TX	969	5,031	(163)	969	4,868	5,837	271	5,566	-	2021(A)
SHOPS AT THREE CORNERS	TX	7,094	59,795	(386)	7,094	59,409	66,503	4,102	62,401	-	2021(A)
STEVENS RANCH	TX	18,143	6,407	267	18,143	6,674	24,817	481	24,336	-	2021(A)
THE CENTRE AT COPPERFIELD	TX	6,723	22,525	590	6,723	23,115	29,838	6,305	23,533	-	2015(A)
THE CENTRE AT POST OAK	TX	12,642	100,658	(140)	12,642	100,518	113,160	7,109	106,051	-	2021(A)
THE SHOPPES @ WILDERNESS OAKS	TX	4,359	8,964	(1,412)	2,723	9,188	11,911	373	11,538	-	2021(A)
TOMBALL CROSSINGS	TX	8,517	28,484	1,307	7,965	30,343	38,308	7,344	30,964	-	2013(A)
TOMBALL MARKETPLACE	TX	4,280	31,793	73	4,280	31,866	36,146	2,792	33,354	-	2021(A)
TRENTON CROSSING - NORTH MCALLEN	TX	6,279	29,686	1,836	6,279	31,522	37,801	2,968	34,833	-	2021(A)
VILLAGE PLAZA AT BUNKER HILL	TX	21,320	233,086	664	21,320	233,750	255,070	13,124	241,946	71,352	2021(A)
WESTCHASE S.C.	TX	7,547	35,653	14	7,547	35,667	43,214	2,398	40,816	13,989	2021(A)
WESTHILL VILLAGE	TX	11,948	26,479	416	11,948	26,895	38,843	2,225	36,618	-	2021(A)
WOODBRIDGE SHOPPING CENTER	TX	2,569	6,814	516	2,569	7,330	9,899	2,664	7,235	-	2012(A)
BURKE TOWN PLAZA	VA	-	43,240	(5,257)	-	37,983	37,983	9,149	28,834	-	2014(A)
CENTRO ARLINGTON	VA	3,937	35,103	1,360	3,937	36,463	40,400	1,235	39,165	-	2021(A)
CENTRO ARLINGTON-RESI	VA	15,012	155,639	54	15,012	155,693	170,705	3,646	167,059	-	2021(A)
DOCSTONE COMMONS	VA	3,839	11,468	565	3,904	11,968	15,872	2,362	13,510	-	2016(A)
DOCSTONE O/P - STAPLES	VA	1,425	4,318	(828)	1,168	3,747	4,915	956	3,959	-	2016(A)
DULLES TOWN CROSSING	VA	53,285	104,176	787	53,285	104,963	158,248	27,893	130,355	-	2015(A)
GORDON PLAZA	VA	-	3,331	5,593	5,573	3,351	8,924	650	8,274	-	2017(A)
HILLTOP VILLAGE CENTER	VA	23,409	93,673	326	23,409	93,999	117,408	4,573	112,835	-	2021(A)
OLD TOWN PLAZA	VA	4,500	41,570	(14,427)	3,053	28,590	31,643	8,406	23,237	-	2007(A)
POTOMAC RUN PLAZA	VA	27,370	48,451	3,828	27,370	52,279	79,649	19,497	60,152	-	2008(A)
STAFFORD MARKETPLACE	VA	26,893	86,450	4,023	26,893	90,473	117,366	20,469	96,897	-	2015(A)
WEST ALEX - RETAIL	VA	6,043	55,434	830	6,043	56,264	62,307	2,060	60,247	-	2021(A)
WEST ALEX-OFFICE	VA	1,479	10,458	-	1,479	10,458	11,937	357	11,580	-	2021(A)
WEST ALEX-RESI	VA	15,892	65,282	235	15,892	65,517	81,409	3,729	77,680	-	2021(A)
AUBURN NORTH	WA	7,786	18,158	11,907	7,786	30,065	37,851	10,635	27,216	-	2007(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
COVINGTON ESPLANADE	WA	6,009	47,941	59	6,009	48,000	54,009	2,200	51,809	-	2021(A)
FRANKLIN PARK COMMONS	WA	5,419	11,989	8,019	5,419	20,008	25,427	5,052	20,375	-	2015(A)
FRONTIER VILLAGE SHOPPING CTR.	WA	10,751	44,861	2,768	10,751	47,629	58,380	10,992	47,388	-	2012(A)
GATEWAY SHOPPING CENTER	WA	6,938	11,270	9,478	6,938	20,748	27,686	3,646	24,040	-	2016(A)
SILVERDALE PLAZA	WA	3,875	33,109	667	3,756	33,895	37,651	9,606	28,045	-	2012(A)
THE MARKETPLACE AT FACTORIA	WA	60,502	92,696	12,631	60,502	105,327	165,829	29,161	136,668	-	2013(A)
THE WHITTAKER	WA	15,799	23,508	80	15,799	23,588	39,387	1,458	37,929	-	2021(A)
OTHER PROPERTY INTERESTS											
ASANTE RETAIL CENTER	AZ	8,703	3,406	(1,070)	11,039	-	11,039	-	11,039	-	2004(C)
GLADDEN FARMS	AZ	4,010	-	-	4,010	-	4,010	-	4,010	-	2021(A)
HOMESTEAD-WACHTEL LAND LEASE	FL	150	-	-	150	-	150	-	150	-	2013(A)
PALM COAST LANDING OUTPARCELS	FL	1,460	-	5	1,460	5	1,465	-	1,465	-	2021(A)
LAKE WALES S.C.	FL	601	-	-	601	-	601	-	601	-	2009(A)
FLINT - VACANT LAND	MI	101	-	(10)	91	-	91	-	91	-	2012(A)
CHARLOTTE SPORTS & FITNESS CTR	NC	501	1,859	556	501	2,415	2,916	2,046	870	-	1986(A)
SURF CITY CROSSING	NC	5,260	-	(671)	4,589	-	4,589	-	4,589	-	2021(A)
THE SHOPPES AT CAVENESS FARMS	NC	5,470	-	19	5,470	19	5,489	-	5,489	-	2021(A)
WAKE FOREST CROSSING II - LAND ONLY	NC	520	-	-	520	-	520	-	520	-	2021(A)
WAKEFIELD COMMONS III	NC	6,506	-	(5,397)	787	322	1,109	305	804	-	2001(C)
WAKEFIELD CROSSINGS	NC	3,414	-	(3,277)	137	-	137	-	137	-	2001(C)
HILLSBOROUGH PROMENADE	NJ	11,887	-	(6,632)	5,006	249	5,255	114	5,141	-	2001(C)
JERICHO ATRIUM	NY	10,624	20,065	4,925	10,624	24,990	35,614	7,539	28,075	-	2016(A)
KEY BANK BUILDING	NY	1,500	40,487	(8,329)	669	32,989	33,658	22,159	11,499	-	2006(A)
MANHASSET CENTER (RESIDENTIAL)	NY	950	-	-	950	-	950	-	950	-	2012(A)
MERRY LANE (PARKING LOT)	NY	1,486	2	1,513	1,486	1,515	3,001	-	3,001	-	2007(A)
NORTHPORT LAND PARCEL	NY	-	14	82	-	96	96	10	86	-	2012(A)
MCMINNVILLE PLAZA	OR	4,062	-	431	4,062	431	4,493	-	4,493	-	2006(C)
COULTER AVE. PARCEL	PA	578	1,348	17,607	16,795	2,738	19,533	1	19,532	-	2015(A)
1935 WEST GRAY	TX	780	-	4	780	4	784	-	784	-	2021(A)
2503 MCCUE, LLC	TX	-	2,287	-	-	2,287	2,287	625	1,662	-	2021(A)
CULLEN BLVD. AND EAST OREM DR.	TX	1,590	-	-	1,590	-	1,590	-	1,590	-	2021(A)
NORTH TOWNE PLAZA - BROWNSVILLE	TX	1,517	-	28	1,517	28	1,545	2	1,543	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

DESCRIPTION	STATE	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (2)	DATE OF ACQUISITION (A) CONSTRUCTION (C)
RICHMOND SQUARE - PAD	TX	570	-	-	570	-	570	-	570	-	2021(A)
TEXAS CITY LAND	TX	1,000	-	-	1,000	-	1,000	-	1,000	-	2021(A)
WESTOVER SQUARE	TX	1,520	-	(665)	855	-	855	-	855	-	2021(A)
BLUE RIDGE	Various	12,347	71,530	(52,241)	3,514	28,122	31,636	20,501	11,135	-	2005(A)
BALANCE OF PORTFOLIO (4)	Various	1,907	65,127	(25,469)	-	41,565	41,565	4,282	37,283	-	
TOTALS		$ 4,157,793	$ 11,688,092	$ 2,611,357	$ 4,124,542	$ 14,332,700	$ 18,457,242	$ 3,417,414	$ 15,039,828	$ 376,917	

(1) The negative balance for costs capitalized subsequent to acquisition could include parcels/out-parcels sold, assets held-for-sale, provision for losses and/or demolition of part of a property for redevelopment.

(2) Includes fair market value of debt adjustments, net and deferred financing costs, net.

(3) Shopping center includes land held for development.

(4) Includes fixtures, leasehold improvements and other costs capitalized.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands)

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, building and leasehold improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The aggregate cost for Federal income tax purposes was approximately $17.0 billion at December 31, 2022.

The changes in total real estate assets for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Balance, beginning of period	$ 18,052,271	$ 12,068,827	$ 11,929,276
Additions during period:			
Acquisitions	542,789	5,765,363	10,449
Improvements	183,561	153,698	210,390
Transfers from unconsolidated joint ventures	-	785,334	-
Deductions during period:			
Sales and assets held-for-sale	(271,347)	(205,057)	(30,764)
Transfers to operating lease right-of-use assets, net	-	-	-
Transfers to unconsolidated joint ventures	-	(433,829)	-
Adjustment for fully depreciated assets	(36,032)	(82,065)	(45,042)
Adjustment of property carrying values	(14,000)	-	(5,482)
Balance, end of period	$ 18,457,242	$ 18,052,271	$ 12,068,827

The changes in accumulated depreciation for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Balance, beginning of period	$ 3,010,699	$ 2,717,114	$ 2,500,053
Additions during period:			
Depreciation for year	493,075	378,416	265,144
Deductions during period:			
Sales and assets held-for-sale	(50,328)	(2,766)	(3,041)
Transfers to operating lease right-of-use assets, net	-	-	-
Adjustment for fully depreciated assets/other	(36,032)	(82,065)	(45,042)
Balance, end of period	$ 3,417,414	$ 3,010,699	$ 2,717,114

Reclassifications:
Certain amounts in the prior period have been reclassified in order to conform with the current period's presentation.

121

KIMCO REALTY CORPORATION AND SUBSIDIARIES
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
As of December 31, 2022
(in thousands)

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms (a)	Prior Liens	Original Face Amount of Mortgages	Carrying Amount of Mortgages (b)	Principal Amount of Loans Subject to Delinquent Principal or Interest
Mortgage Loans:							
Retail							
Lynwood, CA	9.00%	Jun-25	I	$ -	$ 16,463	$ 16,463	$ -
Jacksonville, FL	10.00%	Nov-26	I	-	15,000	15,000	-
San Antonio, TX	12.50%	Sep-27	I	-	21,500	16,359	-
Fairfax, VA	8.00%	May-29	I	-	14,000	14,000	-
Euless, TX	10.00%	Jun-29	I	-	19,600	19,600	-
Las Vegas, NV	12.00%	May-33	I	-	3,075	3,075	-
Las Vegas, NV	7.00%	Oct-53	I	-	3,410	3,410	-
Nonretail							
Commack, NY	7.41%	Oct-26	P&I	-	1,354	166	-
Melbourne, FL	6.88%	Dec-30	P&I	-	500	206	-
Other Financing Loans:							
Nonretail							
Borrower A	8.64%	Apr-23	P&I	-	175	35	-
Borrower B	7.00%	Mar-31	P&I	-	397	345	-
Allowance for Credit losses:				-	-	(1,300)	-
				$ -	$ 95,474	$ 87,359	$ -

(a) I = Interest only; P&I = Principal & Interest.

(b) The aggregate cost for Federal income tax purposes was approximately $87.3 million as of December 31, 2022.

For a reconciliation of mortgage and other financing receivables from January 1, 2020 to December 31, 2022, see Footnote 12 of the Notes to the Consolidated Financial Statements included in this Form 10-K.

The Company feels it is not practicable to estimate the fair value of each receivable as quoted market prices are not available.
The cost of obtaining an independent valuation on these assets is deemed excessive considering the materiality of the total receivables.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-269102) of Kimco Realty Corporation and Kimco Realty OP, LLC and Form S-8 (Nos. 333-238131, 333-85659, 333-167265, and 333-184776) of Kimco Realty Corporation of our report dated February 24, 2023 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 24, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 31.2

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

                                        /s/ Glenn G. Cohen
                                        Glenn G. Cohen
                                        Chief Financial Officer

Exhibit 31.3

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

  (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023


/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer


Exhibit 31.4

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

                                     /s/ Glenn G. Cohen
                                     Glenn G. Cohen
                                     Chief Financial Officer

Exhibit 32.1

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2023

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 32.2

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i)   the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2023

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 32.3

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC ("Kimco OP") hereby certifies, to such officer's knowledge, that:

(i)   the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 24, 2023


/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer


Exhibit 32.4

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC ("Kimco OP") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 24, 2023

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 99.1

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER Tenant Name	GLA
ARIZONA											
CHANDLER	RAINTREE RANCH CENTER (3)		2021	128,822	100.0	MY SISTER'S CLOSET	15,533			WHOLE FOODS MARKET	60,000
MESA	MESA RIVERVIEW		2005	1,104,912	92.7	BASS PRO SHOPS OUTDOOR WORLD	170,000	HOME DEPOT	102,589	WALMART	208,000
MESA	RED MOUNTAIN GATEWAY		2021	75,128	96.2	BED BATH & BEYOND	29,781	ULTA	10,000	TARGET (4)	125,527
MESA	MONTE VISTA VILLAGE CENTER		2021	45,751	88.2	PETER PIPER PIZZA	10,000				
ORO VALLEY	ENTRADA DE ORO PLAZA		2021	88,665	91.0					WALMART NEIGHBORHOOD MARKET	45,163
PEORIA	NORTH VALLEY S.C.		2011	177,078	100.0	URBAN AIR	53,984	JOANN	40,734	TARGET (4)	151,457
PHOENIX	METRO SQUARE		1998	218,608	100.0	BURLINGTON	98,054	MICHAELS	23,190		
PHOENIX	PLAZA DEL SOL (3)		1998	226,727	96.5	COSTCO	141,659	ROSS DRESS FOR LESS	24,390	RANCH MARKET (4)	103,909
PHOENIX	PLAZA @ MOUNTAINSIDE		1997	131,621	96.1					SAFEWAY	62,573
PHOENIX	VILLAGE CROSSROADS		2011	184,292	98.2	MICHAELS	25,666			WALMART	110,627
PHOENIX	CHRISTOWN SPECTRUM		2015	837,848	95.8	AMERICAN FURNITURE WAREHOUSE	149,609	HARKINS THEATRES	62,322	WALMART	251,361
PHOENIX	CAMELBACK VILLAGE SQUARE		2021	132,731	100.0	SKY ZONE	22,403			FRY'S FOOD & DRUG STORE	82,838
PHOENIX	SQUAW PEAK PLAZA		2021	61,102	100.0					SPROUTS FARMERS MARKET	32,725
PHOENIX	MADISON VILLAGE MARKETPLACE		2021	90,264	98.9					SAFEWAY	49,364
SCOTTSDALE	FOUNTAIN PLAZA		2021	112,055	98.1	DOLLAR TREE	12,000			FRY'S FOOD & DRUG STORE	63,805
SCOTTSDALE	SCOTTSDALE HORIZON		2021	153,739	97.4	CVS	16,853			SAFEWAY	55,255
SCOTTSDALE	DESERT VILLAGE		2021	101,685	92.6	CVS	16,856	MY SISTER'S CLOSET	12,114	AJ'S FINE FOOD	26,381
SCOTTSDALE	SCOTTSDALE WATERFRONT		2021	93,334	100.0	MOUNTAINSIDE FITNESS EXECUTIVE CLUB	15,238	URBAN OUTFITTERS	11,144		
SCOTTSDALE	CAMELBACK MILLER PLAZA		2021	150,411	95.3	TJ MAXX	34,255	PETSMART	28,033	SPROUTS FARMERS MARKET	28,500
SCOTTSDALE	THE SUMMIT AT SCOTTSDALE	OIP	2021	190,493	96.8	OFFICEMAX	15,147	CVS	13,813	SAFEWAY	64,500
SUN CITY	BELL CAMINO CENTER		2012	105,380	95.5	CVS	24,519			SAFEWAY	45,121
TEMPE	COLLEGE PARK S.C. - TEMPE		2011	62,285	92.6					WHOLE FOODS MARKET (2)	32,306
TEMPE	BROADWAY MARKETPLACE		2021	82,507	98.4	OFFICEMAX	29,331	PAUL'S ACE HARDWARE	16,235		
TEMPE	PUEBLO ANOZIRA		2021	156,441	96.1	PETCO	15,000	DOLLAR TREE	11,524	FRY'S FOOD & DRUG STORE	61,143
TUCSON	SHOPPES AT BEARS PATH		2021	43,838	73.2						
TUCSON	MADERA VILLAGE		2021	96,697	82.9	DOLLAR TREE	10,800			SAFEWAY	40,723
CALIFORNIA											
ALHAMBRA	COSTCO PLAZA - ALHAMBRA (3)		1998	187,673	100.0	JOANN	13,472			COSTCO	157,019
ANAHEIM	ANAHEIM PLAZA (3)		2021	296,424	98.2	ROSS DRESS FOR LESS	27,200	BURLINGTON	26,258	EL SUPER	54,087
ANAHEIM	BROOKHURST CENTER		2016	154,043	96.5	RITE AID	18,235	BLINK FITNESS	16,310	RALPH'S	45,000
ANAHEIM	SYCAMORE PLAZA (3)	PRU	2006	106,598	100.0	HARBOR FREIGHT TOOLS	17,459	DOLLAR TREE	10,797	STATER BROTHERS	37,440
BELLFLOWER	LAKEWOOD PLAZA		2014	113,233	86.1	BEST BUY	64,039	PLANET FITNESS	29,025		
BELLFLOWER	CENTERWOOD PLAZA		2021	75,486	100.0	DOLLAR TREE	10,000			SUPERIOR GROCERS	30,800
BENICIA	SOUTHAMPTON CENTER		2021	162,026	95.4	ACE HARDWARE	13,923			RALEY'S	60,000
CARLSBAD	NORTH COUNTY PLAZA (3)		2014	147,420	81.6	MARSHALLS	27,000	DOLLAR TREE	16,610		
CARMICHAEL	MADISON PLAZA		1998	212,754	100.0	HOME DEPOT	110,861	ROSS DRESS FOR LESS	21,890	WALMART NEIGHBORHOOD MARKET	44,257
CASTRO VALLEY	580 MARKET PLACE		2021	100,097	100.0	24 HOUR FITNESS	14,335			SAFEWAY	36,110
CHICO	CHICO CROSSROADS		2008	244,950	92.1	EVANS FURNITURE GALLERIES	38,250	BED BATH & BEYOND	25,002	FOOD MAXX	54,239
CHINO	CHINO TOWN SQUARE	PRU	2006	339,001	57.9	CURACAO	104,465	ROSS DRESS FOR LESS	30,730	TARGET (4)	112,062
CHINO HILLS	LABAND VILLAGE S.C.		2008	73,352	96.9					STATER BROTHERS	43,235
CHINO HILLS	CHINO HILLS MARKETPLACE		2021	310,612	95.6	24 HOUR FITNESS	35,000	RITE AID	23,830	SMART & FINAL	47,616
COLMA	280 METRO CENTER		2015	227,829	94.4	MARSHALLS	32,000	ASHLEY HOMESTORE	30,809		
CORONA	CORONA HILLS PLAZA		1998	489,151	100.0	COSTCO	114,112	HOME DEPOT	100,000	99 RANCH MARKET (4)	42,630
COVINA	COVINA TOWN SQUARE	KIR	2000	277,782	95.6	LOWE'S HOME CENTER	111,348	SKYZONE	25,608	ALDI	17,508
CUPERTINO	CUPERTINO VILLAGE (3)		2006	128,826	83.5					99 RANCH MARKET	29,657
DALY CITY	WESTLAKE S.C. (3)		2002	584,731	92.4	HOME DEPOT	109,000	BURLINGTON	55,000	SAFEWAY	57,817
DUBLIN	DUBLIN RETAIL CENTER	PRU	2006	156,421	99.6	MARSHALLS	32,000	ROSS DRESS FOR LESS	31,060	H MART	37,180

						MAJOR LEASES				GROCER	
LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	TENANT NAME	GLA	TENANT NAME	GLA	Tenant Name	GLA
EL CAJON	RANCHO SAN DIEGO	CPP	2010	98,316	91.6	RITE AID	27,642	ROSS DRESS FOR LESS	24,000		
ELK GROVE	BEL AIR VILLAGE S.C.	PRU	2006	137,035	99.2	24 HOUR FITNESS	22,000			BEL AIR MARKET	56,435
ENCINITAS	EL CAMINO PROMENADE		2021	128,740	97.0	TJ MAXX	26,943	BURLINGTON	24,190		
ESCONDIDO	DEL NORTE PLAZA (3)	PRU	2006	221,903	93.0	LA FITNESS	40,000	ROSS DRESS FOR LESS	24,729	VONS	40,000
FREEDOM	FREEDOM CENTRE		2021	150,865	98.4	BIG LOTS	34,169	RITE AID	21,440	SAFEWAY	55,747
FREMONT	FREMONT HUB	PRU	2007	504,666	88.6	DICK’S WAREHOUSE SALE	39,830	MARSHALLS	30,028	SAFEWAY	54,741
FREMONT	BROOKVALE S.C.		2021	129,916	100.0	CVS	24,437	PLANET FITNESS	24,145	SAVE MART	48,000
FREMONT	GATEWAY PLAZA		2021	192,104	95.0	24 HOUR FITNESS	26,550	CINELOUNGE FREMONT 7	25,988	RALEY'S	62,418
GARDENA	GARDENA GATEWAY CENTER	PRU	2006	65,987	98.0	DAISO JAPAN	19,300			99 RANCH MARKET	22,000
HAYWARD	CREEKSIDE CENTER		2016	80,911	90.7	99 CENTS ONLY	29,300			LAS MONTANAS SUPERMARKET	23,334
HUNTINGTON BEACH	MARINA VILLAGE	PRU	2006	148,805	99.3	CVS	20,120	CRUNCH FITNESS	16,609	VONS	40,800
LA MIRADA	LA MIRADA THEATER CENTER		1998	264,513	95.8	UFC GYM	45,388	U.S. POSTAL SERVICE	26,577	ALBERTSONS (4)	47,199
LA VERNE	LA VERNE TOWNE CENTER		2014	226,872	96.0	MARSHALLS	27,764	STAPLES	15,661	TARGET	114,732
LINCOLN	LINCOLN HILLS TOWN CENTER		2015	116,409	96.6	CVS	23,077			SAFEWAY	55,342
LIVERMORE	PLAZA 580 S.C.	PRU	2006	104,165	92.1	ROSS DRESS FOR LESS	24,000	DOLLAR TREE	12,061	TARGET (4)	112,739
LOS ANGELES	KENNETH HAHN PLAZA		2010	150,482	97.7	DD'S DISCOUNTS	22,041	RITE AID	18,160	RALPH'S/FOOD 4 LESS	38,950
LOS ANGELES	VERMONT-SLAUSON S.C.	PRU	2006	161,900	96.9	ROSS DRESS FOR LESS	29,356	CVS	25,487	SUPERIOR GROCERS	34,420
LOS ANGELES	8000 SUNSET STRIP S.C.		2021	168,554	84.2	CRUNCH FITNESS	33,329	AMC THEATRES	24,693	TRADER JOE'S	13,860
MONTEBELLO	MONTEBELLO TOWN SQUARE	KIR	2000	251,489	98.3	ALTAMED	105,000	BIG LOTS	46,270		
NAPA	SOUTH NAPA MARKET PLACE		2006	349,530	100.0	TARGET	116,000	HOME DEPOT	100,238	RALEY'S	60,890
NORTHRIDGE	PLAZA DI NORTHRIDGE		2005	163,941	83.9	DSW SHOE WAREHOUSE	32,400	BLINK FITNESS	20,243	SUPER KING MARKET	39,348
NOVATO	NOVATO FAIR S.C.		2009	133,485	97.6	RITE AID	24,769	DOLLAR TREE	15,708	SAFEWAY	51,199
OCEANSIDE	EL CAMINO NORTH	PRU	2006	353,004	94.6	AMERICAN FREIGHT - APPLIANCE FURNITURE MATTRESS	38,902	ROSS DRESS FOR LESS	30,000		
OCEANSIDE	FIRE MOUNTAIN CENTER	PRU	2006	93,810	91.3	LAMPS PLUS	11,000			TRADER JOE'S	12,881
PACIFICA	LINDA MAR S.C.		2014	168,231	94.6	ROSS DRESS FOR LESS	24,246	RITE AID	19,085	SAFEWAY	45,892
POWAY	POWAY CITY CENTRE		2005	121,435	60.0	HOMEGOODS	26,210	ROSS DRESS FOR LESS	21,830		
REDWOOD CITY	REDWOOD CITY PLAZA		2009	45,870	100.0	OUTDOOR SUPPLY HARDWARE	42,509			COSTCO (4)	132,067
ROSEVILLE	STANFORD RANCH		2014	188,493	100.0	DICK'S SPORTING GOODS	55,377	ROSS DRESS FOR LESS	27,471	SPROUTS FARMERS MARKET	36,041
ROSEVILLE	CROCKER RANCH		2015	81,171	100.0					SAFEWAY	55,146
SAN DIEGO	VISTA BALBOA CENTER	KIR	2000	117,410	100.0	24 HOUR FITNESS	66,851			H MART	38,359
SAN DIEGO	MORENA PLAZA	CPP	2010	412,674	100.0	PRICE SELF STORAGE	120,962	COSTCO REGIONAL OFFICE	50,000	COSTCO	153,095
SAN DIEGO	CARMEL MOUNTAIN PLAZA		2009	35,000	100.0	COSTCO	10,600			COSTCO (4)	133,087
SAN DIEGO	LOMA SQUARE	PRU	2006	205,853	94.4	TJ MAXX	31,152	HOMEGOODS	30,619	SPROUTS FARMERS MARKET	19,225
SAN DIEGO	BLACK MOUNTAIN VILLAGE		2007	48,169	100.0					NAMASTE PLAZA SUPERMARKET	10,439
SAN DIEGO	RANCHO PENASQUITOS TOWNE CTR.		2015	156,775	99.4					VONS	39,981
SAN DIEGO	CITY HEIGHTS CENTER		2012	108,741	95.9					ALBERTSONS	66,284
SAN DIEGO	FASHION VALLEY S.C.	OJV	2007	225,919	100.0	NORDSTROM	225,919				
SAN JOSE	MONTEREY PLAZA	PRU	2006	178,204	54.4	CITY SPORTS CLUB	35,467	DOLLAR TREE	14,000	FOOD MAXX (4)	48,971
SAN JOSE	CAMBRIAN PARK PLAZA (3)		2021	79,941	100.0	DOLLAR TREE	30,000	BEVMO! BEVERAGES & MORE, INC.	18,000		
SAN JOSE	SILVER CREEK PLAZA		2021	131,821	100.0	WALGREENS	16,000			SPROUTS FARMERS MARKET	30,130
SAN JOSE	STEVENS CREEK CENTRAL S.C.		2021	210,666	100.0	MARSHALLS	36,139	TOTAL WINE & MORE	25,653	SAFEWAY	59,139
SAN LEANDRO	FASHION FAIRE PLACE	PRU	2006	95,255	92.1	ROSS DRESS FOR LESS	26,706	MICHAELS	19,020		
SAN LEANDRO	GREENHOUSE MARKETPLACE		2021	142,598	86.7	JOANN	25,000	99 CENTS ONLY	23,700	SAFEWAY (4)	44,692
SAN MARCOS	RANCHO SAN MARCOS VILLAGE (3)		2021	111,083	98.1	PLANET FITNESS	24,100	DOLLAR TREE	12,620	ALDI	21,687
SAN MARCOS	SAN MARCOS PLAZA		2021	34,880	82.2					ALBERTSONS (4)	44,296
SAN RAMON	MAGNOLIA SQUARE S.C.	KIR	1999	46,147	94.7	ULTA	10,709	PETCO	10,000		
SANTA ANA	HOME DEPOT PLAZA - SANTA ANA		1998	134,400	100.0	HOME DEPOT	134,400				
SANTA ROSA	FULTON MARKET PLACE		2005	102,478	88.7	ACE HARDWARE	12,100			RALEY'S	60,913
SANTA ROSA	STONY POINT PLAZA		2021	194,569	87.7	ROSS DRESS FOR LESS	28,106	GOODWILL INDUSTRIES	27,895	FOOD MAXX	57,897
SANTEE	SANTEE TROLLEY SQUARE		2015	312,754	97.7	24 HOUR FITNESS	36,000	BED BATH & BEYOND	30,000	TARGET (4)	126,587
TEMECULA	PALM PLAZA S.C.	KIR	1999	342,000	85.7	AT HOME	86,479	TEMEKU CINEMAS	29,650	FOOD 4 LESS	52,640

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER Tenant Name	GLA
TEMECULA	REDHAWK TOWNE CENTER	CPP	2010	519,018	100.0	WALMART	221,639	KOHL'S	88,728	SPROUTS FARMERS MARKET	25,647
TORRANCE	TORRANCE PROMENADE (3)	KIR	2000	264,943	99.5	BURLINGTON	43,595	UFC GYM	42,575	TRADER JOE'S	10,004
TRUCKEE	TRUCKEE CROSSROADS		2006	26,553	86.6					SAVE MART (4)	29,572
TRUCKEE	GATEWAY AT DONNER PASS		2015	81,449	98.8					SAFEWAY	40,300
TUSTIN	LARWIN SQUARE S.C.	PRU	2006	193,415	94.4	RITE AID	19,072	CRUNCH FITNESS	16,520	HAGGEN (2)	41,430
TUSTIN	TUSTIN HEIGHTS S.C.	PRU	2006	137,287	100.0	MICHAELS	22,364	PETCO	11,550	RALPH'S	36,400
TUSTIN	THE DISTRICT @ TUSTIN LEGACY	OJV	2018	687,683	92.4	TARGET	134,639	AMC THEATRES	68,159	WHOLE FOODS MARKET	60,550
UPLAND	MOUNTAIN SQUARE	PRU	2006	273,149	96.3	HOME DEPOT	98,064	HOBBY LOBBY	63,748		
VALENCIA	GRANARY SQUARE	PRU	2006	143,070	88.7	CVS	25,500			RALPH'S	45,579
VISTA	MELROSE VILLAGE PLAZA	PRU	2006	122,563	93.7	CVS	22,154			ALBERTSONS	46,819
WALNUT CREEK	OLYMPIA PLACE	PRU	2006	114,627	98.4	CENTURY THEATRES	57,017	PLANET FITNESS	19,044		
WESTMINSTER	PAVILIONS PLACE (3)	PRU	2006	198,650	96.3	HOWARD'S APPLIANCES	17,962			H MART	69,445
WESTMINSTER	WESTMINSTER CENTER		2021	417,567	98.1	HOME DEPOT	102,220	REGENCY THEATRES	35,000	ALBERTSONS	50,000
WHITTIER	WHITTWOOD TOWN CENTER		2017	681,420	98.4	TARGET	141,900	SEARS	137,985	VONS	51,011
WINDSOR	LAKEWOOD VILLAGE		2014	126,208	93.1	CVS	19,950			SAFEWAY	52,610
COLORADO											
ARVADA	NORTHRIDGE S.C. – ARVADA		2013	144,315	89.0	RITE AID (2)	56,674			TARGET (4)	40,000
AURORA	VILLAGE ON THE PARK		1998	158,303	90.8	ROSS DRESS FOR LESS	30,187	TJ MAXX	28,140		
AURORA	QUINCY PLACE S.C.		1998	42,977	91.9					KING SOOPERS (4)	56,959
AURORA	EAST BANK S.C.		1998	145,743	36.6						
DENVER	WEST 38TH STREET S.C.		1998	18,405	100.0					LOCAVORE	18,405
DENVER	LOWRY TOWN CENTER		2021	60,922	96.2					SAFEWAY (4)	50,250
EDGEWATER	EDGEWATER MARKETPLACE		2021	144,553	100.0	ACE HARDWARE	18,800			KING SOOPERS	76,560
ENGLEWOOD	ENGLEWOOD PLAZA		1998	80,330	86.1	HOBBY LOBBY	50,690				
GREELEY	GREELEY COMMONS		2012	138,818	93.8	BURLINGTON	27,974	MICHAELS	21,323	SPROUTS FARMERS MARKET	21,236
HIGHLANDS RANCH	HIGHLANDS RANCH S.C.		2011	208,132	86.5	ACE HARDWARE	33,450	TJ MAXX	30,000	KING SOOPERS (4)	77,696
LAKEWOOD	HERITAGE WEST S.C.		1998	82,581	94.2					SAFEWAY	49,788
LITTLETON	MARKET AT SOUTHPARK		2011	191,268	94.8	PLANET FITNESS	25,267	TUESDAY MORNING	19,831	KING SOOPERS	64,532
PARKER	CROSSING AT STONEGATE		2021	120,502	100.0					KING SOOPERS	65,972
SHERIDAN	RIVER POINT AT SHERIDAN		2021	333,368	98.4	REGAL CINEMAS	55,455	CONN'S	42,485	COSTCO (4)	152,000
CONNECTICUT											
BRANFORD	BRANHAVEN PLAZA	KIR	2000	190,738	97.0	KOHL'S	86,830	FIVE BELOW	10,284	BIG Y	46,669
DANBURY	NEWTOWN S.C.		2014	136,209	100.0	MARSHALLS	30,954			WALMART	105,255
FARMINGTON	WEST FARM S.C.		1998	210,305	100.0	BURLINGTON	51,240	NORDSTROM RACK	35,834		
HAMDEN	HAMDEN MART		2016	345,679	93.8	WALMART	89,750	BOB'S STORES (2)	49,133	ALDI	19,927
NORTH HAVEN	HOME DEPOT PLAZA - NORTH HAVEN		1998	338,666	99.4	HOME DEPOT	111,500	DICK'S SPORTING GOODS	48,265	BJ'S WHOLESALE CLUB	109,920
WILTON	WILTON RIVER PARK S.C.		2012	134,329	68.3					STOP & SHOP	46,764
DELAWARE											
WILMINGTON	BRANDYWINE COMMONS		2014	165,792	100.0	BURLINGTON	42,443	RAYMOUR & FLANIGAN FURNITURE	36,000	SHOPRITE	58,236
FLORIDA											
ALTAMONTE SPRINGS	RENAISSANCE CENTRE		1998	192,090	100.0	PGA TOUR SUPERSTORE	38,292	DSW SHOE WAREHOUSE	23,990	WHOLE FOODS MARKET	40,000
BOCA RATON	BOCA LYONS PLAZA		2021	117,597	97.1	ROSS DRESS FOR LESS	33,575	DOLLAR TREE	10,000	AROMA MARKET	14,210
BOCA RATON	CAMINO SQUARE		1967	-							
BOYNTON BEACH	BOYNTON WEST S.C.	KIR	1999	195,786	100.0	BEALLS	103,479	BURLINGTON	51,195		
BRANDON	PLAZA AT BRANDON TOWN CENTER	KIR	2001	143,785	97.9	BED BATH & BEYOND	40,000	ROSS DRESS FOR LESS	25,106	TARGET (4)	107,648
CAPE CORAL	SHOPS AT SANTA BARBARA		2015	42,030	100.0						
CAPE CORAL	CORAL POINTE S.C.		2015	125,108	98.4	ROSS DRESS FOR LESS	32,265	STAPLES	20,347	PUBLIX	44,684
CLEARWATER	CURLEW CROSSING S.C.		2005	112,188	97.2	JOANN	49,865	STAPLES	17,055		
CLEARWATER	COUNTRYSIDE CENTRE		2021	248,348	98.8	DICK'S SPORTING GOODS	54,563	TJ MAXX	30,107		
CLEARWATER	SUNSET 19 S.C.		2021	267,819	99.9	HOBBY LOBBY	55,000	BED BATH & BEYOND	33,330	SPROUTS FARMERS MARKET	31,998
CLERMONT	CLERMONT LANDING	OJV	2021	178,301	96.0	ROSS DRESS FOR LESS	30,187	TJ MAXX	26,000		
COOPER CITY	EMBASSY LAKES		2021	131,751	90.6	TUESDAY MORNING	18,645	DOLLAR TREE	11,126	BRAVO SUPERMARKET	46,328
CORAL SPRINGS	CORAL SQUARE PROMENADE		1994	55,089	100.0	BIG LOTS	33,517				
CORAL SPRINGS	MAPLEWOOD PLAZA		1997	86,342	98.5	TJ MAXX	29,500	DISCOVERY CLOTHING CO.	15,000		

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER Tenant Name	GLA
DANIA BEACH	DANIA POINTE		2016	730,064	82.6	BRANDSMART USA	91,347	REGAL CINEMAS	63,531	SPROUTS FARMERS MARKET	29,645
DEERFIELD BEACH	SHOPPES AT DEERFIELD		2021	409,530	97.8	TJ MAXX	78,823	DEERFIELD CINEMAS	32,368	PUBLIX	42,112
FORT LAUDERDALE	CYPRESS CREEK STATION		2009	229,034	86.2	REGAL CINEMAS	52,936	LA FITNESS	48,479		
HOLLYWOOD	OAKWOOD PLAZA		2016	898,913	97.6	HOME DEPOT	142,280	BJ'S WHOLESALE CLUB	120,251	NET COST MARKET	24,950
HOLLYWOOD	HOLLYWOOD HILLS PLAZA	OIP	2021	377,543	100.0	TARGET	119,454	CHEWY.COM	100,928	PUBLIX	42,112
HOMESTEAD	HOMESTEAD TOWNE SQUARE	OJV	1972	205,614	100.0	MARSHALLS	29,575	HOMEGOODS	23,500	PUBLIX	56,077
HOMESTEAD	HOMESTEAD-WACHTEL LAND LEASE		1972	3,600	100.0					PUBLIX (4)	56,077
JACKSONVILLE	RIVERPLACE S.C.		2010	257,566	97.9	HOMESENSE	36,000	AMERICAN FREIGHT	28,020		
JACKSONVILLE	ARGYLE VILLAGE		2021	306,506	100.0	SERVICE MDSE	50,000	JOANN	48,945	PUBLIX	51,420
JACKSONVILLE	ATLANTIC WEST	OJV	2021	92,268	100.0	TJ MAXX	28,000	HOMEGOODS	18,021	WALMART (4)	206,265
JACKSONVILLE	KERNAN VILLAGE	OJV	2021	85,158	100.0	ROSS DRESS FOR LESS	30,187	PETCO	15,000	WALMART (4)	206,265
KEY LARGO	TRADEWINDS S.C.	KIR	2000	200,988	96.8	PUBLIX (2)	102,465	BEALLS OUTLET	14,571		48,555
LAKELAND	MERCHANTS WALK		2001	236,522	96.2	HOBBY LOBBY	53,271	ROSS DRESS FOR LESS	30,846		
LARGO	CENTER AT MISSOURI AVENUE		1968	131,067	97.9	OLD TIME POTTERY	58,374	YOUFIT HEALTH CLUBS	25,121	ALDI	20,800
LARGO	TRI-CITY PLAZA		1992	221,429	100.0	LA FITNESS	33,490	BURLINGTON	30,302	PUBLIX	42,112
LARGO	LARGO PLAZA		2021	377,019	95.0	BEALLS	35,550	REGAL CINEMAS	29,224	PUBLIX (4)	82,836
LAUDERHILL	FT. LAUDERDALE PLAZA		1974	181,576	79.3	BURLINGTON	44,450	STAPLES	23,500	FESTIVAL SUPERMARKET	22,772
MARATHON	MARATHON S.C.		2013	107,756	89.7	SURF STYLE	53,929			WINN-DIXIE	38,400
MELBOURNE	NASA PLAZA		1968	168,737	99.3	RADIAL	69,900	WALGREENS	15,525		
MIAMI	GROVE GATE S.C.		1968	107,000	100.0	HOME DEPOT	105,154			MILAM'S MARKET	10,947
MIAMI	CORAL WAY PLAZA	OJV	1965	74,148	100.0	YOUFIT HEALTH CLUBS	30,000			FRESCO Y MAS (4)	55,944
MIAMI	CORAL WAY PLAZA	OJV	2003	87,305	100.0	ORCHARD SUPPLY HARDWARE	29,111			FRESCO Y MAS	55,944
MIAMI	CORAL WAY PLAZA	OJV	2016	1,615	100.0					FRESCO Y MAS (4)	55,944
MIAMI	MILLER ROAD S.C.		1986	87,069	100.0	WALGREENS	14,468			PUBLIX	46,810
MIAMI	SOUTH MIAMI S.C.		1995	64,007	83.9	PETCO	22,418	PARTY CITY	15,611		
MIAMI	KENDALE LAKES PLAZA		2009	293,001	100.0	KMART	114,000	HOBBY LOBBY	40,000		
MIAMI	MILLER WEST PLAZA		2015	63,563	100.0					PUBLIX	44,271
MIAMI	CORSICA SQUARE S.C.		2015	60,280	98.3					PUBLIX	45,600
MIAMI	FLAGLER PARK PLAZA		2007	355,051	98.2	BUY BUY BABY	29,953	YOUFIT HEALTH CLUBS	24,757	PUBLIX	56,000
MIAMI	PARK HILL PLAZA		2011	112,423	95.6	LITTLE VILLAGE LEARNING CENTER	10,000			FRESCO Y MAS	34,890
MIAMI	WINN DIXIE - MIAMI		2013	61,837	100.0					WINN-DIXIE	61,837
MIAMI	TJ MAXX PLAZA		2021	161,429	97.1	TJ MAXX	32,800	DOLLAR TREE	10,000	FRESCO Y MAS	36,434
MIAMI	PALMS AT TOWN & COUNTRY		2021	660,138	92.8	KOHL'S	88,709	MARSHALLS	50,877	PUBLIX	39,795
MIAMI	TAMIAMI TRAIL SHOPS	OIP	2021	110,952	98.4	CANO HEALTH	11,234	CVS	10,356	PUBLIX	42,112
NORTH MIAMI BEACH	IVES DAIRY CROSSING		1985	108,795	100.0	WALGREENS	15,930			PUBLIX	51,420
OAKLAND PARK	NORTHRIDGE S.C. – OAKLAND PARK	OIP	2021	234,199	98.4	ROSS DRESS FOR LESS	29,561	YOUFIT HEALTH CLUBS	28,752	PUBLIX	44,123
ORLANDO	BAYHILL PLAZA	KIR	2000	189,148	99.5	FITNESS CF	56,000	PGA TOUR SUPERSTORE	50,239	SPROUTS FARMERS MARKET	26,556
ORLANDO	SODO S.C.		2008	179,074	99.1	LA FITNESS	49,875	TJ MAXX	26,843	TARGET (4)	184,782
ORLANDO	MILLENIA PLAZA		2009	156,061	100.0	MARSHALLS	30,027	HOMEGOODS	24,991	TARGET (4)	187,166
ORLANDO	GRAND OAKS VILLAGE		2011	86,269	98.8					THE FRESH MARKET	18,400
ORLANDO	PHILLIPS CROSSING		2021	145,644	100.0	MICHAELS	21,012	GOLF GALAXY	16,375	WHOLE FOODS MARKET	52,549
ORLANDO	COLONIAL PLAZA		2021	492,075	98.8	HOBBY LOBBY	53,065	CONN'S	42,780	SPROUTS FARMERS MARKET	23,000
ORLANDO	THE MARKETPLACE AT DR PHILLIPS	OIP	2021	326,729	87.6	HOMEGOODS	25,512	OFFICE DEPOT (2)	23,186	PUBLIX	64,850
OVIEDO	RIVERSIDE LANDINGS		2015	78,093	100.0					PUBLIX	44,270
PEMBROKE PINES	PEMBROKE COMMONS	OIP	2021	303,127	100.0	MARSHALLS	40,000	LA FITNESS	39,850	PUBLIX	65,537
PEMBROKE PINES	FLAMINGO PINES	OIP	2021	131,664	98.0					PUBLIX	55,000
PENSACOLA	UNIVERSITY TOWN CENTER		2011	101,377	94.5					PUBLIX	61,389
PLANTATION	PLANTATION COMMONS		2017	60,414	100.0					ENSON MARKET	41,440
PLANTATION	VIZCAYA SQUARE		2021	110,081	98.1					WINN-DIXIE	54,307
POMPANO BEACH	POMPANO POINTE S.C.		2012	77,352	100.0	HOMEGOODS	20,280	ULTA	11,224	WHOLE FOODS MARKET	40,100
SAINT PETERSBURG	OAK TREE PLAZA		1968	118,574	86.9	OLLIE'S BARGAIN OUTLET	45,871	YOUFIT HEALTH CLUBS	22,000		
SARASOTA	TUTTLEBEE PLAZA		2008	100,237	97.0	TJ MAXX	29,825	OFFICEMAX	23,800		
SEA RANCH LAKES	SEA RANCH CENTRE		2021	90,956	93.4	CVS	14,273	DOLLAR TREE	10,000	PUBLIX	28,606
TALLAHASSEE	VILLAGE COMMONS S.C.		1998	190,811	100.0	TOTAL WINE & MORE	31,920	HOMEGOODS	24,471	THE FRESH MARKET	22,300
TAMPA	THE PLAZA AT CITRUS PARK	KIR	2001	340,000	93.5	BEST BUY	46,121	JOANN	45,965		
TAMPA	CARROLLWOOD COMMONS		1997	206,564	99.6	AMERICAN SIGNATURE	49,106	ROSS DRESS FOR LESS	26,250	SPROUTS FARMERS MARKET	27,000

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER Tenant Name	GLA
TAMPA	MISSION BELL S.C.		2004	197,181	100.0	LOWE'S HOME CENTER	167,000				
WELLINGTON	VILLAGE GREEN CENTER		2021	70,240	100.0					TRADER JOE"S	12,500
WELLINGTON	WELLINGTON GREEN COMMONS		2021	120,556	100.0					WHOLE FOODS MARKET	49,979
WEST PALM BEACH	BELMART PLAZA		2014	66,440	89.0					PUBLIX	28,800
WEST PALM BEACH	MCDONALD'S - BELVEDERE PLAZA		1997	3,787	100.0					PUBLIX (4)	28,800
WINTER PARK	WINTER PARK CORNERS (3)		2021	94,195	98.6	ORANGE COUNTY, FLORIDA	10,500			SPROUTS FARMERS MARKET	30,348
GEORGIA											
ACWORTH	LAKESIDE MARKETPLACE		2021	137,498	98.6	ROSS DRESS FOR LESS	30,222	MICHAELS	23,921	TARGET (4)	169,120
ALPHARETTA	MARKET AT HAYNES BRIDGE		2008	130,390	92.3					KROGER	62,000
ATLANTA	EMBRY VILLAGE		2008	206,570	94.9	PLANET FITNESS	19,838	MR. CUE'S BILLIARDS & BURGERS	14,870	KROGER	102,877
ATLANTA	PERIMETER EXPO		2016	175,835	100.0	ONELIFE ATLANTA FITNESS	53,851	MARSHALLS	36,598		
ATLANTA	PERIMETER VILLAGE		2021	373,621	98.0	HOBBY LOBBY	40,000	DSW SHOE WAREHOUSE	19,920	WALMART	183,500
ATLANTA	CAMP CREEK MARKETPLACE II		2021	196,283	100.0	AMERICAN SIGNATURE	50,134	LA FITNESS	45,000		
ATLANTA	PUBLIX AT PRINCETON LAKES	OIP	2021	68,407	100.0					PUBLIX	45,600
DECATUR	NORTH DECATUR STATION	OIP	2021	88,779	100.0					WHOLE FOODS MARKET	35,097
DULUTH	RIVERWALK MARKETPLACE		2015	78,025	100.0					WHOLE FOODS MARKET	70,125
GAINESVILLE	THOMPSON BRIDGE COMMONS		2021	3,000	100.0					KROGER (4)	70,327
GRAYSON	GRAYSON COMMONS		2021	76,581	96.1					KROGER	46,581
LAWRENCEVILLE	LAWRENCEVILLE MARKET		2013	285,656	99.1	HOBBY LOBBY	67,400	AMC THEATRES	65,442	TARGET (4)	116,400
PEACHTREE CITY	BRAELINN VILLAGE		2014	266,005	66.1					KROGER	108,127
POWDER SPRINGS	BROWNSVILLE COMMONS		2021	27,747	78.7					KROGER (4)	54,166
ROSWELL	ROSWELL CORNERS		2021	145,496	93.2	TJ MAXX	30,000			THE FRESH MARKET	23,923
ROSWELL	ROSWELL CROSSING		2021	191,170	97.2	PIKE FAMILY NURSERIES	45,116	OFFICEMAX	23,500	TRADER JOE'S	11,606
SAVANNAH	SAVANNAH CENTRE		1993	186,514	100.0	BED BATH & BEYOND	35,005	TJ MAXX	33,067		
SAVANNAH	CHATHAM PLAZA		2008	197,605	93.4	ASHLEY FURNITURE HOMESTORE	32,026	ROSS DRESS FOR LESS	30,187		
IOWA											
CLIVE	CLIVE PLAZA		1996	90,000	100.0	KMART	90,000				
ILLINOIS											
CHAMPAIGN	PINETREE PLAZA	KIR	2001	111,720	100.0	BEST BUY	45,350	ROSS DRESS FOR LESS	30,247		
GLENVIEW	PLAZA DEL PRADO		2017	141,721	95.2					JEWEL OSCO	59,171
SKOKIE	SKOKIE POINTE		1997	62,983	100.0	MARSHALLS	30,406	OLD NAVY	28,049	JEWEL OSCO (4)	70,630
VERNON HILLS	HAWTHORN HILLS SQUARE S.C.		2012	192,624	90.9	DICK'S SPORTING GOODS	54,997	PETSMART	27,518		
INDIANA											
GREENWOOD	GREENWOOD S.C.		1970	217,876	100.0	BIG LOTS	47,000	MARSHALLS/HOMEGOODS	42,000	FRESH THYME FARMERS MARKET	29,979
KENTUCKY											
LOUISVILLE	FESTIVAL ON JEFFERSON COURT		2021	169,783	100.0	NADIA BEAUTY SUPPLY	19,200	PARTY CITY	14,420	KROGER	59,976
MASSACHUSETTS											
BRIGHTON	WASHINGTON ST. PLAZA		2014	27,550	100.0					WHOLE FOODS MARKET	20,350
CAMBRIDGE	MEMORIAL PLAZA		2014	62,555	100.0	MICRO CENTER	41,724			TRADER JOE'S	11,065
CHATHAM	MAIN ST. PLAZA		2014	24,432	100.0	OCEAN STATE JOB LOT	24,432				
DORCHESTER	MORRISSEY PLAZA		2014	84,470	100.0	FLOOR & DECOR	84,470				
EVERETT	GLENDALE SQUARE		2014	41,278	100.0	WALGREENS	14,707				
FALMOUTH	FALMOUTH PLAZA		2014	85,544	79.8	STAPLES	24,652	PLANET FITNESS	12,368		
FRAMINGHAM	WAVERLY PLAZA		2014	26,482	100.0					AJ SEABRA SUPERMARKET	9,615
HYANNIS	FESTIVAL AT HYANNIS S.C.		2014	231,883	97.2	HOBBY LOBBY	46,932	HOMEGOODS	24,904	SHAW'S SUPERMARKET	54,712
MEDFORD	FELLSWAY @ 630		2014	56,215	100.0	LOWE'S OUTLET	22,478			ALDI	21,952
QUINCY	NORTH QUINCY PLAZA		2014	80,510	92.3	MING SEAFOOD RESTAURANT CORP.	14,247			99 RANCH MARKET	55,087
QUINCY	ADAMS PLAZA		2014	24,469	100.0	WALGREENS	12,607				
REVERE	BROADWAY PLAZA		2014	15,272	100.0	WALGREENS	15,272				
SALEM	PARADISE PLAZA		2014	48,587	90.2	STAPLES	17,001				
SWAMPSCOTT	VINNIN SQUARE PLAZA		2014	63,975	100.0	CVS	11,060	PETCO	10,250		
WAKEFIELD	NORTH AVE. PLAZA		2014	15,984	100.0	MG FITNESS	15,984				
WALTHAM	LINDEN PLAZA		2014	24,284	100.0	PETCO	13,650				
WOBURN	WASHINGTON ST. S.C.		2014	123,878	100.0	KOHL'S	93,705	ULTA	10,680		

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	Tenant Name	GLA
WORCESTER	MILL ST. PLAZA		2014	66,281	100.0	HARBOR FREIGHT TOOLS	18,859	DOLLAR TREE	10,541	ASIAN SUPERMARKET	21,521
MARYLAND											
BALTIMORE	FULLERTON PLAZA		2014	158,422	98.4	LA FITNESS	34,000			WEIS MARKETS	67,520
BALTIMORE	INGLESIDE S.C.		2014	114,045	100.0	RITE AID	11,868	DOLLAR TREE	10,000	SAFEWAY	54,200
BALTIMORE	WILKENS BELTWAY PLAZA		2014	90,299	100.0					GIANT FOOD	55,108
BALTIMORE	YORK ROAD PLAZA		2014	90,903	97.0					GIANT FOOD	56,892
BALTIMORE	PUTTY HILL PLAZA		2013	90,777	93.9					GIANT FOOD	43,136
BEL AIR	GREENBRIER S.C.		2014	130,193	97.4	CVS	10,125	DOLLAR TREE	10,000	SAFEWAY	55,032
CLARKSVILLE	RIVER HILL VILLAGE CENTER		2014	105,907	100.0					GIANT FOOD	62,943
COLUMBIA	KINGS CONTRIVANCE		2014	98,399	91.6					HARRIS TEETER	56,905
COLUMBIA	HARPERS CHOICE		2015	91,165	94.8					SAFEWAY	55,164
COLUMBIA	THE SHOPPES AT WILDE LAKE		2002	69,617	86.8	CVS	13,225			DAVID'S NATURAL MARKET	15,079
COLUMBIA	SNOWDEN SQUARE S.C.		2012	75,000	100.0	MICHAELS	26,706	PETSMART	25,000	BJ'S WHOLESALE CLUB (4)	109,384
COLUMBIA	HICKORY RIDGE		2015	100,803	89.8					GIANT FOOD	57,994
COLUMBIA	COLUMBIA CROSSING		2011	404,258	98.7	ASHLEY FURNITURE WORLD	63,062	DICK'S SPORTING GOODS	60,840	TARGET (4)	130,604
DISTRICT HEIGHTS	THE SHOPS AT DISTRICT HEIGHTS		2015	90,929	96.5					GIANT FOOD	64,333
ELLICOTT CITY	DORSEY'S SEARCH VILLAGE CENTER		2015	86,456	93.8					GIANT FOOD	55,000
ELLICOTT CITY	ENCHANTED FOREST S.C.		2014	142,052	97.9	PETCO	12,400			SAFEWAY	50,093
ELLICOTT CITY	LONG GATE S.C.	PRU	2007	429,030	100.0	TARGET	146,773	KOHL'S	106,889	SAFEWAY	55,164
FREDERICK	VILLAGES AT URBANA		2003	111,033	98.8					GIANT FOOD	56,166
GAITHERSBURG	GAITHERSBURG S.C.		1999	88,277	95.5	FLOOR & DECOR	60,102	MATTRESS & FURNITURE MART	10,026		
GAITHERSBURG	KENTLANDS MARKET SQUARE		2016	238,605	99.5	CINEPOLIS LUXURY CINEMAS	34,052	MICHAELS	23,296	WHOLE FOODS MARKET	35,868
HUNT VALLEY	SHAWAN PLAZA		2008	94,653	95.6					GIANT FOOD	55,330
LAUREL	LAUREL PLAZA		1964	162,144	100.0	2ND AVE VALUE STORES	81,550	PLANET FITNESS	21,000		
OWINGS MILLS	MILL STATION DEVELOPMENT		2015	598,291	100.0	COSTCO	148,000	LOWE'S HOME CENTER	111,238	GIANT FOOD	66,450
PASADENA	PATRIOTS PLAZA	OJV	2003	38,766	90.7	DAVITA	10,496				
PIKESVILLE	CENTRE COURT		2011	107,915	96.4					GIANT FOOD	63,529
ROCKVILLE	PIKE CENTER		2021	80,869	77.5	GOLFDOM	10,909				
TIMONIUM	TIMONIUM CROSSING		2014	53,914	90.6	AMERICAN RADIOLOGY	14,849				
TIMONIUM	TIMONIUM SQUARE		2003	191,561	94.1	STAPLES	15,000			GIANT FOOD	61,941
TOWSON	RADCLIFFE CENTER		2014	88,405	100.0	4 WHEEL PARTS	11,500	CVS	10,125	SAFEWAY	59,180
TOWSON	TOWSON PLACE		2012	682,031	96.2	WALMART	154,828	TARGET	132,608	WEIS MARKETS	55,452
MINNESOTA											
MAPLE GROVE	ARBOR LAKES RETAIL CENTER	KIR	2001	450,981	98.7	BEST BUY	45,953	JOANN	45,940	BYERLY'S	55,043
MAPLE GROVE	THE FOUNTAINS AT ARBOR LAKES		2006	481,032	99.2	LOWE'S HOME CENTER	137,933	DICK'S SPORTING GOODS	51,182	COSTCO (4)	139,262
MINNETONKA	RIDGEDALE FESTIVAL CENTER	KIR	1998	121,066	100.0	HOBBY LOBBY	62,204	TOTAL WINE & MORE	25,775		
MISSOURI											
SAINT CHARLES	CENTER POINT S.C.		1998	84,460	100.0	KOHL'S	84,460				
NORTH CAROLINA											
CARY	CENTRUM @ CROSSROADS	KIR	2001	315,977	100.0	KOHL'S	86,584	PETSMART	26,040	BJ'S WHOLESALE CLUB	108,532
CARY	CROSSROADS PLAZA - CARY		2000	581,668	96.2	DICK'S SPORTING GOODS	55,000	BEST BUY	51,259		
CARY	NORTHWOODS S.C.		2021	77,802	98.7					WALMART NEIGHBORHOOD MARKET	39,680
CARY	HIGH HOUSE CROSSING		2021	82,566	96.9	TRIUMPH GYMNASTICS	15,748			LIDL	26,543
CHARLOTTE	TYVOLA SQUARE		1986	228,538	99.1	ROSS DRESS FOR LESS	32,003	K&G FASHION SUPERSTORE	28,109	COMPARE FOODS	24,928
CHARLOTTE	WOODLAWN MARKETPLACE		1968	241,432	100.0	HOME DEPOT	85,600	BURLINGTON	48,000		
CHARLOTTE	QUAIL CORNERS		2014	106,219	100.0					HARRIS TEETER	51,486
CORNELIUS	JETTON VILLAGE SHOPPES		2011	80,600	100.0					HARRIS TEETER	57,260
DAVIDSON	DAVIDSON COMMONS		2012	83,938	100.0					HARRIS TEETER	48,000
DURHAM	NEW HOPE COMMONS	KIR	2002	408,065	98.3	BEST BUY	45,000	BURLINGTON	31,772	WALMART	149,929
DURHAM	HOPE VALLEY COMMONS		2021	81,327	100.0					HARRIS TEETER	48,505
MOORESVILLE	MOORESVILLE CROSSING		2007	165,798	100.0	BEST BUY	30,000	BED BATH & BEYOND	28,000		
MORRISVILLE	PARK PLACE S.C.		2008	169,901	100.0	CARMIKE CINEMAS	60,124	O2 FITNESS	36,000	FOOD LION	36,427
RALEIGH	PLEASANT VALLEY PROMENADE		1993	355,902	72.6	GOLF GALAXY	59,719	ROSS DRESS FOR LESS	30,187		
RALEIGH	BRENNAN STATION		2011	136,670	100.0	OFFICE DEPOT	22,391	O2 FITNESS (2)	21,081		

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER Tenant Name	GLA
RALEIGH	FALLS POINTE		2021	112,199	100.0					HARRIS TEETER	54,314
RALEIGH	CAPITAL SQUARE		2021	143,063	100.0	SAM ASH MEGASTORE	34,300	IT'S FASHION METRO	14,694	FOOD LION	39,301
RALEIGH	LEESVILLE TOWNE CENTRE		2021	127,106	98.1	DUKE PRIMARY CARE	12,711			HARRIS TEETER	46,479
RALEIGH	SIX FORKS STATION S.C.		2021	468,402	100.0	HOME DEPOT	117,424	TARGET	113,849	FOOD LION	44,213
RALEIGH	STONEHENGE MARKET (3)		2021	185,023	97.6	PAINTED TREE BOUTIQUES	34,097			HARRIS TEETER	58,000
WINSTON-SALEM	CLOVERDALE PLAZA		1969	132,590	88.3	DOLLAR TREE	14,849			HARRIS TEETER	60,279
NEW HAMPSHIRE											
NASHUA	WEBSTER SQUARE		2014	216,560	97.3	TJ MAXX	25,219	MICHAELS	24,300	TRADER JOE'S	13,800
SALEM	ROCKINGHAM PLAZA		1994	350,451	99.3	KOHL'S	91,282	BOB'S DISCOUNT FURNITURE	51,507		
NEW JERSEY											
BRIDGEWATER	BRIDGEWATER PROMENADE	KIR	2001	241,884	100.0	BED BATH & BEYOND	40,415	MARSHALLS	39,562	TRADER JOE'S	12,820
CHERRY HILL	BRACE ROAD STATION		1985	131,590	100.0	HUNG VUONG FOOD MARKET	34,427	HUNG VUONG FOOD MARKET	10,366	HUNG VUONG SUPERMARKET	62,532
CHERRY HILL	MARLTON PLAZA		1996	132,562	95.6	KOHL'S	96,629	PLANET FITNESS	22,320		
CHERRY HILL	HILLVIEW S.C.		2014	216,219	97.7	KOHL'S	86,770	HOBBY LOBBY	44,675	TARGET (4)	130,915
CHERRY HILL	GARDEN STATE PAVILIONS		2011	381,824	96.4	BURLINGTON	70,500	GABE'S	39,610	SHOPRITE	71,676
CLARK	CENTRAL CENTER-SHOPRITE		2013	85,000	100.0					SHOPRITE	85,000
CLARK	COMMERCE CENTER		2013	52,812	100.0					BRIXMOR	52,812
CLARK	CENTRAL PLAZA		2013	41,537	100.0	AHS HOSPITAL	28,000	WALGREENS	13,537		
EAST WINDSOR	EAST WINDSOR VILLAGE		2008	248,727	96.2	TARGET	126,200	KOHL'S	30,257	PATEL BROTHERS	22,310
EDGEWATER	EDGEWATER COMMONS	PRU	2007	426,907	100.0	TARGET	113,156	TJ MAXX	35,000	ACME	63,966
HILLSDALE	PLAZA AT HILLSDALE		2014	60,432	100.0	WALGREENS	16,332			KINGS SUPERMARKET	30,811
HOLMDEL	HOLMDEL TOWNE CENTER		2007	299,723	97.2	HOBBY LOBBY	56,021	MARSHALLS	48,833		
HOLMDEL	COMMONS AT HOLMDEL		2007	235,657	86.2	BEST BUY	30,109	MICHAELS	25,482		
MILLBURN	PLAZA AT SHORT HILLS		2014	89,321	100.0	CITYMD	17,139	PET SUPPLIES PLUS	10,158	KINGS SUPERMARKET	40,024
MOORESTOWN	MAPLE SHADE		2009	201,351	100.0	LOWE'S HOME CENTER	135,198	SKYZONE	42,173		
NORTH BRUNSWICK	NORTH BRUNSWICK PLAZA		1994	429,293	100.0	BURLINGTON	64,676	MARSHALLS	52,440	WALMART	184,648
PISCATAWAY	PISCATAWAY TOWN CENTER		1998	97,348	98.8					SHOPRITE	54,100
RIDGEWOOD	RIDGEWOOD S.C.		1994	24,280	100.0					WHOLE FOODS MARKET	24,280
UNION	UNION CRESCENT PLAZA		2007	98,193	100.0	BEST BUY	30,225			WHOLE FOODS MARKET	60,000
WAYNE	WILLOWBROOK PLAZA		2009	351,574	100.0	FLOOR & DECOR	93,704	LIFE STORAGE LP	85,063		
WESTMONT	WESTMONT PLAZA		1994	156,613	98.4	TARGET	48,142	DOLLAR TREE	12,000	SPROUTS FARMERS MARKET	22,360
NEW MEXICO											
ALBUQUERQUE	NORTH TOWNE PLAZA - ALBUQUERQUE		2021	118,721	98.1	HOMEGOODS	22,514			WHOLE FOODS MARKET	34,020
NEVADA											
LAS VEGAS	RANCHO TOWNE & COUNTRY		2021	84,711	95.6					SMITH'S	55,096
LAS VEGAS	FRANCISCO CENTER		2021	116,756	95.4	DD'S DISCOUNTS	19,350			LA BONITA (2)	36,800
LAS VEGAS	CHARLESTON COMMONS		2021	330,815	100.0	99 CENTS ONLY	29,849	BURLINGTON	29,442	WALMART	116,792
NORTH LAS VEGAS	COLLEGE PARK S.C. - N LAS VEGAS		2021	167,160	90.6	CVS	24,100	WSS	14,924	EL SUPER	36,983
RENO	DEL MONTE PLAZA		2006	119,377	96.5	SIERRA TRADING POST	31,000	FIVE BELOW	10,542	WHOLE FOODS MARKET	51,758
RENO	REDFIELD PROMENADE		2015	152,601	91.6	BED BATH & BEYOND	35,185	NORDSTROM RACK	31,000	WILD OATS MARKETS (2)	28,788
RENO	MCQUEEN CROSSINGS S.C.		2015	104,319	100.0					RALEY'S	65,519
RENO	GALENA JUNCTION S.C.		2015	118,012	96.9	SHELL OIL	10,000			RALEY'S	61,570
SPARKS	D'ANDREA MARKETPLACE		2007	120,045	95.6	CVS	18,990			SAFEWAY	56,061
SPARKS	SPARKS MERCANTILE		2015	113,759	98.7					RALEY'S	63,476
NEW YORK											
BAY SHORE	MARKET AT BAY SHORE		2006	176,831	100.0	BEST BUY	45,499	BIG LOTS	43,123	ALDI	18,635
BELLMORE	BELLMORE S.C.		2004	15,445	100.0	PETSMART	12,052				
BRIDGEHAMPTON	BRIDGEHAMPTON COMMONS		2009	304,959	100.0	KMART	89,935	TJ MAXX	26,768	KING KULLEN	61,892
BRONX	CONCOURSE PLAZA	OJV	2013	224,959	93.0	NATIONAL AMUSEMENTS	58,860	BLINK FITNESS	18,119	FOOD BAZAAR	51,680
BROOKLYN	MILL BASIN PLAZA	KIR	2000	80,708	97.3	HOME DEPOT	58,200	WALGREENS	11,050		
BROOKLYN	OCEAN PLAZA		2003	10,000	100.0	RITE AID	10,000				
BROOKLYN	KINGS HIGHWAY S.C.		2004	29,671	100.0	CENTER FOR ALLIED HEALTH EDUCATION	19,371	DUANE READE	10,300		
BROOKLYN	RALPH AVENUE PLAZA		2004	40,373	100.0	DUANE READE	15,638	PARTY CITY	13,424		
BROOKLYN HEIGHTS	KEY FOOD - ATLANTIC AVENUE		2012	7,200	100.0					KEY FOOD	7,200

						MAJOR LEASES				GROCER	
LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	TENANT NAME	GLA	TENANT NAME	GLA	Tenant Name	GLA
COMMACK	VETERANS MEMORIAL PLAZA		1998	251,254	100.0	HOBBY LOBBY	42,970	BURLINGTON	40,471	WHOLE FOODS MARKET	45,000
COMMACK	BIRCHWOOD PLAZA		2007	24,617	100.0	DOLLAR TREE	14,137				
COPIAGUE	HOME DEPOT PLAZA - COPIAGUE	KIR	1998	135,436	100.0	HOME DEPOT	112,000			TARGET (4)	130,417
EAST NORTHPORT	NORTHPORT CENTER		2012	3,827	100.0						
ELMONT	ELMONT S.C.		2004	27,078	100.0	TJ MAXX	21,178				
ELMSFORD	ELMSFORD CENTER		2013	143,288	100.0	ELMSFORD 119	84,450	AUTONATION	58,838		
FARMINGDALE	AIRPORT PLAZA		2015	400,858	100.0	HOME DEPOT	116,790	PETSMART	30,235	STEW LEONARD'S	60,000
FLUSHING	KISSENA BLVD S.C.		2007	22,416	100.0					FRUIT VALLEY PRODUCE	17,300
FRANKLIN SQUARE	FRANKLIN SQUARE S.C.		2004	17,789	100.0	PHENIX SALON SUITES	11,857				
FREEPORT	MEADOWBROOK COMMONS	KIR	2000	176,502	98.0	VORNADO REALTY TRUST	37,328	MARSHALLS	27,540	TARGET	46,753
GLEN COVE	NORTH SHORE TRIANGLE	KIR	2000	49,212	100.0	STAPLES	24,880	PETSMART	13,482		
GREAT NECK	THE GARDENS AT GREAT NECK		2022	111,919	100.0	PLANET FITNESS	22,000	RITE AID	11,700	BEST MARKET (2)	40,000
GREENVALE	THE GREEN COVE PLAZA		2022	86,446	98.4	TJ MAXX	30,992	EQUINOX FITNESS CLUB	24,000		
HAMPTON BAYS	HAMPTON BAYS PLAZA		1989	70,990	100.0	MACY'S	50,000	PETCO	11,890		
HICKSVILLE	HICKSVILLE PLAZA		2004	35,736	100.0	PETCO (2)	12,919	DOLLAR TREE	10,481		
HUNTINGTON STATION	TURNPIKE PLAZA		2011	52,973	95.3	RITE AID	11,010			LIDL	30,700
JERICHO	JERICHO COMMONS		2007	171,180	100.0	MARSHALLS	33,600	MILLERIDGE	20,466	WHOLE FOODS MARKET	39,504
KEW GARDENS HILLS	FAMILY DOLLAR UNION TURNPIKE		2012	10,790	92.5						
LITTLE NECK	LITTLE NECK PLAZA		2003	48,275	100.0					LITTLE NECK GROCERY	8,750
LONG ISLAND CITY	KEY FOOD - 21ST STREET		2012	6,065	100.0					KEY FOOD	5,621
MANHASSET	MANHASSET CENTER		1999	155,321	100.0	MARSHALLS	40,114	NORDSTROM RACK	34,257	KING KULLEN	37,570
MASPETH	GRAND PLAZA		2004	22,500	100.0					KEY FOOD	22,500
MASSAPEQUA	CARMAN'S PLAZA		2022	169,400	87.9	PLANET FITNESS	19,870	DMV	19,310	KEYFOOD	32,570
MASSAPEQUA PARK	SOUTHGATE SHOPPING CENTER		2022	111,743	100.0					KING KULLEN SUPERMARKET	51,283
MERRICK	MERRICK COMMONS	KIR	2000	110,250	100.0	HOMEGOODS	24,836	PLANET FITNESS	15,038	LIDL	31,478
MINEOLA	MINEOLA CROSSINGS		2007	26,747	97.7					NORTH SHORE FARMS	10,000
MUNSEY PARK	MUNSEY PARK PLAZA	KIR	2000	72,748	43.1					WHOLE FOODS MARKET	20,000
NESCONSET	SMITHTOWN PLAZA		2009	55,968	100.0	PETSMART	28,916	BOB'S DISCOUNT FURNITURE	27,052	COSTCO (4)	122,475
NORTH MASSAPEQUA	NORTH MASSAPEQUA S.C.		2004	29,599	100.0	DOLLAR TREE	13,965				
PLAINVIEW	MANETTO HILL PLAZA		1969	88,181	94.9	PLANET FITNESS	19,159				
SELDEN	INDEPENDENCE PLAZA - SELDEN		2014	236,130	99.6	HOME DEPOT	102,220	RITE AID	14,673	TARGET	52,250
STATEN ISLAND	FOREST AVENUE S.C.	KIR	2000	189,968	98.1	TJ MAXX/HOMEGOODS	34,798	LA FITNESS	34,000		
STATEN ISLAND	RICHMOND S.C.		1989	268,362	99.4	REGENCY FURNITURE	29,216	HOMEGOODS	26,375	TARGET	139,839
STATEN ISLAND	GREENRIDGE PLAZA (3)		1997	95,683	97.9	LA FITNESS	33,180			ALDI	21,317
STATEN ISLAND	THE BOULEVARD		2006	409,624	94.5	ALAMO DRAFTHOUSE CINEMA	45,485	LA FITNESS	37,583	SHOPRITE	67,868
STATEN ISLAND	FOREST AVENUE PLAZA		2005	46,063	100.0					TARGET	46,063
SYOSSET	SYOSSET S.C.		1967	32,124	100.0	PLANET FITNESS	16,664				
SYOSSET	SYOSSET CORNERS		2022	25,442	100.0						
VALLEY STREAM	KEY FOOD - CENTRAL AVENUE		2012	27,924	100.0					KEY FOOD	27,924
WEST ISLIP	SEQUAMS SHOPPING CENTER		2022	24,149	100.0					SOUTHDOWN MARKET	11,575
WHITE PLAINS	WHITE PLAINS S.C.		2004	14,450	100.0	DOLLAR TREE	14,450				
WOODBURY	WOODBURY COMMON		2022	85,658	84.4					THE FRESH MARKET	19,800
WOODBURY	THE MARKETPLACE		2022	35,737	88.0	PARTY CITY	12,000				
WOODBURY	STOP & SHOP		2022	55,000	100.0					STOP & SHOP	55,000
WOODSIDE	C TOWN INT'L FRESH MARKET		2012	7,500	100.0					CTOWN INTERNATIONAL FRESH MARK	7,500
YONKERS	SHOPRITE S.C.		1995	43,560	100.0					SHOPRITE	43,560
YONKERS	ROMAINE PLAZA		2005	10,329	100.0	ADVANCE AUTO PARTS	10,329				
OREGON											
CLACKAMAS	CLACKAMAS PROMENADE	PRU	2007	235,116	98.1	HOBBY LOBBY	45,461	NORDSTROM RACK	27,766	TARGET (4)	125,923
GRESHAM	GRESHAM TOWN FAIR	PRU	2006	264,634	89.4	MADRONA WATUMULL	55,120	ROSS DRESS FOR LESS	26,832		
GRESHAM	OREGON TRAIL CENTER		2009	208,276	84.6	MARSHALLS	27,500	OFFICE DEPOT	26,706		
HAPPY VALLEY	CLACKAMAS SQUARE	OIP	2021	73,951	88.1	TJ MAXX	25,404			WINCO FOODS (4)	64,255
HILLSBORO	TANASBOURNE VILLAGE	PRU	2008	206,691	98.5	RITE AID	27,465	DSW SHOE WAREHOUSE	19,949	SAFEWAY	53,000
MILWAUKIE	MILWAUKIE MARKETPLACE	PRU	2007	185,760	80.5	RITE AID	31,472	PLANET FITNESS	25,000	NEW SEASONS MARKET	42,630
PORTLAND	JANTZEN BEACH CENTER		2017	741,227	98.1	HOME DEPOT	106,500	BURLINGTON	70,501	TARGET	138,700
PORTLAND	RALEIGH HILLS PLAZA	OIP	2021	39,520	100.0	WALGREENS	15,120			NEW SEASONS MARKET	22,822
PENNSYLVANIA											

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER Tenant Name	GLA
ARDMORE	SUBURBAN SQUARE (3)		2007	309,998	91.5	LIFE TIME FITNESS	78,363	WEST ELM	10,543	TRADER JOE'S	12,548
BLUE BELL	CENTER SQUARE S.C.		1996	120,211	100.0	KOHL'S	93,444	HOMEGOODS	26,767	MCCAFFREYS FOOD MARKETS (4)	88,842
CHAMBERSBURG	WAYNE PLAZA		2008	131,623	89.9	WINE & SPIRITS SHOPPE	11,309			GIANT FOOD	67,521
DEVON	DEVON VILLAGE		2012	68,935	87.7	WINE & SPIRITS SHOPPE	10,394			WHOLE FOODS MARKET	33,504
EAST NORRITON	NORRITON SQUARE		1984	131,794	99.1	HAIR BUZZ	18,025	JOANN	12,250	SHOPRITE	66,506
EAST STROUDSBURG	POCONO PLAZA		1973	143,790	94.7	HOMEGOODS	22,500	WINE & SPIRITS SHOPPE	11,388	GIANT FOOD	66,479
EXTON	WHITELAND TOWN CENTER		1996	85,184	100.0	KOHL'S	85,184				
HARRISBURG	HARRISBURG EAST S.C.		1972	192,078	100.0	VALUE CITY FURNITURE	48,884	TOUCH OF COLOR FLOORING	31,167	GIANT FOOD	72,251
HAVERTOWN	TOWNSHIP LINE S.C.		1996	80,938	100.0	KOHL'S	80,938				
HORSHAM	HORSHAM POINT		2015	71,737	88.4					GIANT FOOD	48,820
MONTGOMERYVILLE	MONTGOMERY SQUARE	KIR	2002	254,432	93.6	BED BATH & BEYOND	32,037	GABE'S	28,892	GIANT FOOD	67,179
PHILADELPHIA	CASTOR PLACE	OJV	1983	184,097	100.0	BURLINGTON	70,723	RAYMOUR & FLANIGAN FURNITURE	33,000		
PHILADELPHIA	COTTMAN & BUSTLETON CENTER	OJV	1995	332,812	99.3	TARGET	137,000	PEP BOYS	20,800	ACME	66,703
PHILADELPHIA	FRANKFORD AVENUE S.C.		1996	82,345	100.0	KOHL'S	82,345				
PHILADELPHIA	LINCOLN SQUARE		2017	101,226	100.0	TARGET	36,215	PETSMART	15,360	SPROUTS FARMERS MARKET	32,000
PHILADELPHIA	FISHTOWN CROSSING		2022	133,025	92.4	PEP BOYS	20,615	DOLLAR GENERAL	11,948	IGA SUPERMARKET	40,000
PITTSBURGH	WEXFORD PLAZA (3)		2010	149,541	88.0	THE TILE SHOP	16,059			WHOLE FOODS MARKET	38,613
PITTSBURGH	CRANBERRY COMMONS		2016	165,920	98.7	TJ MAXX	30,000	STAPLES	23,884	FRESH THYME FARMERS MARKET	31,296
RICHBORO	CROSSROADS PLAZA - RICHBORO		1986	111,982	96.6					ACME	55,537
SHREWSBURY	SHREWSBURY SQUARE S.C. (3)		2014	91,506	93.2					GIANT FOOD	58,785
SPRINGFIELD	SPRINGFIELD S.C.		1983	171,277	95.6	STAPLES	26,535	EMPIRE BEAUTY SCHOOL	11,472	GIANT FOOD	66,825
WHITEHALL	WHITEHALL CENTER		1996	84,524	100.0	KOHL'S	84,524				
WYNNEWOOD	SHOPPES AT WYNNEWOOD		2014	55,911	100.0					WHOLE FOODS MARKET	45,453
PUERTO RICO											
BAYAMON	REXVILLE TOWN CENTER		2006	185,689	86.3	PLANET FITNESS	18,100	CHUCK E CHEESE	13,600	PUEBLO	35,588
CAGUAS	PLAZA CENTRO		2006	599,409	96.8	COSTCO	134,881	JCPENNEY	98,348	SAM'S CLUB	138,622
CAROLINA	LOS COLOBOS		2006	572,052	91.0	GRAND SAVIA	118,242	HOME DEPOT	109,800	ECONO RIAL	56,372
MANATI	MANATI VILLA MARIA S.C.		2006	69,640	76.4	PLANET FITNESS	20,350	FARMACIAS SAVIA	11,525		
MAYAGUEZ	WESTERN PLAZA		2006	354,675	98.0	HOME DEPOT	109,800	CARIBBEAN CINEMA	45,126	SAM'S CLUB	100,408
PONCE	PONCE TOWNE CENTER		2006	191,680	91.5	2000 CINEMA CORP.	60,000	PETSMART	13,279	SUPERMERCADOS MAXIMO	35,651
TRUJILLO ALTO	TRUJILLO ALTO PLAZA		2006	191,551	100.0	GRAND STORES	35,000	ME SALVE	22,415	PUEBLO SUPERMARKET	26,869
SOUTH CAROLINA											
CHARLESTON	ST. ANDREWS CENTER		1978	187,905	100.0	BURLINGTON	35,351	PETCO	15,314	HARRIS TEETER	52,334
CHARLESTON	WESTWOOD PLAZA		1995	180,845	100.0	BARNES & NOBLE	25,389	TJ MAXX	25,240	HARRIS TEETER	53,000
GREENVILLE	WOODRUFF S.C.		2010	118,452	100.0	ACADEMY SPORTS & OUTDOORS	89,510			TRADER JOE'S	12,836
GREENVILLE	FOREST PARK		2012	51,103	90.2					THE FRESH MARKET	20,550
TENNESSEE											
MADISON	OLD TOWNE VILLAGE		1978	175,593	97.9	OLD TIME POTTERY	99,400			WALMART NEIGHBORHOOD MARKET	39,687
CORDOVA	THE COMMONS AT DEXTER LAKE		2021	228,796	98.0	CRUNCH FITNESS	36,000	MARSHALLS	30,000	KROGER	69,300
MEMPHIS	MENDENHALL COMMONS		2021	88,108	98.8					KROGER	74,685
MEMPHIS	HIGHLAND SQUARE		2021	14,490							
TEXAS											
AMARILLO	WESTGATE PLAZA	KIR	1997	488,022	98.8	HOME DEPOT	109,800	KOHL'S	94,680		
AUSTIN	CENTER OF THE HILLS		1998	145,337	46.7	PETCO	13,108				
AUSTIN	SUNSET VALLEY MARKETFAIR	PRU	2007	213,352	100.0	BED BATH & BEYOND	42,098	BUY BUY BABY	28,730		
AUSTIN	MUELLER REGIONAL RETAIL CENTER		2021	357,087	100.0	HOME DEPOT	113,341	BEST BUY	29,404	SPROUTS FARMERS MARKET	20,171
AUSTIN	HOMESTEAD S.C.	OJV	2011	88,824	94.8	BARNES & NOBLE	24,685	PETCO	12,350		
AUSTIN	ROUND ROCK S.C.	OJV	2011	131,039	100.0	GATTI LAND EATER-TAINMENT	31,094	O'REILLY AUTO PARTS	29,678		
AUSTIN	CENTURY SOUTH S.C.	OJV	2011	207,538	97.6	ACADEMY SPORTS & OUTDOORS	61,452	PACIFIC RESOURCES ASSOCIATES	46,690		
BELLAIRE	BELLAIRE BLVD S.C.		2021	37,699	100.0	HOUSTON METHODIST	34,076				
BROWNSVILLE	LAS TIENDAS PLAZA		2005	238,683	92.4	BURLINGTON	80,274	TJ MAXX	28,460		
BROWNSVILLE	NORTH TOWNE PLAZA - BROWNSVILLE		2021	27,846	12.9						
BURLESON	GATEWAY STATION		2011	367,552	97.3	KOHL'S	86,584	ROSS DRESS FOR LESS	30,187	ALBERTSONS (4)	54,340
COLLEGE STATION	ROCK PRAIRIE MARKETPLACE		2021	31,603	59.0						

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER Tenant Name	GLA
CONROE	CONROE MARKETPLACE		2015	289,322	98.6	ASHLEY FURNITURE HOMESTORE	48,000	TJ MAXX	32,000		
DALLAS	CITYPLACE MARKET	KIR	1998	83,868	92.6	ROSS DRESS FOR LESS	28,160	OFFICEMAX	23,500	TARGET (4)	130,715
DALLAS	PRESTON FOREST VILLAGE	PRU	2007	171,143	96.2	CVS	16,799	RALLY HOUSE	10,800	VITAMIN COTTAGE NATURAL FOOD	15,130
FORT WORTH	MONTGOMERY PLAZA		2015	286,737	93.4	MARSHALLS/HOMEGOODS	38,032	ROSS DRESS FOR LESS	30,079	TARGET (4)	173,890
FRISCO	PRESTON LEBANON CROSSING		2006	240,647	93.6	HOBBY LOBBY / MARDELS	81,392	HEMISPHERES	50,000	SPROUTS FARMERS MARKET	26,043
GALVESTON	GALVESTON PLACE (3)		2021	208,052	98.8	SPEC'S LIQUOR	29,845	OFFICE DEPOT	29,813	RANDALL'S	52,550
GRAND PRAIRIE	LAKE PRAIRIE TOWNE CROSSING		2006	243,940	98.1	24 HOUR FITNESS	30,000	ROSS DRESS FOR LESS	29,931	TARGET (4)	173,890
HOUSTON	CYPRESS TOWNE CENTER		2005	279,210	99.1	TJ MAXX	32,000	ROSS DRESS FOR LESS	30,187	TARGET (4)	125,400
HOUSTON	THE CENTRE AT COPPERFIELD		2015	144,055	100.0	BEST BUY	35,317	HOMEGOODS	31,620		
HOUSTON	COPPERWOOD VILLAGE		2015	350,787	81.0	MARSHALLS	30,382	PARTY CITY	23,500	FOOD TOWN (4)	57,539
HOUSTON	TOMBALL CROSSING		2013	149,065	92.5	ROSS DRESS FOR LESS	30,176	OLD NAVY	19,222		
HOUSTON	COPPERFIELD VILLAGE (3)		2015	164,068	96.8	ROSS DRESS FOR LESS	26,000	TOTAL WINE & MORE	23,608	SPROUTS FARMERS MARKET	29,582
HOUSTON	HEIGHTS PLAZA		2021	71,277	99.4	GOODWILL INDUSTRIES	24,841			KROGER	32,390
HOUSTON	WESTHILL VILLAGE		2021	130,851	95.7	ROSS DRESS FOR LESS	27,685	99 CENTS ONLY	24,061		
HOUSTON	BLALOCK MARKET		2021	97,277	100.0					99 RANCH MARKET	83,791
HOUSTON	THE CENTRE AT POST OAK		2021	183,940	93.3	MARSHALLS	40,000	NORDSTROM RACK	30,017		
HOUSTON	ALABAMA SHEPHERD S.C.		2021	59,120	100.0	PETSMART	22,283	WHOLE EARTH PROVISION CO.	16,218	TRADER JOE'S	14,566
HOUSTON	SHOPPES AT MEMORIAL VILLAGES		2021	166,777	87.7	GULF COAST VETERINARY	82,658				
HOUSTON	HEB - DAIRY ASHFORD & MEMORIAL		2021	36,874	100.0					HEB GROCERY	36,874
HOUSTON	SHOPS AT HILSHIRE VILLAGE		2021	119,082	100.0	WALGREENS	15,120			KROGER	63,373
HOUSTON	VILLAGE PLAZA AT BUNKER HILL		2021	491,686	93.7	ACADEMY SPORTS & OUTDOORS	86,120	BURLINGTON	40,000	HEB GROCERY	127,983
HOUSTON	WESTCHASE S.C.		2021	218,756	66.5	ROSS DRESS FOR LESS	30,000	PETCO	14,680	WHOLE FOODS MARKET	45,489
HOUSTON	SHOPS AT KIRBY DRIVE		2021	10,000	70.1					SPROUTS FARMERS MARKET (4)	26,000
HOUSTON	SHOPS AT THREE CORNERS		2021	251,972	95.9	ROSS DRESS FOR LESS	30,187	BIG LOTS	22,050	FIESTA	80,676
HOUSTON	RIVER OAKS S.C. (3)		2021	308,995	93.5	BARNES & NOBLE	33,179	KELSEY SEYBOLD CLINIC	12,538	KROGER	55,670
HOUSTON	OAK FOREST		2021	161,687	99.2	ROSS DRESS FOR LESS	27,955	DOLLAR TREE	15,120	KROGER	65,206
HOUSTON	RICHMOND SQUARE		2021	92,657	62.9	BEST BUY	58,321				
HUMBLE	ATASCOCITA COMMONS		2013	316,574	90.0	KOHL'S	88,827	TJ MAXX	50,035	TARGET (4)	180,000
KINGWOOD	KINGS CROSSING		2021	127,296	100.0	LA FITNESS	40,000	ACE HARDWARE	29,199		
LAREDO	NORTH CREEK PLAZA		2021	242,065	90.9	BEST BUY	45,699	MARSHALLS	40,000	HEB GROCERY (4)	59,840
LAREDO	PLANTATION CENTRE		2021	136,487	98.5					HEB GROCERY	85,846
LAREDO	INDEPENDENCE PLAZA - LAREDO		2021	347,339	100.0	HOBBY LOBBY	55,000	ROSS DRESS FOR LESS	30,187	HEB GROCERY	147,324
MCALLEN	TRENTON CROSSING - NORTH MCALLEN		2021	265,566	86.5	HOBBY LOBBY	55,000	ROSS DRESS FOR LESS	30,164	TARGET (4)	123,693
MCALLEN	OLD NAVY - MCALLEN	OJV	2021	15,000	100.0	OLD NAVY	15,000				
MCALLEN	MARKET AT NOLANA	OJV	2021	41,138	85.7					WALMART (4)	205,113
MCALLEN	LAS TIENDAS S.C.	OJV	2021	287,952	99.5	DICK'S SPORTING GOODS	76,100	TOTAL WINE & MORE	33,574		
MCALLEN	NORTHCROSS S.C.	OJV	2021	74,765	85.4	BARNES & NOBLE	24,864				
MCALLEN	MCALLEN CENTER	OJV	2021	103,631	100.0	XTREME JUMP	55,000	TRUFIT ATHLETIC CLUB	48,631		
MESQUITE	KROGER PLAZA		1974	79,550	100.0					KROGER	51,000
MISSION	SHARYLAND TOWNE CROSSING	OJV	2021	360,889	97.0	ROSS DRESS FOR LESS	29,798	TJ MAXX	28,000	HEB GROCERY	148,270
MISSION	MARKET AT SHARYLAND PLACE	OJV	2021	107,912	95.4	KOHL'S	89,912	DOLLAR TREE	10,000	WALMART (4)	186,000
PASADENA	FAIRWAY PLAZA	KIR	1999	410,071	98.3	BEST BUY	36,896	ROSS DRESS FOR LESS	30,187		
PLANO	ACCENT PLAZA		1996	100,598	100.0	HOME DEPOT EXPO	97,798				
RIO GRANDE CITY	STARR PLAZA	OJV	2021	176,693	86.8	MARSHALLS	24,000			HEB GROCERY	109,121
SAN ANTONIO	THE SHOPPES @ WILDERNESS OAKS		2021	20,130	94.6						
SAN ANTONIO	FIESTA TRAILS		2021	362,020	90.2	BOB MILLS FURNITURE	96,000	BEST BUY	37,000	HEB GROCERY (4)	78,000
SAN ANTONIO	STEVENS RANCH		2021	32,726	85.3					HEB GROCERY (4)	100,000
SPRING	GRAND PARKWAY MARKETPLACE		2014	583,699	96.5	ACADEMY SPORTS & OUTDOORS	63,182	HOBBY LOBBY	55,000	TARGET (4)	126,844
SUGAR LAND	WOODBRIDGE S.C.		2012	96,623	98.3					KROGER	64,842
TOMBALL	TOMBALL MARKETPLACE		2021	168,724	87.3	ROSS DRESS FOR LESS	25,000	MARSHALLS	25,000		
WEBSTER	CENTER AT BAYBROOK		2006	363,830	88.0	HOBBY LOBBY	100,086	BEL FURNITURE	58,842		
WEBSTER	BAYBROOK GATEWAY		2021	241,149	100.0	ASHLEY FURNITURE HOMESTORE	45,000	BARNES & NOBLE	32,000		
VIRGINIA											
ALEXANDRIA	HILLTOP VILLAGE CENTER		2021	250,811	100.0	LA FITNESS	35,000			WEGMANS	128,357

						MAJOR LEASES				GROCER	
LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	TENANT NAME	GLA	TENANT NAME	GLA	Tenant Name	GLA
ALEXANDRIA	WEST ALEX-RETAIL		2021	98,051	89.1					HARRIS TEETER	61,816
ARLINGTON	CENTRO ARLINGTON		2021	72,367	100.0					HARRIS TEETER	51,518
BURKE	BURKE TOWN PLAZA		2014	124,148	100.0			CVS	12,380	SAFEWAY	53,495
FAIRFAX	COSTCO PLAZA - FAIRFAX	KIR	1998	341,727	100.0	HOME DEPOT	126,290	24 HOUR FITNESS	42,837	COSTCO	139,658
FAIRFAX	MAIN STREET MARKETPLACE	PRU	2007	96,862	100.0	TJ MAXX	27,888	WALGREENS	15,230		
FAIRFAX	OLD TOWN PLAZA		2007	52,946	85.3						
LEESBURG	BATTLEFIELD S.C.	PRU	2007	317,400	83.8	DICK'S SPORTING GOODS	43,149	BIG LOTS	36,958		
PENTAGON CITY	PENTAGON CENTRE	CPP	2010	337,788	98.5	MARSHALLS	42,142	BEST BUY	36,532	COSTCO	171,286
STAFFORD	DOC STONE COMMONS		2016	101,042	100.0	STAPLES	23,942	PETCO	12,000	GIANT FOOD	61,500
STAFFORD	STAFFORD MARKETPLACE		2015	330,749	99.1	ROSS DRESS FOR LESS	30,545	TJ MAXX	30,179	SHOPPERS FOOD	67,995
STERLING	POTOMAC RUN PLAZA		2008	361,110	100.0	REGENCY FURNITURE	45,210	MICHAELS	35,333	TARGET (4)	125,204
STERLING	DULLES TOWN CROSSING		2015	808,442	99.1	WALMART	209,613	LOWE'S HOME CENTER	135,197	SAM'S CLUB	135,193
WOODBRIDGE	GORDON PLAZA (3)		2017	143,133	98.3	REGENCY FURNITURE	73,882	THE SALVATION ARMY	17,070	ALDI	16,530
WOODBRIDGE	SMOKETOWN STATION	KIR	1998	503,788	99.4	HOBBY LOBBY	63,971	DICK'S SPORTING GOODS	57,437		
WASHINGTON											
AUBURN	AUBURN NORTH		2007	174,855	92.3	LA FITNESS	34,500	OFFICE DEPOT	23,070		
BELLEVUE	THE MARKETPLACE AT FACTORIA		2013	495,573	95.4	TARGET	101,495	WALMART (2)	76,207	AMAZON FRESH	24,900
COVINGTON	COVINGTON ESPLANADE		2021	187,388	98.9	HOME DEPOT	130,948				
FEDERAL WAY	PAVILIONS CENTRE	KIR	2000	202,322	100.0	JOANN	43,506	BARNES & NOBLE	24,987	H MART	55,069
KENT	CANYON RIDGE PLAZA	PRU	2006	86,909	95.6	ROSS DRESS FOR LESS	27,200	OLD NAVY	12,500	TARGET (4)	115,900
LAKE STEVENS	FRONTIER VILLAGE S.C.		2012	188,259	99.2	MICHAELS	22,389	ROSS DRESS FOR LESS	22,354	SAFEWAY	61,000
MILL CREEK	GATEWAY S.C.		2016	96,671	98.3	PLANET FITNESS	25,333			SPROUTS FARMERS MARKET	29,942
PUYALLUP	MERIDIAN TOWN CENTER	OIP	2021	77,666	100.0	JOANN	35,023	TUESDAY MORNING	20,849	SAFEWAY (4)	65,691
PUYALLUP	SOUTH HILL CENTER	OIP	2021	134,010	100.0	BEST BUY	45,365	BED BATH & BEYOND	32,920		
SEATTLE	JEFFERSON SQUARE	PRU	2006	86,060	100.0	BARTELL DRUGS	13,327			SAFEWAY	39,556
SEATTLE	THE WHITTAKER		2021	63,663	100.0					WHOLE FOODS MARKET	41,000
SEATTLE	QUEEN ANNE MARKETPLACE	OIP	2021	80,488	100.0	BARTELL DRUGS	19,569			METROPOLITAN MARKET	48,350
SEATTLE	RAINIER VALLEY SQUARE	OIP	2021	110,803	98.9	ROSS DRESS FOR LESS	25,692			SAFEWAY	64,186
SEATTLE	2200 WESTLAKE RETAIL	OIP	2021	87,014	98.3					WHOLE FOODS MARKET	47,367
SILVERDALE	SILVERDALE PLAZA		2012	170,403	94.0	JOANN	29,903	RITE AID	23,470	SAFEWAY	55,000
SPOKANE	FRANKLIN PARK S.C.		2015	123,288	97.6	BED BATH & BEYOND	36,692	ROSS DRESS FOR LESS	25,000	TRADER JOE'S	12,052
TUKWILA	PARKWAY SUPER CENTER	KIR	2003	468,857	100.0	DICK'S SPORTING GOODS	53,545	MACY'S FURNITURE	48,670	LAM'S SEAFOOD MARKET	28,136
TOTAL: 539 SHOPPING CENTER PROPERTY INTERESTS (5)				93,006,053							

(1)   Percent leased information as of December 31, 2022.
(2)   Denotes tenants who are Dark & Paying.
(3)   Denotes projects which exclude GLA of units being held for redevelopment.
(4)   Denotes tenants who are Shadow Anchors.
(5)   Does not include 16 properties, primarily through the Company's preferred equity investments, other real estate investments and non-retail properties, totalling approximately 3.5 million square feet of GLA.

CPP   Denotes property interest in Canada Pension Plan.
KIR   Denotes property interest in Kimco Income REIT.
OIP   Denotes property interest in Other Institutional Programs.
OJV   Denotes property interest in Other US Joint Ventures.
PRU   Denotes property interest in Prudential Investment Program.

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Latham & Watkins LLP
Washington, DC

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PricewaterhouseCoopers LLP
New York, NY

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P.O. Box 64874
St. Paul, MN 55164-0854
1-866-557-8695
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KIMprM



Investor Relations

A copy of the Company's Annual Report on Form 10-K may be obtained at no cost to stockholders by writing to:

David F. Bujnicki
Senior Vice President,
Investor Relations & Strategy
Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, NY 11753
1-866-831-4297
E-mail: ir@kimcorealty.com

Annual Meeting of Stockholders

All stockholders are cordially invited to attend the 2023 annual meeting which will be conducted via a live broadcast on April 25, 2023. The company has embraced the environmentally-friendly virtual meeting format, which it believes enables increased stockholder attendance and participation. During this virtual meeting, you may ask questions and will be able to vote your shares electronically. You may also submit questions in advance of the 2023 annual meeting by visiting www.virtualshareholdermeeting.com/KIM2023. The company will respond to as many inquiries at the 2023 annual meeting as time allows.

If you plan to attend the 2023 annual meeting online, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompany your proxy materials. The 2023 annual meeting will begin promptly at 10:00 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

Annual Report to Stockholders

Our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) is included in this 2022 Annual Report and forms our annual report to security holders within the meaning of SEC rules.

Dividend Reinvestment and Common Stock Purchase Plan

The Company's Dividend Reinvestment and Common Stock Purchase Plan provides stockholders with an opportunity to conveniently and economically acquire Kimco common stock. Stockholders may have their dividends automatically directed to our transfer agent to purchase common shares without paying any brokerage commissions. Requests for booklets describing the Plan, enrollment forms and any correspondence or questions regarding the Plan should be directed to:

EQ Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
1-866-557-8695

Holders of Record

Holders of record of the Company's common stock, par value $0.01 per share, totaled 2,751 as of February 28, 2023.

Offices

Executive Offices

500 North Broadway
Suite 201
Jericho, NY 11753
516-869-9000
www.kimcorealty.com

Regional Offices

Phoenix, AZ 602-249-0670	Wilton, CT 203-761-8951	New York, NY 212-972-7456	Bellevue, WA 425-373-3500
Daly City, CA 650-301-3000	Hollywood, FL 954-923-8444	Ardmore, PA 610-896-7560	
Roseville, CA 916-727-2100	Newton, MA 617-933-2820	Fort Worth, TX 214-720-0559	
Tustin, CA 949-252-3880	Timonium, MD 410-684-2000	Arlington, VA 703-415-7612	
Vista, CA 760-727-1002	Charlotte, NC 704-367-0131	Woodbridge, VA 703-583-0071	

Corporate Directory

Board of Directors

Milton Cooper
Executive Chairman
Kimco Realty Corporation

Philip E. Coviello [(1v)(2)(3)]
Partner*
Latham & Watkins LLP

Conor C. Flynn
Chief Executive Officer
Kimco Realty Corporation

Frank Lourenso [(1)(2v)(3)]
Executive Vice President*
JPMorgan Chase & Co.

Henry Moniz [(1)(2)(3)]
Chief Compliance Officer
Meta

Mary Hogan Preusse [(1)(2)(3v)]
Lead Independent Director
Kimco Realty Corporation
Managing Director and
Co-Head of Americas Real Estate*
APG Asset Management US Inc.

Valerie Richardson [(1)(2)(3)]
Chief Operating Officer
International Council of
Shopping Centers

Richard B. Saltzman [(1)(2)(3)]
Senior Advisor at Ranger
Global Real Estate Advisors
and Peaceable Street Capital

* Retired
[(1)] Audit Committee
[(2)] Executive Compensation Committee
[(3)] Nominating and Corporate Governance Committee
[(v)] Chairman

Executive and Senior Management

Milton Cooper
Executive Chairman

Conor C. Flynn
Chief Executive Officer

Ross Cooper
President, Chief Investment Officer

Glenn G. Cohen
Executive Vice President,
Chief Financial Officer & Treasurer

David Jamieson
Executive Vice President,
Chief Operating Officer

Bruce Rubenstein
Executive Vice President,
General Counsel & Secretary

Raymond Edwards
Executive Vice President
Retailer Services

Leah Landro
Executive Vice President,
Chief Human Resources Officer

Thomas Taddeo
Executive Vice President,
Chief Information Officer

David F. Bujnicki
Senior Vice President
Investor Relations & Strategy

Geoffrey Glazer
Senior Vice President
National Development

William Teichman
Senior Vice President
Business Operations

Kathleen Thayer
Senior Vice President,
Corporate Accounting &
Assistant Treasurer

Paul Westbrook
Vice President,
Chief Accounting Officer

U.S. Regional Management

Carmen Decker
President
Western Region

Wilbur E. Simmons, III
President
Southern Region

Joshua Weinkranz
President
Northern Region

Corporate Management

Barbara E. Briamonte
Vice President
Legal

Tamara Chernomordik
Vice President
ESG

David Domb
Vice President
Research & Data Analytics

Paul Dooley
Vice President
Real Estate Tax & Insurance

Kenneth Fisher
Vice President,
Chief Technology Officer

Christopher Freeman
Senior Vice President
Property Management

Scott Gerber
Vice President
Risk

Brett N. Klein
Vice President
Financial Planning & Analysis

Jennifer Maisch
Vice President
Marketing & Corporate
Communications

Julio Ramon
Vice President
Property Finance

Jonathon Siswick
Vice President
Lease Administration

Harvey G. Weinreb
Vice President
Tax

≡ KIMCO ®
REALTY

500 North Broadway, Suite 201, Jericho, NY 11753 | (516) 869-9000
kimcorealty.com